Form 10-K, Exhibit 13
period 1997-12-31
MONARCH DENTAL CORP
filed 1998-03-31
CIK 1009900

                                                                    EXHIBIT 13.1


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                           MONARCH DENTAL CORPORATION

The selected consolidated statement of income data for the years ended December 31, 1994, 1995, 1996 and 1997 and the selected consolidated balance sheet data at December 31, 1995, 1996 and 1997 have been derived from the Consolidated Financial Statements of Monarch Dental Corporation (the "Company") that have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated statement of income data for the year ended December 31, 1993 and the selected consolidated balance sheet data at December 31, 1993 and 1994 have been derived from unaudited consolidated financial statements of the Company. The following selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company.

                                                                           YEAR ENDED DECEMBER 31,
(IN THOUSANDS, EXCEPT PER SHARE DATA)                          1997      1996        1995      1994       1993
--------------------------------------------------------------------------------------------------------------
Consolidated Statement of Income Data:
   Dental group practices revenue, net                      $68,619    $35,980    $13,223    $9,559     $8,028
   Less: amounts retained by dental group practices          22,729     11,802      4,301     3,070      2,669
                                                            --------------------------------------------------
   Net revenue                                               45,890     24,178      8,922     6,489      5,359
   Operating expenses:
     Clinical salaries and benefits                          12,350      6,259      2,243     1,553      1,399
     Other salaries and benefits                              6,453      3,127        971       688        555
     Dental supplies                                          4,282      2,216        833       509        436
     Laboratory fees                                          2,902      1,648        633       430        391
     Occupancy                                                3,709      1,937        471       392        334
     Advertising                                              1,781      1,210        710       626        479
     Depreciation and amortization                            2,938      1,430        293       252        257
     General and administrative                               6,394      3,564      1,099       951        822
                                                            --------------------------------------------------
                                                             40,809     21,391      7,253     5,401      4,673
                                                            --------------------------------------------------
   Operating income                                           5,081      2,787      1,669     1,088        686
   Interest expense, net                                      1,545      1,687         87        81         56
   Minority interest in combined subsidiaries                    46         --         --        --         --
                                                            --------------------------------------------------
   Income before income taxes and extraordinary item          3,490      1,100      1,582     1,007        630
   Income taxes(1)                                            1,355        425         --        --         --
                                                            --------------------------------------------------
   Income before extraordinary item                           2,135        675      1,582     1,007        630
   Extraordinary loss on early extinguishment of debt,
     net of applicable tax benefit of $167                     (264)        --         --        --         --
                                                            --------------------------------------------------
   Net income                                               $ 1,871    $   675    $ 1,582    $1,007     $  630
                                                            --------------------------------------------------
   Pro forma net income(1)                                  $ 1,871    $   675    $   970    $  617     $  386
   Net income per common share(2):
     Income before extraordinary item                       $  0.34    $  0.24
     Extraordinary item                                       (0.05)        --
                                                            ------------------
     Net income                                             $  0.29    $  0.24
   Net income per common share - assuming dilution(2):
     Income before extraordinary item                       $  0.26    $  0.13
     Extraordinary item                                       (0.04)        --

     Net income                                             $  0.22    $  0.13
                                                            ------------------

   Weighted average common shares outstanding                 6,369      2,846
   Weighted average common and common
     equivalent shares outstanding                            8,346      5,077


(1) The Company was an S corporation prior to February 6, 1996, and accordingly its consolidated statements of income for periods prior to such date did not include income tax expense. Pro forma net income includes an adjustment to reflect estimated income tax effects on net income for the years ended December 31, 1993, 1994 and 1995 at an assumed effective tax rate of 38.7%.

(2) Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements of the Company. Due to the effect of the 1996 transactions on the Company's capital structure, per share data for the periods ended prior to January 1, 1996 are not comparable to subsequent periods and, therefore, have not been presented.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                           MONARCH DENTAL CORPORATION

                                                                                   DECEMBER 31,
(in thousands)                                         1997            1996             1995            1994            1993
----------------------------------------------------------------------------------------------------------------------------
   Consolidated Balance Sheet Data:
    Cash and cash equivalents                      $  2,975        $  1,059         $    760        $    413        $    426
    Working capital (deficit)                         1,337          (3,995)             349              22             109
    Total assets                                     64,592          32,906            3,182           1,952           1,929
    Long-term debt, less current maturities          11,200          18,769            1,077             688             712
    Redeemable equity securities                         --           9,711               --              --              --
    Total stockholders' equity (deficit)             41,966          (5,408)             623             146             270

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           MONARCH DENTAL CORPORATION

This discussion contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21B of the Securities and Exchange Act of 1934. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among others, the constantly changing health care environment, the pace of development and acquisition activity, the reimbursement rates for dental services, and other risks detailed in the Company's Securities and Exchange Commission filings. Other risk factors are listed in the Company's Prospectus dated July 17, 1997 as filed with the U.S. Securities and Exchange Commission.

OVERVIEW

The Company manages dental group practices in selected markets, including Dallas-Fort Worth, Houston, San Antonio and Midland-Odessa, Texas; Wisconsin; Arkansas; Indiana and Colorado. The managed dental facilities (each, a "Dental Office" and collectively, the "Dental Offices") provide general dentistry services such as examinations, cleanings, fillings, bonding, placing crowns and fitting and placing fixed or removable prostheses. Many of the Dental Offices also provide specialty dental services such as orthodontics, oral surgery, endodontics, periodontics and pediatric dentistry. The Company focuses on fee-for-service dentistry, supplementing this business with revenue from contracts with capitated managed dental care plans.

The Company seeks to build geographically dense networks of dental providers by expanding within its existing markets. The Company has generated growth within its existing markets by increasing patient volume and fees in existing Dental Offices, either on a per-patient or per-procedure basis, by increasing the physical space of existing Dental Offices and by opening Dental Offices on a de novo basis. The Company has entered selected new markets by acquiring dental group practices, which have a significant market presence, or which the Company believes can achieve such a presence in the near term. The Company then seeks to use the acquired dental group practice as a "pedestal" from which to expand within the newly entered market.

The following table sets forth the increase in the number of Dental Offices owned and managed by the Company during each of the years indicated, including the number of de novo Dental Offices and acquired Dental Offices in each such year.

                                    1997      1996      1995      1994      1993
--------------------------------------------------------------------------------
Offices at beginning of period        53        12        10         9         8
De novo offices                        7         2         2         1         1
Acquired offices                      39        39        --        --        --
                                   ---------------------------------------------
Offices at end of period              99        53        12        10         9
                                   ---------------------------------------------

EXISTING MARKET DEVELOPMENT
AND ACQUISITION SUMMARY


EXISTING MARKET DEVELOPMENT. Monarch commenced operations in 1983 with a group dental practice in Dallas. From its founding in 1983 through December 31, 1997, the Company opened 20 additional Dental Offices on a de novo basis (17 in Dallas-Fort Worth, two in Houston and one in Indiana.) The Company completed its first acquisition of a solo practice in an existing market (Dallas-Fort Worth) in October 1996 for an aggregate purchase price of $182,000, consisting of 5,000 shares of Common Stock valued at $10,000 at the date of issuance, a subordinated note in the principal amount of $122,000 and cash of $50,000. The Company purchased four additional solo practices in existing markets (three in Dallas-Fort Worth and one in Houston) in 1997 for an aggregate purchase price of $890,000. Revenue from the Company's Dallas-Fort Worth operations increased $3.6 million, or 38.3%, to $13.2 million in 1995, increased $5.1 million, or 38.1%, to $18.3 million in 1996 and increased an additional $6.3 million, or 34.4%, to $24.6 million in 1997. Operating income for the Company's Dallas-Fort Worth operations increased $694,000, or 52.7%, to $2.0 million in 1995, increased $805,000, or 40.0%, to $2.8 million in 1996 and increased an additional $542,000, or 18.8%, to $3.4 million in 1997. However, there can be no assurance that the Company's revenue and operating income in this market will continue to grow at these historical rates or that the Company's operations in other markets will grow at rates comparable to those experienced in Dallas-Fort Worth.

The average investment by the Company in the nine de novo Dental Offices opened since January 1, 1996 was approximately $236,000, which includes the cost of equipment, leasehold improvements and working capital associated with the initial operations. The six de novo Dental Offices opened between January 1, 1996 and September 30, 1997 and one de novo Dental Office opened in October 1997 began contributing operating income to the Company within three months of opening (the remaining two de novo Dental Offices were opened in October and December 1997 and had not yet begun contributing operating income at December 31, 1997). Future de novo Dental Offices, however, may require a greater investment by the Company and may not begin contributing operating income to the Company within that period of time. The Company expenses operating costs (other than costs related to fixed assets) in connection with the establishment of a de novo Dental Office as these costs are incurred rather than capitalizing them.

ACQUISITIONS. Beginning with the acquisition of MacGregor in February 1996, the Company has conducted an active program to identify dental group practices as potential acquisition candidates with a view to expanding the Company's operations. Since December 31, 1995, the Company has completed the following acquisitions:

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           MONARCH DENTAL CORPORATION

                                                               NUMBER
                                                             OF DENTAL   NUMBER OF   DATE             EFFECTIVE DATE
DENTAL GROUP PRACTICE / MARKET                                OFFICES    DENTISTS(1) FOUNDED          OF ACQUISITION
-------------------------------------------------------------------------------------------------------------------
MacGregor, Houston                                               15         42       1962          February 1, 1996
1996 in-market                                                    1          1       1981           October 1, 1996
1997 in-markets                                                   4          4    Various                   Various
Midwest, Wisconsin                                               22         36       1975         September 1, 1996
Convenient, Arkansas                                              1          6       1982          November 1, 1996
Arkansas Dental Health, Arkansas                                  3          7       1984           January 1, 1997
United, Arkansas                                                  9         15       1990             April 1, 1997
Dental Centers of Indiana, Indiana                               11         14       1980            August 1, 1997
J.B. Hays, Arkansas                                               1          6       1994           October 1, 1997
Three Peaks Dental Health, Colorado                               6         10       1990          November 1, 1997
Press Family Dental, San Antonio                                  3         14       1971          November 1, 1997
Dental America, Midland - Odessa                                  2          4       1994          December 1, 1997



(1) Includes full-time general dentists and specialists employed by or under contract with the Company (in the case of Midwest) or the applicable P.C. (in the case of each dental group practice other than Midwest).



The purchase prices paid by the Company in connection with the acquisitions described in the table above were as follows: (i) MacGregor, $16.8 million, consisting of 700,000 shares of Common Stock valued at $148,000 at the date of issuance, the assumption of $662,000 of debt and cash of $15.9 million funded out of the proceeds of equity investments and borrowings under the credit facility; (ii) Midwest, $6.2 million, consisting of 350,000 shares of Common Stock valued at $700,000 at the date of issuance, the assumption of $246,000 of debt and cash of $5.3 million primarily borrowed under the credit facility;
(iii) Convenient, $575,000, consisting of 30,000 shares of Common Stock valued at $75,000 at the date of issuance and cash of $500,000 primarily borrowed under the credit facility; (iv) Arkansas Dental Health, $2.4 million, consisting of 57,500 shares of Common Stock valued at $201,000 at the date of issuance, the assumption of $659,000 of debt and cash of $1.6 million primarily borrowed under the credit facility; (v) United, $3.8 million, consisting of 68,750 shares of Common Stock valued at $529,000 at the date of issuance, the assumption of $445,000 of debt and cash of $2.8 million primarily borrowed under the credit facility; (vi) Dental Centers of Indiana, $3.3 million, consisting of 139,944 shares of Common Stock valued at $1.5 million at the date of issuance and cash of $1.8 million primarily from the proceeds of the Company's initial public offering; (vii) J.B. Hays, $850,000 in cash primarily from the proceeds of the Company's initial public offering; (viii) Three Peaks Dental Health, $2.1 million, consisting of 28,320 shares of Common Stock valued at $411,000 at the date of issuance and cash of $1.7 million primarily borrowed from the Credit Facility; (ix) Press Family Dental, $9.3 million, consisting of 179,736 shares of Common Stock valued at $2.6 million at the date of issuance, the assumption of $100,000 of debt and cash of $6.6 million primarily borrowed under the Credit Facility; and (x) Dental America, $796,000, consisting of 8,785 shares of Common Stock valued at $99,000 at the date of issuance, the assumption of $47,000 of debt and cash of $650,000 primarily borrowed under the Credit Facility. Additional purchase consideration consisting of options to purchase up to 262,500 shares of Common Stock will be granted over five years following the effective dates of certain of the completed acquisitions if specified financial performance goals are achieved. Additional purchase consideration of up to $1.2 million in cash will be paid if certain completed acquisitions achieve targeted annual operating results in the year following the effective dates of the acquisitions.

COMPONENTS OF REVENUE AND EXPENSES

Dental group practices revenue, net ("Revenue") represents the revenue of the P.C.s or the Company (in states in which ownership of dental practices by the Company is permitted), reported at estimated realizable amounts, received from third-party payors and patients for dental services rendered at the Dental Offices. Net revenue represents Revenue less amounts retained by the dental group practices. The amounts retained by dental group practices represent amounts paid by (i) the P.C.s as salary, benefits and other payments to employed dentists and hygienists and contracted specialists and (ii) the Company as salary, benefits and other payments to employed dentists and hygienists and contracted specialists in states in which it operates and in which ownership of dental practices by the Company is permitted (currently Wisconsin). The Company's net revenue is dependent on the Revenue of the dental group practices. Operating expenses consist of the expenses incurred by the Company in connection with managing the Dental Offices, including salaries and benefits for personnel other than dentists and hygienists, dental supplies, dental laboratory fees, occupancy costs, equipment leases, management information systems and other expenses related to dental practice operations. The Company also incurs personnel and administrative expenses in connection with maintaining a corporate function that provides management, administrative, marketing and development services to the Dental Offices.

In states in which the ownership of dental practices by non-dentists is prohibited, the Company derives all of its Revenue from its Management Agreements with the P.C.s. Under the Management Agreements, the Company assumes responsibility for the management of all aspects of the dental group practices' business other than the provision of dental services. The Company receives a management fee equal to the Company's costs plus the lower of (i) 30% of the P.C.'s net revenues or (ii) the P.C.'s net pre-tax income. The Company's costs include all direct and indirect costs, overhead and expenses relating to the Company's provision of services to the P.C.s under the Management Agreements, such that substantially all costs associated with the provision of dental services at the Dental Offices are borne by the Company, other than the compensation and benefits of the dentists and hygienists who are employed by or are independent contractors of the P.C.s. The Company is responsible for preparing and has final authority with respect to annual budgets for the P.C.s under the Management Agreements. This enables the Company to manage the profitability of the P.C.s. Under the Management Agreements, the Company provides the P.C.s with, among other things, the facilities, administrative personnel and supplies, as well as numerous services, including administrative, accounting, cash management, financial statements and reports, budgeting including capital expenditures, recruiting, insurance, managed care contracting, management information systems, litigation management, billing and collection services. Each Management Agreement is for a term of 40 years, with automatic renewal thereafter. Further, each Management Agreement generally may be terminated by the P.C. only for cause, which includes an uncured breach of the agreement by the Company, or upon the P.C.'s bankruptcy or voluntary dissolution and may be terminated by the Company as of any anniversary date of the Management Agreement upon 90 days' prior written notice.

The Company's Revenue is derived principally from fee-for-service Revenue and Revenue from capitated managed dental care plans. Fee-for-service Revenue consists of Revenue of the P.C.s or the Company (in states in which the ownership of dental practices by the Company is permitted) received from indemnity dental plans, preferred provider plans and direct payments by patients not covered by any third-party payment arrangement. Managed dental care Revenue consists of Revenue of the P.C.s or the Company (in states in which the ownership of dental practices by the Company is permitted) received from capitated managed dental care plans, including capitation payments and patient co-payments. Capitated managed dental care contracts are between dental benefits organizations, the Company and the P.C.s (except in Wisconsin). Under the Management Agreements, the Company negotiates and administers these contracts on behalf of the P.C.s. Under a capitated managed dental care contract, the dental group practice provides dental services to the members of the dental benefits organization and receives a fixed monthly capitation payment for each plan member covered for a specific schedule of services regardless of the quantity or cost of services to the participating dental group practice obligated to provide them. This arrangement shifts the risk of utilization of these services to the dental group practice providing the dental services. Because the Company assumes responsibility under the Management Agreements for all aspects of the operation of the dental practices (other than the practice of dentistry) and thus bears all costs of the P.C.s associated with the provision of dental services at the Dental Offices (other than compensation and benefits of dentists and hygienists), the risk of over-utilization of dental services at the Dental Offices under capitated managed dental care plans is effectively shifted to the Company. In addition, dental group practices participating in a capitated managed dental care plan often receive co-payments for more complicated or elective procedures. In contrast, under traditional indemnity insurance arrangements, the insurance company pays whatever reasonable charges are billed by the dental group practice for the dental services provided.

The Company seeks to increase fee-for-service business at the Dental Offices by increasing the size of existing offices, opening new offices and advertising. The Company seeks to supplement this fee-for-service business with Revenue from contracts with capitated managed dental care plans. Fee-for-service Revenue accounted for 60.8% and 62.0% of the Company's total Revenue for 1996 and 1997, respectively. Managed dental care Revenue increased as a percentage of Revenue from 31.6% in 1995 to 39.2% in 1996, due to the fact that managed dental care Revenue increased at a faster rate than fee-for-service Revenue, principally at the Dallas-Fort Worth Dental Offices. Managed dental care Revenue decreased slightly as a percentage of Revenue in 1997 to 38.0%, due to the acquisitions of dental practices with lower managed care Revenue relative to total Revenue. As the Company has increased capacity by expanding within its existing markets and into new markets, managed dental care Revenue has contributed to overall higher utilization of the Company's facilities. Thus, although the Company's fee-for-service business generally is more profitable than its capitated managed dental care business on a per-patient and per-procedure basis, capitated managed dental care business serves to increase facility utilization and dentist productivity.

The relative percentage of the Company's Revenue derived from fee-for-service business and capitated managed dental care contracts varies from market to market depending on the availability of capitated managed dental care contracts in any particular market and the Company's ability to negotiate favorable terms in such contracts. In addition, the profitability of managed dental care Revenue varies from market to market depending on the level of capitation payments and co-payments in proportion to the level of benefits required to be provided. Variations in the relative penetration and popularity of capitated managed dental care from market to market across the country, however, make it difficult to determine whether the Company's experience in new markets will be consistent with its experience in Dallas-Fort Worth. The Company expects that the level of profitability

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           MONARCH DENTAL CORPORATION

of its operations in new markets entered through acquisition will vary depending in part on these factors and may not replicate or be comparable to the Company's results in Dallas-Fort Worth.

RESULTS OF OPERATIONS

As a result of the recent rapid expansion of its business through existing market development and acquisitions and the Company's limited period of affiliation with these practices, the Company believes that the period-to-period comparisons set forth below may not be meaningful.

The following table sets forth the percentages of Revenue represented by certain items reflected in the Company's consolidated statements of income. The information that follows should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company.


                                                               YEAR ENDED DECEMBER 31,
                                                         1997           1996           1995
--------------------------------------------------------------------------------------------
Dental group practices revenue, net                      100.0%         100.0%         100.0%
Less: amounts retained by dental group practices          33.1           32.8           32.5
                                                         -----------------------------------
Net revenue                                               66.9           67.2           67.5
Operating expenses:
   Clinical salaries and benefits                         18.0           17.4           17.0
   Other salaries and benefits                             9.4            8.7            7.3
   Dental supplies                                         6.2            6.2            6.3
   Laboratory fees                                         4.2            4.6            4.8
   Occupancy                                               5.4            5.4            3.6
   Advertising                                             2.6            3.4            5.4
   Depreciation and amortization                           4.3            4.0            2.2
   General and administrative                              9.4            9.9            8.3
                                                         -----------------------------------
                                                          59.5           59.6           54.9
                                                         -----------------------------------
Operating income                                           7.4            7.6           12.6
Interest expense, net                                      2.2            4.7            0.7
Minority interest                                          0.1             --             --
                                                         -----------------------------------
Income before income taxes and
   extraordinary item                                      5.1            2.9           11.9
Income taxes                                               2.0            1.2             --
                                                         -----------------------------------
Income before extraordinary item                           3.1            1.7           11.9
Extraordinary loss, net of applicable tax
   benefit                                                 0.4             --             --
                                                         -----------------------------------
Net income                                                 2.7%           1.7%          11.9%
                                                         -----------------------------------


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

DENTAL GROUP PRACTICES REVENUE, NET. Revenue increased from $36.0 million for 1996 to $68.6 million for 1997, an increase of $32.6 million, or 90.7%. This increase resulted from the acquisitions of Arkansas Dental Health Associates, Inc. ("Arkansas Dental Health"), United Dental Care Tom Harris D.D.S. and Associates ("United"), Dental Centers of Indiana, Inc. ("DCI"), Dental Diagnostic and Treatment Center ("J.B. Hays"), Three Peaks Dental Health L.P. ("Three Peaks"), Press Family Dental and Dental America in January 1997, April 1997, August 1997, October 1997, November 1997, November 1997 and December 1997, respectively, which contributed combined Revenue of $10.6 million for the twelve months, nine months, five months, three months, two months, two months and one month ended December 31, 1997, respectively. Dental offices in the Dallas-Fort Worth, Houston, Wisconsin and Arkansas markets (the "existing markets") contributed an additional $22.0 million of the increase in Revenue in 1997 resulting from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest Dental Care ("Midwest") and Convenient Dental Care, Inc. ("Convenient") in September 1996 and November 1996, respectively, which provided eight and ten additional months of Revenue, respectively, in 1997.

Fee-for-service Revenue (i.e., Revenue derived from indemnity dental plans, preferred provider plans and direct payments by patients not covered by any third-party payor) increased from $21.9 million for 1996 to $42.5 million for 1997, an increase of $20.6 million, or 94.4%, due to acquisitions in new markets and growth in existing markets. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which contributed combined fee-for-service Revenue of $8.8 million for the respective periods following the dates of acquisition. In existing markets, fee-for-service Revenue increased from $21.9 million for 1996 to $33.7 million for 1997, representing an increase of $11.8 million, or 54.3%. The increase in existing markets resulted from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of fee-for-service Revenue, respectively, in 1997. Managed dental care Revenue (i.e., Revenue from capitated managed dental care plans, including capitation payments and patient co-payments) increased from $14.1 million for 1996 to $26.1 million for 1997, an increase of $12.0 million, or 85.0%. This increase resulted in part from the acquisitions of Arkansas Dental Health, United, DCI, J.B Hays, Three Peaks, Press Family Dental and Dental America which contributed combined managed dental care Revenue of $1.8 million for the respective periods following the dates of acquisition. In existing markets, managed dental care Revenue increased from $14.1 million for 1996 to $24.3 million for 1997, an increase of $10.2 million or 72.3%. The increase in existing markets resulted from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of managed dental care Revenue, respectively, in 1997. As a percentage of Revenue, fee-for-service Revenue increased from 60.8% to 62.0% for 1996 and 1997, respectively.

AMOUNTS RETAINED BY DENTAL GROUP PRACTICES. Amounts retained by dental group practices increased from $11.8 million for 1996 to $22.7 million for 1997, an increase of $10.9 million, or 92.6%. The increase was due to the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which together added amounts retained by dental group practices of $3.4 million for the respective periods following the dates of acquisition. In existing markets, amounts retained by dental group practices increased $7.5 million as dentist and hygienist compensation increased as a result of a higher level of production at the Dental Offices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of amounts retained by dental group practices, respectively, in 1997. As a percent of Revenue, amounts retained by dental group practices increased slightly from 32.8% to 33.1% for 1996 and 1997, respectively.

CLINICAL SALARIES AND BENEFITS. Clinical salaries and benefits expense increased from $6.3 million for 1996 to $12.3 million for 1997, an increase of $6.0 million, or 97.3%. The increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added combined clinical salaries and benefits expense of $2.3 million for the respective periods following the dates of acquisition. In existing markets, clinical salaries and benefits expense increased $3.7 million due to the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of clinical salaries and benefits expense, respectively, in 1997. As a percent of Revenue, clinical salaries and benefits expense increased from 17.4% to 18.0% for 1996 and 1997, respectively. This increase is the result of acquisitions having higher clinical salaries and benefits as a percent of Revenue than the Company's existing operations.

OTHER SALARIES AND BENEFITS. Other salaries and benefits expense increased from $3.1 million for 1996 to $6.4 million for 1997, an increase of $3.3 million, or 106.4%. This increase resulted primarily from the acquisition of Midwest in September 1996 which provided eight additional months of other salaries and benefits expense for 1997 as well as the building of additional corporate infrastructure to manage corporate growth. As a percent of Revenue, other salaries and benefits expense increased from 8.7% to 9.4% for 1996 and 1997, respectively, as the year ended December 31, 1997 reflected a more fully staffed corporate infrastructure.

DENTAL SUPPLIES. Dental supplies expense increased from $2.2 million for 1996 to $4.3 million for 1997, an increase of $2.1 million, or 93.2%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added $684,000 of combined dental supplies expense for the respective periods following the dates of acquisition. In existing markets, dental supplies expense increased $1.4 million as a result of increased production and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of dental supplies expense for 1997. As a percent of Revenue, dental supplies expense remained constant at 6.2% for 1996 and 1997, respectively.

LABORATORY FEES. Laboratory fee expense increased from $1.6 million for 1996 to $2.9 million for 1997, an increase of $1.3 million, or 76.1%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added combined laboratory fee expense of $577,000 for the respective periods following the dates of acquisition. In existing markets, laboratory fee expense increased $677,000 as a result of increased production and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of laboratory fees expense for 1997. As a percent of Revenue, laboratory fee expense decreased from 4.6% to 4.2% for 1996 and 1997, respectively.

OCCUPANCY. Occupancy expense increased from $1.9 million for 1996 to $3.7 million for 1997, an increase of $1.8 million, or 91.5%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B Hays, Three Peaks, Press Family Dental and Dental America which added a combined $503,000 to occupancy expense for the respective periods following the dates of acquisition. In existing markets, occupancy expense increased $1.3 million resulting from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of occupancy expense, respectively, for 1997. As a percent of Revenue, occupancy expense remained constant at 5.4% for 1996 and 1997, respectively.

ADVERTISING. Advertising expense increased from $1.2 million for 1996 to $1.8 million for 1997, an increase of $571,000, or 47.2%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added a combined $260,000 to advertising expense for the respective periods following the dates of acquisition. There was an increase of $311,000 in television and print advertising in the existing markets in 1997. As a percent of Revenue, advertising expense decreased from 3.4% to 2.6% for 1996 and 1997, respectively. This decrease resulted from leveraging advertising expense with greater market penetration in existing markets.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased from $1.4 million for 1996 to $2.9 million for 1997, an increase of $1.5 million, or 105.5%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           MONARCH DENTAL CORPORATION

added combined depreciation and amortization expense of $521,000 for the respective periods following the dates of acquisition. Depreciation and amortization expense for existing markets increased $987,000 resulting from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of depreciation and amortization expense for 1997. As a percent of Revenue, depreciation and amortization expense increased from 4.0% to 4.3% for 1996 and 1997, respectively.

GENERAL AND ADMINISTRATIVE. General and administrative expense increased from $3.6 million for 1996 to $6.4 million for 1997, an increase of $2.8 million, or 79.4%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added combined general and administrative expense of $608,000 for the respective periods following the dates of acquisition. General and administrative expense for existing markets increased $2.2 million resulting from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices, the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of general and administrative expense for 1997 and the expansion of the Company's corporate infrastructure to manage growth. As a percent of Revenue, general and administrative expense decreased from 9.9% to 9.4% for 1996 and 1997, respectively. This decrease was due principally to the acquisitions having lower general and administrative costs as a percent of Revenue than the Company's existing operations.

OPERATING INCOME. Operating income increased from $2.8 million for 1996 to $5.1 million for 1997, an increase of $2.3 million, or 82.3%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added combined operating income of $1.3 million for the respective periods following the dates of acquisition. Income from the Company's existing markets increased $2.3 million for 1997, which was offset by increased corporate expenses of $1.3 million due to the development of corporate infrastructure. As a percent of Revenue, operating income decreased slightly from 7.6% to 7.4% for 1996 and 1997, respectively.

INTEREST EXPENSE, NET. Interest expense, net decreased from $1.7 million for 1996 to $1.5 million for 1997, a decrease of $200,000, or 8.4%. This decrease is attributable to the retirement of $24.8 million in outstanding debt under the prior credit facility with the use of proceeds obtained from the Company's initial public offering on July 23, 1997. Effective November 1997 the Company entered into a new credit facility (the "Credit Facility") with a bank syndicate. Average debt outstanding under the two credit facilities totaled $14.7 million for 1997 compared to average debt outstanding of $17.7 million for 1996.

MINORITY INTEREST. Minority interest expense was $46,000 for 1997 as a result of the acquisitions of DCI, which owns a fifty percent ownership interest in two partnerships operating four Dental Offices in Indiana, and Dental America, which owns a twenty percent interest in a group dental practice with two offices located in Midland and Odessa, Texas.

INCOME TAXES. Income tax expense increased from $425,000 for 1996 to $1.4 million for 1997, an increase of $1.0 million, or 218.6%. This increase was the result of higher net income before taxes, which increased from $1.1 million for 1996 to $3.5 million for 1997, an increase of $2.4 million, or 217.3%.

EXTRAORDINARY LOSS. The Company incurred an extraordinary loss of $264,000, net of tax for 1997 as it extinguished its prior credit facility and wrote off $431,000 in unamortized loan fees, net of a tax benefit of $167,000.

YEAR ENDED DECEMBER 31, 1996  COMPARED TO YEAR ENDED DECEMBER 31, 1995

DENTAL GROUP PRACTICES REVENUE, NET. Revenue increased from $13.2 million for 1995 to $36.0 million for 1996, an increase of $22.8 million, or 172.1%. This increase resulted primarily from the acquisitions of MacGregor in February 1996 and Midwest in September 1996, which contributed Revenue of $12.1 million and $5.3 million for the 11 months and four months ended December 31, 1996, respectively. Dental Offices in the Dallas-Fort Worth market contributed an additional $5.1 million of the increase in Revenue in 1996 resulting from the opening of two de novo Dental Offices, the physical expansion of six existing Dental Offices and the acquisition of a solo practice.

Fee-for-service Revenue increased from $9.1 million for 1995 to $21.9 million for 1996, an increase of $12.8 million, or 141.6%, due to acquisitions in new markets and growth in existing markets. This increase resulted from the acquisitions of MacGregor and Midwest, which contributed fee-for-service Revenue of $7.6 million and $3.2 million for the respective periods following the dates of acquisition. In the Dallas-Fort Worth market, fee-for-service Revenue increased from $9.1 million for 1995 to $10.7 million for 1996, representing an increase of $1.6 million, or 18.4%. Managed dental care Revenue increased from $4.2 million for 1995 to $14.1 million for 1996, an increase of $9.9 million, or 238.4%, due to acquisitions in new markets and growth in existing markets. This increase resulted in part from the acquisitions of MacGregor and Midwest, which contributed managed dental care Revenue of $4.5 million and $2.1 million for the respective periods following the dates of acquisition. In the Dallas-Fort Worth market, managed dental care Revenue increased $3.3 million, or 80.8%, over 1995. As a percentage of Revenue, fee-for-service Revenue decreased from 68.4% to 60.8% for 1995 and 1996, respectively, as managed dental care Revenue grew at a higher rate than fee-for-service Revenue.

AMOUNTS RETAINED BY DENTAL GROUP PRACTICES. Amounts retained by dental group practices increased from $4.3 million for 1995 to $11.8 million for 1996, an increase of $7.5 million, or 174.4%. The increase was primarily due to the acquisitions of MacGregor and Midwest which added amounts retained by dental group practices of $3.8 million and $1.9 million for the respective periods following the dates of acquisition. In the Dallas-Fort Worth market, amounts retained by dental group practices increased $1.6 million as dentist and hygienist compensation generally increased in relation to increased productivity at the Dental Offices. As a percent of Revenue, amounts retained by dental group practices increased from 32.5% to 32.8% for 1995 and 1996, respectively.

CLINICAL SALARIES AND BENEFITS. Clinical salaries and benefits increased from $2.2 million for 1995 to $6.3 million for 1996, an increase of $4.1 million, or 179.0%. The increased clinical salaries and benefits were due primarily to the increased number of Dental Offices resulting from the acquisitions of MacGregor and Midwest which added clinical salaries of $2.0 million and $1.0 million for the respective periods following the dates of acquisition. As a percent of Revenue, clinical salaries and benefits increased from 17.0% to 17.4% for 1995 and 1996, respectively, as a result of higher salary costs in the acquired Dental Offices.

OTHER SALARIES AND BENEFITS. Other salaries and benefits increased from $971,000 for 1995 to $3.1 million for 1996, an increase of $2.1 million, or 222.0%. This increase resulted primarily from additional corporate infrastructure associated with MacGregor and Midwest as well as the building of additional corporate infrastructure in 1996 to manage growth. As a percent of Revenue, other salaries and benefits increased from 7.3% to 8.7% for 1995 and 1996, respectively.

DENTAL SUPPLIES. Dental supplies expense increased from $833,000 for 1995 to $2.2 million for 1996, an increase of $1.4 million, or 166.0%. This increase resulted primarily from the acquisitions of MacGregor and Midwest, which added $688,000 and $422,000 of dental supplies expense for the respective periods following the dates of acquisition. As a percent of Revenue, dental supplies expense remained relatively constant at 6.3% and 6.2% for 1995 and 1996, respectively.

LABORATORY FEES. Laboratory fees increased from $633,000 for 1995 to $1.6 million for 1996, an increase of $1.0 million, or 160.3%. This increase resulted primarily from the acquisitions of MacGregor and Midwest, adding $753,000 and $25,000 to laboratory fees for the respective periods following the dates of acquisition. As a percent of Revenue, laboratory fees decreased slightly from 4.8% to 4.6% for 1995 and 1996, respectively.

OCCUPANCY. Occupancy expense increased from $471,000 for 1995 to $1.9 million for 1996, an increase of $1.4 million, or 311.3%. This increase resulted primarily from the acquisitions of MacGregor and Midwest, adding $766,000 and $346,000 to occupancy expense for the respective periods following the dates of acquisition. As a percent of Revenue, occupancy expense increased from 3.6% to 5.4% for 1995 and 1996, respectively, reflecting the assumption of higher-cost leases in Houston.

ADVERTISING. Advertising expense increased from $710,000 for 1995 to $1.2 million for 1996, an increase of $490,000, or 70.4%. This increase was the result of advertising in the Houston market at a cost of $326,000 for the 11 months ended December 31, 1996 and an increase of $162,000 in television and print advertising in the Dallas-Fort Worth market in 1996. As a percent of Revenue, advertising expense decreased from 5.4% to 3.4% for 1995 and 1996, respectively. This decrease resulted from leveraging advertising expense with greater market penetration and the acquisition of Midwest which has not conducted television or radio advertising.

DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased from $293,000 for 1995 to $1.4 million for 1996, an increase of $1.1 million, or 388.1%. This increase was primarily the result of the acquisitions of MacGregor and Midwest, which added depreciation and amortization expense of $730,000 and $178,000 for the respective periods following the dates of acquisition. Depreciation and amortization expense for the Dallas-Fort Worth operations increased $226,000 as two de novo Dental Offices were opened and six Dental Offices were expanded. As a percent of Revenue, depreciation and amortization expense increased from 2.2% to 4.0% for 1995 and 1996, respectively.

GENERAL AND ADMINISTRATIVE. General and administrative expense increased from $1.1 million for 1995 to $3.6 million for 1996, an increase of $2.5 million, or 224.3%. This increase resulted primarily from the acquisitions of MacGregor and Midwest during 1996 and the expansion of the Company's corporate infrastructure in 1996 to manage growth. As a percent of Revenue, general and administrative expense increased from 8.3% to 9.9% for 1995 and 1996, respectively. This increase was due principally to MacGregor and Midwest having higher general and administrative costs as a percent of Revenue than the Company's operations in Dallas-Fort Worth.

OPERATING INCOME. Operating income increased from $1.7 million for 1995 to $2.8 million for 1996, an increase of $1.1 million, or 67.0%. This increase resulted from the addition of MacGregor and Midwest which added operating income of $966,000 and $213,000 for the respective periods following the dates of acquisition. Income from the Company's Dallas-Fort Worth operations increased $805,000 in 1996, which was largely offset by increased expenses due to the development of corporate infrastructure. As a percent of Revenue, operating income decreased from 12.6% in 1995 to 7.6% in 1996.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           MONARCH DENTAL CORPORATION

This decrease was primarily the result of adding the MacGregor and Midwest acquisitions, which experienced lower operating margins than the Company's Dallas-Fort Worth operations.

INTEREST EXPENSE, NET. Interest expense, net increased from $87,000 for 1995 to $1.7 million for 1996, an increase of $1.6 million, or 1,839.1%. This increase is attributable to $17.4 million of indebtedness incurred under the previous credit facility in connection with the 1996 transactions and an additional $5.0 million of indebtedness incurred under the credit facility in connection with the acquisition of Midwest.

INCOME TAXES. Income taxes for 1996 were $425,000, representing an effective tax rate of 38.7%. Prior to February 6, 1996, the Company had elected to be treated as an S corporation for federal income tax purposes and, therefore, no income tax expense was recorded for the year ended December 31, 1995.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

The following table sets forth unaudited quarterly consolidated operating results for each of the Company's last eight quarters as well as such data expressed as a percentage of Revenue for the periods indicated. This information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly consolidated results are not necessarily indicative of future consolidated results of operations. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company.

                                                                          QUARTER ENDED

                                       Dec. 31,   Sept. 30,     June 30,    Mar. 31,    Dec. 31,    Sept. 30,   June 30,    Mar. 31,
(DOLLARS IN THOUSANDS)                   1997        1997         1997        1997        1996        1996        1996       1996
------------------------------------------------------------------------------------------------------------------------------------
Dental group practices revenue, net    $ 20,462    $ 17,436     $ 16,245    $ 14,476    $ 12,960    $  9,178    $  7,526    $  6,316
Less: Amounts retained by dental
   group practices                        6,568       5,674        5,458       5,029       4,417       2,967       2,358       2,060
                                       ---------------------------------------------------------------------------------------------
Net revenue                              13,894      11,762       10,787       9,447       8,543       6,211       5,168       4,256
Operating expenses:
   Clinical salaries and benefits         4,065       2,986        2,852       2,447       2,320       1,608       1,266       1,065
   Other salaries and benefits            1,674       1,766        1,626       1,387       1,141         836         684         466
   Dental supplies                        1,245       1,119        1,006         912         937         517         435         327
   Laboratory fees                          880         770          661         591         507         403         416         322
   Occupancy                              1,092         955          862         800         729         497         393         318
   Advertising                              519         516          421         325         291         345         349         225
   Depreciation and amortization            980         724          669         565         495         374         313         248
   General and administrative             1,785       1,636        1,515       1,458       1,305         960         726         573
                                       ---------------------------------------------------------------------------------------------
                                         12,240      10,472        9,612       8,485       7,725       5,540       4,582       3,544
                                       ---------------------------------------------------------------------------------------------
Operating income                          1,654       1,290        1,175         962         818         671         586         712
Interest expense, net                       171         150          645         579         552         467         409         259
Minority interest in combined
  subsidiaries                               16          30           --          --          --          --          --          --
                                       ---------------------------------------------------------------------------------------------
Income before income taxes and
  extraordinary item                      1,467       1,110          530         383         266         204         177         453
Income taxes                                572         428          205         150         101          79          71         174
                                       ---------------------------------------------------------------------------------------------
Income before extraordinary item            895         682          325         233         165         125         106         279
Extraordinary loss on early
  extinguishment of debt,
  net of applicable tax benefit              --        (264)          --          --          --          --          --          --
                                       ---------------------------------------------------------------------------------------------
Net income                             $    895    $    418     $    325    $    233    $    165    $    125    $    106    $    279
                                       =============================================================================================

                                                                        QUARTER ENDED

                                      Dec. 31,  Sept. 30,  June 30,   Mar. 31,   Dec. 31,  Sept. 30,   June 30,   Mar. 31,
(PERCENTAGE OF REVENUE)                1997       1997       1997       1997       1996       1996       1996       1996
--------------------------------------------------------------------------------------------------------------------------
Dental group practices revenue, net     100.0%     100.0%     100.0%     100.0%     100.0%     100.0%       100%     100.0%
Less: Amounts retained by dental
    group practices                      32.1       32.5       33.6       34.7       34.1       32.3       31.3       32.6
Net revenue                              67.9       67.5       66.4       65.3       65.9       67.7       68.7       67.4
Operating expenses:
   Clinical salaries and benefits        19.9       17.1       17.6       16.9       17.9       17.5       16.8       16.9
   Other salaries and benefits            8.2       10.1         10        9.6        8.8        9.1        9.1        7.4
   Dental supplies                        6.1        6.4        6.2        6.3        7.2        5.6        5.8        5.2
   Laboratory fees                        4.3        4.4        4.1        4.1        3.9        4.4        5.5        5.1
   Occupancy                              5.3        5.5        5.3        5.5        5.6        5.4        5.2        5.0
   Advertising                            2.5        3.0        2.6        2.2        2.2        3.8        4.7        3.6
   Depreciation and amortization          4.8        4.2        4.1        3.9        3.8        4.1        4.1        3.9
   General and administrative             8.7        9.4        9.3       10.2       10.1       10.5        9.6        9.1
                                        ----------------------------------------------------------------------------------
                                         59.8       60.1       59.2       58.7       59.5       60.4       60.8       56.2
                                        ----------------------------------------------------------------------------------
Operating income                          8.1        7.4        7.2        6.6        6.4        7.3        7.9       11.2
Interest expense, net                     0.8        0.9        4.0        4.0        4.3        5.1        5.4        4.1
Minority interest in combined
   subsidiaries                           0.1        0.1         --         --         --         --         --         --
                                        ----------------------------------------------------------------------------------
Income before income taxes and
   extraordinary item                     7.2        6.4        3.2        2.6        2.1        2.2        2.5        7.1
Income taxes                              2.8        2.5        1.2        1.0        0.8        0.9        0.9        2.8
                                        ----------------------------------------------------------------------------------
Income before extraordinary item          4.4        3.9          2        1.6        1.3        1.3        1.6        4.3
Extraordinary loss on early
  extinguishment of debt,
  net of applicable tax benefit            --        1.5         --         --         --         --         --         --
                                        ----------------------------------------------------------------------------------

Net income                                4.4%       2.4%       2.0%       1.6%       1.3%       1.3%       1.6%       4.3%
                                        ----------------------------------------------------------------------------------

-----------
The Company's operating results may vary from quarter-to-quarter. During 1997, for example, factors including the improvement of operating margins for acquisitions and the leveraging of corporate infrastructure contributed to successive increases in operating income as a percentage of Revenue for each quarter-to-quarter period in 1997.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1997, the Company had a $1.3 million working capital surplus, representing an increase of $5.3 million from the working capital deficit of $4.0 million at December 31, 1996. This working capital surplus included $9.1 million in current assets, consisting primarily of $3.0 million in cash and cash equivalents and $5.9 million in accounts receivable, net of allowances. These current assets were partially offset by current liabilities including $1.9 million in accounts payable, $2.9 million in accrued liabilities, $2.1 million in amounts payable to dental group practices as consideration for accounts receivable acquired from such group practices and $618,000 in current maturities of notes payable and capital lease obligations. The Company's principal sources of liquidity as of December 31, 1997 consisted of cash and cash equivalents, net accounts receivable and borrowing capacity under the Credit Facility. The repayment of $24.8 million of indebtedness under the previous credit facility with a portion of the net proceeds from the recently completed initial public offering eliminated the Company's prior working capital deficit. However, there can be no assurance the Company will not have working capital deficits in the future, particularly if additional indebtedness requires current amortization of principal.

For the year ended December 31, 1996 and 1997, cash provided by operations was $2.3 million and $4.1 million, respectively.

Cash used in investing activities was $23.4 million for the year ended December 31, 1996 and $19.8 million for the year ended December 31, 1997. For the year ended December 31, 1996, $22.3 million was utilized for acquisitions and $1.1 million was invested in the purchase of additional property and equipment. For the year ended December 31, 1997, $16.5 million was utilized for acquisitions and $3.3 million was invested in the purchase of additional property and equipment.

For the year ended December 31, 1996 and 1997, cash provided by financing activities was $21.5 million and $17.7 million, respectively. In the year ended December 31, 1996, the cash provided was comprised of $19.5 million in net borrowings and $10.7 million in proceeds from the issuance of stock, partially offset by $6.7 million used to repurchase stock and $2.0 million in distributions to the Company's then sole stockholder. In the year ended December 31, 1997, the cash provided was comprised of $38.6 million in proceeds from the issuance of stock, offset by the net repayment of $12.9 million in

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
                           MONARCH DENTAL CORPORATION

outstanding debt and payments of $8.0 million to redeem the Redeemable Preferred Stock in conjunction with the initial public offering.

The Company extinguished its prior credit facility, which was to expire on August 29, 1999, with a bank. The Company entered into a new Credit Facility with a bank syndicate effective November 1997. Under the new Credit Facility, the Company may borrow up to $30.0 million. As of December 31, 1997, the Company had $10.3 million outstanding under the Credit Facility. The amounts outstanding under the new Credit Facility bear interest at variable rates which are based upon either the lender's base rate or LIBOR, plus, in either case, a margin which varies according to the ratio of the Company's funded debt to EBITDA, each as defined in the Credit Facility. The Credit Facility prohibits the Company from incurring indebtedness, incurring liens, disposing of assets, making investments or making acquisitions above a predetermined consideration level without bank approval, and requires the Company to maintain certain financial ratios on an ongoing basis. The Credit Facility is secured by pledges of all of the outstanding capital stock of, or other equity interests in, the Company's subsidiaries, and a lien on substantially all of the assets of the Company.

The Company believes that the cash generated from operations will be sufficient to fund its anticipated working capital needs and capital expenditures (other than financing necessary to complete future acquisitions) for at least the next 12 months. The Company expects to fund future acquisitions with cash from operations and borrowings under the Credit Facility. In order to meet its long-term liquidity needs, the Company may issue additional equity and debt securities, subject to market and other conditions. There can be no assurance that such additional financing will be available on terms acceptable to the Company. The failure to raise the funds necessary to finance its future cash requirements could adversely affect the Company's ability to pursue its strategy and could negatively affect its operations in future periods.

YEAR 2000 ISSUE

The Company has reviewed its computer programs and systems at each of the Company's facilities to ensure that the programs and systems will function properly and be Year 2000 compliant. In this process, the Company expects to upgrade some systems.

The Company presently believes that, with such upgrades, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. The estimated cost of these efforts is not expected to be material to the Company's financial position or any year's results of operations.

                           CONSOLIDATED BALANCE SHEETS
                           MONARCH DENTAL CORPORATION

                                                                          DECEMBER 31,
                                                                      1997             1996
-----------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                      $  2,975,142     $  1,059,337
   Accounts receivable, net of allowances of approximately
     $2,865,000 and $1,676,000, respectively                         5,855,694        3,431,114
   Other current assets                                                255,773          191,922
                                                                  -----------------------------
     Total current assets                                            9,086,609        4,682,373
Property and equipment, net of accumulated depreciation
     of approximately $4,381,000 and $2,741,000,  respectively       8,665,758        4,681,943
Intangible assets, net of accumulated amortization
     of approximately $1,677,000 and $573,000, respectively         46,261,511       22,971,867
Other assets                                                           577,794          569,640
                                                                  -----------------------------
     Total assets                                                 $ 64,591,672     $ 32,905,823
                                                                  -----------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                               $  1,898,118     $  1,070,035
   Accrued payroll                                                   1,798,487        1,301,723
   Accrued liabilities                                               1,055,712          752,622
   Taxes payable                                                       297,380          203,267
   Payable to affiliated dental group practices                      2,071,564        1,083,339
   Deferred purchase price                                                --            545,000
   Unearned revenue                                                     10,742          157,137
   Current maturities of notes payable and capital
     lease obligations                                                 617,582        3,563,891
                                                                  -----------------------------
     Total current liabilities                                       7,749,585        8,677,014
Deferred income taxes                                                2,264,312          919,352
Notes payable                                                       10,350,512       18,358,829
Capital lease obligations                                              849,425          410,252
Other liabilities                                                    1,241,666          237,619
                                                                  -----------------------------
     Total liabilities                                              22,455,500       28,603,066
Minority interest in combined subsidiaries                             170,653               --
Commitments and contingencies
Convertible Participating Preferred Stock, $.01 par
   value, no shares and 4,800,000 shares authorized;
   no shares and 4,800,000 issued and outstanding
   in 1997 and 1996, respectively                                         --          9,313,315
Redeemable Preferred Stock, $.01 par value, no shares
     and 3,840,000 shares authorized;                                     --                 --
     no shares issued and outstanding
Redeemable Common Stock, $.01 par value, no shares
     and 175,000 issued and outstanding in 1997 and
     1996, respectively                                                   --            397,767
Stockholders' equity:
   Preferred Stock, $.01 par value, 2,000,000 shares
     authorized; no shares issued or outstanding                          --                 --
   Series A Convertible Junior Preferred Stock, $.01
   par value, no shares and 1,704,550 shares authorized;
     no shares and 734,645 issued and outstanding in 1997
     and 1996, respectively                                               --              7,346
   Common Stock, $.01 par value, 50,000,000 shares
     authorized; 10,228,473 and 3,133,750 shares issued
     and outstanding in 1997 and 1996, respectively                    102,285           31,338
   Common Stock to be issued, 30,000 shares in 1996                       --             75,000
   Additional paid-in capital                                       47,534,874        1,936,322
   Retained earnings (deficit)                                      (5,671,640)      (7,458,331)
     Total stockholders' equity                                     41,965,519       (5,408,325)
                                                                  -----------------------------
     Total liabilities and stockholders' equity                   $ 64,591,672     $ 32,905,823
                                                                  =============================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME
                           MONARCH DENTAL CORPORATION


                                                                                            Year Ended December 31,
                                                                                   1997             1996            1995
                                                                              ---------------------------------------------
Dental group practices revenue, net                                           $ 68,619,379     $ 35,980,260    $ 13,222,740
Less - Amounts retained by dental group practices                               22,729,549       11,801,862       4,300,351
                                                                              ---------------------------------------------
Net revenue                                                                     45,889,830       24,178,398       8,922,389
Operating expenses:
   Clinical salaries and benefits                                               12,349,949        6,259,230       2,243,385
   Other salaries and benefits                                                   6,452,650        3,127,336         971,001
   Dental supplies                                                               4,281,608        2,215,405         833,160
   Laboratory fees                                                               2,902,088        1,648,017         633,012
   Occupancy                                                                     3,709,226        1,937,353         470,984
   Advertising                                                                   1,781,017        1,210,100         709,530
   Depreciation and amortization                                                 2,938,466        1,430,447         293,393
   General and administrative                                                    6,393,555        3,563,998       1,098,877
                                                                              ---------------------------------------------
                                                                                40,808,559       21,391,886       7,253,342
                                                                              ---------------------------------------------
Operating income                                                                 5,081,271        2,786,512       1,669,047
Interest expense, net                                                            1,545,340        1,686,392          87,309
Minority interest in combined subsidiaries                                          45,661               --              --
                                                                                                               ------------
Income before income taxes and extraordinary item                                3,490,270        1,100,120       1,581,738
Income taxes                                                                     1,355,637          425,466              --
                                                                                                               ------------
Income before extraordinary item                                                 2,134,633          674,654       1,581,738
Extraordinary loss on early extinguishment of debt,
   net of applicable tax benefit of $166,540                                      (263,796)              --              --
                                                                                                               ------------
Net income                                                                       1,870,837          674,654       1,581,738
Pro forma income taxes                                                                  --               --         612,133
Pro forma net income                                                          $  1,870,837     $    674,654    $    969,605
                                                                              ---------------------------------------------
Net income per common share:
   Income before extraordinary item                                           $       0.34     $       0.24
   Extraordinary item                                                                (0.05)              --
                                                                              -----------------------------
   Net income                                                                 $       0.29     $       0.24
                                                                              -----------------------------
Net income per common share - assuming dilution:
   Income before extraordinary item                                           $       0.26     $       0.13
   Extraordinary item                                                                (0.04)              --
                                                                              -----------------------------
   Net income                                                                 $       0.22     $       0.13
                                                                              -----------------------------

Weighted average number of common shares outstanding                             6,368,982        2,845,618
                                                                              -----------------------------

Weighted average number of common and common equivalent shares outstanding       8,346,289        5,077,359
                                                                              -----------------------------


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                           MONARCH DENTAL CORPORATION

              For the years ended December 31, 1995, 1996, and 1997


                                                 Series A
                                            Convertible Junior
                                              Preferred Stock             Common Stock
                                      ------------------------------------------------------
                                           Shares        Amount      Shares          Amount
                                      ------------------------------------------------------
Balance, December 31, 1994                     --     $     --      28,040,223     $ 280,402
   Net income                                  --           --              --            --
   Distributions                               --           --              --            --
                                      ------------------------------------------------------

Balance, December 31, 1995                     --           --      28,040,223       280,402
   Net income                                  --           --              --            --
   Accretion of Redeemable
     Common Stock                              --           --              --            --
   Distributions                               --           --              --            --
   Repurchase of Common Stock                  --           --     (26,534,463)     (265,345)
   Issuance of Class A Common Stock            --           --         353,750         3,538
   Issuance of Series A Junior
     Preferred Stock                      734,645        7,346              --            --
   Issuance of Common Stock                    --           --       1,274,240        12,743
                                      ------------------------------------------------------

Balance, December 31, 1996                734,645        7,346       3,133,750        31,338
   Net income                                  --           --              --            --
   Accretion of Redeemable
     Common Stock                              --           --              --            --
   Issuance of Common Stock                    --           --       3,850,990        38,509
   Issuance of Series A Junior
     Preferred Stock                      969,905        9,699              --            --
   Conversion of Series A Junior
     Preferred Stock                   (1,704,550)     (17,045)        852,275         8,523
   Conversion of Redeemable
     Common Stock                              --           --       2,400,000        24,000
   Repurchase of Common Stock                  --           --          (8,542)          (85)
                                      ------------------------------------------------------
Balance, December 31, 1997                     --     $     --      10,228,473     $ 102,285
                                      ------------------------------------------------------


                                           Additional             Retained            Total
                                           Stock to be            Paid-In            Earnings        Stockholders'
                                             issued               capital            (Deficit)          Equity
------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                $         --        $         --        $   (134,448)       $    145,954
   Net income                                       --                  --           1,581,738           1,581,738
   Distributions                                    --                  --          (1,105,000)         (1,105,000)
                                          ------------------------------------------------------------------------
Balance, December 31, 1995                          --                  --             342,290             622,692
   Net income                                       --                  --             674,654             674,654
   Accretion of Redeemable
     Common Stock                                   --                  --             (47,767)            (47,767)
   Distributions                                    --                  --          (2,007,997)         (2,007,997)
   Repurchase of Common Stock                       --                  --          (6,419,511)         (6,684,856)
   Issuance of Class A Common Stock                 --              71,457                  --              74,995
   Issuance of Series A Junior
     Preferred Stock                                --           1,285,629                  --           1,292,975
   Issuance of Common Stock                     75,000             579,236                  --             666,979
                                          ------------------------------------------------------------------------
Balance, December 31, 1996                      75,000           1,936,322          (7,458,331)         (5,408,325)
   Net income                                       --                  --           1,870,837           1,870,837
   Accretion of Redeemable
     Common Stock                                   --                  --             (84,146)            (84,146)
   Issuance of Common Stock                    (75,000)         42,606,147                  --          42,569,656
   Issuance of Series A Junior
     Preferred Stock                                --           1,696,293                  --           1,705,992
   Conversion of Series A Junior
     Preferred Stock                                --               8,522                  --                  --
   Conversion of Redeemable
     Common Stock                                   --           1,289,315                  --           1,313,315
   Repurchase of Common Stock                       --              (1,725)                 --              (1,810)
                                          ------------------------------------------------------------------------
Balance, December 31, 1997                $         --        $ 47,534,874        $ (5,671,640)       $ 41,965,519
                                          ========================================================================



                   The accompanying notes are an integral part
                  of these consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOW
                           MONARCH DENTAL CORPORATION

                                                                                  YEAR ENDED DECEMBER 31,

                                                                      1997              1996              1995
-----------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                    $  1,870,837      $    674,654      $  1,581,738
   Adjustments to reconcile net income to net cash provided
     by operating activities -
     Depreciation and amortization                                  2,938,466         1,430,447           293,393
     Extraordinary loss, net                                          263,796                --                --
     Minority interest                                                 45,661                --                --
     Changes in assets and liabilities, net of effects from
       acquisitions -
       Accounts receivable, net                                    (1,273,681)          166,298          (377,629)
       Other current assets                                           (58,635)          410,096            (3,991)
       Other noncurrent assets                                       (424,694)          219,902           (81,721)
       Accounts payable and accrued expenses                         (334,778)       (1,918,083)          281,185
       Other liabilities                                              400,410           851,204           146,028
       Deferred income taxes                                          650,844           425,666                --
                                                                 ------------------------------------------------
         Net cash provided by operating activities                  4,078,226         2,260,184         1,839,003
                                                                 ------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of property and equipment                             (3,330,102)       (1,128,835)         (712,519)
   Cash paid for dental group practices, including related
     costs, net of cash acquired                                  (16,508,796)      (22,291,515)               --
                                                                 ------------------------------------------------
         Net cash used in investing activities                    (19,838,898)      (23,420,350)         (712,519)
                                                                 ------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
   Proceeds from notes payable, net of issuance costs              15,235,000        21,772,750           587,000
   Payments on notes payable and capital lease obligations        (28,133,626)       (2,301,598)         (262,028)
   Distribution to minority interest stockholders                     (30,000)               --                --
   Distribution to stockholders                                            --        (2,007,997)       (1,105,000)
   Repurchase of common stock                                          (1,810)       (6,684,856)               --
   Redemption of convertible participating preferred stock         (8,000,000)               --                --
   Issuance of common stock                                        38,606,913        10,681,285                --
                                                                 ------------------------------------------------
         Net cash provided by (used in) financing activities       17,676,477        21,459,584          (780,028)
                                                                 ------------------------------------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                           1,915,805           299,418           346,456

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                      1,059,337           759,919           413,463
                                                                 ------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                         $  2,975,142      $  1,059,337      $    759,919
                                                                 ================================================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid during the year for interest                        $  1,260,285      $  1,529,508      $     29,620
                                                                 ================================================
   Cash paid for taxes                                           $    640,000      $         --      $         --
                                                                 ================================================
   Equipment acquired under capital leases                       $    961,225      $    526,351      $     20,589
                                                                 ================================================
   Debt assumed through acquisitions                             $  1,275,000      $    908,000      $         --
                                                                 ================================================

                  The accompanying notes are an integral part of these consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           MONARCH DENTAL CORPORATION

1. DESCRIPTION OF BUSINESS AND REORGANIZATION
Monarch Dental Corporation ("Monarch"), a Delaware corporation, and subsidiaries (collectively, the "Company"), manages dental group practices in selected markets presently including Dallas-Fort Worth, Houston, San Antonio and Midland-Odessa, Texas; Wisconsin; Arkansas; Indiana and Colorado. At December 31, 1997, the Company managed 99 dental group practices in Texas, Arkansas, Wisconsin, Indiana and Colorado. The Company has grown substantially in a relatively short period of time, principally through acquisitions. In 1997, the Company completed 11 acquisitions resulting in the addition of 39 Dental Offices.

Monarch was originally incorporated in Texas on December 28, 1994, and was wholly-owned by Warren F. Melamed, D.D.S. ("Melamed"). On December 30, 1994, eight Texas S corporations (later converted to limited partnerships) owned by Melamed merged with and into Monarch in exchange for 1,150 shares of Monarch Common Stock. These transactions were accounted for as a reorganization of entities under common control.

On February 6, 1996, Melamed and another investor contributed their respective interests in one limited partnership to Monarch in exchange for cash and Common Stock in Monarch. The limited partnership interest held by the investor was recorded by Monarch at fair market value. Under the Amended and Restated Certificate of Incorporation of Monarch, Melamed's 1,150 shares were converted into 28,040,223 shares of Common Stock in a transaction accounted for as a stock split. Under a Stock Redemption Agreement, on February 6, 1996, Monarch redeemed 26,534,463 shares of Common Stock from Melamed for cash of $6.7 million. Melamed also purchased 150,000 shares of Monarch restricted Common Stock at fair market value. These transactions on February 6, 1996 are collectively referred to as the "Reorganization".

In July 1997, the Company completed its initial public offering of 3,162,500 shares of Common Stock at $13.00 per share, resulting in net proceeds of approximately $37.2 million.

2. SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PRESENTATION / BASIS OF CONSOLIDATION
The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. These financial statements present the financial position and results of operations of the entities under common control. All intercompany accounts and transactions have been eliminated in the consolidation.

In four states the Company accounts for its management activities with the dental group practices under long-term management agreements (the "Management Agreements"). In one state, the Company directly employs the dentists and hygienists. The Company does not consolidate the operating results (including the revenues and expenses) of the dental group practices under Management Agreements since these revenues and expenses are not earned or incurred by the Company.

The Company has presented dental group practices revenue and amounts retained by dental group practices (which typically consists of 30% - 35% of the dental groups practices' net revenue, including dental hygienist salaries and contracted dental specialists and is retained by the affiliated dental group practices in accordance with the Management Agreements), in the accompanying consolidated statements of income to arrive at the Company's net revenue. The Company believes that a display presentation combining the revenue of the dental group practices under Management Agreements with those owned by the Company (collectively referred to as the "Dental Offices") is more meaningful. See further discussion below.

DENTAL GROUP PRACTICES REVENUE, NET Dental group practices revenue, net represents the revenue of the Dental Offices reported at the estimated realizable amounts from third-party payors and patients for services rendered, net of contractual and other adjustments. In certain states, dental services are billed and collected by the Company in the name of the Dental Offices. As of December 31, 1997, dental services were provided by the Company's Dental Offices under separate Management Agreements.

Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. There are no material claims, disputes or other unsettled matters that exist to management's knowledge concerning third-party reimbursements.

During 1995, 1996 and 1997 the Company estimates that approximately 45%, 47% and 45%, respectively, of dental group practices revenue, net was received under agreements with third-party payors. Approximately 26% and 20% of the Company's revenue for the years ended December 31, 1996 and 1997 was derived from contracts with Prudential Dental Maintenance Organization, Inc. and Compcare Health Services Insurance Corporation, respectively. These contracts continue until terminated by either party upon 60 to 90 days' prior written notice, and the material economic terms can be renegotiated periodically. Since the Company is required to provide only basic dental services under these contracts, there are no significant future losses anticipated under these contracts.

NET REVENUE Net revenue represents revenue from Dental Offices less amounts retained by dental group practices. The amounts retained by dental group practices represent amounts paid by (i) the professional corporations as salary, benefits and other payments to employed dentists, hygienists and contracted specialists, and (ii) the Company as salary, benefits and other payments to employed dentists, hygienists and contracted specialists in states where it operates and which ownership of dental practices by the Company is permitted (currently Wisconsin). The Company's historical net revenue and operating income levels would be the same as those reported even if the Company directly employed all of the dentists, hygienists and contracted specialists. Under the Management Agreements, the Company assumes responsibility for the management of all aspects of the dental group practices' business (including all operating expenses consisting of the expenses incurred by the Company in

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           MONARCH DENTAL CORPORATION

connection with managing the Dental Offices, including salaries and benefits for personnel other than dentists and hygienists, dental supplies, dental laboratory fees, occupancy costs, equipment leases, management information systems and other expenses related to the dental practice operations) other than the provision of dental services and retains a 100% residual interest in the net income of the dental group practices. The Company receives a management fee equal to the Company's costs plus the lower of (i) 30% of the P.C.'s net revenues or (ii) the P.C.'s net pre-tax income. If net pre-tax income exceeds 30% of the P.C.'s net revenues, the P.C. would retain the amount of pre-tax income over 30% of the P.C.'s net revenues. The Company's net revenue is dependent upon the revenue of the dental group practices.

A summary of the dental group practices revenue, net, amounts retained by dental group practices and management fee and net revenues of the Company is as follows:

                                                                Dentists and
                                                Professional     hygienists
                                                Corporations    employed by
                                                   under      and specialists
                                                 Management    contracted by
(IN THOUSANDS)                                   Agreements     the Company      Total
---------------------------------------------------------------------------------------
1997
Dental group practices revenue, net               $51,650        $16,969        $68,619
Amounts retained by dental group practices         16,648          6,081         22,729
                                                  -------------------------------------
Management fee revenue                            $35,002        $    --        $35,002
                                                  -------------------------------------
Net revenue                                       $    --        $10,888        $10,888
                                                  =====================================
1996
Dental group practices revenue, net               $30,730        $ 5,250        $35,980
Amounts retained by dental group practices          9,860          1,942         11,802
                                                  -------------------------------------
Management fee revenue                            $20,870        $    --        $20,870
                                                  -------------------------------------
Net revenue                                       $    --        $ 3,308        $ 3,308
                                                  =====================================
1995
Dental group practices revenue, net               $13,222        $    --        $13,222
Amounts retained by dental group practices          4,300             --          4,300
                                                  -------------------------------------
Management fee revenue                            $    --        $    --        $    --
                                                  -------------------------------------
Net revenue                                       $ 8,922        $    --        $ 8,922
                                                  =====================================

The Company began earning management fee revenue upon the acquisition of each dental group practice, except for the Company's dental group practices existing prior to February 6, 1996. The Company began earning management fee revenue for those practices except in the case of one Dental Office on February 6, 1996.

Melamed is the sole shareholder of Modern Dental Professional, P.C. ("Modern Dental"), the professional corporation in Texas which employs the dentists and other licensed personnel. Dental group practices revenue, net generated by Modern Dental approximated 58% of the Company's total dental group practices revenue, net during 1997. The Company and Melamed have a succession agreement whereby upon any termination of Melamed's affiliation with the Company, Melamed is required to sell his ownership interest in Modern Dental for a nominal amount.

ADVERTISING The costs of advertising, promotion and marketing are expensed in the year incurred.

CASH AND CASH EQUIVALENTS For purposes of the consolidated statements of cash flows, cash and cash equivalents include money market accounts and all highly liquid investments with original maturities of three months or less.

ACCOUNTS RECEIVABLE Accounts receivable represent receivables from patients and other third-party payors for dental services provided. Such amounts are recorded net of contractual allowances and estimated bad debts. Unearned revenue represents amounts relating to longer term services, such as orthodontics.

The Dental Offices grant credit without collateral to their patients, most of whom are local residents and are insured under third-party payor agreements. Periodically, the Dental Offices transfer the patient receivables to the Company. Amounts collected on behalf of and payable to the Dental Offices are reflected as payable to affiliated dental group practices in the accompanying consolidated balance sheets. The Company does not believe these receivables represent any concentrated credit risk. Management continually monitors and periodically adjusts its allowances associated with these receivables.

At December 31, 1997, approximately 64%, 18%, 15% and 3% of the Company's accounts receivable were from services rendered in Texas, Wisconsin, Arkansas and Indiana, respectively. In addition, at December 31, 1997, approximately $2.5 million in accounts receivable were from third party payors.

PROPERTY AND EQUIPMENT Property and equipment are stated at cost or fair market value at dates of acquisition, net of accumulated depreciation. Property and equipment are depreciated using the straight-line method over the following useful lives.

                                                               Years
     ---------------------------------------------------------------
     Leasehold improvements                  Remaining life of lease
     Furniture and fixtures                                      5-8
     Dental equipment                                              5
     Computer equipment                                            5

Equipment held under capital lease obligations is amortized on a straight-line basis over the shorter of the lease term or estimated life of the asset.

INTANGIBLE ASSETS The Company's acquisitions involve the purchase of tangible and intangible assets and the assumption of certain liabilities of the acquired dental group practices. As part of the purchase price allocation, the Company allocates the purchase price to the tangible assets acquired and liabilities assumed, based on estimated fair market values. Costs of acquisition in excess of the net estimated fair value of tangible assets acquired and liabilities assumed is allocated first to identifiable intangibles and then either to the Management Agreement (in those transactions where the Company has effectively acquired the right to manage the Dental Office) or goodwill (for acquired Dental Offices). The Management Agreement represents the Company's right to manage the Dental Offices during the 40-year term of the agreement. The Management Agreements cannot be terminated by the related professional corporation without cause, consisting primarily of bankruptcy or material default. At December 31, 1997, the average life of the intangibles assigned to all Management Agreements was 25 years.

The Company reviews the recorded amount of intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If this review indicates that the carrying amount of the asset may not be recoverable, as determined based on the undiscounted cash flows of the operations acquired over the remaining amortization periods, the carrying value of the asset is reduced to fair value. Among the factors that the Company will continually evaluate are unfavorable changes in each Dental Office's relative market share and local market competitive environment, current period and forecasted operating results, cash flow levels of the Dental Offices and the impact on the net revenue earned by the Company, and legal factors governing the practice of dentistry.

In November 1997, the Emerging Issues Task Force of the Financial Accounting Standards Board issued guidance on certain accounting matters relating to the physician practice management industry. The guidance includes criteria for the consolidation of professional corporation revenues under management agreements. The Company is currently reviewing the impact such guidance may have on its current accounting and reporting practices. The guidance is required to be adopted during 1998 and the effects, if any, can be reported through a restatement of previously issued financial statements or prospectively as a change in accounting principle.

OTHER LIABILITIES Other liabilities consist primarily of reserves related to acquisitions accounted for as purchases and deferred rent for the Company's facilities.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

OTHER Certain reclassifications have been made to the 1996 financial statements to conform to the 1997 presentation.

INCOME TAXES At the Reorganization, Monarch terminated its status as an S corporation and is now subject to federal income taxes. As such, the consolidated financial statements in 1995 include a pro forma adjustment for federal income taxes as if Monarch had not been treated as an S corporation. In 1996 and 1997, the Company accounted for income taxes under the liability method in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109.

NET INCOME PER COMMON SHARE The net income per common share is based on the weighted average number of common shares outstanding adjusted for actual shares issued during the period. Shares of Common Stock issued upon conversion of the Convertible Participating Preferred Stock, Redeemable Common Stock and Series A Convertible Participating Preferred Stock, Redeemable Common Stock and Series A Convertible Junior Preferred Stock are assumed to be common stock equivalent shares until conversion date. Diluted net income per share has been calculated using the treasury stock method for stock options.

3. ACCOUNTING PRONOUNCEMENTS
In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," which requires presentation of total nonowner changes in equity for all periods displayed. The Company plans to adopt this statement for the year ending December 31, 1998.

In June 1997, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information." This standard defines reporting requirements for operating segments and related information about products and services, geographic areas and reliance on major customers. The Company is evaluating the impact of this statement on its current reporting and expects to adopt the new standard for its year ending December 31, 1998.

4. ACQUISITIONS
Concurrent with the Reorganization discussed in Note 1, the Company acquired certain assets and assumed certain liabilities of MacGregor Dental Center, Inc. and Shears Management, Inc. (collectively referred to as "MacGregor") for $15.9 million in cash and 700,000 shares of Common Stock in an asset contribution transaction accounted for as a purchase.

Effective September 1, 1996, the Company acquired all of the outstanding stock of Midwest Dental Care - Sheboygan, SC ("Sheboygan") and Midwest Dental Care - Mondovi, SC ("Mondovi") in a stock purchase transaction and acquired certain assets and assumed certain liabilities of Advance Dental Management, a related entity to Sheboygan and Mondovi, in an asset purchase transaction. All three entities (collectively referred to as "Midwest") were acquired for $5.3 million in cash and 350,000 shares of Common Stock. Additionally, the seller has the right to receive additional purchase consideration of up to 80,000 stock options upon meeting specified financial performance goals.

Effective October 1, 1996, the Company acquired certain assets and assumed certain liabilities of John H. Davis, DDS for $172,000 in cash and 5,000 shares of Common Stock in an asset purchase transaction accounted for as a purchase.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           MONARCH DENTAL CORPORATION

Effective November, 7 1996, the Company acquired all of the outstanding stock of Convenient Dental Care, Inc. ("Convenient") in Arkansas for a $500,000 promissory note, paid in January 1997, and 30,000 shares of Common Stock in a stock purchase transaction accounted for as a purchase. Additionally, the seller has a right to receive additional purchase consideration of up to $200,000 upon meeting specified financial performance goals.

Effective January 1, 1997, the Company acquired all of the outstanding stock of Arkansas Dental Health Associates, Inc. in Arkansas, for $1.6 million in cash and 57,500 shares of Common Stock in a stock purchase transaction accounted for as a purchase. Additionally, the seller has a right to receive additional purchase consideration of up to $500,000 contingent upon meeting specified financial performance goals.

Effective April 1, 1997, the Company acquired certain assets and assumed certain liabilities of United Dental Care Tom Harris D.D.S. & Associates in Arkansas for $2.8 million in cash and 68,750 shares of Common Stock in an asset purchase transaction accounted for as a purchase.

Effective August 1, 1997, the Company acquired all of the outstanding stock of Dental Centers of Indiana, Inc. in Indiana, for $1.8 million in cash and 139,944 shares of Common Stock in a stock purchase transaction accounted for as a purchase. Additionally, the seller has a right to receive additional purchase consideration contingent upon meeting specified financial performance goals.

Effective November 3, 1997, the Company acquired certain assets and assumed certain liabilities of Press Family Dental in San Antonio, Texas for $6.6 million in cash and 179,736 shares of Common Stock in an asset purchase transaction accounted for as a purchase.

Effective December 1, 1997, the Company acquired an 80% interest in certain assets and assumed certain liabilities of Dental America in Midland, Texas for $650,000 in cash and 8,785 shares of Common Stock in an asset purchase transaction accounted for as a purchase.

During 1997, the Company acquired certain assets and assumed certain liabilities of four dental groups in Dallas and Conroe, Texas, Fayetteville, Arkansas and Colorado Springs, Colorado for $3.4 million in cash and 28,774 shares of Common Stock in asset purchase transactions accounted for as purchases.

Obligations related to contingent purchase consideration have not been quantified and, accordingly, have not been reflected in the accompanying consolidated financial statements. Such liability, if any, will be recorded as additional purchase price in the period in which the outcome of the contingencies becomes known.

All of the acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values at the dates of acquisition. The estimated fair values of assets acquired and liabilities assumed during 1997 are summarized as follows:

Cash and cash equivalents                          $   667,600
Accounts receivable, net                             1,150,899
Other assets                                             5,216
Property and equipment, net                          1,519,222
Liabilities assumed                                 (5,841,261)
Intangible assets                                   24,416,542
Less - Fair value of Common Stock issued            (5,186,822)
      Deferred purchase price (payable in cash)       (100,000)
                                                   -----------
Cash purchase price                                $16,631,396
                                                   ===========

The following information reflects the historical operating results of the Texas region (except San Antonio and Midland-Odessa) and the Arkansas region (except Arkansas Dental Health) dental practice groups for the year ended December 31, 1997.

(IN THOUSANDS)                                                Texas      Arkansas
---------------------------------------------------------------------------------
Dental group practices revenue, net                          $38,976     $ 6,092
Operating expenses:
   Salaries and benefits                                      10,934       2,074
   Bad debt expense                                            1,232         153
Management fee - operating expenses:
   Clinical salaries and benefits                              6,638       1,330
   Other salaries and benefits                                 2,558         257
   Dental supplies                                             2,292         363
   Laboratory fees                                             2,028         330
   Occupancy                                                   2,063         340
   Advertising                                                 1,452         192
   Depreciation and amortization                               1,789         231
   General and administrative                                  3,251         319
Management fee - lesser of (i) 30% of P.C.'s net revenue
   or (ii) P.C.'s net pre-tax income                           4,739         503
                                                             -------------------
                                                              38,976       6,092
                                                             -------------------
Operating income                                             $    --     $    --
                                                             ===================

Under the Management Agreement between the Company and the dental group practices, the Company received 100% of the practices pre-tax income in 1997. Accordingly, there is no operating income at the dental group practice entity.

The following unaudited pro forma information reflects the effect of acquisitions and the initial public offering on the consolidated results of operations of the Company had the acquisitions and the initial public offering occurred at January 1, 1996. Future results may differ substantially from pro forma results and cannot be considered indicative of future results.

                                                 YEAR ENDED DECEMBER 31,

(UNAUDITED; IN THOUSANDS)                           1997        1996
---------------------------------------------------------------------
Dental group practices revenue, net               $85,415     $66,813
                                                  ===================
Net income                                        $ 3,202     $ 1,321
                                                  ===================
Net income per common share-assuming dilution     $  0.31     $  0.13
                                                  ===================

5. PROPERTY AND EQUIPMENT
Property and equipment consists of the following as of December 31:

                                                 1997                 1996
-----------------------------------------------------------------------------
Dental equipment                            $  6,476,916         $  4,103,901
Furniture and fixtures                         2,186,944            1,680,788
Leasehold improvements                         3,032,795            1,280,114
Computer equipment                             1,349,729              358,237
                                            ---------------------------------
                                            $ 13,046,384         $  7,423,040
     Less - Accumulated depreciation          (4,380,626)          (2,741,097)
                                            ---------------------------------
Property and equipment, net                 $  8,665,758         $  4,681,943
                                            =================================

6. INTANGIBLE ASSETS
Intangible assets consist of the following at December 31:

                                            1997                 1996
------------------------------------------------------------------------
Management Agreements                  $ 41,122,786         $ 17,276,138
Goodwill                                  6,815,865            6,268,885
Less - Accumulated amortization          (1,677,140)            (573,156)
                                       ---------------------------------
Intangible assets, net                 $ 46,261,511         $ 22,971,867
                                       =================================

7. NOTES PAYABLE
Notes payable consists of the following as of December 31:

                                                         1997                 1996
-------------------------------------------------------------------------------------
Borrowings under credit facility, due 2002          $ 10,250,000         $ 21,551,686
Other notes payable, due 1999-2002,
   with an interest rate of prime plus 0.5%,
   secured by certain receivables
   and property                                          283,316                   --
                                                    ---------------------------------
                                                      10,533,316           21,551,686
Less - Current maturities                               (182,804)          (3,192,857)
                                                    ---------------------------------
Notes payable, net                                  $ 10,350,512         $ 18,358,829
                                                    =================================

The maturities of notes payable at December 31, 1997, are as follows:

1998                                               $   182,804
1999                                                   254,028
2000                                                   691,308
2001                                                   692,110
2002                                                 8,713,066
                                                   -----------
                                                   $10,533,616
                                                   ===========

Effective November 1997, the Company entered into a new credit facility (the "Credit Facility") with a bank syndicate. Under the Credit Facility, the Company may borrow up to $30.0 million. As of December 31, 1997, the Company had $10.3 million in borrowings under the Credit Facility. The amounts outstanding under the Credit Facility bear interest at variable rates which are based upon either the lender's base rate or LIBOR, plus, in either case, a margin which varies according to the ratio of the Company's funded debt to EBITDA, each as defined in the Credit Facility. The Credit Facility prohibits the Company from incurring indebtedness, incurring liens, disposing of assets, making investments or making acquisitions above a predetermined consideration level without bank approval, and requires the Company to maintain certain financial ratios on an ongoing basis. The Credit Facility is secured by pledges of all of the outstanding capital stock of, or other equity interests in, the Company's subsidiaries, and a lien on substantially all of the assets of the Company.

The Company incurred an extraordinary loss of $264,000, net of tax for 1997 as it extinguished its previous credit facility and wrote off $431,000 in unamortized loan fees, net of a tax benefit of $167,000.

8. STOCKHOLDERS' EQUITY
At December 31, 1997, the Company has authorized 52,000,000 shares of stock, of which (a) 50,000,000 shares, par value $0.01 per share, are designated Common Stock, and (b) 2,000,000 shares, par value $0.01 per share, are undesignated Preferred Stock.

CONVERTIBLE PARTICIPATING PREFERRED STOCK
On February 6, 1996, Monarch sold 4,800,000 shares of Convertible Participating Preferred Stock (the "Preferred Stock") to an unrelated investor group for approximately $10.0 million. The Preferred Stock converted to 2,400,000 shares of Common Stock plus 3,840,000 shares of Redeemable Preferred Stock upon the completion of the Company's initial public offering in July 1997. The Redeemable Preferred Stock was automatically redeemed upon the completion of the initial public offering for cash of approximately $8.0 million.

REDEEMABLE COMMON STOCK In connection with the acquisition of Midwest, the seller acquired the right to put 175,000 shares of Common Stock back to the Company contingent upon certain events as defined in the Midwest purchase agreement. These shares were converted to Common Stock upon the completion of the initial public offering.

SERIES A CONVERTIBLE JUNIOR PREFERRED STOCK
During 1996, the Company issued 734,645 shares of Series A Convertible Junior Preferred Stock (the "Junior Preferred Stock") to the holders of the Convertible Participating Preferred Stock. During 1997, an additional 969,905 shares were issued, resulting in a total of 1,704,550 shares outstanding. These shares were converted into Common Stock on a 1-for-2 basis upon the completion of the initial public offering.

COMMON STOCK Of the 3,133,750 shares of Common Stock outstanding at December 31, 1996, 203,750 shares were designated as non-voting Class A Common Stock. These shares were converted to Common Stock upon the completion of the Company's initial public offering.

COMMON STOCK TO BE ISSUED In connection with the acquisition of Convenient in November 1996, 30,000 shares of Common Stock valued at $75,000 were issued in January 1997. The number of common shares to be issued and the price per share were fixed as of the consummation date of the acquisition in November 1996.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           MONARCH DENTAL CORPORATION

STOCK-BASED COMPENSATION In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which is effective for fiscal years beginning after December 15, 1995. Under SFAS No. 123, the Company may elect to recognize stock-based compensation expense based on the fair value of the awards or continue to account for stock-based compensation under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and disclose in the financial statements the effects of SFAS No. 123 as if the recognition provisions were adopted. The Company has not adopted the recognition provisions of SFAS No. 123. The Company has calculated the effects of SFAS No. 123 and determined that the result is immaterial.

The following table summarizes the share activity during 1996 and 1997 under the Company's 1996 Stock Option and Incentive Plan. A total of 1,000,000 shares are reserved under the plan.

                                                1997           1996
---------------------------------------------------------------------
Shares outstanding at beginning of year         25,000             --
Granted                                        531,750         25,000
Exercised                                           --             --
Canceled                                            --             --
                                           --------------------------
Shares outstanding at end of year              556,750         25,000
                                           ==========================
Shares exercisable at end of year                6,250             --
Price range of shares outstanding          $3.00-13.00        $  3.00

The shares exerciseable at December 31, 1997 had a weighted average exercise price of $3.00 per share.

9. COMMITMENTS AND CONTINGENCIES:
OPERATING AND CAPITAL LEASE OBLIGATIONS
The Company leases all of its facilities, including the Dental Offices and corporate office, under noncancelable operating leases, extending through 2009. Rent expense totaled approximately $367,000, $1.6 million and $3.1 million for the years ended December 31, 1995, 1996 and 1997, respectively.

Future minimum lease commitments under capital and noncancelable operating leases with remaining terms of one or more years are as follows as of December 31, 1997:

                                                       Operating             Capital
--------------------------------------------------------------------------------------
1998                                                 $  3,192,299         $    579,115
1999                                                    2,682,470              501,799
2000                                                    2,214,439              160,240
2001                                                    1,934,897               64,517
2002                                                    1,464,194               42,091
Thereafter                                              4,511,029              271,239
                                                     ---------------------------------
   Total minimum lease obligation                    $ 15,999,328            1,619,001
                                                     ============
   Less - Amounts representing interest                                        334,798
                                                                          ------------
   Present value of minimum lease obligations                                1,284,203
   Less - Current maturities                                                 (434,778)
                                                                          ------------
   Capital lease obligations, net                                         $    849,425
                                                                          ============

LITIGATION, CLAIMS, AND ASSESSMENTS The Company is engaged in various legal proceedings incidental to its business activities. Management does not believe the resolution of such matters will have a material adverse effect on the Company's financial position, results of operations or liquidity.

MANAGEMENT AGREEMENTS The Company has no material commitments and guarantees to the dental group practices under Management Agreements.

10. INCOME TAXES
The income tax provision consisted of the following for the years ended December 31, (in thousands):

                1997       1996
--------------------------------
Current:
   Federal     $  754     $  184
   State          184         20
               -----------------
                  938        204
Deferred          418        221
               -----------------
Total          $1,356     $  425
               =================

The Company's effective tax rate of 38.8% is greater than the federal rate of 34% due to the impact of state income taxes.

Deferred income taxes are recorded for temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes.

Temporary differences comprising the deferred tax assets and liabilities in the consolidated balance sheets as of December 31, 1996 and 1997 are as follows (in thousands):

                                    1997              1996
---------------------------------------------------------------------
Deferred tax asset:
   Tax loss carryforwards          $  (32)            $(104)
   Cash to accrual and other         (233)              (76)
                                   ------             -----
                                            $ (265)            $(180)

Deferred tax liability:
   Deferred tax liability of
     acquired companies             1,677               750
   Accelerated depreciation           431               173
   Intangible assets amortization     421               176
                                   ------             -----
                                             2,529               349
                                            ------             -----
   Net deferred tax liability               $2,264             $ 919
                                            ======             =====

The deferred income tax provision of $418,000 in 1997 relates primarily to the excess of the tax over book amortization of intangible assets and the excess of the tax over book depreciation of fixed assets.

11. RELATED-PARTY TRANSACTIONS
The Company leases several of its facilities from affiliated entities. Total rent expense paid to related parties for the years ended December 31, 1995, 1996 and 1997, was approximately $42,000, $478,000 and $715,000, respectively.

The Management Agreement activity between the Company and the Dental Offices is reflected as a liability in the consolidated balance sheets. Such amounts are generally payable within a 30-day period following month-end.

12. BENEFIT PLANS:
401 (K) PLANS The Company maintains two defined contribution plans which conform to IRS provisions for 401 (k) plans. One plan covers Dallas-Fort Worth employees of the Company, referred to as the "Monarch 401 (k) Plan." Under this plan, employees are eligible to participate in the plan provided they have attained the age of 18, have completed 1,000 hours of service, and have been employed for at least one year. The Company makes discretionary matching contributions up to a maximum dollar amount. The second plan, referred to as the "Midwest 401(k) Plan," covers all employees of the Company's Midwest subsidiary. Under the Midwest 401 (k) Plan, employees are eligible to participate in the plan provided they have attained the age of 21, have completed 1,000 hours of service, and have been employed for at least one year. Employer matching contribution percentages as well as additional contributions are determined annually. Total contributions by the Company for both plans were approximately $27,000, $76,000 and $118,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

HEALTH AND WELFARE BENEFIT PLAN The Company has one self-funded plan at December 31, 1997 to provide these benefits to full-time employees. The plan covers all employees of Midwest and is a self-funded plan which maintains stop-loss insurance coverage. This plan's stop-loss policy stipulates if total annual plan claims exceed $240,000 or if an individual's insured claims exceed $20,000 annually, the excess amounts are covered by the stop-loss policy. Monthly contribution amounts are determined annually by the plan administrator based on funding requirements and plan experience.

In September, 1997, the Company terminated its self-funded plan which had covered Dallas-Fort Worth employees and entered into a new premium-based insurance plan with NYLCare.

Total contributions by the Company for these plans were approximately $228,000, $355,000 and $455,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

13. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS: SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure about the fair value of financial instruments. Carrying amounts for all financial instruments included in current assets and current liabilities approximate estimated fair values due to the short maturity of those instruments. The fair values of the Company's notes payable, capital lease obligations, and convertible participating preferred stock are based on similar issues or on current rates available to the Company. The carrying values and estimated fair values were estimated to be the same at December 31, 1996 and 1997.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE STOCKHOLDERS OF MONARCH DENTAL CORPORATION:
We have audited the accompanying consolidated balance sheets of Monarch Dental Corporation (a Delaware corporation) and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Dental Corporation and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


                                                     ARTHUR ANDERSEN LLP

Dallas, Texas,
February 13, 1998