Form 10-K405, Exhibit 13
period 1998-12-31
MONARCH DENTAL CORP
filed 1999-03-31
CIK 1009900

                                                                    EXHIBIT 13.1


ITEM 6.  SELECTED FINANCIAL DATA

    The selected consolidated statement of income data for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 and the selected consolidated balance sheet data at December 31, 1998, 1997, 1996, 1995 and 1994 have been derived from the Consolidated Financial Statements of Monarch Dental Corporation (the "Company") that have been audited by Arthur Andersen LLP, independent public accountants. The following selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company.

                                                                                     YEARS ENDED DECEMBER 31,
                                                                  ---------------------------------------------------------------
(IN THOUSANDS, EXCEPT PER SHARE DATA)                              1998           1997          1996          1995          1994
-------------------------------------                            ---------     ---------     ---------     ---------     ---------

CONSOLIDATED STATEMENT OF INCOME DATA:
  Patient revenue, net                                           $ 129,601     $  68,619     $  35,980     $  13,223     $   9,559
  Operating expenses:
    Provider salaries and benefits                                  40,283        21,179        10,527         3,978         2,883
    Clinical and other salaries and benefits                        36,556        18,803         9,386         3,214         2,241
    Dental supplies                                                  6,898         4,282         2,216           833           509
    Laboratory fees                                                  5,954         2,902         1,648           633           430
    Occupancy                                                        7,265         3,709         1,937           471           392
    Advertising                                                      2,436         1,781         1,210           710           626
    Other operating expenses                                        17,855         7,944         4,839         1,422         1,138
    Depreciation and amortization                                    9,863         2,938         1,430           293           252
                                                                 ---------     ---------     ---------     ---------     ---------
                                                                   127,110        63,538        33,193        11,554         8,471
                                                                 ---------     ---------     ---------     ---------     ---------
  Operating income                                                   2,491         5,081         2,787         1,669         1,088
  Interest expense, net                                              2,872         1,545         1,687            87            81
  Minority interest in combined subsidiaries                            12            46          --            --            --
                                                                 ---------     ---------     ---------     ---------     ---------
  Income (loss) before income taxes and extraordinary item            (393)        3,490         1,100         1,582         1,007
  Income taxes(1)                                                       31         1,355           425          --            --
                                                                 ---------     ---------     ---------     ---------     ---------
  Income (loss) before extraordinary item                             (424)        2,135           675         1,582         1,007
  Extraordinary loss on early extinguishment of debt,
      net of applicable tax benefit of $167                           --            (264)         --            --            --
                                                                 ---------     ---------     ---------     ---------     ---------
  Net income (loss)                                              $    (424)    $   1,871     $     675     $   1,582     $   1,007
                                                                 =========     =========     =========     =========     =========
  Pro forma net income(1)                                             --            --            --       $     970     $     617
  Net income (loss) per common share(2):
      Income (loss) before extraordinary item                    $   (0.04)    $    0.34     $    0.24
      Extraordinary item                                              --           (0.05)         --
                                                                 ---------     ---------     ---------
      Net income (loss)                                          $   (0.04)    $    0.29     $    0.24
  Net income (loss) per common share - assuming dilution(2):
      Income (loss) before extraordinary item                    $   (0.04)    $    0.26     $    0.13
      Extraordinary item                                              --           (0.04)         --
                                                                 ---------     ---------     ---------
      Net income (loss)                                          $   (0.04)    $    0.22     $    0.13

  Weighted average common shares outstanding - basic                10,805         6,369         2,846
  Weighted average common and common
      equivalent shares outstanding - diluted                       10,805         8,346         5,077

CONSOLIDATED BALANCE SHEET DATA:
    Cash and cash equivalents                                    $   3,993     $   2,975     $   1,059     $   760       $     413
    Working capital (deficit)                                      (14,539)        1,337        (3,995)        349              22
    Total assets                                                   169,005        64,592        32,906       3,182           1,952
    Long-term debt, less current maturities                         71,328        11,200        18,769       1,077             688
    Redeemable equity securities                                      --            --           9,711        --              --
    Total stockholders' equity (deficit)                            57,463        41,966        (5,408)        623             146

------------------------------------------------------------------------------

(1) The Company was an S corporation prior to February 6, 1996, and accordingly its consolidated statements of income for periods prior to such date did not include income tax expense. Pro forma net income includes an adjustment to reflect estimated income tax effects on net income for the years ended December 31, 1995 and 1994, at an assumed effective tax rate of 38.7%.

(2) Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements. Due to the effect of the reorganization that occurred on February 6, 1996 on the Company's capital structure, per share data for the periods ended prior to January 1, 1996 are not comparable to subsequent periods and, therefore, have not been presented.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21B of the Securities and Exchange Act of 1934, including the statements below concerning current management initiatives to restore profitability, current expectations concerning acquisitions and future revenue growth, future amortization and interest levels and liquidity and capital resources. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among others, risks associated with implementation of strategic initiatives to improve profitability, risks associated with integration of newly acquired companies, risks associated with the change of status or departure of key management personnel, risks associated with the constantly changing health care environment, the pace of development and acquisition activity, the reimbursement rates for dental services, and other risks detailed in the Company's Securities and Exchange Commission filings. These and other risk factors are listed below under the caption "Certain Factors That May Affect Future Results".

OVERVIEW

         The Company manages dental group practices in selected markets located in Texas, Wisconsin, Pennsylvania, Virginia, Ohio, Arkansas, Utah, Colorado, Georgia, New Jersey, Florida, Indiana, Arizona and New Mexico. The managed dental facilities (each, a "Dental Office" and collectively, the "Dental Offices") provide general dentistry services such as examinations, cleanings, fillings, bonding, placing crowns and fitting and placing fixed or removable prostheses. Many of the Dental Offices also provide specialty dental services such as orthodontics, oral surgery, endodontics, periodontics and pediatric dentistry. The Company focuses on fee-for-service dentistry, supplementing this business with revenue from contracts with capitated managed dental care plans.

         The Company seeks to build geographically dense networks of dental providers by expanding within its existing markets. The Company has generated growth within its existing markets by increasing patient volume and fees in existing Dental Offices, either on a per-patient or per-procedure basis, by increasing the physical space of existing Dental Offices and by opening Dental Offices on a de novo basis. The Company has entered selected new markets by acquiring dental group practices. The Company then seeks to use the acquired dental group practice as a "pedestal" from which to expand within the newly entered market.

         The Company has grown very rapidly in recent years. Patient revenue, net increased from $36.0 million in 1996 to $68.6 million in 1997, an increase of 90.7%, and increased to $129.6 million in 1998, representing an increase of 88.9% over 1997. During 1998 the Company increased the number of markets in which it operates from eight to 21 through acquisitions and increased the number of Dental Offices it manages from 99 to 194 through acquisitions and the opening of new offices, as shown in the table below.

                                                       1998         1997        1996        1995          1994
                                                       ----         ----        ----        ----          ----

Offices at beginning of period                          99           53          12          10            9
De novo offices                                          7            7           2           2            1
Acquired offices                                        90           39          39          --           --
Closed offices                                          (2)          --          --          --           --
                                                       ---          ---         ---         ---          ---
Offices at end of period                               194           99          53          12           10
                                                       ===          ===         ===         ===          ===

         The very rapid growth of the Company has placed (and will continue to place) strains on the Company's management, operations and systems. It has also resulted in substantially increased operating expenses, including expense levels associated with the operation of the Dental Offices (mainly salaries, benefits and other expenses) as well as increased depreciation and amortization and interest expense. In the fourth quarter of 1998 the company experienced slowing revenue growth in specific existing markets, namely Houston and Arkansas, and lower than expected performance in newly entered markets, namely Dayton, Ohio, Austin, Texas and New Mexico, coupled with the increases in overall expense levels, began to materially adversely affect the Company's profitability, as growth of revenue failed to keep pace with growth of expenses. As a result, the Company's net income prior to the unusual charges described below declined from $1.7 million in the third quarter of 1998 to $312,000 in the fourth quarter of 1998. Net income for 1998 was $4.5 million before unusual charges ($.41 per share) as compared with net income before an extraordinary charge of $2.1 million ($.26 per share) in 1997. The Company is currently in the process of implementing management initiatives intended to increase revenue and reduce expenses across its expanded network of Dental Offices, including the closure of unprofitable operations. However, there can be no assurance that the Company will be able to restore profitability to prior levels through these management initiatives. There also can be no assurance that revenue growth will not continue to slow in some of the Company's markets or that difficulties associated with the Company's rapid growth will not continue to adversely affect its operations.

         The Company's 1998 result of operations was also materially affected by unusual charges recorded in the fourth quarter, which were $7.7 million in the aggregate on a pre-tax basis ($4.9 million after tax). These charges include $1.6 million associated with the change of employment status of Dr. Warren F. Melamed, the Company's founder, who is no longer an employee but remains as a non-employee Chairman of the Board, $3.3 million relating to goodwill impairments associated with the closure of certain Dental Offices in Houston and Austin, Texas and Arkansas, $1.8 million in litigation reserves and $1.0 million associated with non-impairment expenses incurred in conjunction with the closing of the aforementioned Dental Offices. As a result of these charges, as well as the effect of increased amortization and interest expenses associated with acquisitions, the Company recorded a net loss of $424,000 in 1998 as compared with net income before an extraordinary charge of $2.1 million in 1997.

         Acquisitions. Beginning with the acquisition of MacGregor Dental Centers ("MacGregor") in February 1996, the Company has conducted an active program to identify dental group practices outside of the Dallas-Fort Worth market as potential acquisition candidates with a view to expanding the Company's operations into new markets. Since December 31, 1995, the Company has completed the following acquisitions:

                                               NUMBER OF       NUMBER OF         DATE           EFFECTIVE DATE
DENTAL GROUP PRACTICE / MARKET              DENTAL OFFICES    DENTISTS(1)       FOUNDED         OF ACQUISITION
------------------------------              --------------    -----------       -------       -------------------

1996 in-markets                                    1               1             1981         October 1, 1996
1997 in-markets                                    4               4              N/A         Various
1998 in-markets                                    7               7              N/A         Various
MacGregor, Houston                                15              42             1962         February 1, 1996
Midwest, Wisconsin                                22              36             1975         September 1, 1996
Convenient, Arkansas                               1               6             1982         November 1, 1996
Arkansas Dental Health, Arkansas                   3               7             1984         January 1, 1997
United, Arkansas                                   9              15             1990         April 1, 1997
Dental Centers of Indiana, Indiana                11              14             1980         August 1, 1997
J.B. Hays, Arkansas                                1               6             1994         October 1, 1997
Three Peaks Dental Management, Colorado            6              10             1990         November 1, 1997
Press Family Dental, San Antonio                   3              14             1971         November 1, 1997
Dental America, Midland - Odessa                   2               4             1994         December 1, 1997
Dental Care One, Ohio                              8              14             1979         March 1, 1998
Managed Dental Care Centers, Austin &
  New Mexico                                       8              10             1995         June 1, 1998
Valley Forge Dental Associates, Various           57             130             1995         September 1, 1998
Talbert Dental, Arizona and Utah                  10              32             1973         September 1, 1998

------------------------------------------------------------------------------
(1) Includes full-time general dentists and specialists employed by or under contract with the Company (in the case of Midwest) or the applicable professional corporation (in the case of each dental group practice other than Midwest).

For information concerning the purchase prices for these acquisitions, each of which was accounted for as a purchase, reference is made to Note 4 of the Company's Consolidated Financial Statements included herewith.

         The Company has financed its rapid expansion through acquisitions with a combination of debt and equity issuances. As a result of its acquisitions, the amount of intangible assets on the Company's consolidated balance sheets has increased from $46.3 million at December 31, 1997 to $126.5 million at December 31, 1998; this has resulted and will continue to result in a substantial increase in the Company's amortization expenses relative to historic levels. In addition, outstanding total indebtedness has increased from $11.8 million at December 31, 1997 to $76.1 million at December 31, 1998; this has resulted and will continue to result in increased interest expense relative to historic levels. The Company anticipates that, as a result of its focus on internal operations and the uncertain availability of additional capital, the pace of acquisitions will slow materially, although the Company expects that it will continue to review acquisitions in selected existing markets on an opportunistic basis when and as opportunities arise and to the extent the company has available capital. Further expansion through acquisitions is likely to require additional borrowings unless a substantial increase in the current market price of the Company's common stock permits the raising of additional capital in the equity markets; there can be no assurance that such capital will be available. The Company may determine to refinance existing indebtedness with longer term indebtedness having lower amortization requirements but higher interest payments, which would result in higher levels of interest expense in the future.

         Existing Market Development. Monarch commenced operations in 1983 with a group dental practice in Dallas. From its founding in 1983 through December 31, 1998, the Company opened 27 additional Dental Offices on a de novo basis (21 in Dallas-Fort Worth, three in Houston, two in San Antonio and one in Indiana.) The Company completed its first acquisition of a solo practice in an existing market (Dallas-Fort Worth) in October 1996. The Company purchased four solo practices in existing markets (three in Dallas-Fort Worth and one in Houston) in 1997 and in 1998 purchased seven solo practices in existing markets (one in Dallas, two in Indiana, two in San Antonio, one in Wisconsin and one in Midland-Odessa). Patient revenue, net from the Company's Dallas-Fort Worth operations increased $5.1 million, or 38.1%, to $18.3 million in 1996, increased $6.3 million, or 34.4%, to $24.6 million in 1997 and increased $8.8 million, or 35.5%, to $33.4 million in 1998. Operating income for the Company's Dallas-Fort Worth operations increased $805,000, or 40.0%, to $2.8 million in 1996, increased $542,000, or 18.8%, to $3.4 million in 1997 and increased $1.8 million, or 52.2%, to $5.2 million in 1998. However, there can be no assurance that the Company's revenue and operating income in this market will continue to grow at these historical rates or that the Company's operations in other markets will grow at rates comparable to those experienced in Dallas-Fort Worth.

         The average investment by the Company in the sixteen de novo Dental Offices opened since January 1, 1996 was approximately $280,000, which includes the cost of equipment, leasehold improvements and working capital associated with the initial operations. Eleven de novo Dental Offices opened since January 1, 1996 began contributing operating income to the Company within three months of opening. Three de novo Dental Offices opened since January 1, 1996 began contributing operating income to the Company within four, five and seven months, respectively, of opening and two de novo Dental Offices opened April 1, 1998 and September 1, 1998, respectively, had not yet begun contributing operating income at December 31, 1998. Future de novo Dental Offices, however, may require a greater investment by the Company and may not begin contributing operating income to the Company within that period of time. The Company expenses operating costs (other than costs related to fixed assets) in connection with the establishment of a de novo Dental Office as these costs are incurred.

COMPONENTS OF REVENUE AND EXPENSES

         Under the Management Agreements, the Company establishes a "controlling financial interest" as defined by EITF 97-2, "Application of FASB No. 94 and APB No. 16 to Physician Practice Management Entities and Certain Other Entities under Contractual Management Arrangement" ("EITF 97-2"). In addition, the Company has nominee shareholder arrangements with certain of the dental group practices as defined by EITF 97-2. For these reasons, the Company consolidates the financial statements of the dental group practices. The Company's 1997 and prior years consolidated financial statements have been restated to conform with the provisions of EITF 97-2. The restatement affected the display of previously reported revenues, amounts retained by the dental group practices and general and administrative expenses only and did not affect the Company's 1997 and prior years financial position, results of operations or cash flows.

         Patient revenue, net ("Revenue") represents the revenue of the professional dental corporations managed by the Company ("P.C.s") or the Company (in states in which ownership of dental practices by the Company is permitted), reported at estimated realizable amounts, received from third-party payors and patients for dental services rendered at the Dental Offices. Operating expenses consist of the expenses incurred by the Company or the P.C.s in connection with the operation and management of the Dental Offices. These include salaries and benefits paid to dentists and hygienists by the P.C.s or by the Company in states in which it operates and in which ownership of dental practices by the Company is permitted (currently Wisconsin), salaries and benefits for personnel other than dentists and hygienists, dental supplies, dental laboratory fees, occupancy costs, advertising, equipment leases, management information systems and other expenses related to dental practice operations, as well as depreciation and amortization expense.

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

         The Company seeks to increase fee-for-service business at the Dental Offices by increasing the size of existing offices, opening new offices and advertising. The Company seeks to supplement this fee-for-service business with Revenue from contracts with capitated managed dental care plans. Fee-for-service Revenue accounted for 59.8%, 62.0%, and 60.8% of the Company's total Revenue for 1998, 1997 and 1996, respectively. Managed dental care Revenue increased as a percentage of Revenue to 40.2% in 1998 from 38.0% in 1997 due to the acquisitions of dental practices with higher managed care Revenue relative to total Revenue. Managed dental care Revenue decreased as a percentage of Revenue to 38.0% in 1997 from 39.2% in 1996 due to the acquisitions of dental practices with lower managed care Revenue relative to total Revenue. As the Company has increased capacity by expanding within its existing markets and into new markets, managed dental care Revenue has contributed to overall higher utilization of the Company's facilities. Thus, although the Company's fee-for-service business generally is more profitable than its capitated managed dental care business on a per-patient and per-procedure basis, capitated managed dental care business serves to increase facility utilization and dentist productivity.

         The relative percentage of the Company's Revenue derived from fee-for-service business and capitated managed dental care contracts varies from market to market depending on the availability of capitated managed dental care contracts in any particular market and the Company's ability to negotiate favorable terms in such contracts. In addition, the profitability of managed dental care Revenue varies from market to market depending on the level of capitation payments and co-payments in proportion to the level of benefits required to be provided. Variations in the relative penetration and popularity of capitated managed dental care from market to market across the country, however, make it difficult to determine whether the Company's experience in new markets will be consistent with its experience in existing markets. The Company expects that the level of profitability of its operations in new markets entered through acquisition will vary depending in part on these factors and may not replicate or be comparable to the Company's results in existing markets.

RESULTS OF OPERATIONS

         As a result of the recent rapid expansion of its business through existing market development and acquisitions and the Company's limited period of affiliation with these practices, the Company believes that the period-to-period comparisons set forth below may not be meaningful.

         The following table sets forth the percentages of Revenue represented by certain items reflected in the Company's consolidated statements of income. The information that follows should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                                                    YEAR ENDED DECEMBER 31,
                                                                       ---------------------------------------------------
                                                                           1998            1997               1996
                                                                           ----            ----               ----

Patient revenue, net                                                      100.0%          100.0%             100.0%
Operating expenses:
   Provider salaries and benefits                                          31.1            30.9               29.2
   Clinical and other salaries and benefits                                28.2            27.4               26.1
   Dental supplies                                                          5.3             6.2                6.2
   Laboratory fees                                                          4.6             4.2                4.6
   Occupancy                                                                5.6             5.4                5.4
   Advertising                                                              1.9             2.6                3.4
   Other operating expenses                                                13.8            11.6               13.5
   Depreciation and amortization                                            7.6             4.3                4.0
                                                                           ----            ----               ----
                                                                           98.1            92.6               92.4
                                                                           ----            ----               ----
Operating income                                                            1.9             7.4                7.6
Interest expense, net                                                       2.2             2.2                4.7
Minority interest                                                            --             0.1                 --
                                                                           ----            ----               ----
Income (loss) before income taxes and
   extraordinary item                                                      (0.3)            5.1                2.9
Income taxes                                                                 --             2.0                1.2
                                                                           ----            ----               ----
Income (loss) before extraordinary item                                    (0.3)            3.1                1.7
Extraordinary loss, net of applicable tax
   benefit                                                                   --             0.4                 --
                                                                           ----            ----               ----
Net income (loss)                                                          (0.3)%           2.7%               1.7%
                                                                           ====            ====               ====


YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

         Patient revenue, net. Revenue increased to $129.6 million for 1998 from $68.6 million for 1997, an increase of $61.0 million, or 88.9%. This increase resulted from the acquisitions of Dental Care One, Managed Dental Care Centers, Inc. ("MDCC"), Valley Forge Dental Associates, Inc. ("Valley Forge") and Talbert Medical Management Corporation ("Talbert") in March 1998, June 1998, September 1998 and September 1998, respectively, which contributed combined Revenue of $30.4 million for the ten months, seven months, four months and four months ended December 31, 1998, respectively. Dental offices in the eight markets served at December 31, 1997, namely Dallas-Fort Worth, Houston, Wisconsin, Arkansas, Indiana, Colorado, San Antonio and Midland-Odessa (the "existing markets") contributed an additional $30.6 million of the increase in Revenue in 1998 resulting from the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices and the acquisitions of United Dental Care Tom Harris D.D.S. and Associates ("United"), Dental Centers of Indiana, Inc. ("DCI"), Three Peaks Dental Health L.P. ("Three Peaks"), Press Family Dental ("Press") and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of Revenue, respectively, in 1998. As a result of the Company's focus on restoring profitability of its expanded operations and the uncertain availability of additional capital to finance acquisitions, the Company anticipates that the pace of its acquisitions will slow in the current fiscal year and accordingly that its revenue will not continue to grow at the rates experienced in recent years.

 Fee-for-service Revenue (i.e., Revenue derived from indemnity dental plans, preferred provider plans and direct payments by patients not covered by any third-party payor) increased to $77.5 million for 1998 from $42.5 million for 1997, an increase of $35.0 million, or 82.2%, due to acquisitions in new markets and growth in existing markets. New Market growth resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which contributed combined fee-for-service Revenue of $16.9 million for the respective periods following the dates of acquisition. In existing markets, fee-for-service Revenue increased to $60.6 million for 1998 from $42.5 million for 1997, representing an increase of $18.1 million, or 42.6%. Existing market growth resulted from the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of fee-for-service Revenue, respectively, in 1998. Managed dental care Revenue (i.e., Revenue from capitated managed dental care plans, including capitation payments and patient co-payments) increased to $52.1 million for 1998 from $26.1 million for 1997, an increase of $26.0 million, or 99.7%. This increase resulted in part from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which contributed combined managed dental care Revenue of $13.5 million for the respective periods following the dates of acquisition. In existing markets, managed dental care Revenue increased to $38.6 million for 1998 from $26.1 million for 1997, an increase of $12.5 million or 47.7%. The increase in existing markets resulted from the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of managed dental care Revenue, respectively, in 1998. As a percentage of Revenue, fee-for-service Revenue decreased to 59.8% from 62.0% for 1998 and 1997, respectively.

         Provider salaries and benefits. Provider salaries and benefits expense increased to $40.3 million for 1998 from $21.2 million for 1997, an increase of $19.1 million, or 90.2%. The increase was due to the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added combined provider salaries and benefits expense of $10.3 million for the respective periods following the dates of acquisition. In existing markets, provider salaries and benefits expense increased $8.8 million as dentist and hygienist compensation increased as a result of a higher level of production at the Dental Offices and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of provider salaries and benefits expense, respectively, in 1998, and also as a result of higher compensation levels at certain acquired companies. As a percent of Revenue, provider salaries and benefits expense increased slightly to 31.1% from 30.9% for 1998 and 1997, respectively, reflecting constant or higher salary levels for providers across the Company's network of Dental Offices and reduced revenue levels at certain of the Company's offices in the fourth quarter of 1998. The Company's objective is to reduce provider salaries and benefits as a percent of Revenue by increasing productivity in its Dental Offices; however, there can be no assurance that the Company's efforts in this regard will be successful.

         Clinical and other salaries and benefits. Clinical and other salaries and benefits expense increased to $36.6 million for 1998 from $18.8 million for 1997, an increase of $17.8 million, or 94.4%. The increase resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added combined clinical and other salaries and benefits expense of $8.2 million for the respective periods following the dates of acquisition. In existing markets, clinical and other salaries and benefits expense increased $9.6 million due to the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of clinical and other salaries and benefits expense, respectively, in 1998. Additionally, the Company recorded a $1.6 (pretax) million unusual charge in the fourth quarter of 1998 representing a change in employment status of Dr. Warren F. Melamed, the Company's founder, former President and Chief Dental Officer. As a percent of Revenue, clinical and other salaries and benefits expense increased to 28.2% from 27.4% for 1998 and 1997, respectively. This increase was due principally to the $1.6 million unusual charge recorded in the fourth quarter of 1998.

         Dental supplies. Dental supplies expense increased to $6.9 million for 1998 from $4.3 million for 1997, an increase of $2.6 million, or 61.1%. This increase resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added combined dental supplies expense of $1.6 million for the respective periods following the dates of acquisition. In existing markets, dental supplies expense increased $1.0 million as a result of increased production and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997,

November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of dental supplies expense, respectively, for 1998. As a percent of Revenue, dental supplies expense decreased to 5.3% from 6.2% for 1998 and 1997, respectively. This decrease was due principally to the leveraging of supply contracts with expansion in existing markets and to the acquisitions having lower dental supplies expense as a percent of Revenue than the Company's existing operations.

         Laboratory fees. Laboratory fee expense increased to $6.0 million for 1998 from $2.9 million for 1997, an increase of $3.1 million, or 105.2%. This increase resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added combined laboratory fee expense of $1.6 million for the respective periods following the dates of acquisition. In existing markets, laboratory fee expense increased $1.5 million as a result of increased production and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of laboratory fees expense, respectively, for 1998. As a percent of Revenue, laboratory fee expense increased to 4.6% from 4.2% for 1998 and 1997, respectively. This increase was due principally to the acquisitions having higher laboratory fee expense as a percent of Revenue than the Company's existing operations.

         Occupancy. Occupancy expense increased to $7.3 million for 1998 from $3.7 million for 1997, an increase of $3.6 million, or 95.9%. This increase resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added a combined $1.5 million to occupancy expense for the respective periods following the dates of acquisition. In existing markets, occupancy expense increased $2.1 million resulting from the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of occupancy expense, respectively, for 1998. Additionally, the Company recorded a $476,000 (pretax) unusual charge in the fourth quarter of 1998 representing costs associated with Dental Office closures in Houston and Austin, Texas and Arkansas. The majority of these closures occurred in the first quarter of 1999. As a percent of Revenue, occupancy expense increased slightly to 5.6% from 5.4% for 1998 and 1997, respectively. This increase was due principally to the $476,000 unusual charge recorded in the fourth quarter of 1998.

         Advertising. Advertising expense increased to $2.4 million for 1998 from $1.8 million for 1997, an increase of $655,000, or 36.8%. This increase resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added a combined $335,000 to advertising expense for the respective periods following the dates of acquisition. There was an increase of $320,000 in television and print advertising in the existing markets in 1998. As a percent of Revenue, advertising expense decreased to 1.9% from 2.6% for 1998 and 1997, respectively. This decrease resulted from leveraging advertising expense with greater market penetration in existing markets.

         Other operating expenses. Other operating expenses consist of general and administrative expenses and bad debt expense (which was formerly a component of amounts retained by dental group practices). Other operating expenses increased to $17.9 million for 1998 from $7.9 million for 1997, an increase of $10.0 million, or 124.8%. This increase resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added combined other operating expenses of $3.7 million for the respective periods following the dates of acquisition. Other operating expenses for existing markets increased $6.3 million resulting from the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices, the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of other operating expenses, respectively, for 1998 and the expansion of the Company's corporate infrastructure to manage growth. Additionally, other operating expenses reflect a $2.2 million (pretax) unusual charge recorded in the fourth quarter of 1998 representing costs associated with establishing litigation reserves ($1.8 million) and reserves for expenses associated with certain Dental Office closures ($419,000). As a percent of Revenue, other operating expenses increased to 13.8% from 11.6% for 1998 and 1997, respectively. This increase was due principally to the $2.2 million unusual charge recorded in the fourth quarter of 1998.

         Depreciation and amortization. Depreciation and amortization expense increased to $9.9 million for 1998 from $2.9 million for 1997, an increase of $7.0 million, or 235.7%. This increase resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added combined depreciation and amortization expense of $1.7 million for the respective periods following the dates of acquisition. Depreciation and amortization expense for existing markets increased $5.3 million resulting from the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April

1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of depreciation and amortization expense, respectively, for 1998. Additionally, the Company recorded a $3.3 million (pretax) unusual charge in the fourth quarter of 1998 for goodwill impairment associated with the closure of certain Dental Offices in Houston and Austin, Texas and Arkansas. As a percent of Revenue, depreciation and amortization expense increased to 7.6% from 4.3% for 1998 and 1997, respectively. This increase was due principally to the $3.3 million unusual charge recorded in the fourth quarter of 1998 and to the acquired companies having higher depreciation and amortization expense as a percent of Revenue than the Company's existing operations.

         Operating income. Operating income decreased to $2.5 million for 1998 from $5.1 million for 1997, a decrease of $2.6 million, or 51.0%. This decrease resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added combined operating income of $1.7 million for the respective periods following the dates of acquisition and a $5.5 million increase in operating income in existing markets in 1998 offset by increased corporate expenses of $2.1 million due to the development of corporate infrastructure and the $7.7 million (pretax) of unusual charges recorded in the fourth quarter of 1998, as described above, representing costs associated with a change in employment status, goodwill impairment and the establishment of litigation reserves and reserves for the closure of certain Dental Offices. As a percent of Revenue, operating income decreased to 1.9% from 7.4% for 1998 and 1997, respectively. This decrease was due principally to the $7.7 million (pretax) unusual charges recorded in the fourth quarter of 1998.

         Interest expense, net. Interest expense, net increased to $2.9 million for 1998 from $1.5 million for 1997, an increase of $1.4 million, or 85.9%. This increase is attributable to the higher average outstanding debt balances in 1998 versus 1997. Effective November 1997, the Company entered into a new Credit Facility (the "Credit Facility") with a bank syndicate. Average debt outstanding under the Credit Facility totaled $29.5 million for 1998 compared to average debt outstanding of $14.7 million for 1997.

         Minority interest. Minority interest expense decreased to $12,000 for 1998 from $46,000 for 1997, a decrease of $34,000, or 73.9%. This decrease resulted from lower net income relating to the acquisitions of DCI, which owns a fifty percent ownership in two partnerships operating four Dental Offices in Indiana, Dental America, which owns a twenty percent interest in a group dental practice with two offices located in Midland and Odessa, Texas, and MDCC, which owns a thirty-five percent interest in a group dental practice with two offices in Austin, Texas and five offices in New Mexico for the twelve months ended December 31, 1998 and 1997, respectively.

         Income taxes. Income tax expense decreased to $31,000 for 1998 from $1.4 million for 1997, a decrease of $1.3 million, or 97.7%. This decrease was the result of lower net income before taxes, which decreased to $(393,000) for 1998 from $3.5 million for 1997, a decrease of $3.9 million, or 111.3%.

         Extraordinary loss. The Company incurred an extraordinary loss of $264,000, net of tax for 1997 as it extinguished its prior credit facility and wrote off $431,000 in unamortized loan fees, net of a tax benefit of $167,000.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

         Patient revenue, net. Revenue increased to $68.6 million for 1997 from $36.0 million for 1996, an increase of $32.6 million, or 90.7%. This increase resulted from the acquisitions of Arkansas Dental Health Associates, Inc. ("Arkansas Dental Health"), United Dental Care Tom Harris D.D.S. and Associates ("United"), Dental Centers of Indiana, Inc. ("DCI"), Dental Diagnostic and Treatment Center ("J.B. Hays"), Three Peaks Dental Health L.P. ("Three Peaks"), Press Family Dental and Dental America in January 1997, April 1997, August 1997, October 1997, November 1997, November 1997 and December 1997, respectively, which contributed combined Revenue of $10.6 million for the twelve months, nine months, five months, three months, two months, two months and one month ended December 31, 1997, respectively. Dental offices in the Dallas-Fort Worth, Houston, Wisconsin and Arkansas markets (the "existing markets") contributed an additional $22.0 million of the increase in Revenue in 1997 resulting from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest Dental Care ("Midwest") and Convenient Dental Care, Inc. ("Convenient") in September 1996 and November 1996, respectively, which provided eight and ten additional months of Revenue, respectively, in 1997.

         Fee-for-service Revenue (i.e., Revenue derived from indemnity dental plans, preferred provider plans and direct payments by patients not covered by any third-party payor) increased to $42.5 million for 1997 from $21.9 million for 1996, an increase of $20.6 million, or 94.4%, due to acquisitions in new markets and growth in existing markets. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which contributed combined fee-for-service Revenue of $8.8 million for the respective periods following the dates of acquisition. In existing markets, fee-for-service Revenue increased to $33.7 million for 1997 from $21.9 million for 1996, representing an increase of $11.8 million, or 54.3%. The increase in existing markets resulted from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of fee-for-service Revenue, respectively, in 1997. Managed dental care Revenue (i.e., Revenue from capitated managed dental care plans, including capitation payments and patient co-payments) increased to $26.1 million for 1997 from $14.1 million for 1996, an increase of $12.0 million, or 85.0%. This increase resulted in part from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which contributed combined managed dental care Revenue of $1.8 million for the respective periods following the dates of acquisition. In existing markets, managed dental care Revenue increased to $24.3 million for 1997 from $14.1 million for 1996, an increase of $10.2 million or 72.3%. The increase in existing markets resulted from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of managed dental care Revenue, respectively, in 1997. As a percentage of Revenue, fee-for-service Revenue increased to 62.0% from 60.8% for 1997 and 1996, respectively.

         Provider salaries and benefits. Provider salaries and benefits expense increased to $21.2 million for 1997 from $10.5 million for 1996, an increase of $10.7 million, or 101.2%. The increase was due to the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which together added provider salaries and benefits expense of $3.1 million for the respective periods following the dates of acquisition. In existing markets, amounts retained by dental group practices increased $7.6 million as dentist and hygienist compensation increased as a result of a higher level of production at the Dental Offices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of provider salaries and benefits, respectively, in 1997. As a percent of Revenue, provider salaries and benefits increased to 30.9% from 29.2% for 1997 and 1996, respectively.

         Clinical and other salaries and benefits. Clinical and other salaries and benefits expense increased to $18.8 million for 1997 from $9.4 million for 1996, an increase of $9.4 million, or 100.3%. The increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added combined clinical and other salaries and benefits expense of $2.7 million for the respective periods following the dates of acquisition. In existing markets, clinical salaries and benefits expense increased $6.7 million due to the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of clinical and other salaries and benefits expense, respectively, in 1997. As a percent of Revenue, clinical and other salaries and benefits expense increased to 27.4% from 26.1% for 1997 and 1996, respectively. This increase is the result of acquisitions having higher clinical and other salaries and benefits expense as a percent of Revenue than the Company's existing operations and reflecting a more fully staffed corporate infrastructure for the year ended December 31, 1997.

         Dental supplies. Dental supplies expense increased to $4.3 million for 1997 from $2.2 million for 1996, an increase of $2.1 million, or 93.2%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added $684,000 of combined dental supplies expense for the respective periods following the dates of acquisition. In existing markets, dental supplies expense increased $1.4 million as a result of increased production and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of dental supplies expense for 1997. As a percent of Revenue, dental supplies expense remained constant at 6.2% for 1997 and 1996, respectively.

         Laboratory fees. Laboratory fee expense increased to $2.9 million for 1997 from $1.6 million for 1996, an increase of $1.3 million, or 76.1%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added combined laboratory fee expense of $577,000 for the respective periods following the dates of acquisition. In existing markets, laboratory fee expense increased $677,000 as a result of increased production and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of laboratory fees expense for 1997. As a percent of Revenue, laboratory fee expense decreased slightly to 4.2% from 4.6% for 1997 and 1996, respectively.

         Occupancy. Occupancy expense increased to $3.7 million for 1997 from $1.9 million for 1996, an increase of $1.8 million, or 91.5%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added a combined $503,000 to occupancy expense for the respective periods following the dates of acquisition. In existing markets, occupancy expense increased $1.3 million resulting from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of occupancy expense, respectively, for 1997. As a percent of Revenue, occupancy expense remained constant at 5.4% for 1997 and 1996, respectively.

         Advertising. Advertising expense increased to $1.8 million for 1997 from $1.2 million for 1996, an increase of $571,000, or 47.2%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added a combined $260,000 to advertising expense for the respective periods following the dates of acquisition. There was an increase of $311,000 in television and print advertising in the existing markets in 1997. As a percent of Revenue, advertising expense decreased to 2.6% from 3.4% for 1997 and 1996, respectively. This decrease resulted from leveraging advertising expense with greater market penetration in existing markets.

         Other operating expenses. Other operating expenses increased to $7.9 million for 1997 from $4.8 million for 1996, an increase of $3.1 million, or 64.2%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added combined general and administrative expense of $932,000 for the respective periods following the dates of acquisition. Other operating expenses for existing markets increased $3.0 million resulting from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices, the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of other operating expenses for 1997 and the expansion of the Company's corporate infrastructure to manage growth. As a percent of Revenue, other operating expenses decreased to 11.6% from 13.5%. This decrease was due principally to leveraging corporate expenses against additional Revenue resulting from acquisitions and expansion in existing markets.

         Depreciation and amortization. Depreciation and amortization expense increased to $2.9 million for 1997 from $1.4 million for 1996, an increase of $1.5 million, or 105.5%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added combined depreciation and amortization expense of $521,000 for the respective periods following the dates of acquisition. Depreciation and amortization expense for existing markets increased $987,000 resulting from the opening of seven de novo Dental Offices, the physical expansion of five existing Dental Offices, the acquisition of four solo practices and the acquisitions of Midwest and Convenient in September 1996 and November 1996, respectively, which provided eight and ten additional months of depreciation and amortization expense for 1997. As a percent of Revenue, depreciation and amortization expense increased slightly to 4.3% from 4.0% for 1997 and 1996, respectively.

         Operating income. Operating income increased to $5.1 million for 1997 from $2.8 million for 1996, an increase of $2.3 million, or 82.3%. This increase resulted from the acquisitions of Arkansas Dental Health, United, DCI, J.B. Hays, Three Peaks, Press Family Dental and Dental America which added combined operating income of $1.3 million for the respective periods following the dates of acquisition. Income from the Company's existing markets increased $2.3 million for 1997, which was offset by increased corporate expenses of $1.3 million due to the development of corporate infrastructure. As a percent of Revenue, operating income decreased slightly to 7.4% from 7.6% for 1997 and 1996, respectively.

         Interest expense, net. Interest expense, net decreased to $1.5 million for 1997 from $1.7 million for 1996, a decrease of $200,000, or 8.4%. This decrease is attributable to the retirement of $24.8 million in outstanding debt under the prior credit facility with the use of proceeds obtained from the Company's initial public offering on July 23, 1997. Effective November 1997 the Company entered into a new Credit Facility (the "Credit Facility") with a bank syndicate. Average debt outstanding under the two credit facilities totaled $14.7 million for 1997 compared to average debt outstanding of $17.7 million for 1996.

         Minority interest. Minority interest expense was $46,000 for 1997 as a result of the acquisitions of DCI, which owns a fifty percent ownership in two partnerships operating four Dental Offices in Indiana, and Dental America, which owns a twenty percent interest in a group dental practice with two offices located in Midland and Odessa, Texas.

         Income taxes. Income tax expense increased to $1.4 million for 1997 from $425,000 for 1996, an increase of $1.0 million, or 218.6%. This increase was the result of higher net income before taxes, which increased to $3.5 million for 1997 from $1.1 million for 1996, an increase of $2.4 million, or 217.3%.

         Extraordinary loss. The Company incurred an extraordinary loss of $264,000, net of tax for 1997 as it extinguished its prior credit facility and wrote off $431,000 in unamortized loan fees, net of a tax benefit of $167,000.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

    The following table sets forth unaudited quarterly consolidated operating results for each of the Company's last eight quarters ended December 31, 1998. This information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly consolidated results are not necessarily indicative of future consolidated results of operations. This information should be read in conjunction with the Consolidated Financial Statements and Notes.

                                                                            QUARTER ENDED
                                          ----------------------------------------------------------------------------------
                                          DEC. 31,   SEPT. 30,  JUNE 30,  MAR. 31,  DEC. 31,  SEPT. 30,  JUNE 30,   MAR. 31,
                                          1998 (1)      1998      1998      1998      1997      1997       1997      1997
                                          --------   ---------  --------  --------  --------  ---------  --------  --------
                                                                       (DOLLARS IN THOUSANDS)

Patient revenue, net ...................  $ 45,378   $ 34,090   $ 25,853  $ 24,280  $ 20,462  $ 17,436   $ 16,245  $ 14,476
Operating expenses:
  Provider salaries and benefits .......    14,910     10,484      7,671     7,218     6,217     5,426      5,027     4,509
  Clinical and other salaries and
    benefits ...........................    13,873      9,252      6,965     6,466     5,739     4,752      4,478     3,834
  Dental supplies ......................     2,372      1,624      1,462     1,440     1,245     1,119      1,006       912
  Laboratory fees ......................     2,155      1,510      1,231     1,058       880       770        661       591
  Occupancy ............................     2,856      1,737      1,343     1,329     1,092       955        862       800
  Advertising ..........................       745        599        578       515       519       516        421       325
  Other operating expenses .............     8,000      3,930      2,900     3,024     2,136     1,884      1,946     1,978
  Depreciation and amortization ........     5,816      1,719      1,241     1,087       980       724        669       565
                                          --------   --------   --------  --------  --------  --------   --------  --------
                                            50,727     30,855     23,391    22,137    18,808    16,146     15,070    13,514
                                          --------   --------   --------  --------  --------  --------   --------  --------
Operating income (loss) ................    (5,349)     3,235      2,462     2,143     1,654     1,290      1,175       962
Interest expense, net ..................     1,876        482        231       282       171       150        645       579
Minority interest in combined
 subsidiaries ..........................       (37)       (15)        15        50        16        30       --        --
                                          --------   --------   --------  --------  --------  --------   --------  --------
Income (loss) before income taxes
  and  extraordinary item ..............    (7,188)     2,768      2,216     1,811     1,467     1,110        530       383
Income taxes ...........................    (2,620)     1,080        864       707       572       428        205       150
                                          --------   --------   --------  --------  --------  --------   --------  --------
Income (loss) before extraordinary
  item .................................    (4,568)     1,688      1,352     1,104       895       682        325       233
Extraordinary loss on early
  extinguishment of debt, net of
  applicable tax benefit ...............      --         --         --        --        --        (264)      --        --
                                          --------   --------   --------  --------  --------  --------   --------  --------
Net income (loss) ......................  $ (4,568)  $  1,688   $  1,352  $  1,104  $    895  $    418   $    325  $    233
                                          ========   ========   ========  ========  ========  ========   ========  ========


Net income (loss) per common share:
  Income (loss) before extraordinary
    item ...............................  $  (0.38)  $   0.16   $   0.13  $   0.11  $   0.09  $   0.08   $   0.10  $   0.07
  Extraordinary item ...................      --         --         --        --        --       (0.03)      --        --
                                          --------   --------   --------  --------  --------  --------   --------  --------
  Net income (loss) ....................  $  (0.38)  $   0.16   $   0.13  $   0.11  $   0.09  $   0.05   $   0.10  $   0.07
                                          ========   ========   ========  ========  ========  ========   ========  ========
Net income (loss) per common share-
  assuming dilution:
  Income (loss) before extraordinary
    item ...............................  $  (0.38)  $   0.16   $   0.13  $   0.11  $   0.09  $   0.07   $   0.05  $   0.04
  Extraordinary item ...................      --         --         --        --        --       (0.03)      --        --
                                          --------   --------   --------  --------  --------  --------   --------  --------
  Net income (loss) ....................  $  (0.38)  $   0.16   $   0.13  $   0.11  $   0.09  $   0.04   $   0.05  $   0.04
                                          ========   ========   ========  ========  ========  ========   ========  ========
Weighted average number of common
  shares outstanding - basic ...........    11,945     10,708     10,324    10,235    10,130     8,746      3,281     3,217
                                          ========   ========   ========  ========  ========  ========   ========  ========
Weighted average number of common and
  common equivalent shares
  outstanding - diluted ................    11,945     10,797     10,466    10,322    10,277     9,587      6,744     6,407
                                          ========   ========   ========  ========  ========  ========   ========  ========

                                                                                 QUARTER ENDED
                                              ----------------------------------------------------------------------------------
                                              DEC. 31,   SEPT. 30,  JUNE 30,  MAR. 31,  DEC. 31,  SEPT. 30,  JUNE 30,   MAR. 31,
                                              1998 (1)      1998      1998      1998      1997      1997       1997      1997
                                              --------   ---------  --------  --------  --------  ---------  --------  --------
                                                                             (PERCENTAGE OF REVENUE)

Patient revenue, net ........................    100.0%     100.0%    100.0%    100.0%    100.0%    100.0%    100.0%    100.0%
Operating expenses:
  Provider salaries and benefits ............     32.9       30.8      29.7      29.7      30.4      31.1      30.9      31.2
  Clinical and other salaries and
    benefits ................................     30.7       27.1      26.9      26.6      28.1      27.2      27.6      26.5
  Dental supplies ...........................      5.2        4.8       5.7       5.9       6.1       6.4       6.2       6.3
  Laboratory fees ...........................      4.7        4.4       4.8       4.4       4.3       4.4       4.1       4.1
  Occupancy .................................      6.3        5.1       5.2       5.5       5.3       5.5       5.3       5.5
  Advertising ...............................      1.6        1.8       2.2       2.1       2.5       3.0       2.6       2.2
  Other operating expenses ..................     17.6       11.5      11.2      12.5      10.4      10.8      12.0      13.7
  Depreciation and amortization .............     12.8        5.0       4.8       4.5       4.8       4.2       4.1       3.9
                                                 -----      -----     -----     -----     -----     -----     -----     -----
                                                 111.8       90.5      90.5      91.2      91.9      92.6      92.8      93.4
                                                 -----      -----     -----     -----     -----     -----     -----     -----
Operating income (loss) .....................    (11.8)       9.5       9.5       8.8       8.1       7.4       7.2       6.6
Interest expense, net .......................      4.1        1.4       0.9       1.1       0.8       0.9       4.0       4.0
Minority interest in combined
  subsidiaries ..............................     (0.1)      --        --         0.2       0.1       0.1      --        --
                                                 -----      -----     -----     -----     -----     -----     -----     -----
Income (loss) before income taxes
  and extraordinary item ....................    (15.8)       8.1       8.6       7.5       7.2       6.4       3.2       2.6
Income taxes ................................     (5.7)       3.1       3.4       3.0       2.8       2.5       1.2       1.0
                                                 -----      -----     -----     -----     -----     -----     -----     -----
Income (loss) before extraordinary
  item ......................................    (10.1)       5.0       5.2       4.5       4.4       3.9       2.0       1.6
Extraordinary loss on early
  extinguishment of debt, net of
  applicable tax benefit ....................     --         --        --        --        --         1.5      --        --
                                                 -----      -----     -----     -----     -----     -----     -----     -----
Net income (loss) ...........................    (10.1)%      5.0%      5.2%      4.5%      4.4%      2.4%      2.0%      1.6%
                                                 =====      =====     =====     =====     =====     =====     =====     =====

(1) Includes the effect of approximately $7.7 million (pre-tax) in charges relating primarily to executive compensation expense, litigation reserves, goodwill impairment and Dental Office closure costs.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1998, the Company had a $14.5 million working capital deficit, representing a decrease of $15.8 million from the working capital surplus of $1.3 million at December 31, 1997. This working capital deficit resulted principally from the effect of the Valley Forge acquisition and included $36.5 million in current liabilities, consisting of $6.1 million in accounts payable, $22.6 million in accrued liabilities, $3.0 million in amounts payable to dental group practices as consideration for accounts receivable acquired from such group practices and $4.8 million in current maturities of notes payable and capital lease obligations. These current liabilities were offset by current assets of $21.9 million, consisting of $4.0 million in cash and cash equivalents, $15.3 million in accounts receivable, net of allowances, prepaid expenses of $1.4 million and $1.2 million in federal income tax receivable. The Company's principal sources of liquidity as of December 31, 1998 consisted of cash and cash equivalents, net accounts receivable and borrowing capacity under the Credit Facility. There can be no assurance that the Company's working capital deficit will not continue in the future, particularly if additional indebtedness requires current amortization of principal.

         For the year ended December 31, 1998 and 1997, cash provided by operations was $3.1 million and $4.1 million, respectively.

         Cash used in investing activities was $55.5 million for the year ended December 31, 1998 and $19.8 million for the year ended December 31, 1997. For the year ended December 31, 1998, $48.6 million was utilized for acquisitions and $6.9 million was invested in the purchase of additional property and equipment. For the year ended December 31, 1997, $16.5 million was utilized for acquisitions and $3.3 million was invested in the purchase of additional property and equipment.

         For the year ended December 31, 1998 and 1997, cash provided by financing activities was $53.4 million and $17.7 million, respectively. In the year ended December 31, 1998, the cash provided was primarily comprised of $55.2 million in net borrowings offset by the repayment of $1.7 million in outstanding debt. In the year ended December 31, 1997, the cash provided was comprised of $38.6 million in proceeds from the issuance of stock, offset by the net repayment of $12.9 million in outstanding debt and payments of $8.0 million to redeem Redeemable Preferred Stock in conjunction with the Company's initial public offering.

         The Company extinguished its prior credit facility, which was to expire on August 29, 1999, with a bank. The Company entered into a new Credit Facility with a bank syndicate effective November 1997, which was amended in March 1999. Under the new Credit Facility, the Company may borrow up to $85.0 million. As of December 31, 1998, the Company had $65.4 million outstanding under the Credit Facility and remaining availability of $9.6 million. At March 29, 1999 the Company had $74.8 million outstanding under Credit Facility and remaining availability of $10.2 million. The amounts outstanding under the new Credit Facility bear interest at variable rates which are based upon either the lender's base rate or LIBOR, plus, in either case, a margin which varies according to the ratio of the Company's funded debt to EBITDA, each as defined in the Credit Facility. The Credit Facility prohibits the Company from incurring indebtedness, incurring liens, disposing of assets, making investments or making acquisitions above a predetermined consideration level without bank approval, and requires the Company to maintain certain financial ratios on an ongoing basis. The Credit Facility is secured by pledges of all of the outstanding capital stock of, or other equity interests in, the Company's subsidiaries, and a lien on substantially all of the assets of the Company. As a result of a judgment rendered against the Company in January 1999 (see Note 8 to the Consolidated Financial Statements), the Company is in violation of the terms of the Credit Facility. The Company has received a waiver from the bank syndicate relating to this matter.

         The Company believes that the cash generated from operations will be sufficient to fund its anticipated working capital needs and capital expenditures (other than financing necessary to complete future acquisitions) for the foreseeable future. The Company expects to fund future acquisitions with cash from operations and borrowings under the Credit Facility. In order to meet its long-term liquidity needs, the Company may issue additional equity and debt securities, subject to market and other conditions. There can be no assurance that any such additional financing will be available on terms acceptable to the Company. Moreover, there can also be no assurance that cash generated from operations will be sufficient to cover the Company's interest expense or that the Company will not experience losses in the future. The failure to raise the funds necessary to finance its future cash requirements could adversely affect the Company's ability to pursue its strategy and could negatively affect its operations in future periods.

YEAR 2000 ISSUE

         The statements in the following section include "Year 2000 readiness disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act.

         Many existing computer programs and databases use two digits to identify a year in the date field (i.e., 98 would represent 1998). These programs and databases were not originally designed to operate after December 31, 1999. If not corrected, many computer programs and databases could fail or create erroneous results relating to the year 2000. If the Company, its significant customers, or suppliers fail to make necessary modifications and conversions on a timely basis, the year 2000 issue could have a material adverse effect on the Company's operations. However, the impact cannot be quantified at this time. The Company believes that its competitors face a similar risk.

         The Company is in the process of addressing the possible exposures related to the impact on its computer programs and databases of the year 2000 issue. Key management information systems and operational systems, including equipment with embedded microprocessors, have been or are currently being inventoried and assessed, and detailed plans have been or are currently being developed for the required program and database modifications or replacements. Progress against these plans is monitored and reported to management on a regular basis. Implementation of required changes to critical systems is expected to be completed during fiscal 1999. The Company is also focusing on major customers, which consist of third-party payors such as preferred provider plans, and certain key suppliers to assess their compliance. The Company expects to complete such assessment by June 30, 1999. In the event a material customer or supplier is not Year 2000 compliant, the Company's business, financial condition and results of operations could be materially and adversely affected.

         The costs incurred to date related to these programs have not been material and the Company does not expect its future costs related to these programs to be material. Such costs have been and will continue to be funded through operating cash flows. The Company presently believes that the total cost of achieving year 2000 compliance will not be material to its financial condition, liquidity, or results of operations.

         Time and cost estimates are based on currently available information. Developments that could affect estimates include, but are not limited to, the availability and cost of trained personnel; the ability to locate and correct all relevant computer code and systems; and remediation success of the Company's customers and suppliers.

         The preceding "Year 2000 Readiness Disclosure" contains various forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Section 27A Securities Act of 1933. These forward-looking statements represent the Company's beliefs or expectations regarding future events. When used in the "Year 2000 Readiness Disclosure", the words "believes," "expects," "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations as to when it will complete the modification and testing phases of its Year 2000 project plan as well as its Year 2000 contingency plans; its estimated cost of achieving Year 2000 readiness; and the Company's belief that its internal systems will be Year 2000 compliant in a timely manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel and other information technology resources; the ability to identify and remediate all date sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment; and the actions of governmental agencies or other third parties with respect to Year 2000 problems.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

         The Company has grown substantially in a relatively short period of time, principally through acquisitions. The Company has completed 28 acquisitions resulting in the addition of 168 Dental Offices since January 1, 1996. The Company has incurred substantial indebtedness to finance these acquisitions. The Company's has experienced setbacks in managing and integrating certain newly acquired operations, which has adversely affected the Company's operating results. Failure of the Company's management to manage and integrate the Company's existing and newly acquired operations and to improve the operating performance of these operations could continue to have a material adverse effect on the Company's business, financial condition and operating results.

         The Company's growth strategy emphasizes entering selected new markets by acquiring group practices which have a significant market presence or which the Company believes can achieve such a presence in the near term, and seeking to use the acquired practices as a "pedestal" from which to expand. The Company's "pedestal" expansion strategy for new markets entered through acquisition are untested and there can be no assurance that the Company will be able to implement such strategy successfully.

         The Company devotes substantial time and resources to acquisition-related activities. There can be no assurance that suitable acquisition candidates will be identified or that acquisitions will be consummated on terms favorable to the Company, on a timely basis or at all. In the event the closing of a planned acquisition fails to occur or is delayed, the Company's quarterly financial results may be materially lower than analysts' expectations, which likely would cause a decline, perhaps substantial, in the market price of the Company's Common Stock. In addition, increasing consolidation in the dental services industry may result in an increase in purchase prices required to be paid by the Company to acquire dental practices.

         In the event the Company is able to identify and consummate acquisitions, the integration of such acquisitions may be a difficult, costly and time-consuming process. During the period immediately following an acquisition, the Company's expenditures related to the integration of the acquired dental practices may exceed the operating cash flow of such dental practices. Moreover, the Company's operating results in fiscal quarters immediately following an acquisition may be adversely affected while the Company attempts to integrate the acquired practices. As a result, there can be assurance that future acquisitions will not have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH EXPANSION WITHIN EXISTING MARKETS

         The Company seeks to increase revenue and profitability in existing markets by physically expanding its existing Dental Offices to add more general dentists, specialists and hygienists, by establishing Dental Offices on a de novo basis and by improving the efficiency of the Dental Offices. The Company's success will be dependent, in part, upon increasing the revenue from existing Dental Offices and successfully establishing de novo Dental Offices. The Company is subject to risks associated with this growth strategy, including the risk that the Company will be unable to successfully expand existing Dental Offices or establish de novo Dental Offices, or increase efficiency through its management of the existing Dental Offices.

MANAGEMENT OF GROWTH

         The Company has experienced a period of rapid growth with a substantial increase in the number of its Dental Offices, resulting significantly from expansion into 20 new markets since January 1, 1996. The number of Dental Offices owned and managed by the Company increased from 12 at January 1, 1996 to 194 at December 31, 1998. This growth has placed, and will continue to place, strains on the Company's management, operations and systems. The Company's ability to compete effectively will depend upon its ability to hire, train and assimilate additional management and other employees and its ability to expand, improve and effectively utilize its operating, management, marketing and financial systems to accommodate its expanded operations. Any failure by the Company's management to effectively anticipate, implement and manage the changes required to sustain the Company's growth may have a material adverse effect on the Company's business, financial condition and operating results.

POSSIBLE VOLATILITY OF STOCK PRICE; LOSS OF NASDAQ NATIONAL MARKET LISTING

         The trading price of the Company's Common Stock was recently subject to a major decline triggered by the Company's failure to meet the expectations of securities analysts and investors for the year and quarter ended December 31, 1998. The Company cannot provide any assurance that the trading price of the Company's Common Stock will recover or that it will not experience a further decline. Moreover, the trading price of the Company's Common Stock could be subject to additional fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements by the Company or its competitors, governmental regulatory action, conditions in the health care industry generally or in the dental services industry specifically, or other events or factors, many of which are beyond the Company's control. The Company's operating results in future quarters may be below the expectations of securities analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially.

         NASDAQ has advised the Company that the Company will not remain eligible for continued listing on the NASDAQ National Market system ("NMS") unless its common stock demonstrates compliance with NASDAQ's $5 minimum bid price during the period ending May 5, 1999. Should the Company fail to satisfy this requirement, the Company intends to request a hearing as permitted by applicable NASDAQ procedures. In the event that NASDAQ denies continued NMS listing following such a hearing, the Company expects that it would seek listing on The NASDAQ SmallCap Market. The Company may also consider actions to preserve NMS listing, although no assurance can be given that such actions will be effective or that NMS listing will not cease during or after the second quarter.

LIMITED CAPITAL; NEED FOR ADDITIONAL FINANCING

         Implementation of the Company's growth strategy has required and is expected to continue to require significant capital resources. Such resources will be needed to acquire or establish additional Dental Offices and for the effective integration, operation and expansion of the Dental Offices. The Company historically has used a combination of cash, promissory notes, stock and the assumption of certain liabilities (including indebtedness) as consideration in acquisitions of dental practices and intends to continue to do so. The Company cannot be certain that its cash flow generated from operations and borrowings available under the Company's existing credit facility or any successor credit facility will be sufficient to meet its capital requirements over the next few years. The Company anticipates that it will from time to time issue additional equity securities and incur additional debt. Additional debt or non-Common Stock equity financings could be required to the extent that the Company's Common Stock does not have a market value sufficient to permit its use for future financing needs. The Company may not be able to obtain additional required capital on satisfactory terms, if at all. In particular, the Company's existing credit facility contains certain restrictions on the Company's ability to acquire additional dental practices. The failure to raise the funds necessary to finance the expansion of the Company's operations or the Company's other capital requirements could materially and adversely affect the Company's ability to pursue its strategy and its operating results in future periods. If additional funds are raised through the issuance of equity securities, dilution to the Company's existing stockholders may result. If additional funds are raised through the incurrence of debt, such debt instruments will likely contain restrictive financial, maintenance and security covenants.

AVAILABILITY OF DENTISTS

         All dentists practicing at the Dental Offices have entered into employment agreements individually or through their professional corporations or independent contractor agreements through their professional corporations. Such agreements typically contain a non-competition agreement for up to three years following termination of the agreement within a specified geographic area, usually a specified number of miles from the relevant Dental Office. The agreements with dentists who have sold their practices to the Company generally are for a specified initial term of up to five years. Although the Company will endeavor to renew agreements with affiliated dentists or their professional corporations, in the event that many of the Company's affiliated dentists terminate or do not renew their agreements or in the event the non-competition agreements are determined to be unenforceable or more limited in scope than their terms, the Company's business, financial condition and operating results could be materially and adversely affected. The Company has recently experienced setbacks in retaining dentists in its Houston, Texas; Dayton, Ohio; and Arkansas markets, which has adversely affected the Company's financial condition and operating results. In addition, the Company's expansion strategy is dependent on the availability and successful recruitment of dentists. The Company may not be able to successfully recruit new dentists for its existing and newly established Dental Offices, which may have a material adverse effect on the Company's expansion strategy and its business, financial condition and operating results.

RISKS ASSOCIATED WITH COST CONTAINMENT INITIATIVES

         The health care industry, including the dental services market, is experiencing a trend toward cost containment, as third-party and government payors seek to impose lower reimbursement rates upon providers. The Company believes that this trend will continue and will increasingly affect dental services. This may result in a reduction in per-patient and per-procedure revenue from historic levels. Significant reductions in payments to dentists or other changes in reimbursement by third-party payors for dental services may have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATES WITH CAPITATED PAYMENT ARRANGEMENTS

         Part of the Company's growth strategy involves obtaining capitated managed dental care contracts. Capitated managed dental care contracts are between dental benefits organizations, the Company and the dental professional corporations (the "P.C.s") (except in Wisconsin). The Company negotiates and administers these contracts on behalf of the P.C.s pursuant to management agreements with the P.C.s (the "Management Agreements"). Because the Company assumes responsibility under such Management Agreements for all aspects of the operation of the dental practices (other than the practice of dentistry) and thus bears all costs of the P.C.s associated with the provision of dental services at the Dental Offices (other than compensation and benefits of dentists and hygienists), the risk of over-utilization of dental services at the Dental Offices under the capitated managed dental care plans is effectively shifted to the Company. In contrast, under traditional indemnity insurance arrangements, the insurance company pays whatever reasonable charges are billed by the dental group practice for the dental services provided.

         There can be no assurance that the Company will be able to negotiate future capitation arrangements on behalf of itself or the P.C.s, as applicable, on satisfactory terms or at all, or that the fees offered in current capitation arrangements will not be reduced to levels unsatisfactory to the Company. Moreover, to the extent that costs incurred by the Company's affiliated dental practices in providing services to patients covered by capitated managed dental care contracts exceed the revenue under such contracts, the Company's business, financial condition and operating results may be materially and adversely affected.

GEOGRAPHIC CONCENTRATION

         The geographic concentration of the Company's operations in markets such as the Dallas-Fort Worth, Houston, Wisconsin, Arkansas and Utah markets increases the risk to the Company of adverse economic or regulatory developments or action within these markets. In addition, the Company's growth strategy is dependent, in part, upon acquiring larger group practices in selected markets. The Company's strategy of focused expansion within selected markets increases the risk to the Company that adverse economic or regulatory developments in one or more of these markets may have a material adverse effect on the Company's business, financial condition and operating results.

GOVERNMENT REGULATION

         The practice of dentistry is regulated at both the state and federal levels. There can be no assurance that the regulatory environment in which the Company or P.C.s operate will not change significantly in the future. In addition, state and federal laws regulate health maintenance organizations and other managed care organizations for which dentists may be providers. In general, regulation of health care-related companies is increasing. In connection with its operations in existing markets and expansion into new markets, the Company may become subject to additional laws, regulations and interpretations or enforcement actions. The ability of the Company to operate profitably will depend in part upon the ability of the Company and the P.C.s to operate in compliance with applicable health care regulations.

         Although the Company believes its operations as currently conducted are in material compliance with existing applicable laws, there can be no assurance that the Company's contractual arrangements will not be successfully challenged as violating applicable fraud and abuse, self-referral, false claims, fee-splitting, insurance, facility licensure or certificate-of-need laws or that the enforceability of such arrangements will not be limited as a result of such laws. In addition, there can be no assurance that the business structure under which the Company operates, or the advertising strategy the Company employs, will not be deemed to constitute the unlicensed practice of dentistry or the operation of an unlicensed clinic or health care facility. The Company has not sought judicial or regulatory interpretations with respect to the manner in which it conducts its business. There can be no assurance that a review of the business of the

Company and the P.C.s by courts or regulatory authorities will not result in a determination that could materially and adversely affect their operations or that the regulatory environment will not change so as to restrict the Company's existing or future operations. In the event that any legislative measures, regulatory provisions or rulings or judicial decisions restrict or prohibit the Company from carrying on its business or from expanding its operations to certain jurisdictions, structural and organizational modifications of the Company's organization and arrangements may be required, which could have a material adverse effect on the Company, or the Company may be required to cease operations.

RISKS ARISING FROM HEALTH CARE REFORM

         There can be no assurance that the laws and regulations of the states in which the Company operates will not change or be interpreted in the future either to restrict or adversely affect the Company's relationships with dentists or the operation of Dental Offices. Federal and state governments periodically consider various types of health care initiatives and revisions to the health care and health insurance system. Such initiatives and revisions could, if adopted, have a material adverse effect on the Company's business, financial condition and operating results. It is uncertain what legislative programs, if any, will be adopted in the future, or what actions Congress or state legislatures may take regarding health care reform proposals or legislation. In addition, changes in the health care industry, such as the growth of managed care organizations and provider networks, may result in lower payments for the services of the Company's affiliated dental practices.

POSSIBLE EXPOSURE TO PROFESSIONAL LIABILITY

         In recent years, dentists have become subject to an increasing number of lawsuits alleging malpractice and related legal theories. Some of these lawsuits involve large claims and significant defense costs. Any suits involving the Company or dentists at the Dental Offices, if successful, could result in substantial damage awards that may exceed the limits of the Company's insurance coverage.

COMPETITION

         The dental practice management segment of the dental services industry, currently in its formative stage, is highly competitive and is expected to become increasingly more competitive. In this regard, the Company expects that the provision of multi-specialty dental services at convenient locations will become increasingly more common. The Company is aware of several dental practice management companies that are currently operating in its existing markets. There are also a number of companies with dental practice management businesses similar to that of the Company currently operating in other parts of the country which may enter the Company's existing markets in the future. Such competitors may be better capitalized or otherwise enjoy competitive advantages which may make it difficult for the Company to compete against them or to acquire additional Dental Offices on terms acceptable to the Company. As the Company seeks to expand its operations into new markets, it is likely to face competition from dental practice management companies which already have established a strong business presence in such locations.

RELIANCE ON CERTAIN PERSONNEL

         The success of the Company, including its ability to complete and integrate acquisitions, depends on the continued services of a relatively limited number of members of the Company's senior management. Implementation of the Company's business strategy will require the addition of qualified management personnel. To date, the Company has not been successful in attracting enough qualified management personnel to keep pace with its growth. In addition, the loss of the services of one or more members of the Company's senior management or the failure to add qualified management personnel could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH INTANGIBLE ASSETS

         The acquisitions of dental practices may result in significant increases in the Company's intangible assets relating to the Management Agreements and goodwill. The Company expects the amount allocable to intangible assets on its balance sheet to increase in the future in connection with additional acquisitions, which will increase the Company's amortization expense. In the event of any sale or liquidation of the Company or a portion of its assets, there can be no assurance that the value of the Company's intangible assets will be realized. In addition, the Company continually evaluates whether events and circumstances have occurred indicating that any portion of the remaining balance of the amount allocable to the Company's intangible assets may not be recoverable. When factors indicate that the amount allocable to the Company's intangible assets should be evaluated for possible impairment, the Company may be required to reduce the carrying value of such assets. Based on such an assessment, the Company recently was required to write off $3.3 million in impaired goodwill in the quarter ended December 31, 1998. Any future determination requiring the write off of a significant portion of unamortized intangible assets could have a material adverse effect on the Company's business, financial condition and operating results.

DEPENDENCE ON MANAGEMENT AGREEMENTS, THE P.C.S AND AFFILIATED DENTISTS

         Except with respect to its Wisconsin operations, the Company receives fees for services provided to the P.C.s under a Management Agreement. The Company owns all of the operating assets of the Dental Offices but, except in Wisconsin, does not employ or contract with dentists, employ hygienists or control the provision of dental care at the Dental Offices. The Company's revenue is dependent on the revenue generated by the P.C.s at the Dental Offices. Therefore, effective and continued performance of dentists providing services for the P.C.s is essential to the Company's long-term success. Under each Management Agreement, the Company pays substantially all of the operating and nonoperating expenses associated with the provision of dental services except for the salaries and benefits of the dentists and hygienists. Any material loss of revenue by the P.C.s would have a material adverse effect on the Company's business, financial condition and operating results, and any termination of a Management Agreement (which is permitted in the event of a bankruptcy or dissolution or material breach by either the P.C. or the Company, or upon 90 days' notice by the Company) could have such an effect. In the event of a breach of a Management Agreement by a P.C., there can be no assurance that the legal remedies available to the Company will be adequate to compensate the Company for its damages resulting from such breach. The P.C.s are owned by employees of the Company who are licensed to practice dentistry in the relevant state. The Company has entered into a succession agreement with the respective stockholders of the P.C.s whereby upon termination of such stockholder's affiliation with the Company by the Company or such stockholder for any reason, the stockholder is required to sell his or her ownership in the P.C. for a nominal amount and the Company is entitled to designate a successor.

EFFECTIVE CONTROL BY PRINCIPAL STOCKHOLDERS

         As of December 31, 1998, Dr. Warren Melamed, along with members of his family and trusts for the benefit of members of his family, and investors principally including investment funds associated with TA Associates, Inc. beneficially owned in the aggregate approximately 19.2% and 14.2%, respectively, of the Company's outstanding Common Stock. As a result, these stockholders will have the ability to control or exert significant influence over the outcome of fundamental corporate transactions requiring stockholder approval, including mergers and sales of assets and the election of the members of the Company's Board of Directors. Sales of shares by such stockholders could reduce the level of such influence.

                          INDEX TO FINANCIAL STATEMENTS



Report of Independent Public Accountants                                                1

Consolidated Balance Sheets as of December 31, 1998 and 1997                            2

Consolidated Statements of Income for the Years Ended                                   3
         December 31, 1998, 1997, and 1996

Consolidated Statements of Stockholders' Equity for the Years                           4
         Ended December 31, 1998, 1997, and 1996

Consolidated Statements of Cash Flows for the Years Ended                               5
         December 31, 1998, 1997, and 1996

Notes to Consolidated Financial Statements                                              6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE STOCKHOLDERS OF MONARCH DENTAL CORPORATION:

We have audited the accompanying consolidated balance sheets of Monarch Dental Corporation (a Delaware corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Dental Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ending December 31, 1998, in conformity with generally accepted accounting principles.

                               Arthur Andersen LLP

Dallas, Texas,
March 11, 1999

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                                       December 31,
                                                                                            ----------------------------------
                                                                                                 1998                1997
                                                                                            -------------        -------------
                                                      ASSETS
Current assets:
   Cash and cash equivalents                                                                $   3,992,845        $   2,975,142
   Accounts receivable, net of allowances of approximately $8,128,000
        and $2,865,000 in 1998 and 1997, respectively                                          15,328,575            5,855,694
   Prepaid expenses                                                                             1,369,503              255,773
   Federal income tax receivable                                                                1,239,590                 --
                                                                                            -------------        -------------

        Total current assets                                                                   21,930,513            9,086,609
Property and equipment, net of accumulated depreciation of approximately $9,270,000
    and $4,381,000 in 1998 and 1997, respectively                                              18,725,117            8,665,758
Goodwill, net of accumulated amortization of approximately $4,622,000
    and $1,677,000 in 1998 and 1997, respectively                                             126,450,495           46,261,511
Other assets                                                                                    1,899,268              577,794
                                                                                            -------------        -------------
       Total assets                                                                         $ 169,005,393        $  64,591,672
                                                                                            =============        =============
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                         $   6,073,726        $   1,898,118
   Accrued payroll                                                                              7,513,420            1,798,487
   Accrued liabilities                                                                         15,081,530            1,066,454
   Taxes payable                                                                                     --                297,380
   Payable to affiliated dental group practices                                                 3,010,853            2,071,564
   Current maturities of notes payable and capital lease obligations                            4,789,960              617,582
                                                                                            -------------        -------------
        Total current liabilities                                                              36,469,489            7,749,585
Deferred income taxes                                                                           1,319,702            2,264,312
Notes payable                                                                                  70,515,007           10,350,512
Capital lease obligations                                                                         813,073              849,425
Other liabilities                                                                               2,296,740            1,241,666
                                                                                            -------------        -------------
        Total liabilities                                                                     111,414,011           22,455,500
Minority interest in combined subsidiaries                                                        128,261              170,653
Commitments and contingencies
Stockholders' equity:
   Preferred Stock, $.01 par value, 2,000,000 shares authorized; no shares
     issued or outstanding                                                                           --                   --
   Common Stock, $.01 par value, 50,000,000 shares authorized; 11,982,254 and
     10,228,473 shares issued and outstanding in 1998 and 1997, respectively                      119,823              102,285
   Additional paid-in capital                                                                  63,439,123           47,534,874
   Retained earnings (deficit)                                                                 (6,095,825)          (5,671,640)
                                                                                            -------------        -------------
        Total stockholders' equity                                                             57,463,121           41,965,519
                                                                                            -------------        -------------
        Total liabilities and stockholders' equity                                          $ 169,005,393        $  64,591,672
                                                                                            =============        =============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                                  MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                                       CONSOLIDATED STATEMENTS OF INCOME


                                                                        Years Ended December 31,
                                                          ---------------------------------------------------
                                                              1998                1997               1996
                                                          -------------      -------------      -------------

Patient revenue, net                                      $ 129,600,803      $  68,619,379      $  35,980,260
Operating expenses:
   Provider salaries and benefits                            40,283,317         21,178,925         10,526,787
   Clinical and other salaries and benefits                  36,556,073         18,802,599          9,386,566
   Dental supplies                                            6,898,237          4,281,608          2,215,405
   Laboratory fees                                            5,953,830          2,902,088          1,648,017
   Occupancy                                                  7,264,869          3,709,226          1,937,353
   Advertising                                                2,436,481          1,781,017          1,210,100
   Other operating expenses                                  17,854,560          7,944,179          4,839,073
   Depreciation and amortization                              9,862,928          2,938,466          1,430,447
                                                          -------------      -------------      -------------
                                                            127,110,295         63,538,108         33,193,748
                                                          -------------      -------------      -------------
Operating income                                              2,490,508          5,081,271          2,786,512
Interest expense, net                                         2,871,689          1,545,340          1,686,392
Minority interest in combined subsidiaries                       11,524             45,661               --
                                                          -------------      -------------      -------------
Income (loss) before income taxes and
   extraordinary item                                          (392,705)         3,490,270          1,100,120
Income taxes                                                     31,480          1,355,637            425,466
                                                          -------------      -------------      -------------
Income (loss) before extraordinary item                        (424,185)         2,134,633            674,654
Extraordinary loss on early extinguishment of debt,
   net of applicable tax benefit of $166,540                       --             (263,796)              --
                                                          -------------      -------------      -------------
Net income (loss)                                         $    (424,185)     $   1,870,837      $     674,654
                                                          =============      =============      =============
Net income (loss) per common share:
   Income (loss) before extraordinary item                $       (0.04)     $        0.34      $        0.24
   Extraordinary item                                              --                (0.05)              --
                                                          -------------      -------------      -------------
   Net income (loss)                                      $       (0.04)     $        0.29      $        0.24
                                                          =============      =============      =============
Net income (loss) per common share assuming dilution:
   Income (loss) before extraordinary item                $       (0.04)     $        0.26      $        0.13
   Extraordinary item                                              --                (0.04)              --
                                                          -------------      -------------      -------------
   Net income (loss)                                      $       (0.04)     $        0.22      $        0.13
                                                          =============      =============      =============
Weighted average number of common shares
    outstanding - basic                                      10,805,338          6,368,982          2,845,618
                                                          =============      =============      =============
Weighted average number of common and
    common equivalent shares outstanding - diluted           10,805,338          8,346,289          5,077,359
                                                          =============      =============      =============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1997, AND 1998



                                      SERIES A
                                    CONVERTIBLE
                                 JUNIOR PREFERRED
                                      STOCK               COMMON STOCK            COMMON      ADDITIONAL      RETAINED     TOTAL
                            ----------------------- ---------------------------  STOCK TO      PAID-IN       EARNINGS  STOCKHOLDERS'
                                SHARES     AMOUNT       SHARES        AMOUNT     BE ISSUED     CAPITAL       (DEFICIT)    EQUITY
                            ------------  --------- ------------   ------------  ---------  ------------  ------------ -------------
Balance, December 31, 1995          --    $   --     28,040,223   $    280,402  $   --    $       --    $    342,290   $    622,692
     Net income                     --        --           --             --        --            --         674,654        674,654
     Accretion of
         Redeemable
         Common Stock               --        --           --             --        --            --         (47,767)       (47,767)
     Distributions                  --        --           --             --        --            --      (2,007,997)    (2,007,997)
     Repurchase of
         Common Stock               --        --    (26,534,463)      (265,345)     --            --      (6,419,511)    (6,684,856)
     Issuance of Class A
         Common Stock               --        --        353,750          3,538      --          71,457          --           74,995
     Issuance of Series A
         Junior Preferred
            Stock                734,645     7,346         --             --        --       1,285,629          --        1,292,975
     Issuance of
         Common Stock               --        --      1,274,240         12,743    75,000       579,236          --          666,979
                            ------------  -------- ------------   ------------  --------  ------------  ------------   ------------
Balance, December 31, 1996       734,645     7,346    3,133,750         31,338    75,000     1,936,322    (7,458,331)    (5,408,325)
     Net income                     --        --           --             --        --            --       1,870,837      1,870,837
     Accretion of
         Redeemable
         Common Stock               --        --           --             --        --            --         (84,146)       (84,146)
     Issuance of Common
         Stock                      --        --      3,850,990         38,509   (75,000)   42,606,147          --       42,569,656
     Issuance of Series A
         Junior Preferred
         Stock                   969,905     9,699         --             --        --       1,696,293          --        1,705,992
     Conversion of Series A
         Junior Preferred
         Stock                (1,704,550)  (17,045)     852,275          8,523      --           8,522          --             --
     Conversion of
         Redeemable
         Common Stock               --        --      2,400,000         24,000      --       1,289,315          --        1,313,315
     Repurchase of Common
         Stock                      --        --         (8,542)           (85)     --          (1,725)         --           (1,810)
                            ------------  -------- ------------   ------------  --------  ------------  ------------   ------------
Balance, December 31, 1997          --        --     10,228,473        102,285      --      47,534,874    (5,671,640)    41,965,519
     Net loss                       --        --           --             --        --            --        (424,185)      (424,185)
     Issuance of Common
         Stock                      --        --      1,753,781         17,538      --      15,904,249          --       15,921,787
                            ------------  -------- ------------   ------------  --------  ------------  ------------   ------------
Balance, December 31, 1998          --    $   --     11,982,254   $    119,823  $   --    $ 63,439,123  $ (6,095,825)  $ 57,463,121
                            ============  ======== ============   ============  ========  ============  ============   ============



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                          YEARS ENDED DECEMBER 31,
                                                                             --------------------------------------------------
                                                                                1998                1997               1996
                                                                             ------------       ------------       ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income (loss)                                                    $   (424,185)      $  1,870,837       $    674,654
        Adjustments to reconcile net income (loss) to net cash
              provided by operating activities -
              Depreciation and amortization                                     9,862,928          2,938,466          1,430,447
              Extraordinary loss, net                                                --              263,796               --
              Minority interest                                                    11,524             45,661               --
              Changes in assets and liabilities, net of effects from
                     acquisitions -
                     Accounts receivable, net                                  (5,230,288)        (1,273,681)           166,298
                     Prepaid expenses                                            (482,891)           (58,635)           410,096
                     Federal income tax receivable                             (1,239,590)              --                 --
                     Other noncurrent assets                                      179,088           (424,694)           219,902
                     Accounts payable and accrued expenses                      3,613,270           (334,778)        (1,918,083)
                     Other liabilities                                         (1,057,116)           400,410            851,204
                     Deferred income taxes                                     (2,097,701)           650,844            425,666
                                                                             ------------       ------------       ------------
                        Net cash provided by operating activities               3,135,039          4,078,226          2,260,184
                                                                             ------------       ------------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchases of property and equipment, net                               (6,889,830)        (3,330,102)        (1,128,835)
        Cash paid for dental group practices, including
              related costs, net of cash acquired                             (48,601,828)       (16,508,796)       (22,291,515)
                                                                             ------------       ------------       ------------
                        Net cash used in investing activities                 (55,491,658)       (19,838,898)       (23,420,350)
                                                                             ------------       ------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Proceeds from notes payable, net of issuance costs                     55,150,000         15,235,000         21,772,750
        Payments on notes payable and capital
              lease obligations                                                (1,736,018)       (28,133,626)        (2,301,598)
        Distribution to minority interest stockholders                           (189,097)           (30,000)              --
        Distribution to stockholders                                                 --                 --           (2,007,997)
        Repurchase of Common Stock                                                   --               (1,810)        (6,684,856)
        Redemption of Convertible Participating Preferred Stock                      --           (8,000,000)              --
        Issuance of common stock                                                  149,437         38,606,913         10,681,285
                                                                             ------------       ------------       ------------
                        Net cash provided by financing activities              53,374,322         17,676,477         21,459,584
                                                                             ------------       ------------       ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS                                       1,017,703          1,915,805            299,418

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                                  2,975,142          1,059,337            759,919
                                                                             ------------       ------------       ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                     $  3,992,845       $  2,975,142       $  1,059,337
                                                                             ============       ============       ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
        Cash paid during the year for interest                               $  1,217,422       $  1,260,285       $  1,529,508
                                                                             ============       ============       ============
        Cash paid for taxes                                                  $  3,624,600       $    640,000       $       --
                                                                             ============       ============       ============
        Equipment acquired under capital leases                              $    855,038       $    961,225       $    526,351
                                                                             ============       ============       ============
        Debt assumed through acquisitions                                    $ 10,886,539       $  1,275,000       $    908,000
                                                                             ============       ============       ============



                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1998, 1997 AND 1996


1.  DESCRIPTION OF BUSINESS AND CURRENT OPERATING ENVIRONMENT:

         Monarch Dental Corporation ("Monarch"), a Delaware corporation, and subsidiaries (collectively, the "Company"), manages dental group practices in selected markets. At December 31, 1998, the Company managed 194 dental group practices in Texas, Wisconsin, Pennsylvania, Virginia, Ohio, Arkansas, Utah, Colorado, Georgia, New Jersey, Florida, Indiana, Arizona and New Mexico. The Company has grown substantially in a relatively short period of time, principally through acquisitions. The Company completed 9 and 11 acquisitions in 1998 and 1997, respectively, resulting in the addition of 90 and 39 Dental Offices, respectively.

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

         The very rapid growth of the Company has placed (and will continue to place) strains on the Company's management, operations and systems. The Company is currently in the process of implementing management initiatives intended to increase revenue and reduce expenses across its expanded network of Dental Offices, including the closure of unprofitable operations (see Note 2). In addition, the Company anticipates that, as a result of its focus on internal operations, the pace of acquisition will slow materially, although the Company expects that it will continue to review acquisitions in selected markets on an opportunistic basis where, and as, opportunities arise.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    Basis of Presentation / Basis of Consolidation

         The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. All intercompany accounts and transactions have been eliminated in the consolidation.

         In thirteen states, the Company accounts for its management activities with the dental group practices under long-term management agreements (the "Management Agreements"). The Management Agreements represent the Company's right to manage the Dental Offices during the 40-year term of the agreement. The Management Agreements cannot be terminated by the related professional corporation without cause, consisting primarily of bankruptcy or material default. Under the Management Agreements, the Company assumes responsibility for the management of all aspects of the dental group practices' business (including all operating expenses consisting of the expenses incurred by the Company in connection with managing the Dental Offices, including salaries and benefits for personnel other than dentists and hygienists, dental supplies, dental laboratory fees, occupancy costs, equipment leases, management information systems and other expenses related to the dental practice operations) other than the provision of dental services and retains a 100% residual interest in the net income of the dental group practices. The Company receives a management fee equal to the Company's costs plus the lower of (i) 30% of the P.C.'s net revenues or (ii) the P.C.'s net pre-tax income. If net pre-tax income exceeds 30% of the P.C.'s net revenues, the P.C. would retain the amount of pre-tax income over 30% of the P.C.'s net revenues. The Company's net revenue is significantly dependent upon the revenue of the dental group practices. The Company has no material commitments or guarantees to the dental group practices under the Management Agreements. In one state, currently Wisconsin, the Company directly employs the dentists and hygienists.

         Under the Management Agreements, the Company establishes a "controlling financial interest" as defined by EITF 97-2, "Application of FASB No. 94 and APB No. 16 to Physician Practice Management Entities and Certain Other Entities under Contractual Management Arrangement" ("EITF 97-2"). In addition, the Company has nominee shareholder arrangements with certain of the dental group practices as defined by EITF 97-2. For these reasons, the Company consolidates the financial statements of the dental group practices. The Company's 1997 and 1996 consolidated financial statements have been restated to conform with the provisions of EITF 97-2. The restatement affected the display of previously reported revenues and amounts retained by the dental group practices only and did not affect the Company's 1997 and 1996 financial position, results of operations or cash flows.

    Patient Revenue, Net

         Patient revenue, net represents the revenue of the Dental Offices reported at the estimated realizable amounts from third-party payors and patients for services rendered, net of contractual and other adjustments. In certain states, dental services are billed and collected by the Company in the name of the Dental Offices in accordance with the Management Agreements. Melamed is the sole shareholder of Modern Dental Professional, P.C. ("Modern Dental"), the professional corporation in Texas which employs the dentists and other licensed personnel. Patient revenue, net generated by Modern Dental approximated 46%, 58% and 87% of total patient revenue, net in 1998, 1997 and 1996, respectively. No other dental group practices provided more than 10% of patient revenue, net.

         Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. There are no material claims, disputes or other unsettled matters that exist to management's knowledge concerning third-party reimbursements.

         During 1998, 1997 and 1996, the Company estimates that approximately 40%, 38% and 39%, respectively, of patient revenue, net was received under capitated managed dental care plan agreements with payors. The remainder of patient revenue, net for these periods was earned under fee-for-service arrangements. Approximately 20% and 26% of the Company's patient revenue, net during 1997 and 1996, respectively, was derived from contracts with Prudential Dental Maintenance Organization, Inc. and Compcare Health Services Insurance Corporation, respectively. These contracts continue until terminated by either party upon 60 to 90 days' prior written notice, and the material economic terms can be renegotiated periodically, adversely affecting the Company's patient revenue, net. Since the Company is required to provide only basic dental services under these contracts, there are no significant future losses anticipated under these contracts. There were no contracts with payors comprising more than 10% of patient revenues, net during 1998.

    Advertising

         The costs of advertising, promotion and marketing are expensed in the year incurred.

    Cash and Cash Equivalents

         For purposes of the consolidated statements of cash flows, cash and cash equivalents include money market accounts and all highly liquid investments with original maturities of three months or less.

    Accounts Receivable

         Accounts receivable represent receivables from patients and other third-party payors for dental services provided. Such amounts are recorded net of contractual allowances and estimated bad debts. The Dental Offices grant credit without collateral to their patients, most of whom are local residents and are insured under third-party payor agreements. Periodically, the Dental Offices transfer the patient receivables to the Company under the terms of the Management Agreements. Amounts collected on behalf of and payable to the Dental Offices are reflected as payable to affiliated dental group practices in the accompanying consolidated balance sheets. These amounts are unsecured and consist primarily of salary and benefits expense of the dental group practices. Management continually monitors and periodically adjusts its allowances associated with these receivables based on estimated collection and payment rates. Any adjustments to these estimates are made in the period that they become known and quantifiable.

    Property and Equipment

         Property and equipment are stated at cost or fair market value at dates of acquisition, net of accumulated depreciation. Property and equipment are depreciated using the straight-line method over the following useful lives:

                                                                                           YEARS
                                                                                           -----

          Leasehold improvements ..............................                    Remaining life of lease
          Furniture and fixtures ..................................                         5-8
          Dental equipment ........................................                         5-7
          Computer equipment ...................................                             5

         Equipment held under capital lease obligations is amortized on a straight-line basis over the shorter of the lease term or estimated life of the asset.

    Goodwill

         The Company's acquisitions involve the purchase of tangible and intangible assets and the assumption of certain liabilities of the acquired dental group practices. As part of the purchase price allocation, the Company allocates the purchase price to the tangible assets acquired and liabilities assumed, based on estimated fair market values. Costs of acquisition in excess of the net estimated fair value of tangible assets acquired and liabilities assumed are allocated first to identifiable intangibles and the remainder to goodwill. The Company amortizes goodwill over twenty five years using the straight-line method.

         The Company reviews the recorded amount of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If this review indicates that the carrying amount of the asset may not be recoverable, as determined based on the undiscounted cash flows of the operations acquired over the remaining amortization periods, the carrying value of the asset is reduced to fair value. Among the factors that the Company continually evaluates are unfavorable changes in each Dental Office's relative market share and local market competitive environment, current period and forecasted operating results, cash flow levels of the Dental Offices and the impact on the net revenue earned by the Company, and legal factors governing the practice of dentistry. During the fourth quarter of 1998, the Company recorded impairment charges totaling approximately $3.3 million relating to Dental Offices that the Company plans to close in certain markets. The majority of these closures are expected to be completed by March 31, 1999. Such amount is included in depreciation and amortization expense in the accompanying consolidated statements of income.
There were no such charges in 1997 or 1996.

    Accrued Liabilities

         Accrued liabilities include Dental Office closure costs, accrued compensation costs for a former officer (see Note 10), litigation reserves (see
Note 8), accrued interest, and property taxes. During the fourth quarter of 1998, in connection with the Dental Office closings discussed above, the Company recorded charges of approximately $765,000 million related primarily to estimated lease abandonment liabilities and severance costs.

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

    Income Taxes

         At the Reorganization, Monarch terminated its status as an S corporation and is currently subject to federal income taxes. The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109.

    Net Income (Loss) Per Common Share

         The net income (loss) per common share is based on the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share has been calculated using the treasury stock method for stock options and other diluted securities. Such shares totaled 1,977,307 and 2,231,741 in 1997 and 1996, respectively. Because the Company reported a loss in 1998, no additional shares related to stock options have been included since the effect would be antidilutive. If stock options had been included in the computation of diluted earnings per share, the number of shares would have increased by 347,819.

    Other

         Certain reclassifications have been made to the 1997 and 1996 financial statements to conform to the 1998 presentation.

3.       NEW ACCOUNTING PRONOUNCEMENTS:

         In 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires presentation of total nonowner changes in equity for all periods displayed. This statement had no material impact on the Company.

         In 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This standard defines reporting requirements for operating segments and related information about products and services, geographic areas and reliance on major customers. (see Note 13.)

4.       ACQUISITIONS:

         The Company made the following acquisitions in 1996, 1997 and 1998. All of these transactions were accounted for under the purchase method.

    1996 Acquisitions -

         Concurrent with the Reorganization discussed in Note 1, the Company acquired certain assets and assumed certain liabilities of MacGregor Dental Centers, Inc. and Shears Management, Inc. (collectively referred to as "MacGregor") for $15.9 million in cash and 700,000 shares of Common Stock.

         Effective September 1, 1996, the Company acquired all of the outstanding stock of Midwest Dental Care - Sheboygan, SC ("Sheboygan"), and Midwest Dental Care - Mondovi, SC ("Mondovi") in a stock purchase transaction and acquired certain assets and assumed certain liabilities of Advance Dental Management, a related entity to Sheboygan and Mondovi, in an asset purchase transaction. All three entities (collectively referred to as "Midwest") were acquired for $5.3 million in cash and 350,000 shares of Common Stock. Additionally, the seller has the right to receive additional purchase consideration of up to 80,000 stock options upon meeting specified financial performance goals. As of December 31, 1998, none of these stock options have been issued to the seller.

         Effective October 1, 1996, the Company acquired certain assets and assumed certain liabilities of John H. Davis, DDS for $172,000 in cash and 5,000 shares of Common Stock in an asset purchase transaction.

         Effective November 7, 1996, the Company acquired all of the outstanding stock of Convenient Dental Care, Inc. ("Convenient") in Arkansas for a $500,000 promissory note, paid in January 1997, and 30,000 shares of Common Stock in a stock purchase transaction. Additionally, the seller was given the right to receive additional purchase consideration of up to $200,000 contingent upon meeting specified financial performance goals. The full amount of the additional consideration was earned by the seller during 1998.

    1997 Acquisitions -

         Effective January 1, 1997, the Company acquired all of the outstanding stock of Arkansas Dental Health Associates, Inc. in Arkansas, for $1.6 million in cash and 57,500 shares of Common Stock in a stock purchase transaction. Additionally, the seller was given the right to receive additional purchase consideration of up to $500,000 contingent upon meeting specified financial performance goals. As of December 31, 1998, the seller has earned approximately $423,000 of this amount with no future contingent amounts payable.

         Effective April 1, 1997, the Company acquired certain assets and assumed certain liabilities of United Dental Care Tom Harris D.D.S. & Associates in Arkansas for $2.8 million in cash and 68,750 shares of Common Stock in an asset purchase transaction.

         Effective August 1, 1997, the Company acquired all of the outstanding stock of Dental Centers of Indiana, Inc. in Indiana, for $1.8 million in cash and 139,944 shares of Common Stock in a stock purchase transaction. Additionally, the seller was given the right to receive additional purchase consideration contingent upon meeting specified financial performance goals. As of December 31, 1998, this additional consideration was earned by the seller with no future contingent amounts payable.

         Effective November 3, 1997, the Company acquired certain assets and assumed certain liabilities of Press Family Dental in San Antonio, Texas for $6.6 million in cash and 179,736 shares of Common Stock in an asset purchase transaction.

         Effective December 1, 1997, the Company acquired an 80% interest in certain assets and assumed certain liabilities of Dental America in Midland, Texas for $650,000 in cash and 8,785 shares of Common Stock in an asset purchase transaction. Additionally, the seller was given the right to receive additional purchase consideration contingent upon meeting specified financial performance goals. As of December 31, 1998, this additional consideration was earned by the seller with no future contingent amounts payable.

         During 1997, the Company acquired certain assets and assumed certain liabilities of four dental groups in Dallas and Conroe, Texas, Fayetteville, Arkansas and Colorado Springs, Colorado for $3.4 million in cash and 28,774 shares of Common Stock in asset purchase transactions. Additionally, the sellers were given the right to receive additional purchase consideration contingent upon meeting specified financial performance goals. As of December 31, 1998, this additional consideration was earned by the sellers with no future contingent amounts payable.

    1998 Acquisitions -

         Effective March 1, 1998, the Company acquired certain assets and assumed certain liabilities of Dental Care One in Dayton, Ohio for $2.3 million in cash and 34,781 shares of Common Stock in an asset purchase transaction.

         Effective June 1, 1998, the Company acquired 65% of the outstanding stock of Managed Dental Care Centers, Inc. in Dallas, Texas for $2.0 million in cash and 27,686 shares of Common Stock in a stock purchase transaction.

         Effective September 1, 1998, the Company acquired all of the outstanding stock of Valley Forge Dental Associates, Inc. ("Valley Forge") in King of Prussia, Pennsylvania for 1,559,111 shares of Common Stock and the issuance of approximately $42.0 million in debt in a stock purchase transaction. As of December 31, 1998, Valley Forge had contingent purchase obligations in cash, notes and stock totaling approximately $8.3 million in cash and notes and approximately 41,122 shares of stock. These obligations were assumed by the Company.

         Effective September 1, 1998, the Company acquired certain assets and assumed certain liabilities of Talbert Medical Management Corporation, which operated dental offices in Utah and Arizona, for $7.0 million in cash in an asset purchase transaction.

         During 1998, the Company also acquired certain assets and assumed certain liabilities of five dental groups in Indianapolis, Indiana, San Antonio and Abilene, Texas and Manitowoc, Wisconsin for $946,000 in cash and 12,702 shares of Common Stock in asset purchase transactions.

         Obligations related to unknown contingent purchase considerations have not been quantified and, accordingly, have not been reflected in the accompanying consolidated financial statements. Such liability, if any, will be recorded as additional purchase price in the period in which the outcome of the contingencies becomes known.

         All of the acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values at the dates of acquisition. Some of these estimates are preliminary and subject to further adjustment. The estimated fair values of assets acquired and liabilities assumed during 1998 and 1997 are summarized as follows:

                                                                             1998                 1997
                                                                         ------------         ------------

Cash and cash equivalents .......................................             649,000         $    667,600
Accounts receivable, net ........................................           4,380,082            1,150,899
Other assets ....................................................           2,321,401                5,216
Property and equipment, net .....................................           6,780,225            1,519,222
Liabilities assumed .............................................         (33,669,377)          (5,841,261)
Intangible assets ...............................................          82,706,046           24,416,542
Less - Fair value of Common Stock issued ........................         (14,701,698)          (5,186,822)
          Deferred purchase price (payable in cash) .............                --               (100,000)
                                                                         ------------         ------------
Cash purchase price .............................................        $ 48,465,679         $ 16,631,396
                                                                         ============         ============

         The following unaudited pro forma information reflects the effects of the acquisitions and the 1997 initial public offering on the consolidated results of operations of the Company had the 1998 and 1997 acquisitions and the 1997 initial public offering occurred at January 1, 1997. Future results may differ substantially from pro forma results and cannot be considered indicative of future results.

                                                                 YEARS ENDED DECEMBER 31,
                                                               -----------------------------
                                                                   1998            1997
                                                               -------------   -------------
                                                                      (IN THOUSANDS)
                                                                       (UNAUDITED)

Patient revenue, net ..................................        $  181,034        $167,272
                                                               ==========        ========
Net income ............................................        $      319        $  3,814
                                                               ==========        ========

Net income per common share-assuming dilution .........        $     0.03        $   0.32
                                                               ==========        ========

5.       PROPERTY AND EQUIPMENT:

         Property and equipment consists of the following as of December 31:

                                                                  1998                 1997
                                                              ------------         ------------

         Dental equipment ............................        $ 12,710,883         $  6,476,916
         Furniture and fixtures ......................           6,480,359            2,186,944
         Leasehold improvements ......................           6,004,926            3,032,795
         Computer equipment ..........................           2,798,676            1,349,729
                                                              ------------         ------------
                                                              $ 27,994,844         $ 13,046,384
         Less - Accumulated depreciation .............          (9,269,727)          (4,380,626)
                                                              ============         ============
         Property and equipment, net .................        $ 18,725,117         $  8,665,758
                                                              ============         ============

         Depreciation expense was $3,601,043, $1,813,241 and $854,154 for 1998,
1997 and 1996, respectively.

6.       NOTES PAYABLE:

         Notes payable consists of the following as of December 31:

                                                                                                1998                 1997
                                                                                            ------------         ------------

         Borrowings under credit facility, due 2001 ................................        $ 65,400,000         $ 10,250,000
         Other notes payable, due 1999 - 2002, with an interest rate of
            prime plus 0.5%, secured by certain receivables and property ...........             102,417              283,316
         Notes payable assumed through acquisition, with an interest rate ranging between 6.00% and 12.21%, with due dates between June 1999 and October 2003, secured by certain receivables
            and property ...........................................................           8,987,550                 --
                                                                                            ------------         ------------
                                                                                              74,489,967           10,533,316
         Less - Current maturities .................................................          (3,974,960)            (182,804)
                                                                                            ============         ============
         Notes payable, net ........................................................        $ 70,515,007         $ 10,350,512
                                                                                            ============         ============

         The maturities of notes payable at December 31, 1998, are as follows:

                      1999..........................................................                  $  3,974,960
                      2000..........................................................                     3,542,993
                      2001..........................................................                    66,677,839
                      2002..........................................................                       269,932
                      2003..........................................................                        24,243
                                                                                                      ------------
                                                                                                      $ 74,489,967
                                                                                                      ============

         Effective November 1997, the Company entered into a new credit facility (the "Credit Facility") with a bank syndicate. Under the Credit Facility, the Company may borrow up to $75.0 million. As of December 31, 1998, the Company had approximately $65.4 million in borrowings under the Credit Facility and remaining availability of approximately $9.6 million. The amounts outstanding under the Credit Facility bear interest at variable rates which are based upon either the lender's base rate or LIBOR, plus, in either case, a margin which varies according to the ratio of the Company's funded debt to EBITDA, each as defined in the Credit Facility. The Credit Facility prohibits the Company from incurring indebtedness, incurring liens, disposing of assets, making investments or making acquisitions above a predetermined consideration level without bank approval, and requires the Company to maintain certain financial ratios on an ongoing basis. The Credit Facility is secured by pledges of all of the outstanding capital stock of, or other equity interests in, the Company's subsidiaries, and a lien on substantially all of the assets of the Company. As a result of a judgment rendered against the Company in January 1999 (see Note 8), the Company is in violation of the terms of the Credit Facility. The Company has received a waiver from the bank syndicate relating to this matter.

         The Company incurred an extraordinary loss of $264,000, net of tax in 1997 as it extinguished its previous credit facility and wrote off $431,000 in unamortized loan fees, net of a tax benefit of $167,000.

7.       STOCKHOLDERS' EQUITY:

         At December 31, 1998, the Company has authorized 52,000,000 shares of stock, of which (a) 50,000,000 shares, par value $0.01 per share, are designated Common Stock, and (b) 2,000,000 shares, par value $0.01 per share, are undesignated Preferred Stock.

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

    Series A Convertible Junior Preferred Stock

         During 1996, the Company issued 734,645 shares of Series A Convertible Junior Preferred Stock to the holders of the Convertible Participating Preferred Stock. During 1997, an additional 969,905 shares were issued, resulting in a total of 1,704,550 shares outstanding. These shares were converted into Common Stock on a 1-for-2 basis upon the completion of the initial public offering.

    Stock Option Plan

         During 1996, the Company's Board of Directors approved the 1996 Stock Option and Incentive Plan (the "Plan") under which 1,376,250 options to purchase shares of the Company's common stock may be granted to key directors, employees and other health care professionals associated with the Company, as defined by the Plan. Generally, options vest over a 4-year period and are exercisable over a ten-year life. As of December 31, 1998, 1997, and 1996, 1,066,875, 556,750, and 25,000 shares, respectively, were outstanding under the Plan. The following table summarizes the combined activity under the Plan and the options granted outside the Plan at December 31, 1998, 1997 and 1996:

                                                              ----------         ----------        ----------
                                                                 1998               1997              1996
                                                              ----------         ----------        ----------

         Outstanding at beginning of year ............           556,750             25,000              --
         Granted .....................................           530,750            531,750            25,000
         Exercised ...................................              (625)              --                --
         Canceled ....................................           (20,000)              --                --
                                                              ----------         ----------        ----------
         Outstanding at end of year ..................         1,066,875            556,750            25,000
                                                              ==========         ==========        ==========
         Exercisable at end of year ..................           146,685              6,250              --
         Price range .................................        $ 3.00-17.31       $ 3.00 - 13.00    $     3.00

The shares exercisable at December 31, 1998 and 1997 had a weighted average exercise price of $9.29 and $3.00 per share, respectively.

    Stock-Based Compensation

         The Company accounts for its stock-based compensation arrangements under the provisions of APB No. 25, "Accounting for Stock Issued to Employees". In 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" was issued, whereby companies may elect to account for stock-based compensation using a fair value based method or continue measuring compensation expense using the intrinsic value method prescribed in APB No. 25. SFAS No. 123 requires that companies electing to continue to use the intrinsic value method make pro forma disclosure of net income and net income per share as if the fair value based method of accounting had been applied.

         The Company used the Black-Scholes option pricing model to estimate the fair value of operations. The pro forma effects of adopting SFAS No. 123's fair value based method for the period ended December 31, 1997 and 1996 were not materially different from the corresponding APB No. 25 intrinsic value methodology because the weighted average grant-date fair value of operations granted during the period was immaterial. The effects of applying SFAS No. 123 during 1998 is as follows (in thousands, except per share amounts):

                                                    1998
                                                    ----

           Net loss:
               As reported                       $   (424)
               Pro forma                           (1,744)

           Net loss per share (diluted):
               As reported                       $  (0.04)
               Pro forma                            (0.16)

         The fair value of each option grant is estimated using the following weighted-average assumptions for grants; risk-free interest rate of 5.2 percent; expected life of 7.0 years and expected volatility of 63 percent.

8.       COMMITMENTS AND CONTINGENCIES:

    Operating and Capital Lease Obligations

         The Company leases all of its facilities, including the Dental Offices and corporate office, under non-cancelable operating leases, extending through 2015. Rent expense totaled approximately $6.3 million, $3.1 million and $1.6 million for 1998, 1997 and 1996, respectively.

         Future minimum lease commitments under capital and non-cancelable operating leases with remaining terms of one or more years are as follows as of December 31, 1998:

                                                                     OPERATING            CAPITAL
                                                                   ------------         ------------

         1999 .............................................        $  7,447,595         $    968,991
         2000 .............................................           6,532,277              478,164
         2001 .............................................           5,409,034              227,777
         2002 .............................................           3,975,502               80,167
         2003 .............................................           2,784,999               46,428
         Thereafter .......................................           6,948,145              227,099
                                                                   ------------         ------------
            Total minimum lease obligation ................        $ 33,097,552            2,028,626
                                                                   ============
            Less - Amounts representing interest ..........                                 (400,553)
                                                                                        ------------
            Present value of minimum lease obligations ....                                1,628,073
            Less - Current maturities .....................                                 (815,000)
                                                                                        ------------
            Capital lease obligations, net ................                             $    813,073
                                                                                        ============

    Litigation, Claims, and Assessments

         On February 8, 1999, the Company was served with a Notice and Demand for Arbitration on behalf of four limited partnerships who were among the principal stockholders of Valley Forge in the merger which closed on September 10, 1998, all of which are associated with Foster Management Company of Valley Forge, Pennsylvania (collectively, the "Former Principal Stockholders"). In the Notice and Demand for Arbitration, the Former Principal Stockholders assert claims based on alleged misrepresentations and/or non-disclosures by the Company in connection with the Valley Forge transaction and seek damages in an amount not less than $8.0 million. The Company believes that these claims are without merit and intends to defend them vigorously, including seeking an award of its legal fees, costs and expenses. The Company believes that the defense of the claims could involve significant litigation-related expenses but that it will not have a material adverse affect on its financial condition or results of operations; however, there can be no assurance that this will be the case. The Company has accrued approximately $400,000 in legal expenses related to this matter at December 31, 1998.

         On January 8, 1999, a judgment in the amount of $1.1 million was entered for a formerly employed dentist and against Managed Dental Care Centers, Inc., a 65% owned subsidiary of the Company. The judgment awards damages for fraud, tortious interference and breach of employment and purchase agreements, as well as punitive damages. The Company has filed a motion for a new trial and a motion for judgment notwithstanding the verdict. Furthermore, the Company is indemnified against this claim and all legal fees, costs and expenses related thereto by the former shareholders (and current minority partners) of Managed Dental Care Centers, Inc., although the ability to collect under this indemnification may be in question. Accordingly, the Company has accrued the full amount of the judgment in the accompanying consolidated financial statements as of December 31, 1998. The Company intends to contest this matter vigorously.

         In addition to the matters discussed above, the Company is engaged in various legal proceedings incidental to its business activities. Management does not believe the resolution of such matters will have a material adverse effect on the Company's financial position, results of operations or liquidity.

9.       INCOME TAXES:

         The income tax provision (benefit) consisted of the following for the years ended December 31, (in thousands):

                                                      1998            1997          1996
                                                    -------         -------        -------
         Current:
            Federal ........................        $ 2,035         $   754        $   184
            State ..........................            350             184             20
                                                    -------         -------        -------
                                                      2,385             938            204
         Deferred ..........................         (2,353)            418            221
                                                    -------         -------        -------
         Total .............................        $    32         $ 1,356        $   425
                                                    =======         =======        =======

         The Company's effective tax rate of 38.8% in 1997 and 1996 is greater than the federal rate of 34% due to the impact of state income taxes. Due to the 1998 pre-tax loss, the 1998 effective tax rate is significantly impacted by state income taxes.

         Deferred income taxes are recorded for temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes. Temporary differences comprising the deferred tax assets and liabilities in the consolidated balance sheets as of December 31, 1998 and 1997 are as follows (in thousands):

                                                                          1998             1997
                                                                        --------         -------

         Deferred tax asset:
            Accrued compensation ...............................        $   (510)        $  --
            Tax loss carryforward ..............................            --               (32)
            Cash to accrual and other ..........................            (427)           (233)
            Legal accruals .....................................            (632)           --
                                                                        --------         -------
                                                                        $ (1,569)        $  (265)

         Deferred tax liability:
            Deferred tax liabilities of acquired companies .....           2,177           1,677
            Accelerated depreciation ...........................             405             431
            Intangible asset amortization ......................             307             421
                                                                        --------         -------
                                                                           2,889           2,529
                                                                        --------         -------
            Net deferred tax liability .........................        $  1,320         $ 2,264
                                                                        ========         =======

         The deferred income tax provision (benefit) of approximately $(2,353,000), $418,000 and $221,000 in 1998, 1997 and 1996, respectively, consists primarily of non-deductible accruals, the excess of the tax over book amortization of intangible assets and the excess of the tax over book depreciation of fixed assets.

10.      RELATED-PARTY TRANSACTIONS:

         The Company leases several of its facilities from affiliated entities. Total rent expense paid to related parties for 1998, 1997 and 1996, was approximately $1.1 million, $715,000 and $478,000, respectively.

         The Management Agreement activity between the Company and the Dental Offices is reflected as a liability in the consolidated balance sheets. Such amounts are generally payable within a 30-day period following month-end and are unsecured.

         Included in accrued payroll is approximately $1.6 million in compensation expense related to a change in employment status of the Company's former Chief Executive Officer. This amount was recorded in the fourth quarter of 1998 and will be paid in the second quarter of 1999.

11.      BENEFIT PLANS:

    401(k) Plans

         The Company maintains three defined contribution plans that conform to IRS provisions for 401(k) plans. One plan, referred to as the "Monarch 401(k) Plan", covers employees of the Company located in the Dallas -Fort Worth, Houston, San Antonio, Indiana, Arkansas and Wisconsin markets. Under this plan, employees are eligible to participate in the plan provided they have attained the age of 18 and have completed the 90-day initial employment period. The Company makes discretionary matching contributions up to a maximum dollar amount. The second plan covers the employees formerly of Valley Forge and is referred to as the "Valley Forge 401(k) Plan". Under this plan, employees are eligible to participate in the plan provided they have attained the age of 21 and have been employed for at least six months. The third plan, referred to as the "Dental Care One 401(k) Plan", covers employees located in the Dayton, Ohio market. Under this plan, employees are eligible to participate in the plan provided they have attained the age of 21, have completed 1,000 hours of service, and have been employed for at least 12 months. Total contributions by the Company for these plans were approximately $214,000, $118,000 and $76,000 for 1998, 1997, and 1996, respectively.

12.      DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

         SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure about the fair value of financial instruments. Carrying amounts for all financial instruments included in current assets and current liabilities approximate estimated fair values due to the short maturity of those instruments. The fair values of the Company's notes payable and capital lease obligations are based on similar issues or on current rates available to the Company and approximate their carrying values at December 31, 1998 and 1997.

13.      SEGMENT REPORTING:

         Effective January 1, 1999, the Company organized its business in five reportable segments. The Company's reportable segments are strategic business units, and are comprised of the following:

         Region One - Includes Dallas/Fort Worth, Houston, San Antonio and West
                      Texas Dental Offices.

         Region Two - Includes Utah, Colorado, New Mexico, Arizona and Austin,
                      Texas Dental Offices.

         Region Three - Includes Wisconsin, Northern Virginia, Philadelphia,
                        Northern New Jersey, Cleveland and Florida Dental
                        Offices.

         Region Four - Includes Atlanta, Pittsburgh and Southern Virginia
                       Dental Offices.

         Region Five - Includes Indiana, Dayton and Arkansas Dental Offices.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that the Company does not allocate income taxes to any of the regions. They are managed separately because each region operates under different contractual arrangements, providing service to a diverse mix of patients and payors.

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (Dollars in thousands)

                                      Region 1    Region 2 (a)       Region 3    Region 4 (a)     Region 5          Total
                                      --------    ------------       --------    ------------     --------          -----


       Patient revenue, net           $ 59,108       $ 11,970        $ 33,210       $ 5,245        $ 20,068       $ 129,601
       Total operating expenses         48,868         13,390          26,447         4,214          16,914         109,833
                                      --------         ------         ------          -----          ------        -------
       Segment contribution             10,240         (1,420)          6,763         1,031           3,154          19,768
       Contribution margin                  17%           (12%)            20%           20%             16%             15%
       Depreciation and
            amortization expense         5,598            922             849            84           1,458           8,911 (b)
       Interest expense                     64              9              70            14              12             169
       Segment profit (loss)             4,578         (2,351)          5,844           933           1,684          10,688


                      FOR THE YEAR ENDED DECEMBER 31, 1997
                             (Dollars in thousands)

                                      Region 1    Region 2 (a)       Region 3    Region 4 (a)     Region 5          Total
                                      --------    ------------       --------    ------------     --------          -----


       Net patient revenue           $ 40,258        $ 481           $ 16,969      $  --         $ 10,911          $ 68,619
       Total operating expenses        33,473          411             14,844         --            9,253            57,981
                                     --------        -----           --------      -------       --------          --------
       Segment contributions            6,785           70              2,125         --            1,658            10,638
       Contribution margin                 17%          15%                13%        --               15%               16%
       Depreciation and
            amortization expense        1,874           25                560         --              467             2,926
       Interest expense                    70            1                 46         --               27               144
       Segment profit                   4,841           44              1,519         --            1,164             7,568


       Reconciliation of Profits (in thousands)              1998                    1997
                                                             -----                   ----

       Segment profit                                       10,688                   7,568
       Unallocated amounts:
       Corporate operating expenses                          7,393                   2,619
       Corporate depreciation and amortization                 973                      12
       Corporate interest expense                            2,703                   1,401
       Minority interest                                        12                      46
                                                              --                      --
       Income (loss) before income taxes                    $ (393)                 $ 3,490
                                                            =======                 =======

(a) Region 2 and Region 4 were created primarily from the Talbert Medical Management Corporation and Valley Forge acquisition discussed in Note 4. Accordingly, operating results from 1998 and 1997 are not comparable.

(b) Includes impairment charges of approximately $3.3 million related to Dental Office closures.

14.      SUBSEQUENT EVENTS:

         Effective January 1, 1999, the Company acquired certain assets and assumed certain liabilities of the Williams Dental Group in Dallas, Texas for $2.5 million in cash and 314,000 shares of Common Stock in an asset purchase transaction accounted for as a purchase. The Company also acquired certain assets and assumed certain liabilities of three additional entities during the first quarter of 1999. The Company paid cash of $950,000, issued debt of $150,000 and issued 240,000 shares of Common Stock in conjunction with these acquisitions.