Form 10-K405, Exhibit 13
period 1999-12-31
MONARCH DENTAL CORP
filed 2000-03-30
CIK 1009900

                                                                    EXHIBIT 13.1


ITEM 6.  SELECTED FINANCIAL DATA

         The selected consolidated statement of income data for the years ended December 31, 1999, 1998, 1997, 1996 and 1995, and the selected consolidated balance sheet data at December 31, 1999, 1998, 1997, 1996 and 1995, have been derived from the Consolidated Financial Statements of Monarch Dental Corporation (the "Company") that have been audited by Arthur Andersen LLP, independent public accountants. The following selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company.

                                                                                  YEARS ENDED DECEMBER 31,

(IN THOUSANDS, EXCEPT PER SHARE DATA)                               1999        1998        1997         1996        1995
                                                                 ---------   ---------    ---------    ---------   ---------
CONSOLIDATED STATEMENT OF INCOME DATA:
    Patient revenue, net                                         $ 204,070   $ 129,601    $  68,619    $  35,980   $  13,223
    Operating expenses:
      Provider salaries and benefits                                67,089      40,283       21,179       10,527       3,978
      Clinical and other salaries and benefits                      53,195      36,556       18,803        9,386       3,214
      Dental supplies                                               10,386       6,898        4,282        2,216         833
      Laboratory fees                                                9,888       5,954        2,902        1,648         633
      Occupancy                                                     10,066       7,265        3,709        1,937         471
      Advertising                                                    3,073       2,436        1,781        1,210         710
      Other operating expenses                                      22,031      17,855        7,944        4,839       1,422
      Depreciation and amortization                                 10,549       9,863        2,938        1,430         293
                                                                 ---------   ---------    ---------    ---------   ---------
                                                                   186,277     127,110       63,538       33,193      11,554
                                                                 ---------   ---------    ---------    ---------   ---------
    Operating income                                                17,793       2,491        5,081        2,787       1,669
    Interest expense, net                                            7,687       2,872        1,545        1,687          87
    Minority interest in combined subsidiaries                         225          12           46         --          --
                                                                 ---------   ---------    ---------    ---------   ---------
    Income (loss) before income taxes and extraordinary item         9,881        (393)       3,490        1,100       1,582
    Income taxes(1)                                                  3,300          31        1,355          425        --
                                                                 ---------   ---------    ---------    ---------   ---------
    Income (loss) before extraordinary item                          6,581        (424)       2,135          675       1,582

    Extraordinary loss on early extinguishment of debt,
      net of applicable tax benefit of $167                           --          --           (264)        --          --
                                                                 ---------   ---------    ---------    ---------   ---------

    Net income (loss)                                            $   6,581   $    (424)   $   1,871    $     675   $   1,582
                                                                 =========   =========    =========    =========   =========
    Pro forma net income(1)                                           --          --           --           --     $     970
    Net income (loss) per common share(2):
      Income (loss) before extraordinary item                    $    0.53    $   (0.04)   $    0.34   $    0.24
      Extraordinary item                                              --          --           (0.05)       --
                                                                 ---------    ---------    ---------   ---------
      Net income (loss)                                          $    0.53    $   (0.04)   $    0.29   $    0.24
    Net income (loss) per common share - assuming dilution(2):
      Income (loss) before extraordinary item                    $    0.53    $   (0.04)   $    0.26   $    0.13
      Extraordinary item                                              --          --           (0.04)       --
                                                                 ---------    ---------    ---------   ---------
      Net income (loss)                                          $    0.53    $   (0.04)   $    0.22   $    0.13

    Weighted average common shares outstanding - basic              12,507       10,805        6,369       2,846
    Weighted average common and common
      equivalent shares outstanding - diluted                       12,514       10,805        8,346       5,077

-----------

(1) The Company was an S corporation prior to February 6, 1996, and accordingly its consolidated statements of income for periods prior to such date did not include income tax expense. Pro forma net income includes an adjustment to reflect estimated income tax effects on net income for the year ended December 31, 1995, at an assumed effective tax rate of 38.7%.

(2) Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements. Due to the effect of the reorganization that occurred on February 6, 1996 on the Company's capital structure, per share data for the periods ended prior to January 1, 1996 are not comparable to subsequent periods and, therefore, have not been presented.

                                                                   DECEMBER 31,

(IN THOUSANDS)                               1999        1998         1997        1996        1995
                                          ---------   ---------    ---------    ---------   ---------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents               $   3,921    $   3,993    $   2,975   $   1,059    $     760
  Working capital (deficit)                  (8,822)     (13,902)       1,337      (3,995)         349

  Total assets                              178,944      167,418       64,592      32,906        3,182
  Long-term debt, less current
   maturities                                 77,183       71,328       11,200      18,769        1,077
  Redeemable equity securities                 --           --           --         9,711         --
  Total stockholders' equity (deficit)       66,594       57,463       41,966      (5,408)         623

         ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934, including statements under "Liquidity and Capital Resources" regarding the availability of cash from operations to fund core operations, interest expense, nonrecurring and contingency payments and obligations under the Company's short-term note, statements regarding extensions of the short-term note and availability of additional credit, statements regarding the sufficiency of cash in the third and fourth quarters of 2000, statements regarding the possible issuance of debt or equity securities, statements concerning a possible sale of the Company and related activities, statements regarding alternative financing strategies, and statements regarding availability of additional sources of liquidity and of any failure to raise necessary funding. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among others, risks associated with availability and consummation of financing or strategic transactions, risks associated with liquidity and cash flow, risks associated with implementation of strategic initiatives, risks associated with integration of acquired companies, risks associated with the change of status or departure of key management personnel, risks associated with the constantly changing health care environment, the pace of development and acquisition activity, the reimbursement rates for dental services, and other risks detailed in the Company's Securities and Exchange Commission filings. These and other risk factors are listed below under the caption "Certain Factors That May Affect Future Results."

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

         The Company has grown rapidly in recent years. Patient revenue, net increased from $68.6 million in 1997 to $129.6 million in 1998, an increase of 88.9%, and increased to $204.1 million in 1999, representing an increase of 57.5% over 1998. Since 1997 the Company increased the number of markets in which it operates from eight to 20 through acquisitions and increased the number of Dental Offices it manages from 99 to 190 through acquisitions and the opening of new offices, as shown in the table below.

                                   1999      1998(1)   1997     1996     1995
                                   ----      ----      ----     ----     ----
Offices at beginning of period      192        99        53       12       10
De novo offices                      --         7         7        2        2
Acquired offices                      7        88        39       39       --
Closed offices                       (9)       (2)       --       --       --
                                   ----      ----      ----     ----     ----
Offices at end of period            190       192        99       53       12
                                   ====      ====      ====     ====     ====

(1) Includes two less acquired offices due to two office closings prior to the Valley Forge Dental Associates, Inc. acquisition.

         The rapid growth of the Company has and will continue to place strains on the Company's management, operations and systems. It has also resulted in substantially increased operating expenses, including expense levels associated with the operation of the Dental Offices (mainly salaries, benefits and other expenses) as well as increased depreciation and amortization and interest expense. The Company demonstrated improved profitability in

1999 as a result of internal growth, improved operations from underperforming markets, cost control initiatives, the successful integration of acquired practices and the closure of nine unprofitable Dental Offices. However, there can be no assurance that the Company will be able to continue this improved profitability through these management initiatives. There also can be no assurance that difficulties associated with the Company's rapid growth will not adversely affect its operations.

         The Company's 1999 results of operations were materially affected by two items recorded in the second quarter and two items recorded in the fourth quarter, which in the aggregate increased net income $2.3 million, or approximately $0.18 per share. In the second quarter, a $1.0 million charge was recorded related to the settlement of a dispute with the former shareholders of an acquired company. This amount was offset by a $1.0 million reduction in liabilities related to a favorable outcome of a dispute with a former owner of an acquired dental practice. In the fourth quarter, a $2.9 million credit, net of related legal expenses, was recorded in conjunction with a settlement of a dispute with the sellers of an affiliated dental practice. This credit was offset by an income tax adjustment of $588,000 relating to goodwill amortization that is not deductible for tax purposes.

         The Company's 1998 results of operations were also materially affected by unusual charges recorded in the fourth quarter of $7.7 million in the aggregate on a pre-tax basis ($4.9 million after tax). These charges include $1.6 million associated with the change of status of Dr. Warren F. Melamed, the Company's founder, who is no longer an employee but remains as a non-employee Chairman of the Board, $3.3 million relating to goodwill impairments associated with the closure of certain Dental Offices in Houston and Austin, Texas and Arkansas, $1.8 million in litigation expenses related to the settlement of a dispute with the former shareholders of an acquired company and the settlement of a dispute with a former owner of an acquired dental practice and $1.0 million associated with non-impairment expenses incurred in conjunction with the closing of the aforementioned Dental Offices.

         Acquisitions. Beginning with the acquisition of MacGregor Dental Centers in February 1996, the Company has conducted an active program to identify dental group practices outside of the Dallas-Fort Worth market as potential acquisition candidates with a view to expanding the Company's operations into new markets. Since December 31, 1995, the Company has completed the following acquisitions:

                                               NUMBER OF       NUMBER OF         DATE         EFFECTIVE DATE
DENTAL GROUP PRACTICE / MARKET               DENTAL OFFICES   DENTISTS (1)      FOUNDED       OF ACQUISITION
------------------------------               --------------   ------------     ---------      --------------
1996 in-markets                                    1               1             1981         October 1996
1997 in-markets                                    4               4            Various       Various
1998 in-markets                                    7               7            Various       Various
1999 in-markets                                    7               9            Various       Various
MacGregor Dental Centers, Houston                 15              42             1962         February 1996
Midwest Dental Care, Wisconsin                    22              36             1975         September 1996
Convenient Dental Care, Arkansas                   1               6             1982         November 1996
Arkansas Dental Health, Arkansas                   3               7             1984         January 1997
United Dental Care, Arkansas                       9              15             1990         April 1997
Dental Centers of Indiana, Indiana                11              14             1980         August 1997
J.B. Hays, Arkansas                                1               6             1994         October 1997
Three Peaks Dental Management, Colorado            6              10             1990         November 1997
Press Family Dental, San Antonio                   3              14             1971         November 1997
Dental America, Midland - Odessa                   2               4             1994         December 1997
Dental Care One, Ohio                              8              14             1979         March 1998
Managed Dental Care Centers, Austin & New
  Mexico                                           9              10             1995         June 1998
Valley Forge Dental Associates, Various           55             130             1995         September 1998
Talbert Dental, Arizona and Utah                  10              32             1973         September 1998

-----------------

(1) Includes full-time general dentists and specialists employed by or under contract with the Company (in the case of Midwest) or the applicable professional corporation (in the case of each dental group practice other than Midwest).

For information concerning the purchase prices for these acquisitions, each of which was accounted for as a purchase, reference is made to Note 3 of the Company's Consolidated Financial Statements included herein.

         The Company has financed its rapid expansion through acquisitions with a combination of debt and equity issuances. As a result of its acquisitions, the amount of intangible assets on the Company's consolidated balance sheets has increased from $123.2 million at December 31, 1998 to $132.5 million at December 31, 1999; this has resulted and will continue to result in an increase in the Company's amortization expense relative to historic levels. In addition, outstanding total indebtedness has increased from $76.1 million at December 31, 1998 to $86.7 million at December 31, 1999; this has resulted and will continue to result in increased interest expense relative to historic levels.

         During 1999, as a result of its focus on internal operations and the uncertain availability of additional capital, the pace of acquisitions was significantly reduced. The Company continues to review acquisitions in selected existing markets on an opportunistic basis when and as opportunities arise and to the extent the Company has available capital. Further expansion through acquisitions is likely to require additional borrowings and unless a substantial increase in the current market price of the Company's common stock permits the raising of additional capital in the equity markets, there can be no assurance that such capital will be available. The Company may decide to refinance all or a portion of existing indebtedness with longer term indebtedness having lower amortization requirements but higher interest payments, which would result in higher levels of interest expense in the future.

         Existing Market Development. The Company commenced operations in 1983 with a group dental practice in Dallas. From its founding in 1983 through December 31, 1999, the Company opened 27 additional Dental Offices on a de novo basis (21 in Dallas-Fort Worth, three in Houston, two in San Antonio and one in Indiana.) The Company completed its first acquisition of a solo practice in an existing market (Dallas-Fort Worth) in October 1996. The Company purchased four solo practices in existing markets (three in Dallas-Fort Worth and one in Houston) in 1997. The Company purchased seven solo practices in existing markets (one in Dallas-Fort Worth, two in Indiana, two in San Antonio, one in Wisconsin and one in Midland-Odessa) in 1998 and in 1999 purchased seven solo practices in existing markets (three in Dallas-Fort Worth, three in Wisconsin and one in Georgia). Patient revenue, net from the Company's Dallas-Fort Worth operations increased $6.3 million, or 34.4%, to $24.6 million in 1997, increased $8.8 million, or 35.5%, to $33.4 million in 1998 and increased $12.3 million, or 36.9%, to $45.7 million in 1999. Operating income for the Company's Dallas-Fort Worth operations increased $542,000, or 18.8%, to $3.4 million in 1997, increased $1.8 million, or 52.2%, to $5.2 million in 1998 and increased $3.3 million, or 63.2%, to $8.5 million in 1999. However, there can be no assurance that the Company's revenue and operating income in this market will continue to grow at these historical rates or that the Company's operations in other markets will grow at rates comparable to those experienced in Dallas-Fort Worth.

         The average investment by the Company in the sixteen de novo Dental Offices opened since January 1, 1996 was approximately $280,000, which includes the cost of equipment, leasehold improvements and working capital associated with the initial operations. Eleven de novo Dental Offices opened since January 1, 1996 began contributing operating income to the Company within three months of opening. The remaining five de novo Dental Offices opened since January 1, 1996 began contributing operating income to the Company within four, five, five, seven and fifteen months, respectively, of opening. Future de novo Dental Offices, however, may require a greater investment by the Company and may not begin contributing operating income to the Company within that period of time. The Company expenses operating costs (other than costs related to fixed assets and inventory costs) in connection with the establishment of a de novo Dental Office as these costs are incurred.

COMPONENTS OF REVENUE AND EXPENSES

         Under the Management Agreements, the Company establishes a "controlling financial interest" as defined by EITF 97-2, "Application of FASB No. 94 and APB No. 16 to Physician Practice Management Entities and Certain Other Entities under Contractual Management Arrangement" ("EITF 97-2") in its affiliated dental group practices. In addition, the Company has nominee shareholder arrangements with certain of the dental group practices as defined by EITF 97-2. For these reasons, the Company consolidates the financial statements of the dental group practices. The Company's 1997 and prior year consolidated financial statements have been restated to conform with the provisions of EITF 97-2. The restatement affected the display of previously reported revenues, and amounts retained by the dental group practices and general and administrative expenses only and did not affect the Company's 1997 and prior year financial position, results of operations or cash flows.

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

         The Company seeks to increase fee-for-service business at the Dental Offices by increasing the size of existing offices, opening new offices and advertising. The Company seeks to supplement this fee-for-service business with Revenue from contracts with capitated managed dental care plans. Fee-for-service Revenue accounted for 58.3%, 59.8%, and 62.0% of the Company's total Revenue for 1999, 1998 and 1997, respectively. Managed dental care Revenue increased as a percentage of Revenue to 41.7% in 1999 from 40.2% in 1998 and 38.0% in 1997 due to the acquisitions of dental practices with higher managed care Revenue relative to total Revenue. As the Company has increased capacity by expanding within its existing markets and into new markets, managed dental care Revenue has contributed to overall higher utilization of the Company's facilities. Thus, although the Company's fee-for-service business generally is more profitable than its capitated managed dental care business on a per-patient and per-procedure basis, capitated managed dental care business serves to increase facility utilization and dentist productivity.

         The relative percentage of the Company's Revenue derived from fee-for-service business and capitated managed dental care contracts varies from market to market depending on the availability of capitated managed dental care contracts in any particular market and the Company's ability to negotiate favorable terms in such contracts. In addition, the profitability of managed dental care Revenue varies from market to market depending on the level of capitation payments and co-payments in proportion to the level of benefits required to be provided. Variations in the relative penetration and popularity of capitated managed dental care from market to market make it difficult to determine whether the Company's experience in new markets will be consistent with its experience in existing markets. The Company expects that the level of profitability of its operations in new markets entered through acquisition will vary depending in part on these factors and may not replicate or be comparable to the Company's results in existing markets.

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

                                                     YEAR ENDED DECEMBER 31,
                                                -------------------------------
                                                  1999        1998         1997
                                                ------      ------       ------
Patient revenue, net                             100.0%      100.0%       100.0%
Operating expenses:
   Provider salaries and benefits                 32.9        31.1         30.9
   Clinical and other salaries and benefits       26.1        28.2         27.4
   Dental supplies                                 5.1         5.3          6.2
   Laboratory fees                                 4.8         4.6          4.2
   Occupancy                                       4.9         5.6          5.4
   Advertising                                     1.5         1.9          2.6
   Other operating expenses                       10.8        13.8         11.6
   Depreciation and amortization                   5.2         7.6          4.3
                                                ------      ------       ------
                                                  91.3        98.1         92.6
                                                ------      ------       ------
Operating income                                   8.7         1.9          7.4
Interest expense, net                              3.8         2.2          2.2
Minority interest                                  0.1          --          0.1
                                                ------      ------       ------
Income (loss) before income taxes and
   extraordinary item                              4.8        (0.3)         5.1
Income taxes                                       1.6          --          2.0
                                                ------      ------       ------
Income (loss) before extraordinary item            3.2        (0.3)         3.1
Extraordinary loss, net of applicable
  tax benefit                                       --          --          0.4
                                                ------      ------       ------
Net income (loss)                                  3.2%       (0.3)%        2.7%
                                                ======      ======       ======


YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

         Patient revenue, net. Revenue increased to $204.1 million for 1999 from $129.6 million for 1998, an increase of $74.5 million, or 57.5%. This increase resulted primarily from the acquisitions of Valley Forge Dental Associates, Inc. ("Valley Forge") and Talbert Medical Management Corporation ("Talbert") in September 1998 which provided eight additional months of Revenue (approximately $55.0 million) in 1999. Dental Offices in the ten remaining markets, namely Dallas-Fort Worth, Houston, Wisconsin, Arkansas, Indiana, Colorado, San Antonio, Midland-Odessa, Dayton and New Mexico (the "existing markets") contributed $19.5 million of the increase in Revenue in 1999 resulting primarily from the expansion or relocation of twenty-two existing Dental Offices and the acquisition of seven dental practices offset by nine Dental Office closures.

         Fee-for-service Revenue (i.e., Revenue derived from indemnity dental plans, preferred provider plans and direct payments by patients not covered by any third-party payor) increased to $119.0 million for 1999 from $77.5 million for 1998, an increase of $41.5 million, or 53.6%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of fee-for-service Revenue (approximately $29.6 million) in 1999. In existing markets, fee-for-service Revenue increased to $76.6 million for 1999 from $64.7 million for 1998, representing an increase of $11.9 million, or 18.5%. Existing market growth resulted primarily from the expansion or relocation of twenty-two existing Dental Offices and the acquisition of seven dental practices offset by nine Dental Office closures. Managed dental care Revenue (i.e., Revenue from capitated managed dental care plans, including capitation payments and patient co-payments) increased to $85.1 million for 1999 from $52.1 million for 1998, an increase of $33.0 million, or 63.2%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of managed dental care Revenue (approximately $25.5 million) in 1999. In existing markets, managed dental care Revenue increased to $47.9 million for 1999 from $40.4 million for 1998, an increase of $7.5 million or 18.5%. The increase in existing markets resulted primarily from the expansion or relocation of twenty-two existing Dental Offices and the acquisition of seven dental practices offset by nine Dental Office closures. As a percent of Revenue, fee-for-service Revenue decreased to 58.3% from 59.8% for 1999 and 1998, respectively.

         Provider salaries and benefits. Provider salaries and benefits expense increased to $67.1 million for 1999 from $40.3 million for 1998, an increase of $26.8 million, or 66.5%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of provider salaries and benefits expense (approximately $19.2 million) in 1999. In existing markets, provider salaries and benefits expense increased $7.6 million due to the expansion or relocation of twenty-two existing Dental Offices, the acquisition of seven dental practices and increased dentist and hygienist compensation as a result of a higher level of production at the Dental Offices offset by nine Dental Office closures. As a percent of Revenue, provider salaries and benefits expense increased to 32.9% from 31.1% for 1999 and 1998, respectively. This increase was due principally to higher compensation levels relative to Revenue at certain acquired companies.

         Clinical and other salaries and benefits. Clinical and other salaries and benefits expense increased to $53.2 million for 1999 from $36.6 million for 1998, an increase of $16.6 million, or 45.5%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of clinical and other salaries and benefits expense (approximately $12.4 million) in 1999. In existing markets, clinical and other salaries and benefits expense increased $4.2 million due to the expansion or relocation of twenty-two existing Dental Offices and the acquisition of seven dental practices offset by a $1.6 million (pretax) unusual charge in the fourth quarter of 1998 representing a change in employment status of Dr. Warren F. Melamed, the Company's founder and former President and Chief Dental Officer ("Dr. Melamed"). As a percent of Revenue, clinical and other salaries and benefits expense decreased to 26.1% from 28.2% for 1999 and 1998, respectively. This decrease was due principally to certain acquired companies having lower clinical and other salaries and benefits expense as a percent of Revenue than the Company's existing operations and to the $1.6 million unusual charge recorded in the fourth quarter of 1998.

         Dental supplies. Dental supplies expense increased to $10.4 million for 1999 from $6.9 million for 1998, an increase of $3.5 million, or 50.6%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of dental supplies expense (approximately $2.7 million) in 1999. In existing markets, dental supplies expense increased $771,000 due to the expansion or relocation of twenty-two existing Dental Offices, the acquisition of seven dental practices and increased production at the Dental Offices partially offset by nine Dental Office closures and the leveraging of supply contracts against expansion in existing markets. As a percent of Revenue, dental supplies expense decreased to 5.1% from 5.3% for 1999 and 1998, respectively. This decrease was due principally to the leveraging of supply contracts with expansion in existing markets and to certain acquired companies having lower dental supplies expense as a percent of Revenue than the Company's existing operations.

         Laboratory fees. Laboratory fee expense increased to $9.9 million for 1999 from $6.0 million for 1998, an increase of $3.9 million, or 66.1%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of laboratory fee expense (approximately $2.8 million) in 1999. In existing markets, laboratory fee expense increased $1.1 million due to the expansion or relocation of twenty-two existing Dental Offices, the acquisition of seven dental practices and increased production at the Dental Offices offset by nine Dental Office closures. As a percent of Revenue, laboratory fee expense increased to 4.8% from 4.6% for 1999 and 1998, respectively. This increase was due principally to certain acquired companies having higher laboratory fee expense as a percent of Revenue than the Company's existing operations.

         Occupancy. Occupancy expense increased to $10.1 million for 1999 from $7.3 million for 1998, an increase of $2.8 million, or 38.6%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of occupancy expense (approximately $2.1 million) in 1999. In existing markets, occupancy expense increased $780,000 resulting from the expansion or relocation of twenty-two existing Dental Offices and the acquisition of seven dental practices offset by a $476,000 (pretax) unusual charge in the fourth quarter of 1998 representing costs associated with unprofitable Dental Office closures. The Company closed a total of nine unprofitable Dental Offices in Houston and Austin, Texas, Arkansas, New Mexico, Pennsylvania and Virginia in 1999. As a percent of Revenue, occupancy expense decreased to 4.9% from 5.6% for 1999 and 1998, respectively. This decrease was due principally to the $476,000 (pretax) unusual charge recorded in the fourth quarter of 1998 and to certain acquired companies having lower occupancy expense as a percent of Revenue than the Company's existing operations.

         Advertising. Advertising expense increased to $3.1 million for 1999 from $2.4 million for 1998, an increase of $637,000, or 26.1%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of advertising expense (approximately $539,000) in 1999. Television and print advertising increased $98,000 in the existing markets in 1999. As a percent of Revenue, advertising expense decreased to 1.5% from 1.9% for 1999 and 1998, respectively. This decrease resulted from lower advertising expense for certain acquired companies as a percent of Revenue than the Company's existing operations and leveraging advertising expense with greater market penetration in existing markets.

         Other operating expenses. Other operating expenses increased to $22.0 million for 1999 from $17.9 million for 1998, an increase of $4.1 million, or 23.4%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of other operating expenses (approximately $3.9 million) in 1999. The increase associated with the acquisitions was net of a $2.9 million credit recorded in the fourth quarter of 1999 representing the settlement of a dispute with the sellers of an affiliated dental practice. In existing markets, other operating expenses increased $253,000 resulting from the expansion or relocation of twenty-two existing Dental Offices, the acquisition of seven dental practices and the expansion of the Company's corporate infrastructure to manage growth offset by nine Dental Office closures and a $2.2 million (pretax) unusual charge recorded in the fourth quarter of 1998 representing costs associated with establishing litigation reserves ($1.8 million) and reserves for expenses associated with certain Dental Office closures ($419,000). Additionally, other operating expenses included two items recorded in the second quarter of 1999, which in the aggregate had no impact on the Company's net income. The two items were a $1.0 million charge related to the settlement of a dispute with the former shareholders of an acquired company offset by a $1.0 million reduction in liabilities related to a favorable outcome of a dispute with a former owner of an acquired dental practice. As a percent of Revenue, other operating expenses decreased to 10.8% from 13.8% for 1999 and 1998, respectively. This decrease was due principally to the $2.9 million credit recorded in the fourth quarter of 1999 and the $2.2 million unusual charge recorded in the fourth quarter of 1998.

         Depreciation and amortization. Depreciation and amortization expense increased to $10.5 million for 1999 from $9.9 million for 1998, an increase of $686,000, or 7.0%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of depreciation and amortization expense (approximately $3.1 million) in 1999. In existing markets, depreciation and amortization expense decreased $2.4 million resulting from the expansion or relocation of twenty-two existing Dental Offices and the acquisition of seven solo practices offset by nine Dental Office closures and a $3.3 million (pretax) unusual charge recorded in the fourth quarter of 1998 for goodwill impairment associated with the closure of certain Dental Offices in Houston and Austin, Texas and Arkansas.

         Operating income. Operating income increased to $17.8 million for 1999 from $2.5 million for 1998, an increase of $15.3 million, or 614.3%. This increase resulted in part from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of operating income (approximately $8.2 million) in 1999. The increase associated with the acquisitions includes a $2.9 million credit recorded in the fourth quarter of 1999 representing the settlement of a dispute with the sellers of an affiliated dental practice. Income from the Company's existing markets increased $8.2 million in 1999, which was offset by increased corporate expenses of $1.1 million due to the development of corporate infrastructure. The increase associated with the existing markets reflects the effect of the $7.7 million (pretax) unusual charges recorded in the fourth quarter of 1998, as described above, representing costs associated with a change in employment status of Dr. Melamed, goodwill impairment and the establishment of litigation reserves and reserves for the closure of certain Dental Offices. As a percent of Revenue, operating income increased to 8.7% from 1.9% for 1999 and 1998, respectively. This increase was due principally to the $2.9 million credit recorded in the fourth quarter of 1999 and the $7.7 million (pretax) unusual charges recorded in the fourth quarter of 1998.

         Interest expense, net. Interest expense, net increased to $7.7 million for 1999 from $2.9 million for 1998, an increase of $4.8 million, or 167.7%. This increase is attributable to the higher average outstanding debt balances in 1999 versus 1998. The Company has a Credit Facility (the "Credit Facility") with a bank syndicate. Average debt outstanding under the Credit Facility totaled $78.5 million for 1999 compared to average debt outstanding of $29.5 million for 1998.

         Minority interest. Minority interest expense increased to $224,000 for 1999 from $12,000 for 1998, an increase of $212,000, or 1,775.0%. This increase resulted from higher net income at certain acquired companies which owned between a six-and-one-quarter percent and fifty percent interest in dental group practices located in Indiana, Texas, New Mexico, Georgia, Pennsylvania and New Jersey in 1999 compared to 1998.

         Income taxes. Income tax expense increased to $3.3 million for 1999 from $31,000 for 1998, an increase of $3.3 million, or 10,545.2%. This increase was the result of higher net income before taxes, which increased to $9.9 million for 1999 from a net loss before taxes of $393,000 for 1998, an increase of $10.3 million, or 2,614.2% and the effects of a $588,000 income tax adjustment relating to goodwill amortization that is not deductible for tax purposes.


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

         Fee-for-service Revenue (i.e., Revenue derived from indemnity dental plans, preferred provider plans and direct payments by patients not covered by any third-party payor) increased to $77.5 million for 1998 from $42.5 million for 1997, an increase of $35.0 million, or 82.2%, due to acquisitions in new markets and growth in existing markets. New market growth resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which contributed combined fee-for-service Revenue of $16.9 million for the respective periods following the dates of acquisition. In existing markets, fee-for-service Revenue increased to $60.6 million for 1998 from $42.5 million for 1997, representing an increase of $18.1 million, or 42.6%. Existing market growth resulted from the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of fee-for-service Revenue, respectively, in 1998. Managed dental care Revenue (i.e., Revenue from capitated managed dental care plans, including capitation payments and patient co-payments) increased to $52.1 million for 1998 from $26.1 million for 1997, an increase of $26.0 million, or 99.7%. This increase resulted in part from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which contributed combined managed dental care Revenue of $13.5 million for the respective periods following the dates of acquisition. In existing markets, managed dental care Revenue increased to $38.6 million for 1998 from $26.1 million for 1997, an increase of $12.5 million or 47.7%. The increase in existing markets resulted from the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of managed dental care Revenue, respectively, in 1998. As a percent of Revenue, fee-for-service Revenue decreased to 59.8% from 62.0% for 1998 and 1997, respectively.

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

         Clinical and other salaries and benefits. Clinical and other salaries and benefits expense increased to $36.6 million for 1998 from $18.8 million for 1997, an increase of $17.8 million, or 94.4%. The increase resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added combined clinical and other salaries and benefits expense of $8.2 million for the respective periods following the dates of acquisition. In existing markets, clinical and other salaries and benefits expense increased $9.6 million due to the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of clinical and other salaries and benefits expense, respectively, in 1998. Additionally, the Company recorded a $1.6 million (pretax) unusual charge in the fourth quarter of 1998 representing a change in employment status of Dr. Melamed, the Company's founder, former President and Chief Dental Officer. As a percent of Revenue, clinical and other salaries and benefits expense increased to 28.2% from 27.4% for 1998 and 1997, respectively. This increase was due principally to the $1.6 million (pretax) unusual charge recorded in the fourth quarter of 1998.

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

         Occupancy. Occupancy expense increased to $7.3 million for 1998 from $3.7 million for 1997, an increase of $3.6 million, or 95.9%. This increase resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added a combined $1.5 million to occupancy expense for the respective periods following the dates of acquisition. In existing markets, occupancy expense increased $2.1 million resulting from the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of occupancy expense, respectively, for 1998. Additionally, the Company recorded a $476,000 (pretax) unusual charge in the fourth quarter of 1998 representing costs associated with Dental Office closures in Houston and Austin, Texas and Arkansas. The majority of these closures occurred in the first quarter of 1999. As a percent of Revenue, occupancy expense increased slightly to 5.6% from 5.4% for 1998 and 1997, respectively. This increase was due principally to the $476,000 (pretax) unusual charge recorded in the fourth quarter of 1998.

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

         Other operating expenses. Other operating expenses consist of general and administrative expenses and bad debt expense (which was reported as a component of amounts retained by dental group practices for periods prior to
1997). Other operating expenses increased to $17.9 million for 1998 from $7.9 million for 1997, an increase of $10.0 million, or 124.8%. This increase resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added combined other operating expenses of $3.7 million for the respective periods following the dates of acquisition. Other operating expenses for existing markets increased $6.3 million resulting from the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices, the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of other operating expenses, respectively, for 1998 and the expansion of the Company's corporate infrastructure to manage growth. Additionally, other operating expenses reflect a $2.2 million (pretax) unusual charge recorded in the fourth quarter of 1998 representing costs associated with establishing litigation reserves ($1.8 million) and reserves for expenses associated with certain Dental Office closures ($419,000). As a percent of Revenue, other operating expenses increased to 13.8% from 11.6% for 1998 and 1997, respectively. This increase was due principally to the $2.2 million (pretax) unusual charge recorded in the fourth quarter of 1998.

         Depreciation and amortization. Depreciation and amortization expense increased to $9.9 million for 1998 from $2.9 million for 1997, an increase of $7.0 million, or 235.7%. This increase resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added combined depreciation and amortization expense of $1.7 million for the respective periods following the dates of acquisition. Depreciation and amortization expense for existing markets increased $5.3 million resulting from the opening of seven de novo Dental Offices, the physical expansion of ten existing Dental Offices, the acquisition of seven solo practices and the acquisitions of United, DCI, Three Peaks, Press and Dental America in April 1997, August 1997, November 1997, November 1997 and December 1997, respectively, which provided three, seven, ten, ten and eleven additional months of depreciation and amortization expense, respectively, for 1998. Additionally, the Company recorded a $3.3 million (pretax) unusual charge in the fourth quarter of 1998 for goodwill impairment associated with the closure of certain Dental Offices in Houston and Austin, Texas and Arkansas. As a percent of Revenue, depreciation and amortization expense increased to 7.6% from 4.3% for 1998 and 1997, respectively. This increase was due principally to the $3.3 million (pretax) unusual charge recorded in the fourth quarter of 1998 and to the acquired companies having higher depreciation and amortization expense as a percent of Revenue than the Company's existing operations.

         Operating income. Operating income decreased to $2.5 million for 1998 from $5.1 million for 1997, a decrease of $2.6 million, or 51.0%. This decrease resulted from the acquisitions of Dental Care One, MDCC, Valley Forge and Talbert which added combined operating income of $1.7 million for the respective periods following the dates of acquisition and a $5.5 million increase in operating income in existing markets in 1998 offset by increased corporate expenses of $2.1 million due to the development of corporate infrastructure and the $7.7 million (pretax) of unusual charges recorded in the fourth quarter of 1998, as described above, representing costs associated with a change in employment status of Dr. Melamed, goodwill impairment and the establishment of litigation reserves and reserves for the closure of certain Dental Offices. As a percent of Revenue, operating income decreased to 1.9% from 7.4% for 1998 and 1997, respectively. This decrease was due principally to the $7.7 million (pretax) unusual charges recorded in the fourth quarter of 1998.

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

         Minority interest. Minority interest expense decreased to $12,000 for 1998 from $46,000 for 1997, a decrease of $34,000, or 73.9%. This decrease resulted from lower net income relating to the acquisitions of DCI, which owned a fifty percent ownership in two partnerships operating four Dental Offices in Indiana, Dental America, which owned a twenty percent interest in a group dental practice with two offices located in Midland and Odessa, Texas, and MDCC, which owned a thirty-five percent interest in a group dental practice with two offices in Austin, Texas and five offices in New Mexico for the twelve months ended December 31, 1998 and 1997, respectively.

         Income taxes. Income tax expense decreased to $31,000 for 1998 from $1.4 million for 1997, a decrease of $1.3 million, or 97.7%. This decrease was the result of lower net income before taxes, which decreased to a net loss before taxes of $393,000 for 1998 from $3.5 million for 1997, a decrease of $3.9 million, or 111.3%.

         Extraordinary loss. The Company incurred an extraordinary loss of $264,000, net of tax for 1997 as it extinguished its prior credit facility and wrote off $431,000 in unamortized loan fees, net of a tax benefit of $167,000.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

    The following table sets forth unaudited quarterly consolidated operating results for each of the Company's last eight quarters ended December 31, 1999. This information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly consolidated results are not necessarily indicative of future consolidated results of operations. This information should be read in conjunction with the Consolidated Financial Statements and Notes.

                                                                            QUARTER ENDED
                                              -------------------------------------------------------------------------------------
                                              DEC. 31,   SEPT. 30,  JUNE 30,   MAR. 31,   DEC. 31,    SEPT. 30,  JUNE 30,  MAR. 31,
                                              1999 (1)     1999       1999       1999      1998 (2)      1998       1998     1998
                                              --------   --------   --------   --------   --------    --------   --------  --------
                                                                       (DOLLARS IN THOUSANDS)
Patient revenue, net ........................ $ 51,949   $ 51,196   $ 51,470   $ 49,455   $ 45,378    $ 34,090   $ 25,853  $ 24,280
Operating expenses:
  Provider salaries and benefits ............   16,920     16,792     17,210     16,167     14,910      10,484      7,671     7,218
  Clinical and other salaries and benefits ..   13,451     13,310     13,379     13,055     13,873       9,252      6,965     6,466
  Dental supplies ...........................    2,725      2,432      2,580      2,649      2,372       1,624      1,462     1,440
  Laboratory fees ...........................    2,564      2,794      2,211      2,319      2,155       1,510      1,231     1,058
  Occupancy .................................    2,419      2,577      2,493      2,576      2,856       1,737      1,343     1,329
  Advertising ...............................      641        838        864        730        745         599        578       515
  Other operating expenses ..................    3,501      5,769      6,184      6,579      8,000       3,930      2,900     3,024
  Depreciation and amortization .............    2,562      2,769      2,656      2,562      5,816       1,719      1,241     1,087
                                              --------   --------   --------   --------   --------    --------   --------  --------
                                                44,783     47,281     47,577     46,637     50,727      30,855     23,391    22,137
                                              --------   --------   --------   --------   --------    --------   --------  --------
Operating income (loss) .....................    7,166      3,915      3,893      2,818     (5,349)      3,235      2,462     2,143
Interest expense, net .......................    2,215      1,788      1,905      1,778      1,876         482        231       282
Minority interest in combined subsidiaries ..        6         48        137         34        (37)        (15)        15        50
                                              --------   --------   --------   --------   --------    --------   --------  --------
Income (loss) before income taxes ...........    4,945      2,079      1,851      1,006     (7,188)      2,768      2,216     1,811
Income taxes ................................    1,374        809        725        392     (2,620)      1,080        864       707
                                              --------   --------   --------   --------   --------    --------   --------  --------
Net income (loss) ........................... $  3,571   $  1,270   $  1,126   $    614   $ (4,568)   $  1,688   $  1,352  $  1,104
                                              ========   ========   ========   ========   ========    ========   ========  ========


Net income (loss) per common share            $   0.28   $   0.10   $   0.09   $   0.05   $  (0.38)   $   0.16   $   0.13  $   0.11
                                              ========   ========   ========   ========   ========    ========   ========  ========
Net income (loss) per common share-
  assuming dilution                           $   0.28   $   0.10   $   0.09   $   0.05   $  (0.38)   $   0.16   $   0.13  $   0.11
                                              ========   ========   ========   ========   ========    ========   ========  ========
Weighted average number of common
  shares outstanding - basic                    12,719     13,181     13,003     12,086     11,936      10,708     10,324    10,235
                                              ========   ========   ========   ========   ========    ========   ========  ========
Weighted average number of common and
  common equivalent shares outstanding -
  diluted                                       12,732     13,181     13,003     12,086     11,936      10,797     10,466    10,322
                                              ========   ========   ========   ========   ========    ========   ========  ========

(1) Includes the effect of an approximately $2.9 million credit, net of related legal expenses, relating to the settlement of a dispute with the sellers of an affiliated dental practice offset by a $588,000 income tax adjustment relating to goodwill amortization that is not deductible for tax purposes.

(2) Includes the effect of approximately $7.7 million (pre-tax) in charges relating primarily to costs associated with a change in employment status of Dr. Melamed, litigation reserves, goodwill impairment and Dental Office closure costs.

                                                                            QUARTER ENDED
                                              -------------------------------------------------------------------------------------
                                              DEC. 31,   SEPT. 30,  JUNE 30,   MAR. 31,   DEC. 31,    SEPT. 30,  JUNE 30,  MAR. 31,
                                              1999 (1)     1999       1999       1999      1998 (2)      1998       1998     1998
                                              --------   --------   --------   --------   --------    --------   --------  --------
                                                                        PERCENTAGE OF REVENUE
                                              -------------------------------------------------------------------------------------
Patient revenue, net ........................   100.0%     100.0%     100.0%     100.0%      100.0%     100.0%     100.0%    100.0%
Operating expenses:
  Provider salaries and benefits ............    32.6       32.8       33.4       32.7        32.9       30.8       29.7      29.7
  Clinical and other salaries and benefits ..    25.9       26.0       26.0       26.4        30.7       27.1       26.9      26.6
  Dental supplies ...........................     5.2        4.8        5.0        5.4         5.2        4.8        5.7       5.9
  Laboratory fees ...........................     4.9        5.5        4.3        4.7         4.7        4.4        4.8       4.4
  Occupancy .................................     4.7        5.0        4.8        5.2         6.3        5.1        5.2       5.5
  Advertising ...............................     1.2        1.6        1.7        1.5         1.6        1.8        2.2       2.1
  Other operating expenses ..................     6.8       11.3       12.0       13.2        17.6       11.5       11.2      12.5
  Depreciation and amortization .............     4.9        5.4        5.2        5.2        12.8        5.0        4.8       4.5
                                                -----      -----      -----      -----       -----      -----      -----     -----
                                                 86.2       92.4       92.4       94.3       111.8       90.5       90.5      91.2
                                                -----      -----      -----      -----       -----      -----      -----     -----
Operating income (loss) .....................    13.8        7.6        7.6        5.7       (11.8)       9.5        9.5       8.8
Interest expense, net .......................     4.3        3.4        3.7        3.6         4.1        1.4        0.9       1.1
Minority interest in combined subsidiaries ..     --         0.1        0.3        0.1        (0.1)       --         --        0.2
                                                -----      -----      -----      -----       -----      -----      -----     -----

Income (loss) before income taxes ...........     9.5        4.1        3.6        2.0       (15.8)       8.1        8.6       7.5
Income taxes ................................     2.6        1.6        1.4        0.8        (5.7)       3.1        3.4       3.0
                                                -----      -----      -----      -----       -----      -----      -----     -----
Net income (loss) ...........................     6.9%       2.5%       2.2%       1.2%      (10.1)%      5.0%       5.2%      4.5%
                                                =====      =====      =====      =====       =====      =====      =====     =====


(1) Includes the effect of an approximately $2.9 million credit, net of related legal expenses, relating to the settlement of a dispute with the sellers of an affiliated dental practice offset by a $588,000 income tax adjustment relating to goodwill amortization that is not deductible for tax purposes.

(2) Includes the effect of approximately $7.7 million (pre-tax) in charges relating primarily to costs associated with a change in employment status of Dr. Melamed, litigation reserves, goodwill impairment and Dental Office closure costs.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1999, the Company had an $8.8 million working capital deficit, representing a decrease of $5.1 million from the working capital deficit of $13.9 million at December 31, 1998. This working capital deficit included $32.2 million in current liabilities, consisting of $2.0 million in accounts payable, $15.9 million in accrued liabilities, $4.8 million in amounts payable to dental group practices as consideration for accounts receivable acquired from such group practices and $9.5 million in current maturities of notes payable and capital lease obligations. These current liabilities were offset by current assets of $23.4 million, consisting of $3.9 million in cash and cash equivalents, $17.4 million in accounts receivable, net of allowances, prepaid expenses of $1.6 million and $427,000 in federal income tax receivable. The Company's principal sources of liquidity as of December 31, 1999 consisted of cash and cash equivalents, net accounts receivable and borrowing capacity under the Credit Facility. There can be no assurance that the Company's working capital deficit will not continue in the future, particularly if additional indebtedness requires current amortization of principal.

         For the years ended December 31, 1999 and 1998, cash provided by operations was $5.0 million, net of a non-cash reduction of other liabilities of $3.4 million due to the settlement of a dispute with the sellers of an affiliated dental practice, and $3.4 million, respectively.

         Cash used in investing activities was $13.9 million for the year ended December 31, 1999 and $55.5 million for the year ended December 31, 1998. For the year ended December 31, 1999, $8.8 million was utilized for acquisitions and $5.1 million was invested in the purchase of additional property and equipment. For the year ended December 31, 1998, $48.6 million was utilized for acquisitions and $6.9 million was invested in the purchase of additional property and equipment.

         For the years ended December 31, 1999 and 1998, cash provided by financing activities was $8.8 million and $53.1 million, respectively. In the year ended December 31, 1999, the cash provided was primarily comprised of $16.8 million in net borrowings offset by the repayment of $6.2 million in outstanding debt and $1.6 million in debt issue costs. In the year ended December 31, 1998, the cash provided was primarily comprised of $55.2 million in net borrowings offset by the repayment of $1.7 million in outstanding debt.

         The Company has a Credit Facility with a bank syndicate, which was amended in June 1999. Under the Credit Facility, the Company may borrow up to $85.0 million. At December 31, 1999 the Company had $80.7 million outstanding under the Credit Facility and remaining availability of $4.3 million. The amounts outstanding under the Credit Facility bear interest at variable rates which are based upon either the lender's base rate or LIBOR, plus, in either case, a margin which varies according to the ratio of the Company's funded debt to EBITDA, each as defined in the Credit Facility. The Credit Facility prohibits the Company from incurring indebtedness, incurring liens, disposing of assets, making investments or making acquisitions without bank approval, and requires the Company to maintain certain financial ratios on an ongoing basis. The Credit Facility is secured by pledges of all of the outstanding capital stock of, or other equity interests in, the Company's subsidiaries, and a lien on substantially all of the assets of the Company.

         During 1999, the Company amended its loan agreement associated with the Credit Facility. Changes made in the amendment included, but were not limited to, modifications of certain defined terms and financial ratios, additions of newly defined terms, limitations on capital expenditures, modifications to the definition of Events of Default and the requirement of prior bank approval for consolidations, mergers, acquisitions, and sales of assets. The methodology by which the Company's borrowing rates are determined was also adjusted as part of the amendment. In conjunction with this amendment, the bank syndicate received contingency compensation in the form of warrants of the Company representing 3% of the fully diluted outstanding common shares of the Company at the time of agreement, subject to anti-dilution provisions, for an exercise price of $0.01 per share. The warrants are contingent based upon specific performance of the Company in conjunction with dates set forth in a vesting schedule. The vesting dates for the warrants are March 31, April 30, May 31, and June 30, 2000 upon such dates, an aggregate 3% of the fully diluted outstanding common stock will vest at a rate of 1/2%, 1/2%, 1/2%, and 1 1/2%, respectively. The Company believes that it will not meet the specific performance requirements under this amendment and that all of the warrants will vest by June 30, 2000.

         As of December 31, 1999, the Company is in compliance with the terms of the Credit Facility. There can be no assurance that the Company will maintain the ratios as required by the loan agreement. The failure to maintain these ratios could adversely affect the Company's operations in future periods.

         The Company believes that cash generated from operations will be sufficient to fund its core operations. However, the Company may not have sufficient cash from operations to fund interest expense and certain non-recurring and contingency payments aggregating approximately $3.5 million during the second quarter of 2000. In addition, the Company does not expect to generate sufficient cash from operations to repay its obligations under its short-term note, due June 30, 2000 under the Credit Facility, which the Company expects will approximate $10.0 million at that time. Failure to make the required principal payment would constitute a default under the Credit Facility. The Company is currently discussing with its lenders an extension of this short-term note and the extension of additional credit to cover the potential cash shortfall in the second quarter. However, the Company can provide no assurance that its lenders will extend the maturity of this short-term note or that additional credit will be available to meet the potential cash shortfall in the second quarter. Assuming that the Company can obtain additional financing in the second quarter to meet any cash shortfall, the Company believes that cash from operations will be sufficient in the third and fourth quarters of 2000 to meet its obligations.

         In order to meet its short-term and long-term liquidity needs, the Company may issue additional equity and debt securities, subject to market and other conditions. In addition, the Company is also in the process of contacting potential acquirors in order to determine if a sale of the Company would be more beneficial to the Company's stockholders than raising additional capital to meet its liquidity needs. The Company expects that potential acquirors would commence due diligence procedures in the second quarter 2000. There can be no assurance that any such sale will be available on terms acceptable to the Company. In the event a sale transaction is not consummated, the Company would pursue the issuance of debt securities and has signed an engagement letter with an investment bank to pursue the issuance of these securities. Although there can be no assurance that this financing will be available on terms acceptable to the Company, the Company believes that additional sources of liquidity are available at rates that would increase the Company's interest obligations. The failure to raise the funds necessary to finance its future cash requirements could adversely affect the Company's operations in future periods.

YEAR 2000 ISSUE

         The statements in the following section include "Year 2000 readiness disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act.

         Many existing computer programs and databases use two digits to identify a year in the date field (i.e., 98 would represent 1998). These programs and databases were not originally designed to operate after December 31, 1999. If left uncorrected, these computer programs and databases were apt to fail or create erroneous results after December 31, 1999.

         The Company is not aware of any significant problems that have arisen with respect to the Company or any of its suppliers or customers as a result of year 2000 issues. Prior to the year 2000, the Company completed a comprehensive review of its key management information systems and operational systems, including equipment with embedded microprocessors. As part of this review, the Company completed any required program and database modifications or replacements. The Company also reviewed the readiness of its major customers, which consist of third-party payors such as preferred provider plans, and certain key suppliers.

         The Company has spent approximately $90,000 to date related to its review of year 2000 issues. Based on the lack of any problems related to the year 2000 issue since December 31, 1999, the Company does not expect that it will experience any material year 2000 problems in the future or incur significant additional costs to address year 2000 issues. The Company believes that the total cost of addressing year 2000 issues will not be material to its financial condition, liquidity or results of operations.

         The preceding "Year 2000 Readiness Disclosure" contains various forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and the Section 27A Securities Act of 1933. These forward-looking statements represent the Company's beliefs or expectations regarding future events. When used in the "Year 2000 Readiness Disclosure", the words "believes," "expects," "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations as to its estimated cost of addressing all year 2000 issues and the Company's belief that it will not have significant problems related to the year 2000 in the future. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the projected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel and other information technology resources and the ability to identify and remediate all date sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

         The Company has grown substantially in a relatively short period of time, principally through acquisitions. The Company has completed 30 acquisitions resulting in the addition of 173 Dental Offices since January 1, 1996. The Company has incurred substantial indebtedness to finance these acquisitions. The Company has experienced setbacks in managing and integrating certain acquired operations, which has adversely affected the Company's operating results. Failure of the Company's management to manage and integrate the Company's existing and acquired operations and to improve the operating performance of these operations could continue to have a material adverse effect on the Company's business, financial condition and operating results.

         The Company's long-term growth strategy emphasizes entering selected new markets by acquiring group practices which have a significant market presence or which the Company believes can achieve such a presence in the near term, and seeking to use the acquired practices as a "pedestal" from which to expand. The Company's "pedestal" expansion strategy for new markets entered through acquisition are untested and there can be no assurance that the Company will be able to implement such strategy successfully.

         The Company's management has historically devoted substantial time and resources to acquisition-related activities. There can be no assurance that suitable acquisition candidates will be identified, that acquisitions will be consummated on terms favorable to the Company, on a timely basis or at all, or that the Company will have sufficient capital resources to complete additional acquisitions. In the event the closing of a planned acquisition fails to occur or is delayed, the Company's financial results may be materially lower than analysts' expectations, which likely would cause a decline, perhaps substantial, in the market price of the Company's Common Stock. In addition, increasing consolidation in the dental services industry may result in an increase in purchase prices required to be paid by the Company to acquire dental practices.

         In the event the Company is able to identify and consummate acquisitions, the integration of such acquisitions may be a difficult, costly and time-consuming process. During the period immediately following an acquisition, the Company's expenditures related to the integration of the acquired dental practices may exceed the operating cash flow of such dental practices. Moreover, the Company's operating results in fiscal quarters immediately following an acquisition may be adversely affected while the Company attempts to integrate the acquired practices. As a result, there can be no assurance that future acquisitions will not have a material adverse effect on the Company's business, financial condition and operating results.

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

MANAGEMENT OF GROWTH

         The Company has experienced a period of rapid growth with a substantial increase in the number of its Dental Offices, resulting from expansion into 20 new markets since January 1, 1996. The number of Dental Offices owned and managed by the Company increased from 12 at January 1, 1996 to 190 at December 31, 1999. This growth has placed, and will continue to place, strains on the Company's management, operations and systems. The Company's ability to compete effectively will depend upon its ability to hire, train and assimilate additional management and other employees and its ability to expand, improve and effectively utilize its operating, management, marketing and financial systems to accommodate its expanded operations. Any failure by the Company's management to effectively anticipate, implement and manage the changes required to sustain the Company's growth may have a material adverse effect on the Company's business, financial condition and operating results.

POSSIBLE VOLATILITY OF STOCK PRICE

         The trading price of the Company's Common Stock was subject to a major decline triggered by the Company's failure to meet the expectations of securities analysts and investors for the fourth quarter and year ended December 31, 1998. The Company cannot provide any assurance that the trading price of the Company's Common Stock will recover or that it will not experience a further decline. Moreover, the trading price of the Company's Common Stock could be subject to additional fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements by the Company or its competitors, governmental regulatory action, conditions in the health care industry generally or in the dental services industry specifically, or other events or factors, many of which are beyond the Company's control. The Company's operating results in future quarters may be below the expectations of securities analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially.

         Effective September 14, 1999 the Company transferred its stock listing to the NASDAQ SmallCap Market from the NASDAQ National Market system ("NMS"). This move occurred because the trading price of the Company's Common Stock did not demonstrate compliance with NASDAQ's $5 minimum bid price for trading on the NMS. Listing on the NASDAQ SmallCap Market may result in the Company's stock price experiencing greater volatility than it previously experienced.

LIMITED CAPITAL; NEED FOR ADDITIONAL FINANCING

         Implementation of the Company's growth strategy has required and is expected to continue to require significant capital resources. Such resources will be needed to acquire or establish additional Dental Offices and for the effective integration, operation and expansion of the Dental Offices. The Company historically has used a combination of cash, promissory notes, stock and the assumption of certain liabilities (including indebtedness) as consideration in acquisitions of dental practices and intends to continue to do so. The Company cannot be certain that its cash flow generated from operations and borrowings available under the Company's existing Credit Facility or any successor credit facility will be sufficient to meet its capital requirements over the next few years. The Company anticipates that it will need from time to time to raise additional capital through equity or debt financings. Additional debt or non-Common Stock equity financings could be required to the extent that the Company's Common Stock does not have a market value sufficient to permit its use for future financing needs. The Company may not be able to obtain additional required capital on satisfactory terms, if at all. In particular, the Company's existing Credit Facility prohibits the Company from incurring indebtedness, incurring liens, disposing of assets, making investments or making acquisitions without bank approval, and requires the Company to maintain certain financial ratios on an ongoing basis. The failure to raise the funds necessary to finance the expansion of the Company's operations or meet the Company's other capital requirements could materially and adversely affect the Company's ability to pursue its strategy and its operating results in future periods.

PURSUIT OF STRATEGIC ALTERNATIVES

         The Company recently announced that it has retained the services of Bank of America Securities LLC to explore strategic alternatives in order to expand the Company's growth opportunities and maximize stockholder value. These alternatives include potential strategic transactions, such as the possible sale or merger of the Company. There can be no assurance that any actions taken by the Company will result in the identification of any such transaction. There also can be no assurance that, if any such transaction is commenced, it will be completed or as to the value that any such transaction might have for the Company's stockholders.

AVAILABILITY OF DENTISTS

         All dentists practicing at the Dental Offices have entered into employment agreements individually or through their professional corporations or independent contractor agreements through their professional corporations. Such agreements typically contain a non-competition agreement for up to three years following termination of the agreement within a specified geographic area, usually a specified number of miles from the relevant Dental Office. The agreements with dentists who have sold their practices to the Company generally are for a specified initial term of up to five years. Although the Company will endeavor to renew agreements with affiliated dentists or their professional corporations, in the event that many of the Company's affiliated dentists terminate or do not renew their agreements or in the event the non-competition agreements are determined to be unenforceable or more limited in scope than their terms, the Company's business, financial condition and operating results could be materially and adversely affected. The Company has historically experienced difficulty at times in retaining dentists in some of its markets, which has adversely affected the Company's financial condition and operating results. There can be no assurance that the Company will not experience further difficulty in retaining dentists in the future and that the Company's financial results will not be adversely affected as a result. In addition, the Company's expansion strategy is dependent on the availability and successful recruitment of dentists. The Company may not be able to successfully recruit new dentists for its existing and newly established Dental Offices, which may have a material adverse effect on the Company's expansion strategy and its business, financial condition and operating results.

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

RISKS ASSOCIATED WITH CAPITATED PAYMENT ARRANGEMENTS

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

RELIANCE ON CERTAIN PERSONNEL

         The success of the Company, including its ability to complete and integrate acquisitions, depends on the continued services of a relatively limited number of members of the Company's senior management. Implementation of the Company's business strategy will require the addition of qualified management personnel. To date, the Company has experienced difficulty in attracting enough qualified management personnel to keep pace with its growth. The loss of the services of one or more members of the Company's senior management or the failure to add qualified management personnel could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH INTANGIBLE ASSETS

         The acquisition of dental practices may result in significant increases in the Company's intangible assets relating to goodwill. The Company expects the amount allocable to goodwill on its consolidated balance sheet to increase in the future if additional acquisitions are made, which will increase the Company's amortization expense. In the event of any sale or liquidation of the Company or a portion of its assets, there can be no assurance that the value of the Company's intangible assets will be realized. In addition, the Company continually evaluates whether events and circumstances have occurred indicating that any portion of the remaining balance of the amount allocable to the Company's goodwill may not be recoverable. When factors indicate that the amount allocable to the Company's goodwill should be evaluated for possible impairment, the Company may be required to reduce the carrying value of such assets. Based on such an assessment, the Company was required to write off $3.3 million in impaired goodwill in the quarter ended December 31, 1998. Any future determination requiring the write off of a significant portion of unamortized intangible assets could have a material adverse effect on the Company's business, financial condition and operating results.

DEPENDENCE ON MANAGEMENT AGREEMENTS, THE P.C.s AND AFFILIATED DENTISTS

         Except with respect to its Wisconsin operations, the Company receives fees for services provided to the P.C.s under a Management Agreement. The Company owns all of the operating assets of the Dental Offices, but does not employ or contract with dentists, employ hygienists or control the provision of dental care at the Dental Offices, except in Wisconsin. The Company's revenue is dependent on the revenue generated by the P.C.s at the Dental Offices. Therefore, effective and continued performance of dentists providing services for the P.C.s is essential to the Company's long-term success. Under each Management Agreement, the Company pays substantially all of the operating and nonoperating expenses associated with the provision of dental services except for the salaries and benefits of the dentists and hygienists. Any material loss of revenue by the P.C.s would have a material adverse effect on the Company's business, financial condition and operating results, and any termination of a Management Agreement (which is permitted in the event of a bankruptcy or dissolution or material breach by either the P.C. or the Company, or upon 90 days' notice by the Company) could have such an effect. In the event of a breach of a Management Agreement by a P.C., there can be no assurance that the legal remedies available to the Company will be adequate to compensate the Company for its damages resulting from such breach. The P.C.s are owned by dentists who are licensed to practice dentistry in the relevant state. The Company has entered into a succession agreement with the respective stockholders of the P.C.s whereby upon termination of such stockholder's affiliation with the Company by the Company or such stockholder for any reason, the stockholder is required to sell his or her ownership in the P.C. for a nominal amount and the Company is entitled to designate a successor.

EFFECTIVE CONTROL BY PRINCIPAL STOCKHOLDERS

         As of December 31, 1999, Dr. Warren Melamed, along with members of his family and trusts for the benefit of members of his family, and investors principally including investment funds associated with TA Associates, Inc. beneficially owned in the aggregate approximately 18.3% and 13.3%, respectively, of the Company's outstanding Common Stock. As a result, these stockholders will have the ability to control or exert significant influence over the outcome of fundamental corporate transactions requiring stockholder approval, including mergers and sales of assets and the election of the members of the Company's Board of Directors. Sales of shares by such stockholders could reduce the level of such influence.

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Public Accountants                          1

Consolidated Balance Sheets as of December 31, 1999 and 1998      2

Consolidated Statements of Income for the Years Ended             3
         December 31, 1999, 1998 and 1997

Consolidated Statements of Stockholders' Equity for the Years     4
         Ended December 31, 1999, 1998 and 1997

Consolidated Statements of Cash Flows for the Years Ended         5
         December 31, 1999, 1998 and 1997

Notes to Consolidated Financial Statements                        6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE STOCKHOLDERS OF MONARCH DENTAL CORPORATION:

We have audited the accompanying consolidated balance sheets of Monarch Dental Corporation (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Dental Corporation and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.



                                             ARTHUR ANDERSEN LLP

Dallas, Texas,
February 23, 2000

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                        December 31,
                                                                -------------------------------
                                                                     1999              1998
                                                                -------------     -------------
                                    ASSETS
    Current assets:
       Cash and cash equivalents                                $   3,921,193     $   3,992,845
       Accounts receivable, net of allowances of
         approximately $12,678,000 and $9,419,000 in
         1999 and 1998, respectively                               17,408,886        15,328,575
       Prepaid expenses                                             1,647,897         1,101,649
       Income tax receivable                                          426,970         1,239,590
                                                                -------------     -------------
           Total current assets                                    23,404,946        21,662,659
    Property and equipment, net of accumulated
         depreciation of approximately $14,363,000 and
         $9,270,000 in 1999 and 1998, respectively                 19,071,714        18,725,117
    Goodwill, net of accumulated amortization of
         approximately $9,938,000 and $4,622,000 in
         1999 and 1998, respectively                              132,459,266       123,160,844
    Deferred income taxes                                             340,999         2,082,318
    Other assets                                                    3,666,642         1,786,899
                                                                -------------     -------------
           Total assets                                         $ 178,943,567     $ 167,417,837
                                                                =============     =============
                      LIABILITIES AND STOCKHOLDERS' EQUITY

    Current liabilities:
       Accounts payable                                         $   2,028,804     $   6,073,726
       Accrued payroll                                              4,231,751         5,849,952
       Accrued liabilities                                         10,862,474         9,393,126
       Accrued restructuring charges                                  808,975         4,356,384
       Payable to affiliated dental group practices                 4,755,666         5,101,925
       Current maturities of notes payable and
         capital lease obligations                                  9,539,775         4,789,960
                                                                -------------     -------------
            Total current liabilities                              32,227,445        35,565,073
    Notes payable                                                  76,728,008        70,515,007
    Capital lease obligations                                         455,240           813,073
    Other liabilities                                               2,849,602         2,933,302
                                                                -------------     -------------
            Total liabilities                                     112,260,295       109,826,455
    Minority interest in consolidated subsidiaries                     88,818           128,261
    Commitments and contingencies
    Stockholders' equity:
       Preferred Stock, $.01 par value, 2,000,000 shares
         authorized; no shares issued or outstanding                       --                --
       Common Stock, $.01 par value, 50,000,000 shares
         authorized; 12,724,886 and 11,982,254 shares issued
         and outstanding in 1999 and 1998, respectively               127,249           119,823
       Common Stock to be issued, 55,172 shares in 2000               100,000                --
       Additional paid-in capital                                  65,882,409        63,439,123
       Retained earnings (deficit)                                    484,796        (6,095,825)
                                                                -------------     -------------
            Total stockholders' equity                             66,594,454        57,463,121
                                                                -------------     -------------
            Total liabilities and stockholders' equity          $ 178,943,567     $ 167,417,837
                                                                =============     =============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                              Year Ended December 31,
                                                                -------------------------------------------------
                                                                     1999             1998               1997
                                                                -------------     -------------      -------------
    Patient revenue, net                                        $ 204,069,657     $ 129,600,803      $  68,619,379
    Operating expenses:
       Provider salaries and benefits                              67,089,126        40,283,317         21,178,925
       Clinical and other salaries and benefits                    53,195,318        36,556,073         18,802,599
       Dental supplies                                             10,385,867         6,898,237          4,281,608
       Laboratory fees                                              9,888,105         5,953,830          2,902,088
       Occupancy                                                   10,065,790         7,264,869          3,709,226
       Advertising                                                  3,072,988         2,436,481          1,781,017
       Other operating expenses                                    22,031,181        17,854,560          7,944,179
       Depreciation and amortization                               10,548,650         9,862,928          2,938,466
                                                                -------------     -------------      -------------
                                                                  186,277,025       127,110,295         63,538,108
                                                                -------------     -------------      -------------
    Operating income                                               17,792,632         2,490,508          5,081,271
    Interest expense, net                                           7,687,174         2,871,689          1,545,340
    Minority interest in consolidated subsidiaries                    224,474            11,524             45,661
                                                                -------------     -------------      -------------
    Income (loss) before income taxes and
       extraordinary item                                           9,880,984          (392,705)         3,490,270
    Income taxes                                                    3,300,363            31,480          1,355,637
                                                                -------------     -------------      -------------
    Income (loss) before extraordinary item                         6,580,621          (424,185)         2,134,633
    Extraordinary loss on early extinguishment of debt,
       net of applicable tax benefit of $166,540                           --                --           (263,796)
                                                                -------------     -------------      -------------
    Net income (loss)                                           $   6,580,621     $    (424,185)     $   1,870,837
                                                                =============     =============      =============
    Net income (loss) per common share:
       Income (loss) before extraordinary item                  $        0.53     $       (0.04)     $        0.34
       Extraordinary item                                                  --                --              (0.05)
                                                                -------------     -------------      -------------
       Net income (loss)                                        $        0.53     $       (0.04)     $        0.29
                                                                =============     =============      =============

    Net income (loss) per common share - assuming dilution:
       Income (loss) before extraordinary item                  $        0.53     $       (0.04)     $        0.26
       Extraordinary item                                                  --                --              (0.04)
                                                                -------------     -------------      -------------
       Net income (loss)                                        $        0.53     $       (0.04)     $        0.22
                                                                =============     =============      =============
    Weighted average number of common shares
        outstanding                                                12,506,588        10,805,338          6,368,982
                                                                =============     =============      =============
    Weighted average number of common and
        common equivalent shares outstanding                       12,513,506        10,805,338          8,346,289
                                                                =============     =============      =============


                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1997, 1998, AND 1999



                                           PREFERRED STOCK                   COMMON STOCK               COMMON       ADDITIONAL
                                     ----------------------------    ----------------------------      STOCK TO        PAID-IN
                                         SHARES          AMOUNT          SHARES        AMOUNT          BE ISSUED       CAPITAL
                                     ------------    ------------    ------------    ------------    ------------    ------------
Balance, December 31, 1996                734,645    $      7,346       3,133,750    $     31,338    $     75,000    $  1,936,322
     Net income                                --              --              --              --              --              --
     Accretion of Redeemable
        Common Stock                           --              --              --              --              --              --
     Issuance of Common Stock                  --              --       3,850,990          38,509         (75,000)     42,606,147
     Issuance of Preferred Stock          969,905           9,699              --              --              --       1,696,293
     Conversion of Preferred Stock     (1,704,550)        (17,045)        852,275           8,523              --           8,522
     Conversion of Redeemable
        Common Stock                           --              --       2,400,000          24,000              --       1,289,315
     Repurchase of Common Stock                --              --          (8,542)            (85)             --          (1,725)
                                     ------------    ------------    ------------    ------------    ------------    ------------
Balance, December 31, 1997                     --              --      10,228,473         102,285              --      47,534,874
     Net loss                                  --              --              --              --              --              --
     Issuance of Common Stock                  --              --       1,753,781          17,538              --      15,904,249
                                     ------------    ------------    ------------    ------------    ------------    ------------
Balance, December 31, 1998                     --              --      11,982,254         119,823              --      63,439,123
     Net income                                --              --              --              --              --              --
     Issuance of Common Stock                  --              --         742,632           7,426         100,000       2,443,286
                                     ------------    ------------    ------------    ------------    ------------    ------------
Balance, December 31, 1999                     --    $         --      12,724,886    $    127,249    $    100,000    $ 65,882,409
                                     ============    ============    ============    ============    ============    ============


                                       RETAINED          TOTAL
                                       EARNINGS      STOCKHOLDERS'
                                       (DEFICIT)        EQUITY
                                     ------------    ------------
Balance, December 31, 1996           $ (7,458,331)   $ (5,408,325)
     Net income                         1,870,837       1,870,837
     Accretion of Redeemable
        Common Stock                      (84,146)        (84,146)
     Issuance of Common Stock                  --      42,569,656
     Issuance of Preferred Stock               --       1,705,992
     Conversion of Preferred Stock             --              --
     Conversion of Redeemable
        Common Stock                           --       1,313,315
     Repurchase of Common Stock                --          (1,810)
                                     ------------    ------------
Balance, December 31, 1997             (5,671,640)     41,965,519
     Net loss                            (424,185)       (424,185)
     Issuance of Common Stock                  --      15,921,787
                                     ------------    ------------
Balance, December 31, 1998             (6,095,825)     57,463,121
     Net income                         6,580,621       6,580,621
     Issuance of Common Stock                  --       2,550,712
                                     ------------    ------------
Balance, December 31, 1999           $    484,796    $ 66,594,454
                                     ============    ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                             YEARS ENDED DECEMBER 31,
                                                                    --------------------------------------------
                                                                        1999            1998            1997
                                                                    ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income (loss)                                           $  6,580,621    $   (424,185)   $  1,870,837
        Adjustments to reconcile net income (loss) to net cash
              provided by operating activities -
              Depreciation and amortization                           10,548,650       9,862,928       2,938,466
              Extraordinary loss, net                                         --              --         263,796
              Minority interest in consolidated subsidiaries             224,474          11,524          45,661
              Changes in assets and liabilities, net of effects
                from acquisitions -
                     Accounts receivable, net                         (2,677,201)     (5,230,288)     (1,273,681)
                     Prepaid expenses                                   (529,610)       (482,891)        (58,635)
                     Income tax receivable                               812,620      (1,239,590)             --
                     Other noncurrent assets                            (272,128)        433,227        (183,056)
                     Accounts payable and accrued expenses            (4,666,972)       (743,114)       (334,778)
                     Accrued restructuring charges                    (3,547,409)      4,356,384              --
                     Other liabilities                                (3,231,253)     (1,057,116)        400,410
                     Deferred income taxes                             1,741,319      (2,097,701)        650,844
                                                                    ------------    ------------    ------------
                        Net cash provided by operating activities      4,983,111       3,389,178       4,319,864
                                                                    ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchases of property and equipment, net                      (5,100,907)     (6,889,830)     (3,330,102)
        Cash paid for dental group practices, including
              related costs, net of cash acquired                     (8,801,908)    (48,601,828)    (16,508,796)
                                                                    ------------    ------------    ------------
                        Net cash used in investing activities        (13,902,815)    (55,491,658)    (19,838,898)
                                                                    ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Proceeds from notes payable, net of issuance costs            16,750,000      55,150,000      15,235,000
        Payments for debt issue costs                                 (1,607,615)       (254,139)       (241,638)
        Payments on notes payable and capital lease obligations       (6,175,017)     (1,736,018)    (28,133,626)
        Distributions to stockholders/partners                          (432,797)       (189,097)        (30,000)
        Repurchase of Common Stock                                            --              --          (1,810)
        Redemption of Convertible Participating Preferred Stock               --              --      (8,000,000)
        Issuance of Common Stock                                         313,481         149,437      38,606,913
                                                                    ------------    ------------    ------------
                        Net cash provided by financing activities      8,848,052      53,120,183      17,434,839
                                                                    ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                     (71,652)      1,017,703       1,915,805

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                           3,992,845       2,975,142       1,059,337
                                                                    ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                              $  3,921,193    $  3,992,845    $  2,975,142
                                                                    ============    ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
        Cash paid during the year for interest                      $  8,212,850    $  1,217,422    $  1,260,285
                                                                    ============    ============    ============
        Cash paid for taxes                                         $    788,010    $  3,624,600    $    640,000
                                                                    ============    ============    ============
        Equipment acquired under capital leases                     $         --    $    855,038    $    961,225
                                                                    ============    ============    ============
        Debt assumed through acquisitions                           $    150,000    $ 10,886,539    $  1,275,000
                                                                    ============    ============    ============
        Non-cash issuance of Common Stock                           $  2,237,231    $ 15,772,350    $  3,962,743
                                                                    ============    ============    ============

        Non-cash reduction of other liabilities                     $  3,368,000    $         --    $         --
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

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  DESCRIPTION OF BUSINESS AND CURRENT OPERATING ENVIRONMENT:

         Monarch Dental Corporation ("Monarch"), a Delaware corporation, and subsidiaries (collectively, the "Company"), manages dental group practices in selected markets. At December 31, 1999, the Company managed 190 dental group practices in Texas, Wisconsin, Pennsylvania, Virginia, Ohio, Arkansas, Utah, Colorado, Georgia, New Jersey, Florida, Indiana, Arizona and New Mexico (each a "Dental Office" and collectively, the "Dental Offices.") The Company has grown substantially in a relatively short period of time, principally through acquisitions. Since January 1, 1997, the Company has completed 26 acquisitions resulting in the addition of 135 Dental Offices.

         During 1999, as a result of its focus on internal operations and the uncertain availability of additional capital, the pace of acquisitions was significantly reduced. The Company continues to review acquisitions in selected existing markets on an opportunistic basis when and as opportunities arise and to the extent the Company has available capital. Further expansion through acquisitions is likely to require additional borrowings unless a substantial increase in the current market price of the Company's common stock permits the raising of additional capital in the equity markets, there can be no assurance that such capital will be available. The Company may decide to refinance all or a portion of existing indebtedness with longer term indebtedness having lower amortization requirements but higher interest payments, which would result in higher levels of interest expense in the future.


2.  SIGNIFICANT ACCOUNTING POLICIES:

    Basis of Presentation / Basis of Consolidation

         The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. All intercompany accounts and transactions have been eliminated in the consolidation.

         In thirteen states, the Company accounts for its management activities with the dental group practices under long-term management agreements (the "Management Agreements"). The Management Agreements represent the Company's right to manage the Dental Offices during the 40-year term of the agreement. The Management Agreements cannot be terminated by the related professional corporation without cause, consisting primarily of bankruptcy or material default. Under the Management Agreements, the Company assumes responsibility for the management of all aspects of the dental group practices' business (including all operating expenses consisting of the expenses incurred by the Company in connection with managing the Dental Offices, including salaries and benefits for personnel other than dentists and hygienists, dental supplies, dental laboratory fees, occupancy costs, equipment leases, management information systems and other expenses related to the dental practice operations) other than the provision of dental services and retains a 100% residual interest in the net income of the dental group practices. The Company receives a management fee equal to the Company's costs plus the lower of (i) 30% of the P.C.'s net revenues or (ii) the P.C.'s net pre-tax income. If net pre-tax income exceeds 30% of the P.C.'s net revenues, the P.C. would retain the amount of pre-tax income over 30% of the P.C.'s net revenues. The Company's net revenue and operating results are significantly dependent upon the revenue of the dental group practices. The Company has no material commitments or guarantees to the dental group practices under the Management Agreements. In one state, currently Wisconsin, the Company directly employs the dentists and hygienists.

         Under the Management Agreements, the Company establishes a "controlling financial interest" as defined by EITF 97-2, "Application of FASB No. 94 and APB No. 16 to Physician Practice Management Entities and Certain Other Entities under Contractual Management Arrangement" ("EITF 97-2"). In addition, the Company has nominee shareholder arrangements with certain of the dental group practices as defined by EITF 97-2. For these reasons, the Company consolidates the financial statements of the dental group practices. The Company's 1997 consolidated financial statements have been restated to conform with the provisions of EITF 97-2. The restatement affected the display of previously reported revenue and amounts retained by the dental group practices only and did not affect the Company's 1997 financial position, results of operations or cash flows.

    Patient Revenue, Net

         Patient revenue, net represents the revenue of the Dental Offices reported at the estimated realizable amounts from third-party payors and patients for services rendered, net of contractual and other adjustments. In certain states, dental services are billed and collected by the Company in the name of the Dental Offices in accordance with the Management Agreements. Warren
F. Melamed, D.D.S. ("Dr. Melamed") is chairman of the Board of the Company and sole shareholder of Modern Dental Professional, P.C. ("Modern Dental"), the professional corporation in Texas which employs the dentists and other licensed personnel. Patient revenue, net generated by Modern Dental approximated 35%, 46% and 58% of total patient revenue, net in 1999, 1998 and 1997, respectively. No other dental group practices provided more than 10% of patient revenue, net.

         Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. There are no material claims, disputes or other unsettled matters that exist to management's knowledge concerning third-party reimbursements.

         During 1999, 1998 and 1997, the Company estimates that approximately 42%, 40% and 38%, respectively, of patient revenue, net was received under capitated managed dental care plan agreements with payors. The remainder of patient revenue, net for these periods was earned under fee-for-service arrangements. Approximately 20%, 20% and 26% of the Company's patient revenue, net during 1999, 1998 and 1997 respectively, was derived from contracts with Prudential Dental Maintenance Organization, Inc. and Compcare Health Services Insurance Corporation. These contracts continue until terminated by either party upon 60 to 90 days' prior written notice, and the material economic terms can be renegotiated periodically, adversely affecting the Company's patient revenue, net. Since the Company is required to provide only basic dental services under these contracts, there are no significant future losses anticipated under these contracts. There were no other contracts with payors comprising more than 10% of patient revenues, net during 1999, 1998 or 1997.

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

    Property and Equipment

         Property and equipment are stated at cost or fair market value at dates of acquisition, net of accumulated depreciation. Property and equipment are depreciated using the straight-line method over the following useful lives:

                                                                YEARS
                                                                -----
 Leasehold improvements..........................       Remaining life of lease
 Furniture and fixtures..........................                5-8
 Dental equipment................................                5-7
 Computer equipment and software.................                 5

         Equipment held under capital lease obligations is amortized on a straight-line basis over the shorter of the lease term or estimated life of the asset.

    Goodwill

         The Company's acquisitions involve the purchase of tangible and intangible assets and the assumption of certain liabilities of the acquired dental group practices. As part of the purchase price allocation, the Company allocates the purchase price to the tangible assets acquired and liabilities assumed, based on estimated fair market values. Costs of acquisition in excess of the net estimated fair value of tangible assets acquired and liabilities assumed are allocated first to identifiable intangibles and the remainder to goodwill. The Company amortizes goodwill over twenty-five years using the straight-line method.

         The Company reviews the recorded amount of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If this review indicates that the carrying amount of the asset may not be recoverable, as determined based on the undiscounted cash flows of the operations acquired over the remaining amortization periods, the carrying value of the asset is reduced to fair value. Among the factors that the Company continually evaluates are unfavorable changes in each Dental Office's relative market share and local market competitive environment, current period and forecasted operating results, cash flow levels of the Dental Offices and the impact on the net revenue earned by the Company, and legal factors governing the practice of dentistry. During the fourth quarter of 1998, the Company recorded impairment charges totaling approximately $3.3 million (pretax) relating to Dental Offices that the Company closed in the first and second quarters of 1999. Such charges are included in depreciation and amortization expense in the accompanying 1998 consolidated statements of income. There were no such charges in 1999 or 1997.

    Accrued Restructuring Charges

         Accrued restructuring charges include Dental Office closure costs, accrued compensation costs for a former officer (see Note 9), litigation reserves, accrued interest and property taxes. During the fourth quarter of 1998, in connection with the Dental Office closings discussed above, the Company recorded charges of approximately $765,000 related primarily to estimated lease abandonment liabilities and severance costs. The Company expects to expend the remaining accrued restructuring amounts recorded as of December 31, 1999 during 2000 and 2001.

    Other Liabilities

         Other liabilities consist primarily of estimated liabilities related to acquisitions accounted for as purchases and deferred rent for the Company's facilities.

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

    Net Income (Loss) Per Common Share

         The net income (loss) per common share is based on the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share has been calculated using the treasury stock method for stock options and other diluted securities. Such shares totaled 6,918 and 1,977,307 in 1999 and 1997, respectively. Because the Company reported a loss in 1998, no additional shares related to stock options have been included since the effect would be antidilutive. If stock options had been included in the computation of diluted earnings per share, the number of shares would have increased by 347,819.

    Other

         Certain reclassifications have been made to the 1998 and 1997 financial statements to conform to the 1999 presentation.

3.       ACQUISITIONS:

         The Company made the following acquisitions in 1996, 1997, 1998 and 1999. All of these transactions were accounted for under the purchase method.

    1996 Acquisitions -

         The Company acquired certain assets and assumed certain liabilities of MacGregor Dental Centers, Inc. and Shears Management, Inc. (collectively referred to as "MacGregor") for $15.9 million in cash and 700,000 shares of Common Stock.

         Effective September 1, 1996, the Company acquired all of the outstanding stock of Midwest Dental Care - Sheboygan, SC ("Sheboygan"), and Midwest Dental Care - Mondovi, SC ("Mondovi") in a stock purchase transaction and acquired certain assets and assumed certain liabilities of Advance Dental Management, a related entity to Sheboygan and Mondovi, in an asset purchase transaction. All three entities (collectively referred to as "Midwest") were acquired for $5.3 million in cash and 350,000 shares of Common Stock. Additionally, the seller has the right to receive additional purchase consideration of up to 80,000 stock options upon meeting specified financial performance goals. As of December 31, 1999, none of these stock options have been issued to the seller.

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

    1997 Acquisitions -

         Effective January 1, 1997, the Company acquired all of the outstanding stock of Arkansas Dental Health Associates, Inc. in Arkansas, for $1.6 million in cash and 57,500 shares of Common Stock in a stock purchase transaction. Additionally, the seller was given the right to receive additional purchase consideration of up to $500,000 contingent upon meeting specified financial performance goals. As of December 31, 1999, the seller has earned approximately $423,000 of this amount with no future contingent amounts payable.

         Effective April 1, 1997, the Company acquired certain assets and assumed certain liabilities of United Dental Care Tom Harris D.D.S. & Associates in Arkansas for $2.8 million in cash and 68,750 shares of Common Stock in an asset purchase transaction.

         Effective August 1, 1997, the Company acquired all of the outstanding stock of Dental Centers of Indiana, Inc. in Indiana, for $1.8 million in cash and 139,944 shares of Common Stock in a stock purchase transaction. Additionally, the seller was given the right to receive additional purchase consideration contingent upon meeting specified financial performance goals. As of December 31, 1999, this additional consideration was earned by the seller with no future contingent amounts payable.

         Effective November 3, 1997, the Company acquired certain assets and assumed certain liabilities of Press Family Dental in San Antonio, Texas for $6.6 million in cash and 179,736 shares of Common Stock in an asset purchase transaction.

         Effective December 1, 1997, the Company acquired an 80% interest in certain assets and assumed certain liabilities of Dental America in Midland, Texas for $650,000 in cash and 8,785 shares of Common Stock in an asset purchase transaction. Additionally, the seller was given the right to receive additional purchase consideration contingent upon meeting specified financial performance goals. As of December 31, 1999, this additional consideration was earned by the seller with no future contingent amounts payable.

         During 1997, the Company acquired certain assets and assumed certain liabilities of four dental groups in Dallas and Conroe, Texas, Fayetteville, Arkansas and Colorado Springs, Colorado for $3.4 million in cash and 28,774 shares of Common Stock in asset purchase transactions. Additionally, the sellers were given the right to receive additional purchase consideration contingent upon meeting specified financial performance goals. As of December 31, 1999, this additional consideration was earned by the sellers with no future contingent amounts payable.

    1998 Acquisitions -

         Effective March 1, 1998, the Company acquired certain assets and assumed certain liabilities of Dental Care One in Dayton, Ohio for $2.3 million in cash and 34,781 shares of Common Stock in an asset purchase transaction.

         Effective June 1, 1998, the Company acquired 65% of the outstanding stock of Managed Dental Care Centers, Inc. in Dallas, Texas for $2.0 million in cash and 27,686 shares of Common Stock in a stock purchase transaction. The Company increased its ownership to 82.5% during 1999.

         Effective September 1, 1998, the Company acquired all of the outstanding stock of Valley Forge Dental Associates, Inc. ("Valley Forge") in King of Prussia, Pennsylvania for 1,559,111 shares of Common Stock and the issuance of approximately $42.0 million in debt in a stock purchase transaction. As of December 31, 1998, Valley Forge had contingent purchase obligations in cash, notes and stock totaling approximately $8.3 million in cash and notes and approximately 41,122 shares of stock. These obligations were assumed by the Company. In 1999, the Company issued an additional 400,000 shares of Common Stock to the former shareholders of Valley Forge as consideration for the settlement of a dispute. The settlement is reflected in the financial statements as a $1.0 million charge to other operating expenses. Subsequent to December 31, 1999, all contingent purchase obligations have been settled.

         Effective September 1, 1998, the Company acquired certain assets and assumed certain liabilities of Talbert Medical Management Corporation, which operated dental offices in Utah and Arizona, for $7.0 million in cash in an asset purchase transaction.

         During 1998, the Company acquired certain assets and assumed certain liabilities of five dental groups in Indianapolis, Indiana, San Antonio and Abilene, Texas and Manitowoc, Wisconsin for $946,000 in cash and 12,702 shares of Common Stock in asset purchase transactions.

    1999 Acquisitions -

         During 1999, the Company acquired certain assets and assumed certain liabilities of seven dental groups in Duncanville, Texas, Eau Claire and New Richmond, Wisconsin, Tucker, Georgia and Spring Valley, Minnesota for an aggregate purchase consideration of $4.9 million, consisting of $3.8 million in cash, 163,312 shares of Common Stock and the assumption of $150,000 in debt in asset purchase transactions.

         Obligations related to undeterminable contingent purchase considerations for certain acquisitions have not been earned at December 31, 1999, and, accordingly, have not been reflected in the accompanying consolidated financial statements. Such liability, if any, will be recorded as additional purchase price in the period in which the outcome of the contingencies becomes known.

         The Company's liabilities for future obligations to sellers of affiliated dental practices were reduced by $2.9 million as a result of a settlement of a dispute. This amount is reflected in the financial statements as a credit to other operating expenses.

         All of the acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values at the dates of acquisition. Some of these estimates are preliminary and subject to further adjustment. The estimated fair values of assets acquired and liabilities assumed during 1999 and 1998 are summarized as follows:

                                                    1999              1998
                                                ------------    ------------
Cash and cash equivalents ...................   $         --    $    649,000
Accounts receivable, net ....................       (596,890)      4,380,082
Other assets ................................         16,638       5,611,052
Property and equipment, net .................        411,865       6,780,225
Liabilities assumed .........................     (4,354,014)    (33,669,377)
Intangible assets ...........................     14,585,587      79,416,395
Less - Fair value of Common Stock issued ....     (1,261,278)    (14,701,698)
                                                ------------    ------------
Cash purchase price (including earnouts) ....   $  8,801,908    $ 48,465,679
                                                ============    ============
Total earnouts paid .........................   $  5,006,601    $  2,016,627
                                                ============    ============

         The following unaudited pro forma information reflects the effects of acquisitions on the consolidated results of operations of the Company had the acquisitions occurred at January 1, 1998. Pro forma results for 1999 are not materially different from historical amounts reported.

                                                          YEAR ENDED
                                                       DECEMBER 31,1998
                                                       ----------------
                                                        (IN THOUSANDS)
                                                         (UNAUDITED)
Patient revenue, net ..................................   $ 187,927
                                                          =========
Net income ............................................   $   1,875
                                                          =========
Net income per common share - assuming dilution .......   $    0.15
                                                          =========

4.  PROPERTY AND EQUIPMENT:

         Property and equipment consists of the following as of December 31:

                                           1999            1998
                                       ------------    ------------
Leasehold improvements .............   $  8,309,290    $  6,957,563
Furniture and fixtures .............      4,125,909       3,629,209
Dental equipment ...................     17,208,224      14,501,512
Computer equipment and software ....      3,791,067       2,906,560
                                       ------------    ------------
                                         33,434,490      27,994,844
Less - Accumulated depreciation ....    (14,362,776)     (9,269,727)
                                       ------------    ------------
Property and equipment, net ........   $ 19,071,714    $ 18,725,117
                                       ============    ============

         Depreciation expense was $5,232,650, $3,601,043, and $1,813,241 for
1999, 1998 and 1997, respectively.

5.  NOTES PAYABLE:

         Notes payable consists of the following as of December 31:

                                                                                   1999              1998
                                                                               ------------    ------------
Borrowings under credit facility, due June 30, 2000 ........................   $  5,650,000    $         --
Borrowings under credit facility, due June 30, 2001 ........................     75,000,000      65,400,000
Other notes payable, due April 2002, with an interest rate of prime
   plus 0.5%, secured by certain receivables and property ..................         19,719         102,417
Notes payable assumed through acquisitions, with interest rates ranging between 6.00% and 12.21%, with due dates between March 2000 and
   March 2004, secured by certain receivables and property .................      5,262,930       8,987,550
                                                                                ------------    ------------
                                                                                 85,932,649      74,489,967
Less - Current maturities ..................................................     (9,204,641)     (3,974,960)
                                                                                ------------    ------------
Notes payable, net .........................................................   $ 76,728,008    $ 70,515,007
                                                                               ============    ============

         The maturities of notes payable at December 31, 1999, are as follows:

                         2000 ..........   $ 9,204,641
                         2001 ..........    76,342,781
                         2002 ..........       300,984
                         2003 ..........        54,243
                         2004 ..........        30,000
                                           -----------
                                           $85,932,649
                                           ===========


         The Company has a Credit Facility with a bank syndicate, which was amended in June 1999. Under the Credit Facility, the Company may borrow up to $85.0 million. At December 31, 1999 the Company had $80.7 million outstanding under the Credit Facility and remaining availability of $4.3 million. The amounts outstanding under the Credit Facility bear interest at variable rates which are based upon either the lender's base rate or LIBOR, plus, in either case, a margin which varies according to the ratio of the Company's funded debt to EBITDA, each as defined in the Credit Facility. The Credit Facility prohibits the Company from incurring indebtedness, incurring liens, disposing of assets, making investments or making acquisitions without bank approval, and requires the Company to maintain certain financial ratios on an ongoing basis. The Credit Facility is secured by pledges of all of the outstanding capital stock of, or other equity interests in, the Company's subsidiaries, and a lien on substantially all of the assets of the Company.

         During 1999, the Company amended its loan agreement associated with the Credit Facility. Changes made in the amendment included, but were not limited to, modifications of certain defined terms and financial ratios, additions of newly defined terms, limitations on capital expenditures, modifications to the definition of Events of Default and the requirement of prior bank approval for consolidations, mergers, acquisitions, and sales of assets. The methodology by which the Company's borrowing rates are determined was also adjusted as part of the amendment. In conjunction with this amendment, the bank syndicate received contingency compensation in the form of warrants of the Company representing 3% of the fully diluted outstanding common shares of the Company at the time of agreement, subject to anti-dilution provisions, for an exercise price of $0.01 per share. The warrants are contingent based upon specific performance of the Company in conjunction with dates set forth in a vesting schedule. The vesting dates for the warrants are March 31, April 30, May 31, and June 30, 2000 upon such dates, an aggregate 3% of the fully diluted outstanding common stock will vest at a rate of 1/2%, 1/2%, 1/2%, and 1 1/2%, respectively. The Company believes that it will not meet the specific performance requirements under this amendment and that all of the warrants will vest by June 30, 2000.

         As of December 31, 1999, the Company is in compliance with the terms of the Credit Facility. There can be no assurance that the Company will maintain the ratios as required by the loan agreement. The failure to maintain these ratios could adversely affect the Company's operations in future periods.

         The Company believes that cash generated from operations will be sufficient to fund its core operations. However, the Company may not have sufficient cash from operations to fund interest expense and certain non-recurring and contingency payments aggregating approximately $3.5 million during the second quarter of 2000. In addition, the Company does not expect to generate sufficient cash from operations to repay its obligations under its short-term note, due June 30, 2000 under the Credit Facility, which the Company expects will approximate $10.0 million at that time. Failure to make the required principal payment would constitute a default under the Credit Facility. The Company is currently discussing with its lenders an extension of this short-term note and the extension of additional credit to cover the potential cash shortfall in the second quarter. However, the Company can provide no assurance as to the probability that its lenders will extend the maturity of this short-term note or that additional credit will be available to meet the potential cash shortfall in the second quarter. Assuming that the Company can obtain additional financing in the second quarter to meet any cash shortfall, the Company believes that cash from operations will be sufficient in the third and fourth quarters of 2000 to meet its obligations.

         In order to meet its short-term and long-term liquidity needs, the Company may issue additional equity and debt securities, subject to market and other conditions. In addition, the Company is also in the process of contacting potential acquirors in order to determine if a sale of the Company would be more beneficial to the Company's stockholders than raising additional capital to meet its liquidity needs. The Company expects that potential acquirors would commence due diligence procedures in the second quarter 2000. There can be no assurance that any such sale will be available on terms acceptable to the Company. In the event a sale transaction is not consummated, the Company would pursue the issuance of debt securities and, as a contingency plan, has signed an engagement letter with an investment bank to pursue the issuance of these securities. Although there can be no assurance that this financing will be available on terms acceptable to the Company, the Company believes that additional sources of liquidity are available at rates that would increase the Company's interest obligations. The failure to raise the funds necessary to finance its future cash requirements could adversely affect the Company's operations in future periods.

         The Company enters into interest rate swap agreements to manage its interest rate exposure. Interest rate swaps are agreements to exchange interest rate payment streams based on a notional principle amount. Company policy requires settlement accounting principles for interest rate swaps in which net interest rate differentials to be paid or received are recorded currently as adjustments to interest expense. Transactions involving such agreements did not have a material effect to the 1999 financial statements.

         The Company incurred an extraordinary loss of $264,000, net of tax, in 1997 as it extinguished its previous credit facility and wrote off $431,000 in unamortized loan fees, net of a tax benefit of $167,000.

6.  STOCKHOLDERS' EQUITY:

         At December 31, 1999, the Company has authorized 52,000,000 shares of stock, of which (a) 50,000,000 shares, par value $0.01 per share, are designated Common Stock, and (b) 2,000,000 shares, par value $0.01 per share, are designated Preferred Stock.

         In July 1997, the Company completed its initial public offering of 3,162,500 shares of Common Stock at $13.00 per share, resulting in net proceeds of approximately $37.2 million.

    Preferred Stock

         During 1996, the Company issued 734,645 shares of Series A Convertible Junior Preferred Stock to the holders of previously issued Convertible Participating Preferred Stock. During 1997, an additional 969,905 shares were issued, resulting in a total of 1,704,550 shares outstanding. These shares were converted into Common Stock on a 1-for-2 basis upon the completion of the initial public offering.

    Stock-Based Compensation

         During 1999, the Company's Board of Directors approved the 1999 Stock Option and Grant Plan (the "1999 Plan") under which 1,000,000 options to purchase shares of the Company's Common Stock may be granted to employees, advisors, consultants and other key persons of the Company and its subsidiaries, including affiliated professional corporations. Options granted under the 1999 Plan are non-qualified stock options ("NQSO"). The Company also administers the 1996 Stock Option and Incentive Plan (the "1996 Plan") under which 1,376,250 options to purchase shares of the Company's Common Stock may be granted to officers and other employees, directors, advisors, consultants and other key persons of the Company and its subsidiaries. Options granted under the 1996 Plan may be either incentive stock options ("ISO") or NQSO. The option price per share may not be less than 100% of the fair market value at the grant date for ISO and may not be less than 85% of the fair market value at the grant date for NQSO. Generally, options vest over a 4-year period and are exercisable over a ten-year life. As of December 31, 1999, 1998, and 1997, 1,418,477, 1,066,875 and
556,750 shares, respectively, were outstanding under the 1999 Plan and the 1996 Plan.

         The following table summarizes the activity during 1999, 1998 and 1997 under the 1999 Plan and 1996 Plan.

                                               1999          1998          1997
                                           -----------   -----------   ------------
Outstanding at beginning of year ........    1,066,875       556,750         25,000
Granted .................................      418,501       530,750        531,750
Exercised ...............................           --          (625)            --
Canceled ................................      (66,899)      (20,000)            --
                                            ----------   -----------   ------------
Outstanding at end of year ..............    1,418,477     1,066,875        556,750
                                           ===========   ===========   ============
Exercisable at end of year ..............      479,557       146,685          6,250
Price range .............................  $2.44-18.38   $3.00-17.31    $3.00-13.00

The following summarizes information about options at December 31, 1999:

                              Options Outstanding              Options Exercisable
                    ----------------------------------------   -------------------
                                    Weighted        Weighted                Weighted
     Exercise                        Average         Average                 Average
       Price                        Remaining       Exercise                Exercise
       Range           Number          Term            Price    Number        Price
---------------      ---------      ---------       --------    -------     --------
$   1.69- 4.13         448,501      9.5 years         $ 2.57    124,250       $ 3.55
$   7.70-11.38         375,000      8.7 years          11.13    100,000        10.92
$  11.88-15.38         523,250      7.7 years          13.35    231,000        13.19
$  17.00-18.38          71,726      8.0 years          17.90     24,307        18.24
                     ---------                                  -------
                     1,418,477                                  479,557
                     =========                                  =======

The shares exercisable at December 31, 1998 and 1997 had a weighted average exercise price of $9.29 and $3.00 per share, respectively.

The Company accounts for its stock-based compensation arrangements under the provisions of APB No. 25, "Accounting for Stock Issued to Employees." In 1995, SFAS No. 123, "Accounting for Stock-Based Compensation" was issued, whereby companies may elect to account for stock-based compensation using a fair value based method or continue measuring compensation expense using the intrinsic value method prescribed in APB No. 25. SFAS No. 123 requires that companies electing to continue to use the intrinsic value method make pro forma disclosures of net income and net income per share as if the fair value based method of accounting had been applied.

The Company used the Black-Scholes option-pricing model to estimate the fair value of options. The effects of applying SFAS No. 123 for 1999, 1998 and 1997 are as follows (in thousands, except per share amounts):


                                                              1999       1998         1997
                                                          ---------   ---------    ---------
Net income (loss):
          As reported                                     $   6,581   $    (424)   $   1,871
          Pro forma                                           5,710      (1,054)       1,604

Net income (loss) per common share - assuming dilution:
          As reported                                     $    0.53   $   (0.04)   $    0.22
          Pro forma                                            0.46       (0.10)        0.19


7.  COMMITMENTS AND CONTINGENCIES:

    Operating and Capital Lease Obligations

         The Company leases all of its facilities, including the Dental Offices and corporate office, under non-cancelable operating leases, extending through 2011. Rent expense totaled approximately $8.6 million, $6.3 million and $3.1 million for 1999, 1998 and 1997, respectively.

         Future minimum lease commitments under capital and noncancelable operating leases with remaining terms of one or more years are as follows as of December 31, 1999:


                                                      OPERATING      CAPITAL
                                                     -----------   -----------
2000 .............................................   $ 7,507,302   $   453,642
2001 .............................................     6,424,104       223,721
2002 .............................................     5,001,278        79,786
2003 .............................................     3,539,908        51,723
2004 .............................................     2,588,413        41,675
Thereafter .......................................     4,148,669       211,846
                                                     -----------   -----------
   Total minimum lease obligation ................   $29,209,674     1,062,393
                                                     ===========
   Less - Amounts representing interest                               (272,019)
                                                                   -----------
   Present value of minimum lease obligations                          790,374
   Less - Current maturities                                          (335,134)
                                                                   -----------
   Capital lease obligations, net ................                 $   455,240
                                                                   ===========

    Litigation, Claims, and Assessments

         On or about April 26, 1999, the Company was served with a putative class action complaint against the Company and certain of its officers and directors, captioned Robert O. Neibert, et al. v. Monarch Dental Corp., Warren
F. Melamed, Gary W. Cage and Roger B. Kafker, Civil No. 3-99-CV-0762-X. The class action complaint, which was filed in the United States District Court for the Northern District of Texas (the "District Court"), alleges that the Company and certain of its officers and directors violated the federal securities laws by making material misrepresentations and omissions in certain public disclosures during the period between February 24, 1998 and December 22, 1998. The public disclosures relate to, among other things, acquired dental practices, the Company's internal growth and growth prospects, and the Company's past and future financial performance. Following the announcement of the filing of this class action lawsuit, the Company was served with two similar putative class actions in the District Court, which encompass the same class period and cover almost identical allegations. On May 24, 1999, the District Court consolidated these three class action complaints into a single action. The Company was subsequently served on September 10, 1999 with a consolidated amended class action complaint which contained substantially the same allegations as were encompassed in the prior separate class action complaints. The Company and all of the defendants named in the amended class action complaint filed motions to dismiss all of the claims set forth in this complaint in October 1999.

         After the motions to dismiss were filed but before the District Court decided on them, the parties reached agreement on the terms of a potential settlement of the action. Accordingly, the parties entered into a Memorandum of Understanding dated January 31, 2000, which sets forth the principal bases of a settlement of the action, subject to approval by the District Court. The Memorandum of Understanding and the proposed settlement will be contingent upon
(i) the parties' execution of an appropriate Stipulation of Settlement ("Stipulation"); (ii) conditional certification of the Class for purposes of the Settlement; (iii) Court approval of the Settlement; and (iv) dismissal of the Action with prejudice.

         In the Stipulation, the parties will request that the District Court certify, for purposes of settlement, a class of all persons (exclusive of Defendants and their affiliates) who purchased or otherwise acquired shares of the Company during the period between February 24, 1998 and December 22, 1998, and their successors in interest and transferees, immediate and remote (the "Class"); that the District Court approve the settlement, including the release of all claims by Class members against the Defendants; and that the Court enter final judgment dismissing with prejudice all claims of the plaintiffs and the Class against the Defendants. As part of the settlement, the Company will pay $3.5 million into a settlement fund which will, among other things, be used to pay authorized members of the Class. The entire settlement amount will be funded by Monarch's directors & officers liability insurance carrier. No cash contribution is required of Monarch or any of the other defendants. The parties are currently negotiating the Stipulation and related settlement documentation.

         The Company also settled a dispute with the sellers of an affiliated dental practice regarding the original purchase price and future obligations to the sellers based on earnings of the practice.

         In accordance with generally accepted accounting principles, the difference between the obligations terminated and the total consideration was reflected in the Company's fourth quarter 1999 financial statements as a special income item of $2.9 million, net of related legal expenses, or approximately $0.23 per share.

         In addition to the matters discussed above, the Company is engaged in various legal proceedings incidental to its business activities. Management does not believe the resolution of such matters will have a material adverse effect on the Company's financial position, results of operations or liquidity.


8.  INCOME TAXES:

         The income tax provision (benefit) consisted of the following for the years ended December 31 (in thousands):


                    1999       1998       1997
                  -------    -------   -------
Current:
   Federal ....   $ 1,392    $ 2,035   $   754
   State ......       500        350       184
                  -------    -------   -------
                    1,892      2,385       938

Deferred ......     1,408     (2,353)      418
                  -------    -------   -------
Total .........   $ 3,300    $    32   $ 1,356
                  =======    =======   =======

         The Company's effective tax rate of 33.4% in 1999 is lower than the federal rate of 34.0% due to a $2.9 million credit recorded in the fourth quarter related to the settlement of a dispute with the sellers of an affiliated dental practice that is not considered taxable income, offset by the impact of state income taxes. Due to the 1998 pre-tax loss, the 1998 effective tax rate is significantly impacted by state income taxes. The Company's effective tax rate of 38.8% in 1997 is greater than the federal rate of 34.0% due to the impact of state income taxes.

         Deferred income taxes are recorded for temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes. Temporary differences comprising the deferred tax assets and liabilities in the consolidated balance sheets as of December 31, 1999 and 1998 are as follows (in thousands):

                                                           1999     1998
                                                          ------   ------
Deferred tax asset:
   Cash to accrual and other ..........................   $3,350   $3,828
   Net operating loss carryforwards ...................      354       --
   Legal accruals .....................................      211      633
   Accrued compensation ...............................      132      510
                                                          ------   ------
                                                          $4,047   $4,971

Deferred tax liability:
   Deferred tax liabilities of acquired companies .....    2,244    2,177
   Intangible asset amortization ......................    1,318      307
   Accelerated depreciation ...........................      144      405
                                                          ------   ------
                                                           3,706    2,889
                                                          ------   ------
   Net deferred tax asset (liability) .................   $  341   $2,082
                                                          ======   ======

         The deferred income tax provision (benefit) of approximately $1,408,000, $(2,353,000), and $418,000 in 1999, 1998 and 1997, respectively, consists primarily of nondeductible accruals, the excess of the tax over book amortization of intangible assets, the excess of the tax over book depreciation of fixed assets and cash to accrual adjustments.


9.  RELATED-PARTY TRANSACTIONS:

         The Company leases several of its facilities from affiliated entities. Total rent expense paid to related parties for 1999, 1998 and 1997, was approximately $1.1 million, $1.1 million and $715,000, respectively. The leases have average remaining lives of approximately 3.5 years at December 31, 1999.

         The Management Agreement activity between the Company and the Dental Offices is reflected as a liability in the consolidated balance sheets. Such amounts are generally payable within a 30-day period following month-end and are unsecured.

         Included in accrued restructuring charges in 1999 and 1998 is approximately $535,000 and $1.6 million, respectively, in compensation expense related to a change in employment status of Dr. Melamed. This amount was recorded in the fourth quarter of 1998. Of the total amount accrued, approximately $1.1 million was paid in 1999 with the remaining amount payable in equal monthly installments through July 2001.


10.  BENEFIT PLANS:

    401(k) Plans

         Prior to 1999, the Company maintained three defined contribution plans that conformed to IRS provisions for 401(k) plans. One plan covered the employees of the Company located in the Dallas-Fort Worth, Houston, San Antonio, Indiana, Arkansas and Wisconsin markets. The second plan covered employees formerly of Valley Forge and a third plan covered employees located in the Dayton, Ohio market. During 1999, these three plans were consolidated into one plan. The plan, referred to as the "Monarch 401(k) Plan," covers all employees of the Company. Under this plan, employees are eligible to participate in the plan provided they have attained the age of 18 and have completed the 90-day initial employment period. The Company makes discretionary matching contributions up to a maximum dollar amount. Total contributions by the Company for the plan were approximately $544,000, $214,000, and $118,000 for 1999, 1998,
and 1997, respectively.

    Employee Stock Purchase Plan

         The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and approved by the Company's stockholders. Up to 250,000 shares of Common Stock may be issued under the Purchase Plan. Offerings under the Purchase Plan commence on each January 1 and July 1 and have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period are eligible to participate in the Purchase Plan.

         During each offering, an employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his or her cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 1,000 shares. Unless the employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase Common Stock on the last business day of the period at a price equal to 85% of the fair market value of the Common Stock on the first or last day of the offering period, whichever is lower. The Company issued an aggregate of 129,313 and 45,339 shares of Common Stock under the Purchase Plan in 1999 and 1998, respectively.

11.  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

         SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure about the fair value of financial instruments. Carrying amounts for all financial instruments included in current assets and current liabilities approximate estimated fair values due to the short maturity of those instruments. The fair values of the Company's notes payable and capital lease obligations are based on similar issues or on current rates available to the Company and approximate their carrying values at December 31, 1999 and 1998.

12.      SEGMENT REPORTING:

         The Company organizes its business into five reportable segments. The Company's reportable segments are strategic business units, and are comprised of the following:

         Region One - Includes Dallas/Fort Worth, Houston, San Antonio, West
                      Texas, New Mexico and Austin Dental Offices. The Company exited the Austin market in the first quarter of 1999.

         Region Two - Includes Pittsburgh, Northern Virginia, Southern Virginia,
                      Atlanta and Florida Dental Offices.

         Region Three - Includes Indiana, Arkansas, Dayton and Cleveland Dental
                        Offices.

         Region Four - Includes Wisconsin, Utah, Arizona and Colorado Dental
                       Offices.

         Region Five - Includes Philadelphia and Northern New Jersey Dental
                       Offices.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies except that the Company does not allocate income taxes to any of the regions. They are managed separately because each region operates under different contractual arrangements, providing service to a diverse mix of patients and payors.

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                             (Dollars in thousands)

                            Region 1    Region 2     Region 3    Region 4    Region 5      Total
                            --------    --------     --------    --------    --------    --------
Patient revenue, net        $ 74,883    $ 36,440    $ 28,958     $ 46,133    $ 17,656    $204,070
Total operating expenses      61,517      29,838      24,313       39,075      14,513     169,256 (a)
                            --------    --------     --------    --------    --------    --------
Segment contribution          13,366       6,602       4,645        7,058       3,143      34,814
Contribution margin               18%         18%         16%          15%         18%         17%
Depreciation and
     amortization expense      3,654       2,053       1,483        1,716       1,522      10,428
Interest expense, net             35         140         (45)          19         129         278
Segment profit                 9,677       4,409       3,207        5,323       1,492      24,108

                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (Dollars in thousands)

                            Region 1    Region 2     Region 3    Region 4    Region 5      Total
                            --------    --------     --------    --------    --------    --------
Patient revenue, net        $ 61,473    $ 11,046    $ 22,307    $ 29,122    $  5,653    $129,601
Total operating expenses      52,434       8,740      19,114      24,084       4,264     108,636
                            --------    --------     --------    --------    --------    --------
Segment contribution           9,039       2,306       3,193       5,038       1,389      20,965
Contribution margin               15%         21%         14%         17%         25%         16%
Depreciation and
     amortization expense      6,193         581       1,522         992         380       9,668 (b)
Interest expense, net             64          38          12          45          10         169
Segment profit                 2,782       1,687       1,659       4,001         999      11,128



       Reconciliation of Profit (in thousands)


                                                    1999       1998
                                                  --------   --------
Segment profit                                    $ 24,108   $ 11,128
Unallocated amounts:
Corporate operating expenses                         6,473      8,611
Corporate depreciation and amortization expense        121        195
Corporate interest expense, net                      7,409      2,703
Minority interest in consolidated subsidiaries         224         12
                                                  --------   --------
Income (loss) before income taxes                 $  9,881   $   (393)
                                                  ========   ========

(a) Includes a $1.0 million charge related to the settlement of a dispute with the former shareholders of an acquired company and a credit of approximately $2.9 million related to the settlement of a dispute with the sellers of an affiliated dental practice (see Note 3). Also includes $1.0 million credit related to the settlement of a dispute with a former owner of an acquired dental practice.

(b) Includes impairment charges of approximately $3.3 million related to Dental Office closures (see Note 2).