Form 10-K405, Exhibit 13
period 2000-12-31
MONARCH DENTAL CORP
filed 2001-04-30
CIK 1009900

                                                                    EXHIBIT 13.1

Newman Graphics
Monarch Dental Corporation
2000 Annual Report
Revision #4
April 11, 2001


Cover:    MONARCH DENTAL CORPORATION
          Annual Report 2000

Letter:   To our shareholders:

          We believe we are on-track to achieve our goals. Despite a disappointing fourth quarter, results for the year were generally positive relative to 1999. Revenue growth for the year was 3.6% over 1999 and EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization) growth, excluding non-recurring items, improved by 1.9%. We are also encouraged by the early results reported in 2001. Revenue and EBITDA for the first quarter 2001 exceeded revenue and EBITDA for the fourth quarter 2000. In addition, our financial stability was enhanced by the recent amendment and extension of the Company's credit facility.

          Our company went public in 1997 with a simple premise: find the best dentists and set them up for success by providing the tools, resources and support they need to do what they do best: practice dentistry. This model has proven itself again and again and as a result, we have become one of the largest publicly traded, multi-specialty dental practice management companies in the United States.

          The challenge now is to improve the Company's financial stability by improving the operating performance of our existing dental offices. The improved operating performance and financial stability will ensure that our doctors and staff have the resources necessary to deliver the quality care our patients have come to expect.

          New initiatives to recruit additional doctors to more effectively utilize our existing office space are already showing results. In the first quarter of 2001, we have already successfully recruited 22 new dentists. We are committed to enhancing the Company's financial stability by improving the operating performance in each of our 189 existing dental offices. The addition of new doctors and services in our current facilities should contribute to increased revenue and improved margins, without the need for significant additional capital investment.

          Fully realizing our vision is a big task and we would like to thank each of our doctors and staff members for their continued support. We would like to give special thanks to the former Chairman of the Board, Warren F.

          Melamed, D.D.S., and the former Chief Executive Officer, Gary W. Cage, for their insight and support during their tenure with the Company. We also welcome Allan S. Huston, who recently joined our Board of Directors. Thanks to the dedication of the dentists, management team and staff, our efforts to build your company into the country's leading dental practice management organization are showing very positive results.

          Sincerely,



          W. Barger Tygart
          Chairman of the Board

Headline: CORPORATE PROFILE

          Monarch Dental Corporation is a team of over 2700 dedicated professionals working in 189 dental offices, serving the dental needs of patients in 14 states. Together, we are committed to building the best dental group practice in the country. We believe our people are the company's most valuable assets. With excellence as our guide, we have grown to over 400 dentists and have become a leading dental practice management organization. We provide quality general dental services in all of our markets and specialty dental services in the majority of our markets. Our goal is to expand our capacity to provide quality general dental services and specialty dental services within our existing markets.

Headline: CARING FOR DENTISTS

          In today's competitive business environment, managerial tasks are diminishing the amount of time dentists in solo or small group practices have to practice dentistry. At Monarch Dental, we believe that dentists should be able to take care of patients without all the distractions of managing a business. That's why we have designed a business model that ensures that our dentists have the time and resources they need for effective patient care. At Monarch Dental, dentists take care of patients while we manage their office staff, assure compliance with regulatory requirements, work with managed care and insurance organizations and respond to any other business issues. Typically, solo practitioners spend up to 30% of their time dealing with regulatory paperwork and other managerial issues. We do things a little differently. Monarch Dental dentists spend nearly 100% of their time caring for patients. Instead of managing the practice themselves, they are supported by a team of professional managers who are responsible for all necessary marketing, real estate, purchasing, contracting, financial and human resources functions. Our dentists focus on doing what they do best: practicing dentistry.

          This business model works well for young dentists as well as established practitioners. The new dentist isn't forced to commit a large amount of capital to launch a practice. Equally importantly, as the dental practice grows, the established dentist isn't faced with spending increasing amounts of time attending to managerial duties. By teaming up with us, dentists can significantly reduce the amount of time spent on scheduling, billing, marketing and other administrative tasks and focus on providing quality dentistry and increasing revenue by building their customer base. There are unique advantages for specialists as well, since our network of offices can be used to provide a steady stream of customers.

          We want our dentists and staff to have the knowledge and skills they need to provide customers with the best possible dental care. That's why our commitment to training and continuing dental education is so critical. We also encourage the participation of dentists in clinical study groups to test new treatment protocols and new materials. To ensure the opportunity for personal and professional growth, we also provide the opportunity to relocate within our 14 state, 20-market network if desired. And for those who are interested, we provide the opportunity for dentists to join our management team, manage other dentists and perform various management duties within the organization.

Headline: CARING FOR PATIENTS

          Our approach to dentistry offers as many benefits for patients as it does for dentists. Our well-trained dentists and specialists are continually developing and updating their skills and participate in a special peer review process that encourages the highest level of professionalism, while providing an effective way for doctors and staff to share their knowledge and expertise with other dentists within the Monarch Dental system.

          Our philosophy of building geographically dense networks in selected urban markets also benefits patients by providing them with "one stop" shopping for all their dental care needs. In many of our markets, patients can take advantage of Monarch Dental offices that provide orthodontics, endodontics, periodontics, oral surgery and other specialized care. By providing quality specialty services on-site, we are able to make dental care much more convenient. Patients enjoy the convenience of consolidated billing, and receive a single bill that includes both regular and specialized dental services. They can also coordinate all their appointments and office visits from a single location. By offering specialized dental services in major markets, we have been able to maximize the utilization of our infrastructure, avoiding the expensive duplication of waiting rooms, business offices and information systems.

          Convenience isn't the only thing we offer patients. Even in our smaller rural locations, every patient benefits from our belief that dentists should be able to focus their attention on patients without the distractions of managing a business. Patients enjoy the caring, personal attention they get at Monarch Dental. We have earned a reputation for quality dentistry, providing patients with a complete array of dental services, convenient locations, extended hours, affordable payment plans, a professionally managed environment and accurate administration of their insurance and benefit plans.

          In addition to our comprehensive range of dental services, Monarch Dental has a patient services center in the key markets of Dallas/Fort Worth and Houston to schedule appointments using a centralized management information system. The staff at these centers take incoming calls from patients, schedule appointments, answer questions, and make calls to remind patients that they're due for a check-up or ongoing treatment. We are able to send patients to the dental office nearest to their home and even offer extended office hours and Saturday appointments in some markets. This centralized system gives us more effective control over patient scheduling as well as provides us with the ability to manage patient volume, thereby enhancing the timeliness and convenience of the appointments for the patient.

Headline: A BUSINESS MODEL THAT WORKS.

          The Monarch Dental business model has proven itself again and again. By building a group practice that combines the knowledge and expertise of well-trained dentists with the managerial skills of seasoned business managers, we have created an organization that is well suited to take advantage of the growing market for dental services. By clustering dental offices in select target markets, we have been able to build a recognized brand name that can be effectively leveraged when future growth opportunities occur. With a focused growth strategy, we believe there are significant opportunities to build brand recognition for our quality of care, comprehensive specialty services, affordable payment plans, convenient hours and locations, and patient satisfaction levels. We intend to be the brand name associated with clinical excellence.

Headline: A CLIMATE FOR GROWTH

          With an aging population, an increased emphasis on personal appearance and the growing popularity of dental benefit plans in the workplace, the climate for growth at Monarch Dental in 2001 and beyond is very positive. The $57 billion dental industry is expected to grow at 5.7% per year for the foreseeable future, but this isn't the only reason we are so optimistic. Currently, nearly 40% of the U.S. population does not see a dentist at least once a year. This alone provides a huge untapped source for future crowns, bridges, caps, extractions and implants. Aging baby boomers will also soon be requiring increasingly costly procedures, such as root canals and crowns. At the same time, recent advances in technology are making all types of treatment less painful and more affordable. Even cosmetic dental surgery is becoming widespread as advanced visual displays and computer imaging systems provide patients the assurance they need to improve their smile. The U.S. population is finally recognizing the importance of good oral hygiene. As we look ahead, that gives the dentists, management, staff and shareholders at Monarch Dental Corporation something to smile about as well.

                                  Page 9 or 9

ITEM 6. SELECTED FINANCIAL DATA

    The selected consolidated statement of income data for the years ended December 31, 2000, 1999, 1998, 1997 and 1996, and the selected consolidated balance sheet data at December 31, 2000, 1999, 1998, 1997, and 1996, have been derived from the Consolidated Financial Statements of Monarch Dental Corporation (the "Company") that have been audited by Arthur Andersen LLP, independent public accountants. The following selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company.

                                                                                    YEARS ENDED DECEMBER 31,

(IN THOUSANDS, EXCEPT PER SHARE DATA)                              2000         1999        1998         1997         1996
                                                                ----------   ----------  ----------   ----------   ----------
CONSOLIDATED STATEMENT OF INCOME DATA:
    Patient revenue, net                                        $  211,339   $  204,070  $  129,601   $   68,619   $   35,980
    Operating expenses:
         Provider salaries and benefits                             70,484       67,089      40,283       21,179       10,527
         Clinical and other salaries and benefits                   56,657       53,195      36,556       18,803        9,386
         Dental supplies                                            10,534       10,386       6,898        4,282        2,216
         Laboratory fees                                            11,068        9,888       5,954        2,902        1,648
         Occupancy                                                  10,265       10,066       7,265        3,709        1,937
         Advertising                                                 2,684        3,073       2,436        1,781        1,210
         Other operating expenses                                   24,693       22,031      17,855        7,944        4,839
         Strategic alternative costs                                 2,347           --          --           --           --
         Depreciation and amortization                              11,110       10,549       9,863        2,938        1,430
                                                                ----------   ----------  ----------   ----------   ----------
                                                                   199,842      186,277     127,110       63,538       33,193
                                                                ----------   ----------  ----------   ----------   ----------
    Operating income                                                11,497       17,793       2,491        5,081        2,787
    Interest expense, net                                           10,527        7,687       2,872        1,545        1,687
    Minority interest in consolidated subsidiaries                     278          225          12           46           --
                                                                ----------   ----------  ----------   ----------   ----------
    Income (loss) before income taxes and extraordinary item           692        9,881        (393)       3,490        1,100
    Income taxes                                                     1,174        3,300          31        1,355          425
                                                                ----------   ----------  ----------   ----------   ----------
    Income (loss) before extraordinary item                           (482)       6,581        (424)       2,135          675
    Extraordinary loss on early extinguishment of debt,
          net of applicable tax benefit of $167                         --           --          --         (264)          --
                                                                ----------   ----------  ----------   ----------   ----------
    Net income (loss)                                           $     (482)  $    6,581  $     (424)  $    1,871   $      675
                                                                ==========   ==========  ==========   ==========   ==========
    Net income (loss) per common share(1):
          Income (loss) before extraordinary item               $    (0.04)  $     0.53  $    (0.04)  $     0.34   $     0.24
          Extraordinary item                                            --           --          --        (0.05)          --
                                                                ----------   ----------  ----------   ----------   ----------
          Net income (loss)                                     $    (0.04)  $     0.53  $    (0.04)  $     0.29   $     0.24
                                                                ==========   ========== ===========  ===========   ==========
    Net income (loss) per common share - assuming dilution(1):
          Income (loss) before extraordinary item               $    (0.04)  $     0.53  $    (0.04)  $     0.26   $     0.13
          Extraordinary item                                            --           --          --        (0.04)          --
                                                                ----------   ----------  ----------   ----------   ----------
          Net income (loss)                                     $    (0.04)  $     0.53  $    (0.04)  $     0.22   $     0.13
                                                                ==========   ==========  ==========   ==========   ==========
    Weighted average common shares outstanding -  basic             12,874       12,507      10,805        6,369        2,846
    Weighted average common and common
          equivalent shares outstanding - diluted                   12,874       12,514      10,805        8,346        5,077

----------
 (1) Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements.


                                                                         DECEMBER 31,

(IN THOUSANDS)                                   2000          1999          1998          1997         1996
                                              ----------    ----------    ----------    ----------   ----------
CONSOLIDATED BALANCE SHEET DATA:
    Cash and cash equivalents                 $    3,000    $    4,843    $    3,993    $    2,975   $    1,059
    Working capital (deficit)                      2,614        (7,525)      (13,902)        1,337       (3,995)
    Total assets                                 171,696       179,866       167,418        64,592       32,906
    Long-term debt, less current maturities       76,967        77,183        71,328        11,200       18,769
    Redeemable equity securities                      --            --            --            --        9,711
    Total stockholders' equity (deficit)          67,508        66,594        57,463        41,966       (5,408)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934, including statements under "Liquidity and Capital Resources" regarding the availability of cash from operations to fund core operations, interest expense, obligations under the Company's amended loan agreement and statements regarding the possible issuance of debt or equity securities. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among others, risks associated with the Company's reliance on certain personnel, high levels of indebtedness, acquisition strategy and expansion within existing markets, possible volatility and possible delisting of Common Stock, competition and other risks detailed in the Company's Securities and Exchange Commission filings. These and other risk factors are listed below under the caption "Certain Factors That May Affect Future Results."

OVERVIEW

         The Company manages dental group practices in selected markets located in Texas, Wisconsin, Pennsylvania, Virginia, Ohio, Arkansas, Utah, Colorado, Georgia, New Jersey, Florida, Indiana, Arizona and New Mexico. The managed dental facilities (each, a "Dental Office" and collectively, the "Dental Offices") provide general dentistry services such as examinations, cleanings, fillings, bonding, placing crowns and fitting and placing fixed or removable prostheses. Many of the Dental Offices also provide specialty dental services such as orthodontics, oral surgery, endodontics, periodontics and pediatric dentistry. The Dental Offices focus on fee-for-service dentistry, supplementing this business with revenue from contracts with capitated managed dental care plans.

         The Company seeks to build geographically dense networks of dental providers by expanding within its existing markets. The Company has generated growth within its existing markets by increasing patient volume and fees generated in existing Dental Offices, either on a per-patient or per-procedure basis, by increasing the physical space of existing Dental Offices and by opening Dental Offices on a de novo basis. The Company has entered selected new markets by acquiring dental group practices. The Company has used the acquired dental group practice as a "pedestal" from which to expand within the newly entered market.

         The Company's most recent "pedestal" acquisition was completed in September 1998. Since that time, the Company's acquisition activity has slowed due to financing constraints and expansion efforts have focused on acquiring dental practices in existing markets when opportunities arise in order to strengthen the Company's presence in existing these markets. Patient revenue, net increased from $129.6 million in 1998 to $204.1 million in 1999, an increase of 57.5%, and increased to $211.3 million in 2000, representing an increase of 3.6% over 1999. Since 1997, the Company increased the number of markets in which it operates from eight to 20 through acquisitions and increased the number of Dental Offices it manages from 99 to 189 through acquisitions and the opening of new offices, as shown in the table below.

                                    2000          1999            1998(1)        1997         1996
                                 ----------    ----------       ----------    ----------   ----------
Offices at beginning of period          190           192               99            53           12
De novo offices                           1            --                7             7            2
Acquired offices                          1             7               88            39           39
Closed offices                           (3)           (9)              (2)           --           --
                                 ----------    ----------       ----------    ----------   ----------
Offices at end of period                189           190              192            99           53
                                 ==========    ==========       ==========    ==========   ==========

(1) Includes two less acquired offices due to two office closings prior to the Valley Forge Dental Associates, Inc. acquisition.

         The growth of the Company since 1996 continues to place strains on the Company's management, operations and systems. It has also resulted in substantially increased operating expenses, including expense levels associated with the operation of the Dental Offices (mainly salaries, benefits and other expenses) as well as increased depreciation and amortization and interest expense. The Company's 2000 results of operations were also materially affected by strategic alternative costs of $2.3 million on a pre-tax basis, or approximately $0.11 per share after tax. These costs resulted primarily from legal, investment banking and other professional fees incurred from efforts to explore strategic alternatives in order to expand the Company's growth opportunities and maximize shareholder value. These efforts included exploring potential strategic transactions, such as the possible sale or merger of the Company or a subordinated debt transaction. On November 20, 2000, the Company announced that it had terminated discussions with a third party concerning a potential strategic transaction. On February 15, 2001, the Company announced that it had terminated discussions with third parties concerning the issuance of debt securities in a subordinated debt transaction. In addition, the Company also incurred in the fourth quarter of 2000 a non-recurring expense of $1.0 million consisting of severance payments to Gary W. Cage, who resigned as President and Chief Executive Officer of the Company in October 2000.

         The Company's 1999 results of operations were materially affected by two items recorded in the second quarter and two items recorded in the fourth quarter, which in the aggregate increased net income $2.3 million, or approximately $0.18 per share. In the second quarter, a $1.0 million pre-tax charge was recorded related to the settlement of a dispute with the former shareholders of an acquired company. This amount was offset by a $1.0 million pre-tax reduction in liabilities related to a favorable outcome of a dispute with a former owner of an acquired dental practice. In the fourth quarter, a nontaxable $2.9 million credit, net of related legal expenses, was recorded in conjunction with a settlement of a dispute with the sellers of an affiliated dental practice. This credit was offset by an income tax adjustment of $588,000 relating to goodwill amortization that is not deductible for tax purposes.

         The Company's 1998 results of operations were materially affected by unusual charges recorded in the fourth quarter of $7.7 million in the aggregate on a pre-tax basis ($4.9 million after tax). These charges include $1.6 million associated with the change of status of Dr. Warren F. Melamed, the Company's founder, who is no longer an employee but remains as a Director of the Company, $3.3 million relating to goodwill impairments associated with the closure of certain Dental Offices in Houston and Austin, Texas and Arkansas, $1.8 million in litigation expenses related to the settlement of a dispute with the former shareholders of an acquired company and the settlement of a dispute with a former owner of an acquired dental practice, and $1.0 million associated with non-impairment expenses incurred in conjunction with the closing of the aforementioned Dental Offices.

         Acquisitions. From 1996 to 1998, the Company conducted an active program to identify dental group practices outside of the Dallas-Fort Worth market as potential acquisition candidates with a view to expanding the Company's operations into new markets. Since December 31, 1995, the Company has completed the following acquisitions:

                                               NUMBER OF       NUMBER OF         DATE         EFFECTIVE DATE
DENTAL GROUP PRACTICE / MARKET              DENTAL OFFICES    DENTISTS(1)       FOUNDED       OF ACQUISITION
------------------------------              --------------    ----------        -------       --------------
1996 in-markets                                     1              1             1981         October 1996
1997 in-markets                                     4              4            Various       Various
1998 in-markets                                     7              7            Various       Various
1999 in-markets                                     7              9            Various       Various
2000 in-markets                                     1              1             1962         November 2000
MacGregor Dental Centers, Houston                  15             42             1962         February 1996
Midwest Dental Care, Wisconsin                     22             36             1975         September 1996
Convenient Dental Care, Arkansas                    1              6             1982         November 1996
Arkansas Dental Health, Arkansas                    3              7             1984         January 1997
United Dental Care, Arkansas                        9             15             1990         April 1997
Dental Centers of Indiana, Indiana                 11             14             1980         August 1997
J.B. Hays, Arkansas                                 1              6             1994         October 1997
Three Peaks Dental Management, Colorado             6             10             1990         November 1997
Press Family Dental, San Antonio                    3             14             1971         November 1997
Dental America, Midland - Odessa                    2              4             1994         December 1997
Dental Care One, Ohio                               8             14             1979         March 1998
Managed Dental Care Centers, Austin & New
  Mexico                                            9             10             1995         June 1998
Valley Forge Dental Associates, Various            55            130             1995         September 1998
Talbert Dental, Arizona and Utah                   10             32             1973         September 1998

----------
(1) Includes full-time general dentists and specialists employed by or under contract with the Company (in the case of Midwest) or the applicable professional corporation (in the case of each dental group practice other than Midwest).

For information concerning the purchase prices for these acquisitions, each of which was accounted for as a purchase, reference is made to Note 3 of the Company's Consolidated Financial Statements included herein.

         During 2000 and 1999, as a result of its focus on internal operations and the limited availability of additional capital, the Company significantly reduced its acquisition activity. Per the terms of the Company's amended Credit Facility, the Company is prohibited from making acquisitions without bank approval.

         Existing Market Development. The Company commenced operations in 1983 with a group dental practice in Dallas. From its founding in 1983 through December 31, 2000, the Company opened 28 additional Dental Offices on a de novo basis (21 in Dallas-Fort Worth, three in Houston, two in San Antonio and one each in Indiana and Atlanta.) The Company completed its first acquisition of a solo practice in an existing market (Dallas-Fort Worth) in October 1996. The Company purchased four solo practices in existing markets (three in Dallas-Fort Worth and one in Houston) in 1997. The Company purchased seven solo practices in existing markets (one in Dallas-Fort Worth, two in Indiana, two in San Antonio, one in Wisconsin and one in Midland-Odessa) in 1998. The Company purchased seven solo practices in existing markets (three in Dallas-Fort Worth, three in Wisconsin and one in Georgia) in 1999 and in 2000 purchased one solo practice in the Wisconsin market. Patient revenue, net from the Company's Dallas-Fort Worth operations increased $8.8 million, or 35.5%, to $33.4 million in 1998, increased $12.3 million, or 36.9%, to $45.7 million in 1999 and increased $4.8 million, or 10.5% to $50.5 million in 2000. Operating income for the Company's Dallas-Fort Worth operations increased $1.8 million, or 52.2%, to $5.2 million in 1998, increased $3.3 million, or 63.2%, to $8.5 million in 1999 and increased $2.2 million, or 25.4% to $10.7 million in 2000. However, there can be no assurance that the Company's revenue and operating income in this market will continue to grow at these historical rates or that the Company's operations in other markets will grow at rates comparable to those experienced in Dallas-Fort Worth.

         The average investment by the Company in the seventeen de novo Dental Offices opened since January 1, 1996 was approximately $267,000, which includes the cost of equipment, leasehold improvements and working capital associated with the initial operations. Twelve de novo Dental Offices opened since January 1, 1996 began contributing operating income to the Company within three months of opening. The remaining five de novo Dental Offices opened since January 1, 1996 began contributing operating income to the Company within four, five, five, seven and fifteen months, respectively, of opening. Future de novo Dental Offices, however, may require a greater investment by the Company and may not begin contributing operating income to the Company within that period of time. The Company expenses operating costs (other than costs related to fixed assets) in connection with the establishment of a de novo Dental Office as these costs are incurred.

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

         The Company's Revenue is derived principally from fee-for-service Revenue and Revenue from capitated managed dental care plans. Fee-for-service Revenue consists of Revenue of the P.C.s or the Company (in states in which the ownership of dental practices by the Company is permitted) received from indemnity dental plans, preferred provider plans and direct payments by patients not covered by any third-party payment arrangement. Managed dental care Revenue consists of Revenue of the P.C.s or the Company (in states in which the ownership of dental practices by the Company is permitted) received from capitated managed dental care plans, including capitation payments and patient co-payments. Capitated managed dental care contracts are between dental benefits organizations, the Company and the P.C.s (except in Wisconsin). Under the Management Agreements, the Company negotiates and administers these contracts on behalf of the P.C.s. Under a capitated managed dental care contract, the dental group practice provides dental services to the members of the dental benefits organization and receives a fixed monthly capitation payment for each plan member covered for a specific schedule of services regardless of the quantity or cost of services to the participating dental group practice obligated to provide them. This arrangement shifts the risk of utilization of these services to the dental group practice providing the dental services. Because the Company assumes responsibility under the Management Agreements for all aspects of the operation of the dental practices (other than the practice of dentistry) and thus bears all costs of the P.C.s associated with the provision of dental services at the Dental Offices (other than compensation and benefits of dentists and hygienists), the risk of over-utilization of dental services at the Dental Offices under capitated managed dental care plans is effectively shifted to the Company. In addition, dental group practices participating in a capitated managed dental care plan often receive co-payments for more complicated or elective procedures. In contrast, under traditional indemnity insurance arrangements, the insurance company pays a percentage of reasonable charges that are billed by the dental group practice for the dental services provided.

         The Company seeks to increase fee-for-service business at the Dental Offices by increasing the size of existing offices, opening new offices and advertising. The Company seeks to supplement this fee-for-service business with Revenue from contracts with capitated managed dental care plans. Fee-for-service Revenue accounted for 58.2%, 59.5% and 59.8% of the Company's total Revenue for 2000, 1999 and 1998, respectively. Managed dental care Revenue increased as a percentage of Revenue to 41.8% in 2000 from 40.5% in 1999 and 40.2% in 1998. As the Company has increased capacity by expanding within its existing markets and into new markets, managed dental care Revenue has contributed to overall higher utilization of the Company's facilities. Thus, although the Company's fee-for-service business generally is more profitable than its capitated managed dental care business on a per-patient and per-procedure basis, capitated managed dental care business serves to increase facility utilization and dentist productivity.

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

RESULTS OF OPERATIONS

         The following table sets forth the percentages of Revenue represented by certain items reflected in the Company's consolidated statements of income. The information that follows should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                      YEAR ENDED DECEMBER 31,
                                              ---------------------------------------
                                                 2000           1999          1998
                                              ----------     ----------    ----------
Patient revenue, net                               100.0%         100.0%        100.0%
Operating expenses:
   Provider salaries and benefits                   33.3           32.9          31.1
   Clinical and other salaries and benefits         26.8           26.1          28.2
   Dental supplies                                   5.0            5.1           5.3
   Laboratory fees                                   5.2            4.8           4.6
   Occupancy                                         4.9            4.9           5.6
   Advertising                                       1.3            1.5           1.9
   Other operating expenses                         11.7           10.8          13.8
   Strategic alternative costs                       1.1             --            --
   Depreciation and amortization                     5.3            5.2           7.6
                                              ----------     ----------    ----------
                                                    94.6           91.3          98.1
                                              ----------     ----------    ----------
Operating income                                     5.4            8.7           1.9
Interest expense, net                                5.0            3.8           2.2
Minority interest in consolidated
  subsidiaries                                       0.1            0.1            --
                                              ----------     ----------    ----------
Income (loss) before income taxes                    0.3            4.8          (0.3)
Income taxes                                         0.5            1.6            --
                                              ----------     ----------    ----------
Net income (loss)                                   (0.2)%          3.2%         (0.3)%
                                              ==========     ==========    ==========


YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR ENDED DECEMBER 31, 1999

         Patient revenue, net. Revenue increased to $211.3 million for 2000 from $204.1 million for 1999, an increase of $7.2 million, or 3.6%. This increase resulted primarily from same store revenue growth generated by the implementation of revenue enhancement initiatives in 2000 including patient focused marketing programs and the expansion or relocation of twenty existing Dental Offices and to a lesser extent the opening of one de novo Dental Office and the acquisition of one dental practice. The revenue initiatives were partially offset by severe winter weather experienced in many of the Company's markets in December 2000, which resulted in several offices being closed for up to five business days during the month.

         Fee-for-service Revenue (i.e., revenue derived from indemnity dental plans, preferred provider plans and direct payments by patients not covered by any third-party payor) increased to $123.1 million for 2000 from $121.4 million for 1999, an increase of $1.7 million, or 1.4%. This increase resulted primarily from same store revenue growth generated by the implementation of revenue enhancement initiatives in 2000 including patient focused marketing programs and the expansion or relocation of twenty existing Dental Offices and to a lesser extent the opening of one de novo Dental Office and the acquisition of one dental practice. The revenue initiatives were partially offset by severe winter weather experienced in many of the Company's markets in December 2000, which resulted in several offices being closed for up to five business days during the month. Managed dental care Revenue (i.e., revenue from capitated managed dental care plans, including capitation payments and patient co-payments) increased to $88.2 million for 2000 from $82.7 million for 1999, an increase of $5.5 million, or 6.8%. This increase resulted primarily from several new managed care contracts, which had more favorable capitated payments and co-payments as compared with previous contracts. As a percent of Revenue, fee-for-service Revenue decreased to 58.2% for 2000 from 59.5% for 1999.

         Provider salaries and benefits. Provider salaries and benefits expense increased to $70.5 million for 2000 from $67.1 million for 1999, an increase of $3.4 million, or 5.1%. This increase resulted primarily from increased dentist and hygienist compensation due to a higher level of production at the Dental Offices and to a lesser extent the expansion or relocation of twenty existing Dental Offices, the opening of one de novo Dental Office and the acquisition of one dental practice. As a percent of Revenue, provider salaries and benefits expense increased to 33.3% for 2000 from 32.9% for 1999. This increase was due principally to increased dentist compensation as a percentage of revenue in several of the Company's markets.

         Clinical and other salaries and benefits. Clinical and other salaries and benefits expense increased to $56.7 million for 2000 from $53.2 million for 1999, an increase of $3.5 million, or 6.5%. This increase resulted primarily from annual merit increases, increased costs related to employee benefits and $1.0 million in severance payments made to a former executive of the Company and to a lesser extent the expansion or relocation of twenty existing Dental Offices, the opening of one de novo Dental Office and the acquisition of one dental practice. As a percent of Revenue, clinical and other salaries and benefits expense increased to 26.8% for 2000 from 26.1% for 1999. This increase was due primarily to $1.0 million in severance payments made to a former executive of the Company and to a lesser extent due to the higher costs of employee benefits.

         Dental supplies. Dental supplies expense increased to $10.5 million for 2000 from $10.4 million for 1999, an increase of $148,000, or 1.4%. This increase resulted primarily from increased production at the Dental Offices and to a lesser extent the expansion or relocation of twenty existing Dental Offices, the opening of one de novo Dental Office and the acquisition of one dental practice. As a percent of Revenue, dental supplies expense decreased slightly to 5.0% for 2000 from 5.1% for 1999.

         Laboratory fees. Laboratory fee expense increased to $11.1 million for 2000 from $9.9 million for 1999, an increase of $1.2 million, or 11.9%. This increase resulted primarily from increased production at the Dental Offices, increased use of higher quality crowns as well as an increase in material costs used in the production of crowns and to a lesser extent the expansion or relocation of twenty existing Dental Offices, the opening of one de novo Dental Office and the acquisition of one dental practice. As a percent of Revenue, laboratory fee expense increased to 5.2% for 2000 from 4.8% for 1999. This increase was due primarily to increased usage of higher quality, more costly crowns as well as an increase in material costs used in the production of crowns.

         Occupancy. Occupancy expense increased to $10.3 million for 2000 from $10.1 million for 1999, an increase of $199,000, or 2.0%. The expense associated with the opening of one de novo Dental Office, the expansion or relocation of twenty existing Dental Offices and the acquisition of one dental practice was partially offset by three Dental Office closures during 2000. As a percent of Revenue, occupancy expense remained constant at 4.9% for 2000 and 1999.

         Advertising. Advertising expense decreased to $2.7 million for 2000 from $3.1 million for 1999, a decrease of $389,000, or 12.7%. This decrease resulted primarily from cost control initiatives that included the use of lower cost advertising. A greater emphasis was placed on direct mailings and other types of print advertising as opposed to the more expensive television and radio advertising. As a percent of Revenue, advertising expense decreased to 1.3% for 2000 from 1.5% for 1999. This decrease resulted from the use of lower cost advertising and the leveraging of advertising expense against increased revenue.

         Other operating expenses. Other operating expenses increased to $24.7 million for 2000 from $22.0 million for 1999, an increase of $2.7 million, or 12.1%. This increase resulted primarily from a $2.9 million credit recorded in the fourth quarter of 1999 representing the settlement of a dispute with the sellers of an affiliated dental practice. As a percent of Revenue, other operating expenses increased to 11.7% for 2000 from 10.8% for 1999. This increase was due principally to the $2.9 million credit recorded in the fourth quarter of 1999.

         Strategic alternative costs. Strategic alternative costs were $2.3 million for 2000 resulting primarily from legal, investment banking and other professional fees incurred from efforts to explore strategic alternatives in order to expand the Company's growth opportunities and maximize shareholder value. These efforts included exploring potential strategic transactions, such as the possible sale or merger of the Company or a subordinated debt transaction.

On November 20, 2000, the Company announced that it had terminated discussions with a third party concerning a potential strategic transaction. On February 15, 2001, the Company announced that it had terminated discussions with third parties concerning the issuance of debt securities in a subordinated debt transaction.

         Depreciation and amortization. Depreciation and amortization expense increased to $11.1 million for 2000 from $10.5 million for 1999, an increase of $562,000, or 5.3%. This increase resulted primarily from additional goodwill amortization and depreciation expense on fixed assets associated with the expansion or relocation of twenty existing Dental Offices, the opening of one de novo Dental Office and the acquisition of one dental practice.

         Operating income. Operating income decreased to $11.5 million for 2000 from $17.8 million for 1999, a decrease of $6.3 million, or 35.4%. This decrease resulted primarily from a $2.9 million credit recorded in the fourth quarter of 1999 representing the settlement of a dispute with the sellers of an affiliated dental practice, $2.3 million in strategic alternative costs in 2000 incurred from efforts to explore strategic alternatives, $1.0 million in severance payments made to a former executive of the Company in the fourth quarter of 2000 and increased salary and laboratory costs at the dental offices. As a percent of Revenue, operating income decreased to 5.4% for 2000 from 8.7% for 1999. This decrease was due principally to the items discussed above.

         Interest expense, net. Interest expense, net increased to $10.5 million for 2000 from $7.7 million for 1999, an increase of $2.8 million, or 36.9%. This increase resulted primarily from amortization expense related to capitalized loan fees which includes the amortization of warrants awarded to the Company's bank syndicate in conjunction with an amendment to the Company's loan agreement associated with its Credit Facility. Additionally, the Company had higher average outstanding debt balances and higher interest rates in 2000 than in 1999. Average debt outstanding under the Credit Facility totaled $81.5 million for 2000 compared to average debt outstanding of $78.5 million for 1999. The average interest rate for 2000 was approximately 10.3% compared to a rate of approximately 8.7% in 1999.

         Minority interest in consolidated subsidiaries. Minority interest in consolidated subsidiaries increased to $279,000 for 2000 from $224,000 for 1999, an increase of $55,000, or 24.1%. This increase resulted from higher net income in markets that are not wholly-owned by the Company in 2000 compared to 1999.

         Income taxes. Income tax expense decreased to $1.2 million for 2000 from $3.3 million for 1999, a decrease of $2.1 million, or 64.5%. This decrease resulted from lower income before income taxes, which decreased to $692,000 for 2000 from $9.9 million for 1999, a decrease of $9.2 million, or 93.0%.

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

         Fee-for-service Revenue (i.e., Revenue derived from indemnity dental plans, preferred provider plans and direct payments by patients not covered by any third-party payor) increased to $121.4 million for 1999 from $77.5 million for 1998, an increase of $43.9 million, or 56.7%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of fee-for-service Revenue (approximately $32.0 million) in 1999. In existing markets, fee-for-service Revenue increased to $76.6 million for 1999 from $64.7 million for 1998, representing an increase of $11.9 million, or 18.5%. Existing market growth resulted primarily from the expansion or relocation of twenty-two existing Dental Offices and the acquisition of seven dental practices offset by nine Dental Office closures. Managed dental care Revenue (i.e., Revenue from capitated managed dental care plans, including capitation payments and patient co-payments) increased to $82.7 million for 1999 from $52.1 million for 1998, an increase of $30.6 million, or 58.6%. This increase resulted primarily from the acquisitions of Valley Forge and Talbert in September 1998 which provided eight additional months of managed dental care Revenue (approximately $23.0 million) in 1999. In existing markets, managed dental care Revenue increased to $47.9 million for 1999 from $40.4 million for 1998, an increase of $7.5 million or 18.5%. The increase in existing markets resulted primarily from the expansion or relocation of twenty-two existing Dental Offices and the acquisition of seven dental practices offset by nine Dental Office closures. As a percent of Revenue, fee-for-service Revenue decreased to 59.5% from 59.8% for 1999 and 1998, respectively.

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

         Minority interest in consolidated subsidiaries. Minority interest in consolidated subsidiaries increased to $224,000 for 1999 from $12,000 for 1998, an increase of $212,000, or 1,775.0%. This increase resulted from higher net income in markets that are not wholly-owned by the Company in 1999 compared to 1998.

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

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

    The following table sets forth unaudited quarterly consolidated operating results for each of the Company's last eight quarters ended December 31, 2000. This information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly consolidated results are not necessarily indicative of future consolidated results of operations. This information should be read in conjunction with the Consolidated Financial Statements and Notes.

                                                                                  QUARTER ENDED
                                             -------------------------------------------------------------------------------------
                                             DEC. 31,   SEPT. 30,   JUNE 30,  MAR. 31,     DEC. 31,  SEPT. 30,  JUNE 30,  MAR. 31,
                                              2000(1)      2000       2000      2000        1999(2)     1999      1999      1999
                                             --------   ---------   --------  --------     --------  ---------  --------  --------
                                                                              (DOLLARS IN THOUSANDS)
Patient revenue, net ......................  $ 50,167   $  51,979   $ 54,170  $ 55,023     $ 51,949  $  51,196  $ 51,470  $ 49,455
Operating expenses:
  Provider salaries and benefits ..........    17,068      17,411     18,077    17,928       16,920     16,792    17,210    16,167
  Clinical and other salaries and
    benefits ..............................    15,409      13,819     13,844    13,585       13,451     13,310    13,379    13,055
  Dental supplies .........................     2,582       2,423      2,561     2,968        2,725      2,432     2,580     2,649
  Laboratory fees .........................     2,757       2,825      2,622     2,864        2,564      2,794     2,211     2,319
  Occupancy ...............................     2,549       2,609      2,524     2,583        2,419      2,577     2,493     2,576
  Advertising .............................       680         758        579       667          641        838       864       730
  Other operating expenses ................     6,270       6,165      5,868     6,390        3,501      5,769     6,184     6,579
  Strategic alternative costs .............     1,288         586        473        --           --         --        --        --
  Depreciation and amortization ...........     2,883       2,755      2,757     2,715        2,562      2,769     2,656     2,562
                                             --------   ---------   --------  --------     --------  ---------  --------  --------
                                               51,486      49,351     49,305    49,700       44,783     47,281    47,577    46,637
                                             --------   ---------   --------  --------     --------  ---------  --------  --------
Operating income (loss) ...................    (1,319)      2,628      4,865     5,323        7,166      3,915     3,893     2,818
Interest expense, net .....................     2,694       2,688      2,564     2,582        2,215      1,788     1,905     1,778
Minority interest in consolidated
  subsidiaries ............................        33          77         81        87            6         48       137        34
                                             --------   ---------   --------  --------     --------  ---------  --------  --------
Income (loss) before income taxes .........    (4,046)       (137)     2,220     2,654        4,945      2,079     1,851     1,006
Income taxes ..............................    (1,037)         16      1,001     1,193        1,374        809       725       392
                                             --------   ---------   --------  --------     --------  ---------  --------  --------
Net income (loss) .........................  $ (3,009)  $    (153)  $  1,219  $  1,461     $  3,571  $   1,270  $  1,126  $    614
                                             ========   =========   ========  ========     ========  =========  ========  ========


Net income (loss) per common share ........  $  (0.23)  $   (0.01)  $   0.09  $   0.11     $   0.28  $    0.10  $   0.09  $   0.05
                                             ========   =========   ========  ========     ========  =========  ========  ========
Net income (loss) per common share-
  assuming dilution .......................  $  (0.23)  $   (0.01)  $   0.09  $   0.11     $   0.28  $    0.10  $   0.09  $   0.05
                                             ========   =========   ========  ========     ========  =========  ========  ========
Weighted average number of common
  shares outstanding ......................    12,905      12,905     12,847    12,839       12,719     13,181    13,003    12,086
                                             ========   =========   ========  ========     ========  =========  ========  ========
Weighted average number of common and
  common equivalent shares outstanding ....    12,905      12,905     13,374    13,312       12,732     13,181    13,003    12,086
                                             ========   =========   ========  ========     ========  =========  ========  ========

(1) Includes the effect of approximately $1.0 million (pre-tax) in severance payments made to a former executive of the Company.

(2) Includes the effect of an approximately $2.9 million credit, net of related legal expenses, relating to the settlement of a dispute with the sellers of an affiliated dental practice offset by a $588,000 income tax adjustment relating to goodwill amortization that is not deductible for tax purposes.

                                                                                QUARTER ENDED
                                        -------------------------------------------------------------------------------------------
                                        DEC. 31,    SEPT. 30,    JUNE 30,   MAR. 31,     DEC. 31,   SEPT. 30,   JUNE 30,   MAR. 31,
                                         2000(1)       2000        2000       2000        1999(2)      1999       1999       1999
                                        --------    ---------    --------   --------     --------   ---------   --------   --------
                                                                             PERCENTAGE OF REVENUE
                                        -------------------------------------------------------------------------------------------
Patient revenue, net .................     100.0%       100.0%      100.0%     100.0%       100.0%      100.0%     100.0%     100.0%
Operating expenses:
  Provider salaries and benefits .....      34.0         33.5        33.4       32.6         32.6        32.8       33.4       32.7
  Clinical and other salaries and
    benefits .........................      30.7         26.6        25.5       24.7         25.9        26.0       26.0       26.4
  Dental supplies ....................       5.1          4.7         4.7        5.4          5.2         4.8        5.0        5.4
  Laboratory fees ....................       5.5          5.4         4.8        5.2          4.9         5.5        4.3        4.7
  Occupancy ..........................       5.1          5.0         4.7        4.7          4.7         5.0        4.8        5.2
  Advertising ........................       1.4          1.4         1.1        1.2          1.2         1.6        1.7        1.5
  Other operating expenses ...........      12.5         11.9        10.8       11.6          6.8        11.3       12.0       13.2
  Strategic alternative costs ........       2.6          1.1         0.9         --           --          --         --         --
  Depreciation and amortization ......       5.7          5.3         5.1        4.9          4.9         5.4        5.2        5.2
                                        --------    ---------    --------   --------     --------   ---------   --------   --------
                                           102.6         94.9        91.0       90.3         86.2        92.4       92.4       94.3
                                        --------    ---------    --------   --------     --------   ---------   --------   --------
Operating income (loss) ..............      (2.6)         5.1         9.0        9.7         13.8         7.6        7.6        5.7
Interest expense, net ................       5.4          5.2         4.7        4.7          4.3         3.4        3.7        3.6
Minority interest in consolidated
subsidiaries .........................       0.1          0.2         0.2        0.2           --         0.1        0.3        0.1
                                        --------    ---------    --------   --------     --------   ---------   --------   --------
Income (loss) before income taxes ....      (8.1)        (0.3)        4.1        4.8          9.5         4.1        3.6        2.0
Income taxes .........................      (2.1)          --         1.8        2.1          2.6         1.6        1.4        0.8
                                        --------    ---------    --------   --------     --------   ---------   --------   --------
Net income (loss) ....................      (6.0)%       (0.3)%       2.3%       2.7%         6.9%        2.5%       2.2%       1.2%
                                        ========    =========    ========   ========     ========   =========   ========   ========

(1) Includes the effect of approximately $1.0 million (pre-tax) in severance payments made to a former executive of the Company.

(2) Includes the effect of an approximately $2.9 million credit, net of related legal expenses, relating to the settlement of a dispute with the sellers of an affiliated dental practice offset by a $588,000 income tax adjustment relating to goodwill amortization that is not deductible for tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 2000, the Company had a $2.6 million working capital surplus in contrast to a working capital deficit of $7.5 million at December 31, 1999. This working capital surplus included current assets of $25.8 million, consisting of $3.0 million in cash and cash equivalents, $17.9 million in accounts receivable, net of allowances, prepaid expenses and other current assets of $3.1 million and $1.8 million in income tax receivable. Current assets were partially offset by current liabilities of $23.2 million, consisting of $4.2 million in accounts payable, $9.8 million in accrued liabilities, $4.8 million in amounts payable to affiliated dental group practices as consideration for accounts receivable acquired from such group practices and $4.4 million in current maturities of notes payable and capital lease obligations. The Company's principal sources of liquidity as of December 31, 2000 consisted of cash and cash equivalents and net accounts receivable. There can be no assurance that the Company's working capital surplus will continue in the future.

         For 2000 and 1999, cash provided by operations was $11.3 million and $5.0 million, net of a non-cash reduction of other liabilities of $3.4 million due to the settlement of a dispute with the sellers of an affiliated dental practice, respectively.

         Cash used in investing activities was $8.7 million for 2000 and $13.9 million for 1999. For 2000, $4.7 million was utilized to meet contingent payments for acquisitions completed in prior periods, $751,000 was utilized for acquisitions, $3.1 million was invested in the purchase of additional property and equipment and $154,000 was utilized for other investing activities. For the year ended December 31, 1999, $8.8 million was utilized for acquisitions and to meet contingent payments for acquisitions completed in prior periods and $5.1 million was invested in the purchase of additional property and equipment.

         For 2000, cash used in financing activities was $4.5 million primarily comprised of the repayment of $6.8 million in outstanding debt offset by $2.7 million in net borrowings. For 1999, cash provided by financing activities was $9.8 million primarily comprised of $16.8 million in net borrowings offset by the repayment of $5.3 million in outstanding debt and $1.6 million in debt issuance costs.

         The Company has a Credit Facility with a bank syndicate. The Loan Agreement associated with the Credit Facility was amended in April 2001 and expires on July 1, 2002. The amendment to the Loan Agreement was necessitated because the prior Loan Agreement was due to expire on June 30, 2001 and the Company's failure to raise $15.0 million in subordinated debt. At December 31, 2000, the Company had $79.8 million outstanding under the Credit Facility. The amounts outstanding under the Credit Facility bear interest at the lead lender's prime rate plus three percent with interest payments due on a monthly basis. The Credit Facility requires the Company to repay principal based on a schedule whereby monthly payments are made aggregating $1.0 million, $1.3 million and $1.3 million in the second, third and fourth quarters of 2001, respectively, and $2.0 million and $2.3 million in the first quarter of 2002 and two months ended May 31, 2002, respectively. Additional principal payments will be required two times during the term of the Credit Facility if the Company exceeds certain earnings projections. Bank fees totaling $601,000 are to be paid in equal installments on April 30, 2001 and June 1, 2001. A $500,000 fee is due on December 31, 2001 and April 30, 2002 if certain thresholds above the required amortization are not met. In connection with the

April 2001 amendment, the lenders will receive warrants to purchase shares of the Company's Common Stock at an exercise price of $0.01 per share, equal to 5% of the outstanding shares of the Company's Common Stock as of July 1, 2002, if all outstanding debt is not paid in full by July 1, 2002. In connection with a prior amendment, the Company issued to the lenders warrants to purchase 394,721 shares of the Company's Common Stock at an exercise price of $0.01 per share. The Credit Facility prohibits the Company from incurring additional indebtedness, incurring liens, disposing of assets, making investments or making acquisitions without bank approval, and requires the Company to maintain certain financial covenants. These covenants require the Company to maintain minimum total net worth of $66.5 million as of December 31, 2001; minimum EBITDA, on a trailing three month basis, of $5.3 million as of April 30, 2001; and a limit on capital expenditures of $3.0 million from April 1, 2001 through December 31, 2001. These covenants fluctuate in future periods. The Credit Facility is secured by all of the assets of the Company.

         At December 31, 2000, the Company was in default with the terms of the Credit Facility as a result of the failure to raise $15.0 million in subordinated debt and a financial covenant default related to the failure to raise the subordinated debt. Based on the amendment to the Credit Facility in April 2001, the Company is currently in compliance with the terms of its Credit Facility. The Company believes it will be able to comply with the financial covenants in the amended Credit Facility through July 1, 2002.

         The Company believes that cash generated from operations will be sufficient to fund its operating cash, capital requirements and debt service requirements in 2001. However, the Credit Facility expires by its terms on July 1, 2002, and all of the Company's debt thereunder will then be due. The Company will not generate sufficient cash flow by July 1, 2002 to repay all or a substantial portion of its debt under the Credit Facility. In order to meet its short-term and long-term liquidity needs, including the amortization requirements of the Credit Facility, the Company may issue additional equity and debt securities, subject to approval by the bank syndicate and market and other conditions.

         In June 1998, the Financial Accounting Standards Board issued SFAS
No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for certain financial instruments, including interest rate swap agreements. The Company enters into interest rate hedging agreements to manage its interest rate exposure. The Company adopted SFAS No. 133 on January 1, 2001 and its existing interest rate hedges were designated as cash flow hedges. The effective portion of the gain or loss on a cash flow hedge must be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion, if any, of the gain or loss on a cash flow hedge must be recognized currently in earnings. Based on the cash flow hedges in effect on December 31, 2000, derivative liabilities would have approximated $66,000. In future periods derivative liabilities will be recognized in the Company's consolidated balance sheet with an offsetting amount recognized in accumulated other comprehensive loss.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

RELIANCE ON CERTAIN PERSONNEL

         The success of the Company, including its ability to continue to integrate past acquisitions, depends on the continued services of a relatively limited number of members of the Company's senior management. To date, the Company has experienced difficulty in attracting enough qualified management personnel. The loss of the services of one or more members of the Company's senior management or the failure to add qualified management personnel could have a material adverse effect on the Company's business, financial condition and operating results.

RISKS ASSOCIATED WITH HIGH LEVELS OF INDEBTEDNESS

         The Company is subject to all of the risks normally associated with incurring high levels of indebtedness relative to available cash flow from operations, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest. At December 31, 2000, the Company had $79.8 million of outstanding indebtedness under its Credit Facility. This indebtedness matures on July 1, 2002 or earlier in the event the Company defaults under any of the covenants, including minimum net worth, minimum EBITDA and maximum capital expenditures, contained in its Credit Facility. Because the Company anticipates that only a small portion of its existing indebtedness will be repaid prior to maturity, it will be necessary for the Company to refinance its debt. Accordingly, there is a significant risk that the existing indebtedness will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness.

         In the event the Company is unable to refinance this indebtedness before July 1, 2002, its lenders may foreclose on the Company's assets or force the Company into bankruptcy upon maturity of the existing indebtedness, in which circumstances the Company's equity holders may experience a loss equal to the amount of their investment in the Company's Common Stock. In the event the Company is unable to refinance the indebtedness on terms as favorable as the terms of the existing indebtedness, the Company is likely to experience a material and adverse effect on its financial condition and results of operations.

RISKS ASSOCIATED WITH ACQUISITION STRATEGY

         The Company has grown substantially in the last five years, principally through acquisitions. The Company completed 31 acquisitions resulting in the addition of 174 Dental Offices from 1996 to 2000. The Company incurred substantial indebtedness to finance these acquisitions. The Company has experienced setbacks in managing and integrating certain acquired operations, which has adversely affected the Company's operating results. Failure of the Company's management to manage and integrate the Company's existing and acquired operations and to improve the operating performance of these operations could continue to have a material adverse effect on the Company's business, financial condition and operating results.

         The Company's long-term growth strategy historically emphasized entering selected new markets by acquiring group practices which have a significant market presence or which the Company believes can achieve such a presence in the near term, and seeking to use the acquired practices as a "pedestal" from which to expand. The Company does not have sufficient financing to continue to pursue this acquisition strategy under current conditions.

RISKS ASSOCIATED WITH EXPANSION WITHIN EXISTING MARKETS

         The Company seeks to increase revenue and profitability in existing markets by physically expanding its existing Dental Offices to add more general dentists, specialists and hygienists and by improving the efficiency of the Dental Offices. The Company's success will be dependent, in part, upon increasing the revenue from existing Dental Offices. The Company is subject to risks associated with this growth strategy, including the risk that the Company will be unable to successfully expand existing Dental Offices or increase efficiency through its management of the existing Dental Offices.

POSSIBLE VOLATILITY AND POSSIBLE DELISTING OF COMMON STOCK

         The trading price of the Company's Common Stock was subject to a major decline triggered by the Company's failure to meet the expectations of securities analysts and investors for the fourth quarter and year ended December 31, 1998. At December 31, 2000, the trading price of the Company's Common Stock was $0.50. At April 18, 2001, the trading price of the Company's Common Stock was $0.52. The Company cannot provide any assurance that the trading price of the Company's Common Stock will recover or that it will not experience a further decline. Moreover, the trading price of the Company's Common Stock could be subject to additional fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements by the Company or its competitors, governmental regulatory action, conditions in the health care industry generally or in the dental services industry specifically, or other events or factors, many of which are beyond the Company's control. The Company's operating results in future quarters may be below the expectations of securities analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially.

         On January 11, 2001, The Nasdaq Stock Market, Inc. ("NASDAQ") notified the Company that the Company would not remain eligible for continued listing on The Nasdaq SmallCap Market unless its Common Stock demonstrated compliance with NASDAQ's $1.00 minimum bid price requirement during the 90-day period ending April 11, 2001. On April 12, 2001, NASDAQ notified the Company that the Company's stock price did not maintain compliance with NASDAQ's minimum bid price requirement during the 90-day period ended April 11, 2001. On April 18, 2001, the Company requested a panel hearing as permitted by applicable NASDAQ procedures. NASDAQ notified the Company that the request was granted and set the hearing date for June 1, 2001. However, there is no assurance that the Company will not be delisted either before or after the panel hearing. At the hearing, the Company will need to provide a definitive plan to achieve near term compliance with the continued listing requirements and to sustain such compliance over an extended period of time. The Company intends to present a plan to effectuate a one-for-six reverse stock split of the Company's Common Stock. The Company's continued listing on the NASDAQ SmallCap Market is subject to maintaining a closing bid price at or above $1.00 per share over a sustained period as well as demonstrating compliance with all of the other NASDAQ SmallCap Market continued listing requirements. The Board believes that if the proposed amendment is approved at the Annual Meeting and the reverse stock split is effected, the Company should regain compliance with the $1.00 per share minimum bid price required to remain listed on the NASDAQ SmallCap Market. However, the Company cannot guarantee that these conditions will be met and that the Company will not be delisted from the NASDAQ SmallCap Market, that even with the reverse stock split it will meet all of the NASDAQ SmallCap Market's continued listing criteria, or that the price for shares of the Company's Common Stock after the reverse stock split will be six times the price for shares immediately before the split or will be maintained for any period of time.

LIMITED CAPITAL; NEED FOR ADDITIONAL FINANCING

         The Company cannot be certain that its cash flow generated from operations will be sufficient to meet its capital requirements over the next few years. Additional debt or non-Common Stock equity financings could be required to the extent that the Company's Common Stock does not have a market value sufficient to permit its use for future financing needs. The Company may not be able to obtain additional required capital on satisfactory terms, if at all. In particular, the Company's existing Credit Facility prohibits the Company from incurring additional indebtedness, incurring liens, disposing of assets, making investments or making acquisitions without bank approval, and requires the Company to maintain certain financial covenants on an ongoing basis. The failure to raise the funds necessary to finance the expansion of the Company's operations or meet the Company's other capital requirements could materially and adversely affect the Company's ability to pursue its strategy and its operating results in future periods.

AVAILABILITY OF DENTISTS

         All dentists practicing at the Dental Offices have entered into employment agreements individually or through their dental professional corporations (the "P.C.s") or independent contractor agreements through their P.C.s. Such agreements typically contain a non-competition agreement for up to three years following termination of the agreement within a specified geographic area, usually a specified number of miles from the relevant Dental Office. The agreements with dentists who have sold their practices to the Company generally are for a specified initial term of up to five years. Although the Company will endeavor to renew agreements with affiliated dentists or their professional corporations, in the event that many of the Company's affiliated dentists terminate or do not renew their agreements or in the event the non-competition agreements are determined to be unenforceable or more limited in scope than their terms, the Company's business, financial condition and operating results could be materially and adversely affected. The Company has historically experienced difficulty at times in retaining dentists in some of its markets, which has adversely affected the Company's financial condition and operating results. There can be no assurance that the Company will not experience further difficulty in retaining dentists in the future and that the Company's financial results will not be adversely affected as a result. In addition, the Company's growth strategy is dependent on the availability and successful recruitment of dentists. The Company may not be able to successfully recruit new dentists for its existing Dental Offices, which may have a material adverse effect on the Company's growth strategy and its business, financial condition and operating results.

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

RISKS ASSOCIATED WITH CAPITATED PAYMENT ARRANGEMENTS

         Part of the Company's growth strategy involves obtaining capitated managed dental care contracts. Capitated managed dental care contracts are between dental benefits organizations, the Company and the P.C.s (except in Wisconsin). The Company negotiates and administers these contracts on behalf of the P.C.s pursuant to management agreements with the P.C.s (the "Management Agreements"). Because the Company assumes responsibility under such Management Agreements for all aspects of the operation of the dental practices (other than the practice of dentistry) and thus bears all costs of the P.C.s associated with the provision of dental services at the Dental Offices (other than compensation and benefits of dentists and hygienists), the risk of over-utilization of dental services at the Dental Offices under the capitated managed dental care plans is effectively shifted to the Company. In contrast, under traditional indemnity insurance arrangements, the insurance company pays a percentage of reasonable charges that are billed by the dental group practice for the dental services provided.

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

GOVERNMENT REGULATION

         The practice of dentistry is regulated at both the state and federal levels. There can be no assurance that the regulatory environment in which the Company or P.C.s operate will not change significantly in the future. In addition, state and federal laws regulate health maintenance organizations and other managed care organizations for which dentists may be providers. In general, regulation of health care-related companies is increasing. In connection with its operations in existing markets, the Company may become subject to additional laws, regulations and interpretations or enforcement actions. The ability of the Company to operate profitably will depend in part upon the ability of the Company and the P.C.s to operate in compliance with applicable health care regulations.

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

COMPETITION

         The dental services industry is highly fragmented, consisting primarily of solo and smaller group practices. The business of providing general dental, orthodontic and other specialty dental services is highly competitive in the markets in which the Company operates. The Company believes it competes with other providers of dental and specialty services on the basis of factors such as brand name recognition, convenience, cost and the quality and range of services provided. Competition may include practitioners who have more established practices and reputations. The Company's affiliated dental practices also compete in the retention and recruitment of general dentists, specialists and clinical staff. If the availability of dentists begins to decline in the Company's markets, it may become more difficult to attract qualified dentists to staff the Dental Offices sufficiently or to expand them. The Dental Offices may not be able to compete effectively against other existing practices or against new single or multi-specialty dental practices that enter its markets, or to compete against such other practices in the recruitment of qualified dentists.

RISKS ASSOCIATED WITH INTANGIBLE ASSETS

         The acquisition of dental practices may result in significant increases in the Company's intangible assets relating to goodwill. The Company expects the amount allocable to goodwill on its consolidated balance sheet to increase in the future if additional acquisitions are made, which will increase the Company's amortization expense. In the event of any sale or liquidation of the Company or a portion of its assets (including the possible sale of assets to meet amortization requirements under the Company's amended Credit Facility), there can be no assurance that the value of the Company's intangible assets will be realized. In addition, the Company continually evaluates whether events and circumstances have occurred indicating that any portion of the remaining balance of the amount allocable to the Company's goodwill may not be recoverable. When factors indicate that the amount allocable to the Company's goodwill should be evaluated for possible impairment, the Company may be required to reduce the carrying value of such assets. Based on such an assessment, the Company was required to write off $3.3 million in impaired goodwill in the quarter ended December 31, 1998. The Company does not believe any impairment of goodwill has occurred as of December 31, 2000. Any future determination requiring the write off of a significant portion of unamortized intangible assets could have a material adverse effect on the Company's business, financial condition and operating results.

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

                          INDEX TO FINANCIAL STATEMENTS



Report of Independent Public Accountants                                                1

Consolidated Balance Sheets as of December 31, 2000 and 1999                            2

Consolidated Statements of Income for the Years Ended                                   3
         December 31, 2000, 1999 and 1998

Consolidated Statements of Stockholders' Equity for the                                 4
         Years Ended December 31, 2000, 1999 and 1998

Consolidated Statements of Cash Flows for the Years Ended                               5
         December 31, 2000, 1999 and 1998

Notes to Consolidated Financial Statements                                              6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE STOCKHOLDERS OF MONARCH DENTAL CORPORATION:

We have audited the accompanying consolidated balance sheets of Monarch Dental Corporation (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Dental Corporation and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                       ARTHUR ANDERSEN LLP

Dallas, Texas,
April 30, 2001

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                                          December 31,
                                                                                                   ---------------------------
                                                                                                       2000           1999
                                                                                                   ------------   ------------
                                                      ASSETS
Current assets:
   Cash and cash equivalents                                                                       $  3,000,013   $  4,843,315
   Accounts receivable, net of allowances of approximately $12,246,000
        and $12,678,000 in 2000 and 1999, respectively                                               17,873,979     17,408,886
   Prepaid expenses and other current assets                                                          3,085,466      2,945,505
   Income tax receivable                                                                              1,830,335        426,970
                                                                                                   ------------   ------------
        Total current assets                                                                         25,789,793     25,624,676
Property and equipment, net of accumulated depreciation of approximately $19,787,000
    and $14,363,000 in 2000 and 1999, respectively                                                   16,949,128     19,071,714
Goodwill, net of accumulated amortization of approximately $15,527,000 and
    $9,938,000 in 2000 and 1999, respectively                                                       128,176,854    132,459,266
Deferred income taxes                                                                                        --        340,999
Other assets                                                                                            780,398      2,369,034
                                                                                                   ------------   ------------
       Total
assets                                                                                             $171,696,173   $179,865,689
                                                                                                   ============   ============
                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                                $  4,237,847   $  2,950,926
   Accrued payroll                                                                                    3,634,797      4,231,751
   Accrued liabilities                                                                                5,835,219     10,862,474
   Accrued restructuring charges                                                                        211,715        808,975
   Payable to affiliated dental group practices                                                       4,816,856      4,755,666
   Current maturities of notes payable and capital lease obligations, net of fair value of
      unamortized warrants of approximately $448,000 in 2000                                          4,439,553      9,539,775
                                                                                                   ------------   ------------
        Total current liabilities                                                                    23,175,987     33,149,567
Deferred income taxes                                                                                 1,113,864             --
Notes payable, net of fair value of unamortized warrants of approximately $112,000 in 2000           76,571,358     76,728,008
Capital lease obligations                                                                               395,705        455,240
Other liabilities                                                                                     2,450,152      2,849,602
                                                                                                   ------------   ------------
        Total liabilities                                                                           103,707,066    113,182,417
Minority interest in consolidated subsidiaries                                                          480,770         88,818
Commitments and contingencies
Stockholders' equity:
   Preferred Stock, $.01 par value, 2,000,000 shares authorized; no shares issued or outstanding             --             --
   Common Stock, $.01 par value, 50,000,000 shares authorized; 12,905,469 and
     12,724,886 shares issued and outstanding in 2000 and 1999, respectively                            129,055        127,249
   Common Stock to be issued, 55,172 shares in 2000                                                          --        100,000
   Additional paid-in capital                                                                        67,376,312     65,882,409
   Retained earnings                                                                                      2,970        484,796
                                                                                                   ------------   ------------
        Total stockholders' equity                                                                   67,508,337     66,594,454
                                                                                                   ------------   ------------
        Total liabilities and stockholders' equity                                                 $171,696,173   $179,865,689
                                                                                                   ============   ============


        The accompanying notes are an integral part of these consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                      Years Ended December 31,
                                                         -------------------------------------------------
                                                              2000              1999             1998
                                                         --------------    --------------   --------------
Patient revenue, net                                     $  211,338,687    $  204,069,657   $  129,600,803
Operating expenses:
   Provider salaries and benefits                            70,483,859        67,089,126       40,283,317
   Clinical and other salaries and benefits                  56,656,344        53,195,318       36,556,073
   Dental supplies                                           10,533,829        10,385,867        6,898,237
   Laboratory fees                                           11,068,194         9,888,105        5,953,830
   Occupancy                                                 10,265,129        10,065,790        7,264,869
   Advertising                                                2,684,003         3,072,988        2,436,481
   Other operating expenses                                  24,692,722        22,031,181       17,854,560
   Strategic alternative costs                                2,347,350                --               --
   Depreciation and amortization                             11,110,359        10,548,650        9,862,928
                                                         --------------    --------------   --------------
                                                            199,841,789       186,277,025      127,110,295
                                                         --------------    --------------   --------------
Operating income                                             11,496,898        17,792,632        2,490,508
Interest expense, net                                        10,526,580         7,687,174        2,871,689
Minority interest in consolidated subsidiaries                  278,532           224,474           11,524
                                                         --------------    --------------   --------------
Income (loss) before income taxes                               691,786         9,880,984         (392,705)
Income taxes                                                  1,173,612         3,300,363           31,480
                                                         --------------    --------------   --------------
Net income (loss)                                        $     (481,826)   $    6,580,621   $     (424,185)
                                                         ==============    ==============   ==============
Net income (loss) per common share                       $        (0.04)   $         0.53   $        (0.04)
                                                         ==============    ==============   ==============
Net income (loss) per common share - assuming dilution   $        (0.04)   $         0.53   $        (0.04)
                                                         ==============    ==============   ==============
Weighted average number of common shares
    outstanding                                              12,874,067        12,506,588       10,805,338
                                                         ==============    ==============   ==============
Weighted average number of common and
    common equivalent shares outstanding                     12,874,067        12,513,506       10,805,338
                                                         ==============    ==============   ==============


        The accompanying notes are an integral part of these consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1999, AND 2000


                                     COMMON STOCK              COMMON        ADDITIONAL      RETAINED          TOTAL
                              ---------------------------     STOCK TO        PAID-IN        EARNINGS      STOCKHOLDERS'
                                 SHARES         AMOUNT       BE ISSUED        CAPITAL       (DEFICIT)         EQUITY
                              ------------   ------------   ------------    ------------   ------------    -------------
Balance, December 31, 1997      10,228,473   $    102,285   $         --    $ 47,534,874   $ (5,671,640)   $  41,965,519
   Net loss                             --             --             --              --       (424,185)        (424,185)
   Issuance of Common Stock      1,753,781         17,538             --      15,904,249             --       15,921,787
                              ------------   ------------   ------------    ------------   ------------    -------------
Balance, December 31, 1998      11,982,254        119,823             --      63,439,123     (6,095,825)      57,463,121
   Net income                           --             --             --              --      6,580,621        6,580,621
   Issuance of Common Stock        742,632          7,426        100,000       2,443,286             --        2,550,712
                              ------------   ------------   ------------    ------------   ------------    -------------
Balance, December 31, 1999      12,724,886        127,249        100,000      65,882,409        484,796       66,594,454
   Net loss                             --             --             --              --       (481,826)        (481,826)
   Issuance of Common Stock        180,583          1,806       (100,000)      1,493,903             --        1,395,709
                              ------------   ------------   ------------    ------------   ------------    -------------
Balance, December 31, 2000      12,905,469   $    129,055   $         --    $ 67,376,312   $      2,970    $  67,508,337
                              ============   ============   ============    ============   ============    =============



        The accompanying notes are an integral part of these consolidated financial statements

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                         YEARS ENDED DECEMBER 31,
                                                                              --------------------------------------------
                                                                                  2000            1999            1998
                                                                              ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
        Net income (loss)                                                     $   (481,826)   $  6,580,621    $   (424,185)
        Adjustments to reconcile net income (loss) to net cash
              provided by operating activities -
              Depreciation and amortization                                     11,110,359      10,548,650       9,862,928
              Amortization of bank warrants                                        636,319              --              --
              Minority interest in consolidated subsidiaries                       278,532         224,474          11,524
              Changes in assets and liabilities, net of effects from
                     acquisitions -
                     Accounts receivable, net                                     (436,490)     (2,677,201)     (5,230,288)
                     Prepaid expenses and other current assets                    (139,961)       (529,610)       (482,891)
                     Income tax receivable                                      (1,406,223)        812,620      (1,239,590)
                     Other noncurrent assets                                     1,829,221        (272,128)        433,227
                     Accounts payable and accrued expenses                        (982,061)     (4,666,972)       (743,114)
                     Accrued restructuring charges                                (597,260)     (3,547,409)      4,356,384
                     Other liabilities                                              83,167      (3,231,253)     (1,057,116)
                     Deferred income taxes                                       1,454,863       1,741,319      (2,097,701)
                                                                              ------------    ------------    ------------
                        Net cash provided by operating activities               11,348,640       4,983,111       3,389,178
                                                                              ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
        Purchases of property and equipment, net                                (3,093,971)     (5,100,907)     (6,889,830)
        Cash paid for dental group practices, including
              related costs, net of cash acquired                               (5,476,083)     (8,801,908)    (48,601,828)
        Other investing activities                                                (154,189)             --              --
                                                                              ------------    ------------    ------------
                        Net cash used in investing activities                   (8,724,243)    (13,902,815)    (55,491,658)
                                                                              ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
        Proceeds from notes payable, net of issuance costs                       2,700,000      16,750,000      55,150,000
        Payments for debt issuance costs                                          (242,856)     (1,607,615)       (254,139)
        Payments on notes payable, capital lease obligations and other          (6,821,559)     (5,252,895)     (1,736,018)
        Distributions to stockholders/partners                                    (274,843)       (432,797)       (189,097)
        Issuance of Common Stock                                                   171,559         313,481         149,437
                                                                              ------------    ------------    ------------
                        Net cash provided by (used in) financing activities     (4,467,699)      9,770,174      53,120,183
                                                                              ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                            (1,843,302)        850,470       1,017,703
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                     4,843,315       3,992,845       2,975,142
                                                                              ------------    ------------    ------------
CASH AND CASH EQUIVALENTS, END OF YEAR                                        $  3,000,013    $  4,843,315    $  3,992,845
                                                                              ============    ============    ============
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
        Cash paid during the year for interest                                $  8,278,392    $  8,212,850    $  1,217,422
                                                                              ============    ============    ============
        Cash paid for taxes                                                   $  1,171,964    $    788,010    $  3,624,600
                                                                              ============    ============    ============
        Cash paid for strategic alternative costs                             $  1,533,008    $         --    $         --
                                                                              ============    ============    ============
        Non-cash issuance of Common Stock                                     $  1,224,150    $  2,237,231    $ 15,772,350
                                                                              ============    ============    ============
        Equipment acquired under capital leases                               $    193,834    $         --    $    855,038
                                                                              ============    ============    ============
        Debt assumed through acquisitions                                     $         --    $    150,000    $ 10,886,539
                                                                              ============    ============    ============
        Non-cash reduction of other liabilities                               $         --    $  3,368,000    $         --
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

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND CURRENT OPERATING ENVIRONMENT:

         Monarch Dental Corporation, a Delaware corporation, and subsidiaries (collectively, the "Company"), manages dental group practices in selected markets. At December 31, 2000, the Company managed 189 dental group practices in Texas, Wisconsin, Pennsylvania, Virginia, Ohio, Arkansas, Utah, Colorado, Georgia, New Jersey, Florida, Indiana, Arizona and New Mexico (each a "Dental Office" and collectively, the "Dental Offices.") The Company has grown substantially in a relatively short period of time, principally through acquisitions. Since January 1, 1996, the Company has completed 31 acquisitions resulting in the addition of 174 Dental Offices.

         The Company has a Credit Facility with a bank syndicate. The Loan Agreement associated with the Credit Facility was amended in April 2001 and expires on July 1, 2002. The amendment to the Loan Agreement was necessitated because the prior Loan Agreement was due to expire on June 30, 2001 and the Company's failure to raise $15.0 million in subordinated debt. (see Note 5)

         The Company believes that cash generated from operations will be sufficient to fund its operating cash, capital requirements and debt service requirements in 2001. However, the Credit Facility expires by its terms on July 1, 2002, and all of the Company's debt thereunder will then be due. The Company will not generate sufficient cash flow by July 1, 2002 to repay all or a substantial portion of its debt under the Credit Facility. In order to meet its short-term and long-term liquidity needs, including the amortization requirements of the Credit Facility, the Company may issue additional equity and debt securities, subject to approval by the bank syndicate and market and other conditions.

         In the event the Company is unable to refinance this indebtedness before July 1, 2002, its lenders may foreclose on the Company's assets or force the Company into bankruptcy upon maturity of the existing indebtedness, in which circumstances the Company's equity holders may experience a loss equal to the amount of their investment in the Company's Common Stock. In the event the Company is unable to refinance the indebtedness on terms as favorable as the terms of the existing indebtedness, the Company is likely to experience a material and adverse effect on its financial condition and results of operations.

         During 2000 and 1999, as a result of its focus on internal operations and the limited availability of additional capital, the Company significantly reduced its acquisition activity. Per the terms of the Company's amended Credit Facility, the Company is prohibited from making acquisitions without bank approval.

2. SIGNIFICANT ACCOUNTING POLICIES:

    Basis of Presentation / Basis of Consolidation

         The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. All intercompany accounts and transactions have been eliminated in the consolidation.

         In thirteen states, the Company accounts for its management activities with the dental group practices under long-term management agreements (the "Management Agreements"). The Management Agreements represent the Company's right to manage the Dental Offices during the 40-year term of the agreement. The Management Agreements cannot be terminated by the related professional corporation without cause, consisting primarily of bankruptcy or material default. Under the Management Agreements, the Company assumes responsibility for the management of all aspects of the dental group practices' business (including all operating expenses consisting of the expenses incurred by the Company in connection with managing the Dental Offices, including salaries and benefits for personnel other than dentists and hygienists, dental supplies, dental laboratory fees, occupancy costs, equipment leases, management information systems and other expenses related to the dental practice operations) other than the provision of dental services and retains a 100% residual interest in the net income of the dental group practices. The Company receives a management fee equal to the Company's costs plus the lower of (i) 30% of the P.C.'s net revenues or (ii) the P.C.'s net pre-tax income. If net pre-tax income exceeds 30% of the P.C.'s net revenues, the P.C. would retain the amount of pre-tax income over 30% of the P.C.'s net revenues. The Company's net revenue and operating results are significantly dependent upon the revenue of the dental group practices. The Company has no material commitments or guarantees to the dental group practices under the Management Agreements. In one state, Wisconsin, the Company directly employs the dentists and hygienists.

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

    Patient Revenue, Net

         Patient revenue, net represents the revenue of the Dental Offices reported at the estimated realizable amounts from third-party payors and patients for services rendered, net of contractual and other adjustments. In certain states, dental services are billed and collected by the Company in the name of the Dental Offices in accordance with the Management Agreements. Roy Smith, D.D.S. is an employee of the Company and sole shareholder of Modern Dental Professional, P.C. ("Modern Dental"), the professional corporation in Texas which employs the dentists and other licensed personnel. Patient revenue, net generated by Modern Dental approximated 37%, 35%, and 46% of total patient revenue, net in 2000, 1999 and 1998, respectively. No other dental group practices provided more than 10% of patient revenue, net.

         Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. There are no material claims, disputes or other unsettled matters that exist to management's knowledge concerning third-party reimbursements.

         During 2000, 1999 and 1998, the Company estimates that approximately 42%, 41%, and 40%, respectively, of patient revenue, net was received under capitated managed dental care plan agreements with payors. The remainder of patient revenue, net for these periods was earned under fee-for-service arrangements. Approximately 10%, 10% and 16% of the Company's patient revenue, net during 2000, 1999 and 1998, respectively, was derived from a contract with Prudential Dental Maintenance Organization, Inc. This contract continues until terminated by either party upon 60 to 90 days' prior written notice, and the material economic terms can be renegotiated periodically, adversely affecting the Company's patient revenue, net. Since the Company is required to provide only basic dental services under these contracts, there are no significant future losses anticipated under these contracts. There were no other contracts with payors comprising more than 10% of patient revenues, net during 2000, 1999 or 1998.

    Advertising

         The costs of advertising, promotion and marketing are expensed in the year incurred.

    Strategic Alternative Costs

         During 2000, the Company incurred strategic alternative costs resulting primarily from legal, investment banking and other professional fees from efforts to explore strategic alternatives in order to expand the Company's growth opportunities and maximize shareholder value. These efforts included exploring potential strategic transactions, such as the possible sale or merger of the Company or a subordinated debt transaction. On November 20, 2000, the Company announced that it had terminated discussions with a third party concerning a potential strategic transaction. On February 15, 2001, the Company announced that it had terminated discussions with third parties concerning the issuance of debt securities in a subordinated debt transaction.

    Cash and Cash Equivalents

         Cash and cash equivalents include money market accounts and all highly liquid investments with original maturities of three months or less.

    Accounts Receivable

         Accounts receivable represent receivables from patients and other third-party payors for dental services provided. Such amounts are reported net of contractual allowances and estimated bad debts. The Dental Offices grant credit without collateral to their patients, most of whom are local residents and are insured under third-party payor agreements. Periodically, the Dental Offices transfer the patient receivables to the Company under the terms of the Management Agreements. Amounts collected on behalf of and payable to the Dental Offices are reflected as payable to affiliated dental group practices in the accompanying consolidated balance sheets. These amounts are unsecured and consist primarily of salary and benefits expense of the dental group practices. Management continually monitors and periodically adjusts its allowances associated with these receivables based on estimated collection and payment rates. Any adjustments to these estimates are made in the period that they become known and quantifiable.

         Bad debt expense was $4,779,033, $4,790,246 and $2,638,674 for 2000,
1999 and 1998, respectively.

    Property and Equipment

         Property and equipment are stated at cost or fair market value at dates of acquisition, net of accumulated depreciation. Property and equipment are depreciated using the straight-line method over the following useful lives:


                                                                                  YEARS
                                                                                  -----
          Leasehold improvements...........................              Remaining life of lease
          Furniture and fixtures...........................                        5-8
          Dental equipment.................................                        5-7
          Computer equipment and software..................                         5
          Building.........................................                        40

         Equipment held under capital lease obligations is amortized on a straight-line basis over the shorter of the lease term or estimated life of the asset.

         The Company evaluates whether events and circumstances have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of an asset may not be recoverable. The assessment of possible impairment is based on whether the carrying amount of the asset exceeds its fair value. The fair value of impaired assets is estimated based on quoted market prices, if available, or the expected total value of the cash flows, on a discounted basis.

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

         The Company reviews the recorded amount of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If this review indicates that the carrying amount of the asset may not be recoverable, as determined based on the estimated undiscounted cash flows of the operations acquired over the remaining amortization periods, the carrying value of the asset is reduced to fair value. Among the factors that the Company continually evaluates are unfavorable changes in each Dental Office's relative market share and local market competitive environment, current period and forecasted operating results, cash flow levels of the Dental Offices and the impact on the net revenue earned by the Company, and legal factors governing the practice of dentistry. In the event of any sale or liquidation of the Company, or a portion of its assets (including the possible sale of assets to meet amortization requirements under the Company's amended Credit Facility), there can be no assurance that the value of the Company's intangible assets will be realized. During the fourth quarter of 1998, the Company recorded impairment charges totaling approximately $3.3 million (pretax) relating to Dental Offices that the Company closed in the first and second quarters of 1999. Such charges are included in depreciation and amortization expense in the accompanying 1998 consolidated statement of income. There were no such charges in 2000 or 1999.

         In February 2001, the Financial Accounting Standards Board issued a revision to a previously issued exposure draft covering business combinations proposing new accounting guidance related to goodwill. This proposed standard would not allow for amortization of goodwill. The carrying amount of goodwill would be reduced only if it was found to be impaired. Goodwill would be tested for impairment when events or circumstances occur indicating that goodwill might be impaired. A fair-value based impairment test would be used to measure goodwill for impairment in lieu of the method for measuring impairment of long-lived assets set forth in SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." As goodwill is measured as a residual amount in an acquisition, it is not possible to directly measure the fair value of goodwill. Under this proposed standard, the net assets of a reporting unit should be subtracted from the fair value of that reporting unit to determine the implied fair value of goodwill. Impairment loss would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value. The provisions of this proposed standard would be effective for fiscal quarters beginning after the issuance of a final statement. Management believes the adoption of this standard, as it is proposed, will have a material impact on its financial statements if the final statement is issued prior to the full amortization of the remaining goodwill.

    Accrued Restructuring Charges

         Accrued restructuring charges include Dental Office closure costs, accrued compensation costs for a former officer (see Note 9), litigation reserves, accrued interest and property taxes. During the fourth quarter of 1998, in connection with the Dental Office closings discussed above, the Company recorded charges of approximately $765,000 related primarily to estimated lease abandonment liabilities and severance costs. The Company expects to expend the remaining accrued restructuring amounts recorded as of December 31, 2000 during 2001.

    Other Liabilities

         Other liabilities consist primarily of estimated liabilities related to acquisitions accounted for as purchases and deferred rent for the Company's facilities.

    Use of Estimates

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

    Income Taxes

         The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109.

    Net Income (Loss) Per Common Share

         The net income (loss) per common share is based on the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share has been calculated using the treasury stock method for stock options and other diluted securities. Such shares totaled 6,918 in 1999. Because the Company reported a loss in 2000 and 1998, no additional shares related to stock options have been included since the effect would be antidilutive. If stock options had been included in the computation of diluted earnings per share, the number of shares would have increased by 457,691 and 347,819 in 2000 and 1998, respectively.

    Other

         Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

3. ACQUISITIONS:

         The Company made the following acquisitions in 1998, 1999 and 2000. All of these transactions were accounted for under the purchase method.

    1998 Acquisitions -

         Effective March 1, 1998, the Company acquired certain assets and assumed certain liabilities of Dental Care One in Dayton, Ohio for $2.3 million in cash and 34,781 shares of Common Stock in an asset purchase transaction.

         Effective June 1, 1998, the Company acquired 65% of the outstanding stock of Managed Dental Care Centers, Inc. in Dallas, Texas for $2.0 million in cash and 27,686 shares of Common Stock in a stock purchase transaction. The Company increased its ownership to 82.5% and 100% during 1999 and 2000, respectively.

         Effective September 1, 1998, the Company acquired all of the outstanding stock of Valley Forge Dental Associates, Inc. ("Valley Forge") in King of Prussia, Pennsylvania for 1,559,111 shares of Common Stock and the issuance of approximately $42.0 million in debt in a stock purchase transaction. As of December 31, 1998, Valley Forge had contingent purchase obligations in cash, notes and stock totaling approximately $8.3 million in cash and notes and approximately 41,122 shares of stock. These obligations were assumed by the Company. In 1999, the Company issued an additional 400,000 shares of Common Stock to the former shareholders of Valley Forge as consideration for the settlement of a dispute. The settlement is reflected in the 1999 consolidated financial statements as a $1.0 million charge to other operating expenses. Subsequent to December 31, 1999, all contingent purchase obligations have been settled.

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

         During 1999, the Company's liabilities for future obligations to sellers of affiliated dental practices were reduced by $2.9 million as a result of a settlement of a dispute. This amount is reflected in the 1999 consolidated financial statements as a credit to other operating expenses.

    2000 Acquisitions -

         During 2000, the Company acquired 79% of a dental insurance plan in Wisconsin and acquired certain assets and assumed certain liabilities of one dental group in Bloomer, Wisconsin for an aggregate purchase consideration of $751,000 in asset purchase transactions.

         Obligations related to undeterminable contingent purchase considerations for certain acquisitions have not been earned at December 31, 2000, and, accordingly, have not been reflected in the accompanying consolidated financial statements. Such liability, if any, will be recorded as additional purchase price in the period in which the outcome of the contingencies becomes known.

         All of the acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values at the dates of acquisition. Some of these estimates are preliminary and subject to further adjustment. The estimated fair values of assets acquired and liabilities assumed during 2000 and 1999 are summarized as follows:

                                                    2000            1999
                                                ------------    ------------
Cash and cash equivalents ...................   $         --    $         --
Accounts receivable, net ....................         28,603        (596,890)
Other assets ................................         (2,858)         16,638
Property and equipment, net .................         57,138         411,865
Liabilities assumed .........................      4,216,897      (4,354,014)
Intangible assets ...........................      1,203,958      14,585,587
Less - Fair value of Common Stock issued ....        (27,655)     (1,261,278)
                                                ------------    ------------
Cash purchase price (including earnouts) ....   $  5,476,083    $  8,801,908
                                                ============    ============
Total earnouts paid .........................   $  4,725,334    $  5,006,601
                                                ============    ============

         The following unaudited pro forma information reflects the effects of acquisitions on the consolidated results of operations of the Company had the acquisitions occurred at January 1, 1998. Pro forma results for 2000 and 1999 are not materially different from historical amounts reported.

                                                         YEAR ENDED
                                                      DECEMBER 31, 1998
                                                      -----------------
                                                        (IN THOUSANDS)

                                                         (UNAUDITED)
Patient revenue, net ..............................   $        187,927
                                                      ================
Net income ........................................   $          1,875
                                                      ================
Net income per common share - assuming dilution ...   $           0.15
                                                      ================


4. PROPERTY AND EQUIPMENT:

         Property and equipment consists of the following as of December 31:

                                                          2000            1999
                                                      ------------    ------------
Leasehold improvements ............................   $  9,867,710    $  8,908,798
Furniture and fixtures ............................      4,068,659       3,563,566
Dental equipment ..................................     17,153,460      15,752,773
Computer equipment and software ...................      4,728,389       4,291,495
Building ..........................................        917,963         917,963
                                                      ------------    ------------
                                                        36,736,181      33,434,595
Less - Accumulated depreciation and amortization ..    (19,787,053)    (14,362,881)
                                                      ------------    ------------
Property and equipment, net .......................   $ 16,949,128    $ 19,071,714
                                                      ============    ============

         Depreciation expense was $5,521,359, $5,232,650 and $3,601,043, for
2000, 1999 and 1998, respectively.

5. NOTES PAYABLE:

         Notes payable consists of the following as of December 31:

                                                                                  2000            1999
                                                                              ------------    ------------
Borrowings under Credit Facility, due April 15, 2001 ......................   $         --    $  5,650,000
Borrowings under Credit Facility, due June 30, 2001 .......................             --      75,000,000
Borrowings under Credit Facility, due July 1, 2002 ........................     79,800,000(A)           --
Unamortized warrants ......................................................       (560,176)             --
Other notes payable, due April 2002, with an interest rate of prime
   plus 0.5%, secured by certain receivables and property .................         12,759          19,719
Notes payable assumed through acquisitions, with interest rates ranging between 6.00% and 12.21%, with due dates between January 2001 and
   March 2004, secured by certain receivables and property ................      1,542,640       5,262,930
                                                                              ------------    ------------
                                                                                80,795,223      85,932,649
Less - Current maturities .................................................     (4,223,865)     (9,204,641)
                                                                              ------------    ------------
Notes payable, net ........................................................   $ 76,571,358    $ 76,728,008
                                                                              ============    ============

Note A: The Company amended its Loan Agreement associated with the Credit Facility in April 2001 and expires on July 1, 2002.


         The maturities of notes payable at December 31, 2000, are as follows:

                      2001.....................................................            $  4,223,865
                      2002.....................................................              76,488,436
                      2003.....................................................                  52,922
                      2004.....................................................                  30,000
                                                                                           ------------
                                                                                           $ 80,795,223
                                                                                           ============

         The Company has a Credit Facility with a bank syndicate. The Loan Agreement associated with the Credit Facility was amended in April 2001 and expires on July 1, 2002. The amendment to the Loan Agreement was necessitated because the prior Loan Agreement was due to expire on June 30, 2001 and the Company's failure to raise $15.0 million in subordinated debt. At December 31, 2000, the Company had $79.8 million outstanding under the Credit Facility. The amounts outstanding under the Credit Facility bear interest at the lead lender's prime rate plus three percent with interest payments due on a monthly basis. The Credit Facility requires the Company to repay principal based on a schedule whereby monthly payments are made aggregating $1.0 million, $1.3 million and $1.3 million in the second, third and fourth quarters of 2001, respectively, and $2.0 million and $2.3 million in the first quarter of 2002 and two months ended May 31, 2002, respectively. Additional principal payments will be required two times during the term of the Credit Facility if the Company exceeds certain earnings projections. Bank fees totaling $601,000 are to be paid in equal installments on April 30, 2001 and June 1, 2001. A $500,000 fee is due on December 31, 2001 and April 30, 2002 if certain thresholds above the required amortization are not met. In connection with the April 2001 amendment, the lenders will receive warrants to purchase shares of the Company's Common Stock at an exercise price of $0.01 per share, equal to 5% of the outstanding shares of the Company's Common Stock as of July 1, 2002, if all outstanding debt is not paid in full by July 1, 2002. In connection with a prior amendment, the Company issued to the lenders warrants to purchase 394,721 shares of the Company's Common Stock at an exercise price of $0.01 per share. The Credit Facility prohibits the Company from incurring additional indebtedness, incurring liens, disposing of assets, making investments or making acquisitions without bank approval, and requires the Company to maintain certain financial covenants. These covenants require the Company to maintain minimum total net worth of $66.5 million as of December 31, 2001; minimum EBITDA, on a trailing three month basis, of $5.3 million as of April 30, 2001; and a limit on capital expenditures of $3.0 million from April 1, 2001 through December 31, 2001. These covenants fluctuate in future periods. The Credit Facility is secured by all of the assets of the Company.

         At December 31, 2000, the Company was in default with the terms of the Credit Facility as a result of the failure to raise $15.0 million in subordinated debt and a financial covenant default related to the failure to raise the subordinated debt. Based on the amendment to the Credit Facility in April 2001, the Company is currently in compliance with the terms of its Credit Facility. The Company believes it will be able to comply with the financial covenants in the amended Credit Facility through July 1, 2002.

         The Company believes that cash generated from operations will be sufficient to fund its operating cash, capital requirements and debt service requirements in 2001. However, the Credit Facility expires by its terms on July 1, 2002, and all of the Company's debt thereunder will then be due. The Company will not generate sufficient cash flow by July 1, 2002 to repay all or a substantial portion of its debt under the Credit Facility. In order to meet its short-term and long-term liquidity needs, including the amortization requirements of the Credit Facility, the Company may issue additional equity and debt securities, subject to approval by the bank syndicate and market and other conditions.

         In June 1998, the Financial Accounting Standards Board issued SFAS
No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for certain financial instruments, including interest rate swap agreements. The Company enters into interest rate hedging agreements to manage its interest rate exposure. The Company adopted SFAS No. 133 on January 1, 2001 and its existing interest rate hedges were designated as cash flow hedges. The effective portion of the gain or loss on a cash flow hedge must be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion, if any, of the gain or loss on a cash flow hedge must be recognized currently in earnings. Based on the cash flow hedges in effect on December 31, 2000, derivative liabilities would have approximated $66,000. In future periods derivative liabilities will be recognized in the Company's consolidated balance sheet with an offsetting amount recognized in accumulated other comprehensive loss.

6. STOCKHOLDERS' EQUITY:

         At December 31, 2000, the Company has authorized 52,000,000 shares of stock, of which (a) 50,000,000 shares, par value $0.01 per share, are designated Common Stock, and (b) 2,000,000 shares, par value $0.01 per share, are designated Preferred Stock.

    Stock-Based Compensation

         The Company administers the 1999 Stock Option and Grant Plan (the "1999 Plan") under which 1,000,000 options to purchase shares of the Company's Common Stock may be granted to employees, advisors, consultants and other key persons of the Company and its subsidiaries, including affiliated professional corporations. Options granted under the 1999 Plan are non-qualified stock options ("NQSO"). The Company also administers the 1996 Stock Option and Incentive Plan (the "1996 Plan") under which 1,376,250 options to purchase shares of the Company's Common

Stock may be granted to officers and other employees, directors, advisors, consultants and other key persons of the Company and its subsidiaries. Options granted under the 1996 Plan may be either incentive stock options ("ISO") or NQSO. The option price per share may not be less than 100% of the fair market value at the grant date for ISO and may not be less than 85% of the fair market value at the grant date for NQSO. Generally, options vest over a 4-year period and are exercisable over a ten-year life.

         The following table summarizes the activity during 2000, 1999 and 1998 under the 1999 Plan and 1996 Plan.

                                          2000            1999            1998
                                      ------------    ------------    ------------
Outstanding at beginning of year ..      1,418,477       1,066,875         556,750
Granted ...........................        309,256         418,501         530,750
Exercised .........................             --              --            (625)
Canceled ..........................       (103,917)        (66,899)        (20,000)
                                      ------------    ------------    ------------
Outstanding at end of year ........      1,623,816       1,418,477       1,066,875
                                      ============    ============    ============
Exercisable at end of year ........        915,483         479,557         146,685
Price range .......................   $ 0.84-18.38    $ 2.44-18.38    $ 3.00-17.31

The following summarizes information about options at December 31, 2000:

                                       Options Outstanding                       Options Exercisable
                            -------------------------------------------        ------------------------
                                               Weighted        Weighted                        Weighted
   Exercise                                     Average         Average                         Average
     Price                                     Remaining       Exercise                        Exercise
     Range                     Number            Term            Price          Number           Price
--------------              -------------      ---------       --------        -------         --------
$  0.84-4.13                      757,757      8.6 years        $ 2.42         380,882          $ 2.45
$  7.70-11.38                     292,500      7.6 years         11.06         152,500           10.92
$  11.88-15.38                    514,333      6.8 years         13.33         351,988           13.23
$  17.31-18.38                     59,226      7.1 years         18.03          30,113           18.16
                            -------------                                      -------
                                1,623,816                                      915,483
                            =============                                      =======

The shares exercisable at December 31, 1999 and 1998 had a weighted average exercise price of $10.47 and $9.29 per share, respectively.

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

The Company used the Black-Scholes option-pricing model to estimate the fair value of options. The effects of applying SFAS No. 123 for 2000, 1999 and 1998 are as follows (in thousands, except per share amounts):

                                                             2000          1999         1998
                                                          ----------    ----------   ----------
Net income (loss):
          As reported                                     $     (482)   $    6,581   $     (424)
          Pro forma                                           (1,507)        5,702       (1,021)

Net income (loss) per common share - assuming dilution:
          As reported                                     $    (0.04)   $     0.53   $    (0.04)
          Pro forma                                            (0.12)         0.46        (0.09)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                       2000        1999        1998
                                                     --------    --------    --------
Risk-free interest rates                                 6.59%       6.66%       5.17%
                                                     --------    --------    --------
Expected volatility                                    101.10%      98.77%      62.65%
                                                     --------    --------    --------
Expected weighted average life of options in years        7.0         7.0         7.0
                                                     --------    --------    --------


7. COMMITMENTS AND CONTINGENCIES:

    Operating and Capital Lease Obligations

         The Company leases all of its facilities, including the Dental Offices and corporate office, under non-cancelable operating leases, extending through 2011. Rent expense totaled approximately $8.9 million, $8.6 million and $6.3 million for 2000, 1999 and 1998, respectively.

         Future minimum lease commitments under capital and noncancelable operating leases with remaining terms of one or more years are as follows as of December 31, 2000:

                                                       OPERATING        CAPITAL
                                                     ------------    ------------
2001 .............................................   $  8,234,846    $    268,134
2002 .............................................      6,873,344         130,255
2003 .............................................      5,246,920         103,759
2004 .............................................      4,094,279          96,051
2005 .............................................      3,091,492          55,059
Thereafter .......................................      4,929,312         168,968
                                                     ------------    ------------
   Total minimum lease obligation ................   $ 32,470,193         822,226
                                                     ============
   Less - Amounts representing interest                                  (210,833)
                                                                     ------------
   Present value of minimum lease obligations ....                        611,393
   Less - Current maturities .....................                       (215,688)
                                                                     ------------
   Capital lease obligations, net ................                   $    395,705
                                                                     ============

    Litigation, Claims, and Assessments

         The Company is engaged in various legal proceedings incidental to its business activities. Management does not believe the resolution of such matters will have a material adverse effect on the Company's financial position, results of operations or liquidity.

8. INCOME TAXES:

         The income tax provision (benefit) consisted of the following for the years ended December 31 (in thousands):

                    2000       1999       1998
                  --------   --------   --------
Current:
   Federal ....   $    100   $  1,392   $  2,035
   State ......        500        500        350
                  --------   --------   --------
                       600      1,892      2,385
Deferred ......        574      1,408     (2,353)
                  --------   --------   --------
Total .........   $  1,174   $  3,300   $     32
                  ========   ========   ========

         The Company's effective tax rate of 169.7% in 2000 is higher than the federal rate of 34.0% due to non-deductible goodwill amortization and state income taxes. The Company's effective tax rate of 33.4% in 1999 is lower than the federal rate of 34.0% due to a $2.9 million credit recorded in the fourth quarter related to the settlement of a dispute with the sellers of an affiliated dental practice that is not considered taxable income, offset by the impact of state income taxes and nondeductible goodwill amortization. Due to the 1998 pre-tax loss, the 1998 effective tax rate is significantly impacted by state income taxes.

         Deferred income taxes are recorded for temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes. Temporary differences comprising the deferred tax assets and liabilities in the consolidated balance sheets as of December 31, 2000 and 1999 are as follows (in thousands):

                                                            2000        1999
                                                          --------    --------
Deferred tax asset:
   Cash to accrual and other ..........................   $  2,164    $  3,350
   Legal accruals .....................................         --         211
   Accrued compensation ...............................         45         132
                                                          --------    --------
                                                          $  2,209    $  3,693

Deferred tax liability:
   Deferred tax liabilities of acquired companies .....      1,156       1,890
   Intangible asset amortization ......................      2,023       1,318
   Accelerated depreciation ...........................        144         144
                                                          --------    --------
                                                             3,323       3,352
                                                          --------    --------
   Net deferred tax asset (liability) .................   $ (1,114)   $    341
                                                          ========    ========

         The deferred income tax provision (benefit) of approximately $574,000, $1,408,000 and $(2,353,000), in 2000, 1999 and 1998, respectively, consists primarily of nondeductible accruals, the excess of the tax over book amortization of intangible assets, the excess of the tax over book depreciation of fixed assets and cash to accrual adjustments.

9. RELATED-PARTY TRANSACTIONS:

         The Company leases several of its facilities from affiliated entities. Total rent expense paid to related parties for 2000, 1999 and 1998 was approximately $1.2 million, $1.1 million and $1.1 million, respectively. The leases have average remaining lives of approximately 2.6 years at December 31, 2000.

         The Management Agreement activity between the Company and the Dental Offices is reflected as a liability in the consolidated balance sheets. Such amounts are generally payable within a 30-day period following month-end and are unsecured.

         Included in accrued restructuring charges in 2000 and 1999 is approximately $151,000 and $535,000, respectively, in compensation expense related to a change in employment status of Dr. Melamed. This amount was recorded in the fourth quarter of 1998. Of the total amount accrued, approximately $384,000 and $1.1 million was paid in 2000 and 1999, respectively, with the remaining amount payable in equal monthly installments through July 2001.

10. BENEFIT PLANS:

    401(k) Plans

         Prior to 1999, the Company maintained three defined contribution plans that conformed to IRS provisions for 401(k) plans. One plan covered the employees of the Company located in the Dallas-Fort Worth, Houston, San Antonio, Indiana, Arkansas and Wisconsin markets. The second plan covered employees formerly of Valley Forge and a third plan covered employees located in the Dayton, Ohio market. During 1999, these three plans were consolidated into one plan. The plan, referred to as the "Monarch 401(k) Plan," covers all employees of the Company. Under this plan, employees are eligible to participate in the plan provided they have attained the age of 18 and have completed the 90-day initial employment period. The Company makes discretionary matching contributions up to a maximum dollar amount. Total contributions by the Company for the plan were approximately $641,000, $619,000 and $214,000 for 2000, 1999 and 1998, respectively.

    Employee Stock Purchase Plan

         The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and approved by the Company's stockholders. During 2000 the number of shares of Common Stock authorized to be issued under the plan was increased to 500,000 shares from 250,000 shares. Offerings under the Purchase Plan commence on each January 1 and July 1 and have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period are eligible to participate in the Purchase Plan.

         During each offering, an employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his or her cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 1,000 shares. Unless the employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase Common Stock on the last business day of the period at a price equal to 85% of the fair market value of the Common Stock on the first or last day of the offering period, whichever is lower. The Company issued an aggregate of 110,104 and 129,313 shares of Common Stock under the Purchase Plan in 2000 and 1999, respectively.

11. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

         SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure about the fair value of financial instruments. Carrying amounts for all financial instruments included in current assets and current liabilities approximate estimated fair values due to the short maturity of those instruments. The fair values of the Company's notes payable and capital lease obligations are based on similar issues or on current rates available to the Company and approximate their carrying values at December 31, 2000 and 1999.

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

                      FOR THE YEAR ENDED DECEMBER 31, 2000
                             (Dollars in thousands)

                                   Region 1    Region 2    Region 3    Region 4    Region 5      Total
                                   --------    --------    --------    --------    --------    --------
       Patient revenue, net        $ 80,366    $ 38,255    $ 29,028    $ 47,602    $ 16,088    $211,339
       Total operating expenses      65,010      31,048      25,083      41,766      13,490     176,397
                                   --------    --------    --------    --------    --------    --------
       Segment contribution          15,356       7,207       3,945       5,836       2,598      34,942
       Contribution margin               19%         19%         14%         12%         16%         17%
       Depreciation and
            amortization expense      3,531       1,918       1,556       1,949       1,533      10,487
       Interest expense, net             12         179           4          21          50         266
       Segment profit                11,813       5,110       2,385       3,866       1,015      24,189
       Capital expenditures(a)        1,056         305         508       1,171          72       3,112
       Total assets(a)               39,435      32,643      23,588      28,249      34,818     158,733

                      FOR THE YEAR ENDED DECEMBER 31, 1999
                             (Dollars in thousands)

                            Region 1    Region 2    Region 3     Region 4    Region 5      Total
                            --------    --------    --------     --------    --------    --------
Patient revenue, net        $ 74,883    $ 36,440    $ 28,958     $ 46,133    $ 17,656    $204,070
Total operating expenses      61,517      29,838      24,313       39,075      14,513     169,256
                            --------    --------    --------     --------    --------    --------
Segment contribution          13,366       6,602       4,645        7,058       3,143      34,814
Contribution margin               18%         18%         16%          15%         18%         17%
Depreciation and
     amortization expense      3,654       1,871       1,461        1,696       1,369      10,051
Interest expense, net             35         140         (45)          19         129         278
Segment profit                 9,677       4,591       3,229        5,343       1,645      24,485


Reconciliation of Profit (in thousands)             2000          1999
                                                  --------      --------
Segment profit                                    $ 24,189      $ 24,485
Unallocated amounts:
Corporate operating expenses                         9,987(b)      6,473(c)
Corporate strategic alternative costs                2,347            --
Corporate depreciation and amortization expense        623           498
Corporate interest expense, net                     10,261         7,409
Minority interest in consolidated subsidiaries         279           224
                                                  --------      --------
Income before income taxes                        $    692      $  9,881
                                                  ========      ========
Capital expenditures(a)                                265           N/A
Total assets(a)                                     12,963           N/A

(a)  Information not available for 1999.

(b) Includes approximately $1.0 million in severance payments to a former executive of the Company.

(c) Includes an approximately $1.0 million charge related to the settlement of a dispute with the former shareholders of an acquired company and a credit of approximately $2.9 million related to the settlement of a dispute with the sellers of an affiliated dental practice (see Note 3). Also includes an approximately $1.0 million credit related to the settlement of a dispute with a former owner of an acquired dental practice.

13. SUBSEQUENT EVENTS:

         The trading price of the Company's Common Stock was subject to a major decline triggered by the Company's failure to meet the expectations of securities analysts and investors for the fourth quarter and year ended December 31, 1998. At December 31, 2000, the trading price of the Company's Common Stock was $0.50. At April 18, 2001, the trading price of the Company's Common Stock was $0.52. The Company cannot provide any assurance that the trading price of the Company's Common Stock will recover or that it will not experience a further decline. Moreover, the trading price of the Company's Common Stock could be subject to additional fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements by the Company or its competitors, governmental regulatory action, conditions in the health care industry generally or in the dental services industry specifically, or other events or factors, many of which are beyond the Company's control. The Company's operating results in future quarters may be below the expectations of securities analysts and investors. In such event, the price of the Company's Common Stock would likely decline, perhaps substantially.

         On January 11, 2001, The Nasdaq Stock Market, Inc. ("NASDAQ") notified the Company that the Company would not remain eligible for continued listing on The Nasdaq SmallCap Market unless its Common Stock demonstrated compliance with NASDAQ's $1.00 minimum bid price requirement during the 90-day period ending April 11, 2001. On April 12, 2001, NASDAQ notified the Company that the Company's stock price did not maintain compliance with NASDAQ's minimum bid price requirement during the 90-day period ended April 11, 2001. On April 18, 2001, the Company requested a panel hearing as permitted by applicable NASDAQ procedures. NASDAQ notified the Company that the request was granted and set the hearing date for June 1, 2001. However, there is no assurance that the Company will not be delisted either before or after the panel hearing. At the hearing, the Company will need to provide a definitive plan to achieve near term compliance with the continued listing requirements and to sustain such compliance over an extended period of time. The Company intends to present a plan to effectuate a one-for-six reverse stock split of the Company's Common Stock. The Company's continued listing on the NASDAQ SmallCap Market is subject to maintaining a closing bid price at or above $1.00 per share over a sustained period as well as demonstrating compliance with all of the other NASDAQ SmallCap Market continued listing requirements. The Board believes that if the proposed amendment is approved at the Annual Meeting and the reverse stock split is effected, the Company should regain compliance with the $1.00 per share minimum bid price required to remain listed on the NASDAQ SmallCap Market. However, the Company cannot guarantee that these conditions will be met and that the Company will not be delisted from the NASDAQ SmallCap Market, that even with the reverse stock split it will meet all of the NASDAQ SmallCap Market's continued listing criteria, or that the price for shares of the Company's Common Stock after the reverse stock split will be six times the price for shares immediately before the split or will be maintained for any period of time.