Form 10-K405, Exhibit 13
period 2001-12-31
MONARCH DENTAL CORP
filed 2002-04-01
CIK 1009900

                                                                    Exhibit 13.1

ITEM 6. SELECTED FINANCIAL DATA

        The selected consolidated statement of income data for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, and the selected consolidated balance sheet data at December 31, 2001, 2000, 1999, 1998 and 1997, have been derived from the Consolidated Financial Statements of Monarch Dental Corporation (the "Company") that have been audited by Arthur Andersen LLP, independent public accountants. The following selected consolidated financial information should be read in conjunction with the Consolidated Financial Statements and Notes thereto of the Company.

                                                                          YEARS ENDED DECEMBER 31,

(IN THOUSANDS, EXCEPT PER SHARE DATA)                      2001         2000         1999        1998         1997
------------------------------------------------------  ----------   ----------   ---------   ----------   ----------
CONSOLIDATED STATEMENT OF INCOME DATA:
    Patient revenue, net                                $ 211,867    $ 211,339    $ 204,070   $ 129,601    $  68,619
    Operating expenses:
         Provider salaries and benefits                    72,933       70,484       67,089      40,283       21,179
         Clinical and other salaries and benefits          57,083       56,657       53,195      36,556       18,803
         Dental supplies                                   10,744       10,534       10,386       6,898        4,282
         Laboratory fees                                   11,312       11,068        9,888       5,954        2,902
         Occupancy                                         10,507       10,265       10,066       7,265        3,709
         Advertising                                        2,037        2,684        3,073       2,436        1,781
         Other operating expenses                          27,623       24,693       22,031      17,855        7,944
         Strategic alternative costs                          317        2,347           --          --           --
         Depreciation and amortization                     11,516       11,110       10,549       9,863        2,938
                                                        ---------    ---------    ---------   ---------    ---------
                                                          204,072      199,842      186,277     127,110       63,538
                                                        ---------    ---------    ---------   ---------    ---------
    Operating income                                        7,795       11,497       17,793       2,491        5,081
    Interest expense, net                                  10,187       10,527        7,687       2,872        1,545
    Minority interest in consolidated subsidiaries            127          278          225          12           46
    Loss on sale of subsidiary                              1,067           --           --          --           --
                                                        ---------    ---------    ---------   ---------    ---------
    Income (loss) before income taxes and
         extraordinary item                                (3,586)         692        9,881        (393)       3,490
    Income taxes                                              200        1,174        3,300          31        1,355
                                                        ---------    ---------    ---------   ---------    ---------
    Income (loss) before extraordinary item                (3,786)        (482)       6,581        (424)       2,135
    Extraordinary loss on early extinguishment of
         debt, net of applicable tax benefit of
         $167                                                  --           --           --          --         (264)
                                                        ---------    ---------    ---------   ---------    ---------
    Net income (loss)                                   $  (3,786)   $    (482)   $   6,581   $    (424)   $   1,871
                                                        =========    =========    =========   =========    =========
    Net income (loss) per common share(1):
         Income (loss) before extraordinary item        $   (1.75)   $   (0.22)   $    3.16   $   (0.24)   $    2.01
         Extraordinary item                                    --           --           --          --        (0.25)
                                                        ---------    ---------    ---------   ---------    ---------

         Net income (loss)                              $  (1.75)    $   (0.22)   $    3.16   $   (0.24)   $    1.76
                                                        =========    =========    =========   =========    =========
    Net income (loss) per common share - assuming
         dilution(1):
         Income (loss) before extraordinary item        $  (1.75)    $   (0.22)   $    3.16   $   (0.24)   $    1.53
         Extraordinary item                                    --           --           --          --        (0.19)
                                                        ---------    ---------    ---------   ---------    ---------

         Net income (loss)                              $  (1.75)    $   (0.22)   $    3.16   $   (0.24)   $    1.34
                                                        =========    =========    =========   =========    =========

    Weighted average common shares outstanding -
         basic                                              2,164        2,146        2,084       1,801        1,061
    Weighted average common and common
         equivalent shares outstanding - diluted            2,164        2,146        2,086       1,801        1,391

--------------------------------------------------------------------------------------------------------------------

(1) Computed on the basis described in Note 2 of Notes to Consolidated Financial Statements.


                                                                        DECEMBER 31,

            (IN THOUSANDS)                             2001       2000      1999       1998       1997
            ---------------------------------------------------------------------------------------------
            CONSOLIDATED BALANCE SHEET DATA:
                Cash and cash equivalents             $ 3,811    $ 3,000  $  4,843   $  3,993   $  2,975

                Working capital (deficit)             (58,518)     2,614    (7,525)   (13,902)     1,337

                Total assets                          148,930    171,696   179,866    167,418     64,592
                Long-term debt, less current
                 maturities                               180     76,967    77,183     71,328     11,200

                Total stockholders' equity             63,761     67,508    66,594     57,463     41,966

        ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934, including statements under "Liquidity and Capital Resources" regarding the ability to renegotiate its loan agreement on acceptable terms or maintain sufficient liquidity to fund future operations,the risk that the Company will not receive a waiver of its current defaults under its Credit Facility and the related risks that the Company's lenders will accelerate the maturity of its indebtedness or apply the Company's cash balances to debt repayment and under "Critical Accounting Policies" regarding the Company's expectation that it will record a significant impairment charge related to certain of its markets following the completion of its initial impairment review in the second quarter of 2002. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors that might cause such a difference include, among others, risks associated with the Company's high levels of short-term indebtedness, reliance on certain personnel, acquisition strategy and expansion within existing markets, possible volatility of stock price, competition and other risks detailed in the Company's Securities and Exchange Commission filings. These and other risk factors are listed below under the caption "Certain Factors That May Affect Future Results."

OVERVIEW

        The Company provides management and administrative services to dental group practices in selected markets located in Texas, Colorado, Utah, Arizona, New Mexico, Arkansas, Indiana, Ohio, New Jersey, Pennsylvania, Virginia, Georgia and Florida. The dental group practices are comprised of dental facilities (each, a "Dental Office" and collectively, the "Dental Offices") that provide general dentistry services such as examinations, cleanings, fillings, bonding, placing crowns and fitting and placing fixed or removable prostheses. Many of the Dental Offices also provide specialty dental services such as orthodontics, oral surgery, endodontics, periodontics and pediatric dentistry. The Dental Offices focus on fee-for-service dentistry, supplementing this business with revenue from contracts with capitated managed dental care plans.

        The Company seeks to build geographically dense networks of dental providers by expanding within its existing markets. The Company seeks to generate growth within its existing markets by assisting the Dental Offices in increasing patient volume and fees in existing Dental Offices, either on a per-patient or per-procedure basis, by increasing the physical space of existing Dental Offices and by opening Dental Offices on a de novo basis. Historically, the Company has entered selected markets by acquiring dental group practices. The Company has used the acquired dental group practice as a "pedestal" from which to expand within the newly entered market.

        Since 1998, the Company's acquisition activity has decreased significantly due to financing constraints and the Company's focus on improving operations at its existing Dental Offices. Under the terms of the Company's Credit Facility, the Company is prohibited from making acquisitions without bank approval. The Company's current growth strategy is to strengthen the Company's presence in its existing markets by acquiring dental practices in existing markets and opening Dental Offices on a de novo basis when opportunities arise and financial constraints permit. In December 2001, the Company sold its Wisconsin operations consisting of 26 Dental Offices and used proceeds from the sale to repay indebtedness of approximately $9.3 million under its existing Credit Facility. The Company currently provides management and administrative services to 158 Dental Offices in 17 markets. The number of Dental Offices the Company provides management and administrative services to, including the opening of de novo Dental Offices, acquisitions and Dental Offices that were closed or sold during the last five years is shown in the table below:

                                                       2001         2000         1999       1998 (1)       1997
                                                       ----         ----         ----       --------       ----
Offices at beginning of period                         189          190          192           99           53
De novo offices                                         -            1            -             7            7
Acquired offices                                        -            1            7            88           39
Closed offices                                         (4)          (3)          (7)           (2)           -
Sold offices                                          (27)           -           (2)            -            -
                                                       ---          ---          ---           ---          --
Offices at end of period                               158          189          190           192          99
                                                       ===          ===          ===           ===          ==

(1) Includes two less acquired offices due to two office closings prior to the Valley Forge Dental Associates, Inc. acquisition.

        The Company's 2001 results of operations were materially affected by two items recorded in the fourth quarter, which in the aggregate decreased net income $1.7 million, or $0.80 per share. The two items included a $1.1 million loss on sale of subsidiary resulting from the sale of the Company's Wisconsin operations in December 2001 and a pre-tax charge of $1.0 million for uncollectible unbilled orthodontic receivables. This charge originated due to programming enhancements made to the Company's clinical management system during the fourth quarter of 2001 that have enabled the Company to more accurately track its orthodontic contracts. The Company recognized the $1.0 million charge in the fourth quarter of 2001 as a change in the accounting estimate when the information became known. Additionally, the Company recorded strategic alternative costs of $317,000 on a pre-tax basis, or $0.10 per share, during the first half of 2001 resulting primarily from legal, investment banking and other professional fees incurred from efforts to explore strategic alternatives in order to maximize shareholder value.

        The Company's 2000 results of operations were materially affected by strategic alternative costs discussed above of $2.3 million on a pre-tax basis, or $0.72 per share. In addition, the Company also recorded a non-recurring pre-tax expense of $1.0 million, or $0.31 per share, in the fourth quarter of 2000 consisting of severance payments made to a former executive of the Company.

        The Company's 1999 results of operations were materially affected by two items recorded in the second quarter and two items recorded in the fourth quarter, which in the aggregate increased net income $2.3 million, or approximately $1.10 per share. In the second quarter, a $1.0 million pre-tax charge was recorded related to the settlement of a dispute with the former shareholders of an acquired company. This amount was offset by a $1.0 million pre-tax reduction in liabilities related to a favorable outcome of a dispute with a former owner of an acquired dental practice. In the fourth quarter, a non-taxable $2.9 million credit, net of related legal expenses, was recorded in conjunction with a settlement of a dispute with the sellers of an affiliated dental practice. This credit was offset by an income tax adjustment of $588,000 relating to goodwill amortization that is not deductible for tax purposes.

        Acquisitions. Since 1999, as a result of its limited availability of additional capital, the Company significantly decreased its acquisition activity. Per the terms of the Company's Credit Facility, the Company is prohibited from making acquisitions without bank approval. The majority of the Company's acquisitions occurred prior to 2000. Moreover, the Company sold its Wisconsin operations consisting of 26 Dental Offices in December 2001. The acquired dental practices to which the Company currently provides management and administrative services are listed below:

                                               NUMBER OF       NUMBER OF         DATE             EFFECTIVE DATE
DENTAL GROUP PRACTICE / MARKET               DENTAL OFFICES   DENTISTS (1)      FOUNDED           OF ACQUISITION
------------------------------                -------------   ------------    ------------    -----------------------
1996 existing market acquisitions                    1               1           1981         October 1996
1997 existing market acquisitions                    4               4          Various       Various
1998 existing market acquisitions                    6               6          Various       Various
1999 existing market acquisitions                    4               6          Various       Various
MacGregor Dental Centers, Houston                   15              42           1962         February 1996
Convenient Dental Care, Arkansas                     1               6           1982         November 1996
Arkansas Dental Health, Arkansas                     3               7           1984         January 1997
United Dental Care, Arkansas                         9              15           1990         April 1997
Dental Centers of Indiana, Indiana                  11              14           1980         August 1997
J.B. Hays, Arkansas                                  1               6           1994         October 1997
Three Peaks Dental Management, Colorado              6              10           1990         November 1997
Press Family Dental, San Antonio                     3              14           1971         November 1997
Dental America, Midland - Odessa                     2               4           1994         December 1997
Dental Care One, Ohio                                8              14           1979         March 1998
Managed Dental Care Centers, Austin & New
  Mexico                                             9              10           1995         June 1998
Valley Forge Dental Associates, Various             55             130           1995         September 1998
Talbert Dental, Arizona and Utah                    10              32           1973         September 1998

--------------------------------------------------------------------------------
(1) Includes full-time general dentists and specialists employed by or under contract with the applicable professional corporation.



        Existing Market Development. The Company commenced operations in 1983 with a group dental practice in Dallas. From its founding in 1983 through December 31, 2001, the Company opened 28 additional Dental Offices on a de novo basis (21 in Dallas-Fort Worth, three in Houston, two in San Antonio and one each in Indiana and Atlanta.) The Company completed its first acquisition of a solo practice in an existing market (Dallas-Fort Worth) in October 1996. The Company purchased four solo practices in existing markets (three in Dallas-Fort Worth and one in Houston) in 1997. The Company purchased seven solo practices in existing markets (one in Dallas-Fort Worth, two in Indiana, two in San Antonio, one in Wisconsin and one in Midland-Odessa) in 1998. The Company purchased seven solo practices in existing markets (three in Dallas-Fort Worth, three in Wisconsin and one in Georgia) in 1999 and in 2000 purchased one solo practice in the Wisconsin market. In September 2001 one of the solo practices purchased in the Company's Dallas-Fort Worth market during 1999 was closed and the patient base was transferred to other Dental Offices. Of the five solo practices acquired in the Company's former Wisconsin market, one was sold to a former owner in May 2001 and the remaining four were sold in December 2001 to a company formed by the investment firm of Bayview Capital Partners LP and the former management personnel of the Wisconsin market.

         Patient revenue, net from the Company's Dallas-Fort Worth operations increased $12.3 million, or 36.9%, to $45.7 million in 1999, increased $4.8 million, or 10.5%, to $50.5 million in 2000 and increased $1.8 million, or 3.6%, to $52.3 million in 2001. Operating income for the Company's Dallas-Fort Worth operations increased $3.3 million, or 63.2%, to $8.5 million in 1999, increased $2.2 million, or 25.4%, to $10.7 million in 2000 and decreased $253,000, or 2.4%, to $10.4 million, excluding a charge for uncollectible unbilled orthodontic receivables, in 2001.

        The average investment by the Company in the seventeen de novo Dental Offices opened since January 1, 1996 was approximately $267,000, which includes the cost of equipment, leasehold improvements and working capital associated with the initial operations. Twelve de novo Dental Offices opened since January 1, 1996 began contributing operating income to the Company within three months of opening. The remaining five de novo Dental Offices opened since January 1, 1996 began contributing operating income to the Company within four, five, five, seven and fifteen months, respectively, of opening. Future de novo Dental Offices, however, may require a greater investment by the Company and may not begin contributing operating income to the Company within that period of time. Furthermore, financial constraints may limit the Company's ability to open de novo Dental Offices in the future. The Company expenses operating costs (other than costs related to fixed assets) in connection with the establishment of a de novo Dental Office as these costs are incurred.

COMPONENTS OF REVENUE AND EXPENSES

        The Company provides management and administrative services to dental group practices under long-term administrative services agreements (the "Administrative Services Agreements"). The Administrative Services Agreements represent the Company's right to provide these services to the Dental Offices during the 40-year term of the agreement. The Administrative Services Agreements cannot be terminated by the related professional corporation without cause, consisting primarily of bankruptcy or material default.

        Under the Administrative Services Agreements, the Company assumes responsibility for providing all management and administrative services to the dental group practices' business (including all operating expenses consisting of the expenses incurred by the Company in connection with managing the Dental Offices, including salaries and benefits for personnel other than dentists and hygienists, dental supplies, dental laboratory fees, occupancy costs, equipment leases, management information systems and other expenses related to the dental practice operations) other than the provision of dental services and retains a 100% residual interest in the net income of the dental group practices. The Company receives a management fee equal to the Company's costs plus the lower of
(i) 30% of the professional dental corporations and associations (the "P.C.s") net revenues or (ii) the P.C.'s net pre-tax income. If net pre-tax income exceeds 30% of the P.C.'s net revenues, the P.C. would retain the amount of pre-tax income over 30% of the P.C.'s net revenues. The Company's net revenue and operating results are significantly dependent upon the revenue of the dental group practices. The Company has no material commitments or guarantees to the dental group practices under the Administrative Services Agreements.

        Under the Administrative Services Agreements, the Company establishes a "controlling financial interest" as defined by EITF 97-2, "Application of FASB No. 94 and APB No. 16 to Physician Practice Management Entities and Certain Other Entities under Contractual Management Arrangement" ("EITF 97-2"). In addition, the Company has nominee shareholder arrangements with certain of the dental group practices as defined by EITF 97-2. For these reasons, the Company consolidates the financial statements of the dental group practices.

        Patient revenue, net ("Revenue") represents the revenue of the P.C.s to whom the Company provides management and administrative services or of the Company (in states in which ownership of dental practices by the Company is permitted) reported at estimated realizable amounts, received from third-party payors and patients for dental services rendered at the Dental Offices. Operating expenses consist of the expenses incurred by the Company or the P.C.s in connection with the operation and management of the Dental Offices. These include salaries and benefits paid to dentists and hygienists by the P.C.s or by the Company in states in which ownership of dental practices by the Company is permitted (Wisconsin only), salaries and benefits for personnel other than dentists and hygienists, dental supplies, dental laboratory fees, occupancy costs, advertising, equipment leases, management information systems and other expenses related to dental practice operations, as well as depreciation and amortization expense.

        Revenue is derived principally from fee-for-service Revenue and Revenue from capitated managed dental care plans. Fee-for-service Revenue consists of Revenue of the P.C.s or the Company (with respect to the former Wisconsin operations) received from indemnity dental plans, preferred provider plans and direct payments by patients not covered by any third-party payment arrangement. Managed dental care Revenue consists of Revenue of the P.C.s or the Company received from capitated managed dental care plans, including capitation payments and patient co-payments.

        Capitated managed dental care contracts are between dental benefits organizations, the Company and the P.C.s (except with respect to the former Wisconsin operations). Under the Administrative Services Agreements, the Company negotiates and administers these contracts on behalf of the P.C.s. Under a capitated managed dental care contract, the dental group practice provides dental services to the members of the dental benefits organization and receives a fixed monthly capitation payment for each plan member covered for a specific schedule of services regardless of the quantity or cost of services to the participating dental group practice obligated to provide them. This arrangement shifts the risk of utilization of these services to the dental group practice providing the dental services. Because the Company assumes responsibility under the Administrative Services Agreements for all aspects of the operation of the dental practices (other than the practice of dentistry) and thus bears all costs of the P.C.s associated with the provision of dental services at the Dental Offices (other than compensation and benefits of dentists and hygienists), the risk of over-utilization of dental services at the Dental Offices under capitated managed dental care plans is effectively shifted to the Company.
In addition, dental group practices participating in a capitated managed dental care plan often receive co-payments for more complicated or elective procedures. In contrast, under traditional indemnity insurance arrangements, the insurance company pays a percentage of reasonable charges that are billed by the dental group practice for the dental services provided.

        The Company seeks to assist the Dental Offices in increasing fee-for-service business by increasing the size of existing offices and advertising. The Company then seeks to assist the Dental Offices to supplement this fee-for-service business with Revenue from contracts with capitated managed dental care plans. Fee-for-service Revenue accounted for 60.2%, 58.2% and 59.5% of the Company's total Revenue for 2001, 2000 and 1999, respectively, and managed dental care Revenue accounted for 39.8%, 41.8% and 40.5% in 2001, 2000 and 1999, respectively. As the Company has increased capacity by expanding within its existing markets and into new markets, managed dental care Revenue has contributed to overall higher utilization of the Company's facilities. Thus, although the Company's fee-for-service business generally is more profitable than its capitated managed dental care business on a per-patient and per-procedure basis, capitated managed dental care business serves to increase facility utilization and dentist productivity.

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

                                                                YEARS ENDED DECEMBER 31,
                                                           -----------------------------------
                                                             2001         2000         1999
                                                             ----         ----         ----
         Patient revenue, net                               100.0%       100.0%       100.0%
         Operating expenses:
            Provider salaries and benefits                   34.4         33.3         32.9
            Clinical and other salaries and benefits         26.9         26.8         26.1
            Dental supplies                                   5.1          5.0          5.1
            Laboratory fees                                   5.3          5.2          4.8
            Occupancy                                         5.0          4.9          4.9
            Advertising                                       1.0          1.3          1.5
            Other operating expenses                         13.1         11.7         10.8
            Strategic alternative costs                       0.1          1.1            -
            Depreciation and amortization                     5.4          5.3          5.2
                                                             ----         ----         ----
                                                             96.3         94.6         91.3
                                                             ----         ----         ----
         Operating income                                     3.7          5.4          8.7
         Interest expense, net                                4.8          5.0          3.8
         Minority interest in consolidated
            subsidiaries                                      0.1          0.1          0.1
         Loss on sale of subsidiary                           0.5            -            -
                                                             ----         ----         ----
         Income (loss) before income taxes                   (1.7)         0.3          4.8
         Income taxes                                         0.1          0.5          1.6
                                                             ----         ----         ----
         Net income (loss)                                   (1.8)%       (0.2)%        3.2%
                                                           ========     ========     ========


YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR ENDED DECEMBER 31, 2000

        Patient revenue, net. Revenue increased to $211.9 million for 2001 from $211.3 million for 2000, an increase of $528,000, or 0.2%. Management changes and high dentist turnover in the Company's Houston, Philadelphia, Georgia, New Jersey and Colorado markets negatively impacted Revenue growth for 2001. The combined Revenue of these markets for 2001 decreased $6.0 million, or 11.6%, compared to 2000. The Company's remaining thirteen markets experienced an increase in Revenue of $6.5 million, or 4.1%, for 2001 compared to 2000 primarily as a result of fee schedule increases and additional fee-for-service patient volume.

        Fee-for-service revenue (i.e., revenue derived from indemnity dental plans, preferred provider plans and direct payments by patients not covered by any third-party payor) increased to $127.6 million for 2001 from $123.1 million for 2000, an increase of $4.5 million, or 3.7%. This increase resulted primarily from fee schedule increases and additional fee-for-service patient volume at the Dental Offices. Managed dental care revenue (i.e., revenue from capitated managed dental care plans, including capitation payments and patient co-payments) decreased to $84.3 million for 2001 from $88.2 million for 2000, a decrease of $3.9 million, or 4.5%. This decrease resulted primarily from the elimination of several less profitable managed care plans partially offset by fee increases in the remaining managed care plans. As a percentage of Revenue, fee-for-service revenue increased to 60.2% for 2001 from 58.2% for 2000.

        Provider salaries and benefits. Provider salaries and benefits expense represents compensation, benefits and related payroll costs for patient service providers including dentists and hygienists. This expense increased to $72.9 million for 2001 from $70.5 million for 2000, an increase of $2.4 million, or 3.5%. This increase resulted primarily from higher dentist and hygienist compensation in several markets and to a lesser extent from overall increases in employee benefit costs. In general, the dentists employed by the P.C.'s are compensated based on a percentage of the cash collections related to their dental treatment production. However, prior to converting to this payment method, it is the Company's normal practice to pay new dentists a fixed salary for the first three to six months of their employment. Due to the high dentist turnover, particularly in the markets referred to in the Patient revenue, net discussion above, the fixed salary expense is relatively high when compared against the amount of collectible Revenue produced by the dentist. The Company believes that it is necessary to incur this fixed salary expense in order to attract quality dentists.

        Clinical and other salaries and benefits. Clinical and other salaries and benefits expense represents compensation, benefits and related payroll costs for all Dental Office staff, excluding dentists and hygienists, and corporate employees. This expense increased to $57.1 million for 2001 from $56.7 million for 2000, an increase of $427,000, or 0.8%. Excluding severance payments totaling $1.0 million that were made to a former executive of the Company in 2000, the increase was $1.4 million, or 2.6%. This increase resulted primarily from annual merit increases and to a lesser extent increased employee benefit costs. As a percent of Revenue, clinical and other salaries and benefits expense increased slightly to 26.9% for 2001 from 26.8% for 2000.

        Dental supplies. Dental supplies expense represents all direct supply costs used in patient treatment programs. This expense increased to $10.7 million for 2001 from $10.5 million for 2000, an increase of $210,000, or 2.0%. This increase resulted primarily from increased supply costs. As a percent of Revenue, dental supplies expense increased slightly to 5.1% for 2001 from 5.0% for 2000.

        Laboratory fees. Laboratory fee expense represents all external lab work required for patient treatment programs. The Company currently operates two internal labs in its Arkansas and Cleveland markets. This expense increased to $11.3 million for 2001 from $11.1 million for 2000, an increase of $244,000, or 2.2%. This increase resulted primarily from increased dental procedures requiring the use of a laboratory and increased material costs used in the production of crowns. As a percent of Revenue, laboratory fee expense increased slightly to 5.3% for 2001 from 5.2% for 2000.

        Occupancy. Occupancy expense represents operating leases and utilities associated with the Company's Dental Offices and corporate office. This expense increased to $10.5 million for 2001 from $10.3 million for 2000, an increase of $241,000, or 2.4%. This increase resulted primarily from higher costs associated with certain lease renewals and was partially offset by five Dental Office closures during 2001. The Company relocated its corporate office in September 2001 and expects to realize a lease expense reduction of approximately $200,000 per year beginning in 2002 relating to this relocation. As a percent of Revenue, occupancy expense increased slightly to 5.0% for 2001 from 4.9% for 2000.

        Advertising. Advertising expense represents marketing efforts to communicate the multiple treatment programs available at the Company's Dental Offices. The Company primarily uses direct mailing to potential customers within a certain distance of its Dental Offices and periodically uses television and radio advertisements in its larger markets. This expense decreased to $2.0 million for 2001 from $2.7 million for 2000, a decrease of $647,000, or 24.1%. This decrease resulted from cost control initiatives implemented to reduce marketing costs. As a percent of Revenue, advertising expense decreased to 1.0% for 2001 from 1.3% for 2000.

        Other operating expenses. Other operating expenses represents professional services (other than dentistry), travel, bank fees, insurance, bad debt expense, telephone, office supplies, local taxes and other miscellaneous expenses incurred at the Dental Offices and corporate office. These expenses increased to $27.6 million for 2001 from $24.7 million for 2000, an increase of $2.9 million, or 11.9%. This increase resulted primarily from higher legal fees incurred in connection with management changes and high dentist turnover in the five markets referred to in the Patient revenue, net discussion above and the sale of the Company's Wisconsin operations in December 2001 and computer conversions in certain markets in a continued effort to standardize the Company's clinical management system throughout its national network of Dental Offices. In addition to the computer conversions discussed above, expanded capabilities within the Company's clinical management system have enabled the Company to more accurately track its orthodontic contracts. In connection with these expanded capabilities, the Company recorded a pre-tax charge of $1.0 million related to the write-off of unbilled orthodontic receivables in the fourth quarter of 2001. As a percent of Revenue, other operating expenses increased to 13.1% for 2001 from 11.7% for 2000.

        Strategic alternative costs. Strategic alternative costs were $317,000 for 2001 and $2.3 million for 2000 and consist primarily of legal and professional fees incurred from efforts to explore strategic alternatives in order to maximize shareholder value.

        Depreciation and amortization. Depreciation and amortization expense increased to $11.5 million for 2001 from $11.1 million for 2000, an increase of $406,000, or 3.7%. This increase resulted primarily from a goodwill impairment expense of $421,000 associated with one dental office closure in the Company's Dallas-Fort Worth market in 2001.

        Operating income. Operating income decreased to $7.8 million for 2001 from $11.5 million for 2000, a decrease of $3.7 million, or 32.2%. This decrease resulted primarily from the negative impact of management changes and high dentist turnover in the Company's Houston, Philadelphia, Georgia, New Jersey and Colorado markets. The combined operating income of these markets for 2001 decreased $4.5 million, or 137.4%, compared to 2000. Additionally, operating income was negatively impacted by the increased cost of labor in certain of the Company's markets and by higher legal fees and computer conversion costs. As a percent of Revenue, operating income decreased to 3.7% for 2001 from 5.4% for 2000. This decrease was due principally to higher provider salaries and benefits expense and other operating expenses and to a lesser extent slightly higher clinical and other salaries and benefits expense, dental supplies expense, laboratory fee expense, occupancy and depreciation and amortization expense as a percentage of Revenue partially offset by lower advertising and strategic alternative costs as a percentage of Revenue.

        Interest expense, net. Interest expense, net decreased to $10.2 million for 2001 from $10.5 million for 2000, a decrease of $339,000, or 3.2%. The Company had lower average outstanding debt balances and lower interest rates for 2001 compared to 2000. Average debt outstanding under the Credit Facility totaled $79.0 million for 2001 compared to average debt outstanding of $81.5 million for 2000. The average interest rate for 2001 was approximately 9.6% compared to a rate of approximately 10.3% for 2000. The decrease in interest expense would have been greater for 2001 but was negatively impacted by interest rate hedges entered into by the Company prior to the decrease in the prime lending rate during 2001.

        Minority interest in consolidated subsidiaries. Minority interest in consolidated subsidiaries decreased to $127,000 for 2001 from $278,000 for 2000, a decrease of $151,000, or 54.1%. This decrease resulted from lower net income in markets that are not wholly owned by the Company for 2001 compared to 2000. During 2001, the Company purchased the remaining 6.25% of its Georgia market.

        Loss on sale of subsidiary. On December 31, 2001, the Company sold its Wisconsin operations, including one office located in Minnesota, to Midwest Dental, Inc., a company formed by the investment firm of Bayview Capital Partners LP, of Minneapolis, Minnesota and the Company's former management personnel for the Wisconsin operations. In connection with the sale the Company recorded a $1.1 million loss, which is not recognized for tax purposes.

        Income taxes. Income tax expense decreased to $200,000 for 2001 from $1.2 million for 2000, a decrease of $974,000, or 83.0%. This decrease resulted from lower income (loss) before income taxes, which decreased to a loss before income taxes of $3.6 million for 2001 from net income before income taxes of $692,000 for 2000, a decrease of $4.3 million, or 618.2%.

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

        Strategic alternative costs. Strategic alternative costs were $2.3 million for 2000 resulting primarily from legal, investment banking and other professional fees incurred from efforts to explore strategic alternatives in order to maximize shareholder value. These efforts included exploring potential strategic transactions, such as the possible sale or merger of the Company or a subordinated debt transaction.

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

        Minority interest in consolidated subsidiaries. Minority interest in consolidated subsidiaries increased to $278,000 for 2000 from $224,000 for 1999, an increase of $54,000, or 24.1%. This increase resulted from higher net income in markets that are not wholly-owned by the Company in 2000 compared to 1999.

        Income taxes. Income tax expense decreased to $1.2 million for 2000 from $3.3 million for 1999, a decrease of $2.1 million, or 64.5%. This decrease resulted from lower income before income taxes, which decreased to $692,000 for 2000 from $9.9 million for 1999, a decrease of $9.2 million, or 93.0%.

QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

        The following table sets forth unaudited quarterly consolidated operating results for each of the Company's last eight quarters ended December 31, 2001. This information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and includes all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of the data. These quarterly consolidated results are not necessarily indicative of future consolidated results of operations. This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

                                                                             QUARTERS ENDED
                                         ----------------------------------------------------------------------------------------
                                          DEC. 31,    SEPT. 30,  JUNE 30,   MAR. 31,   DEC. 31,   SEPT. 30,  JUNE 30,   MAR. 31,
                                           2001 (1)     2001       2001       2001     2000 (2)     2000       2000       2000
                                          --------    ---------  --------   --------   --------   ---------  --------   --------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Patient revenue, net...............       $ 51,646    $ 51,721   $ 53,685   $ 54,814   $ 50,167   $ 51,979   $ 54,170   $ 55,023
Operating expenses:
  Provider salaries and benefits...         18,071      17,933    18,327      18,602     17,068     17,411    18,077      17,928
  Clinical and other salaries and
   benefits........................         13,771      14,005    14,421      14,886     15,409     13,819    13,844      13,585
  Dental supplies..................          2,775       2,598     2,705       2,666      2,582      2,423     2,561       2,968
  Laboratory fees..................          2,790       2,778     2,853       2,891      2,757      2,825     2,622       2,864
  Occupancy........................          2,489       2,743     2,602       2,672      2,549      2,609     2,524       2,583
  Advertising......................            425         414       585         613        680        758       579         667
  Other operating expenses.........          8,560       6,569     6,572       5,921      6,270      6,165     5,868       6,390
  Strategic alternative costs......              -           -        58         260      1,288        586       473           -
  Depreciation and amortization....          3,222       2,757     2,773       2,765      2,883      2,755     2,757       2,715
                                          ---------   ---------   ------    --------   ---------  ---------   ------    --------
                                            52,103      49,797    50,896      51,276     51,486     49,351    49,305      49,700
                                          ---------   ---------   ------    --------   ---------  ---------   ------    --------
Operating income (loss)............           (457)      1,924     2,789       3,538     (1,319)     2,628     4,865       5,323
Interest expense, net..............          2,517       2,604     2,504       2,562      2,694      2,688     2,564       2,582
Minority interest in consolidated
  subsidiaries                                   9          25        20          73         33         77        81          87
Loss on sale of subsidiary                    1067           -         -           -          -          -         -           -
                                          ---------   ---------   ------    --------   ---------  ---------   ------    --------
Income (loss) before income taxes..         (4,050)       (705)      265         903     (4,046)      (137)    2,220       2,654
Income taxes (benefit) ............           (437)        (39)      174         502     (1,037)        16     1,001       1,193
                                          ---------   ---------   ------    --------   ---------  ---------   ------    --------
Net income (loss)..................       $ (3,613)   $   (666)   $   91    $    401   $ (3,009)  $   (153)   $1,219    $  1,461
                                          =========   =========   ======    ========   =========  =========   ======    ========


Net income (loss) per common share        $  (1.67)   $ (0.31)    $ 0.04    $   0.19   $  (1.40)  $  (0.07)   $ 0.57    $   0.68
                                          =========   =========   ======    ========   =========  =========   ======    ========
Net income (loss) per common share-
  assuming dilution                       $  (1.67)   $ (0.31)    $ 0.04    $   0.18   $  (1.40)  $  (0.07)   $ 0.55    $   0.66
                                          =========   =========   ======    ========   =========  =========   ======    ========
Weighted average number of common
  shares outstanding                         2,167       2,167     2,160       2,160      2,151      2,151     2,141       2,140
                                          =========   =========   ======    ========   =========  =========   ======    ========
Weighted average number of common and
  common equivalent shares outstanding       2,167       2,167     2,226       2,225      2,151      2,151     2,229       2,219
                                          =========   =========   ======    ========   =========  =========   ======    ========

(1) Includes the effect of approximately $1.0 million (pre-tax) related to the write-off of unbilled orthodontic receivables.

(2) Includes the effect of approximately $1.0 million (pre-tax) in severance payments made to a former executive of the Company.

                                                                            QUARTERS ENDED
                                         ---------------------------------------------------------------------------------------
                                          DEC. 31,   SEPT. 30,  JUNE 30,   MAR. 31,    DEC. 31,   SEPT. 30,  JUNE 30,   MAR. 31,
                                          2001 (1)     2001       2001       2001      2000 (2)     2000       2000       2000
                                         ----------  ---------  --------  ---------   ---------   ---------  --------   --------
                                                                         PERCENTAGE OF REVENUE
                                         ---------------------------------------------------------------------------------------
Patient revenue, net...............         100.0%    100.0%     100.0%     100.0%      100.0%    100.0%     100.0%     100.0%
Operating expenses:
  Provider salaries and benefits...          35.0      34.7        34.1      33.9        34.0      33.5       33.4       32.6
  Clinical and other salaries and
  benefits.........................          26.7      27.1        26.9      27.2        30.7      26.6       25.5       24.7
  Dental supplies..................           5.4       5.0         5.0       4.9         5.1       4.7        4.7        5.4
  Laboratory fees..................           5.4       5.4         5.3       5.3         5.5       5.4        4.8        5.2
  Occupancy........................           4.8       5.3         4.8       4.9         5.1       5.0        4.7        4.7
  Advertising......................           0.8       0.8         1.1       1.1         1.4       1.4        1.1        1.2
  Other operating expenses.........          16.6      12.7        12.3      10.7        12.5      11.9       10.8       11.6
  Strategic alternative costs......             -         -         0.1       0.5         2.6       1.1        0.9          -
  Depreciation and amortization....           6.2       5.3         5.2       5.0         5.7       5.3        5.1        4.9
                                          -------   -------     -------   -------     -------   -------    -------    -------
                                            100.9      96.3        94.8      93.5       102.6      94.9       91.0       90.3
                                          -------   -------     -------   -------     -------   -------    -------    -------
Operating income (loss)............          (0.9)      3.7         5.2       6.5        (2.6)      5.1        9.0        9.7
Interest expense, net..............           4.8       5.1         4.7       4.7         5.4       5.2        4.7        4.7
Minority interest in consolidated
  subsidiaries.....................             -         -           -       0.2         0.1       0.2        0.2        0.2
Loss on sale of subsidiary.........           2.1         -           -         -           -         -          -          -
                                          -------   -------     -------   -------     -------   -------    -------    -------
Income (loss) before income taxes..          (7.8)     (1.4)        0.5       1.6        (8.1)     (0.3)       4.1        4.8
Income taxes (benefit).............          (0.8)     (0.1)        0.3       0.9        (2.1)        -        1.8        2.1
                                          -------   -------     -------   -------     -------   -------    -------    -------
Net income (loss) .................          (7.0%)    (1.3%)       0.2%      0.7%       (6.0%)    (0.3%)      2.3%       2.7%
                                          =======   =======     =======   =======     =======   =======    =======    =======

(1) Includes the effect of approximately $1.0 million (pre-tax) related to the write-off of unbilled orthodontic receivables.

(2) Includes the effect of approximately $1.0 million (pre-tax) in severance payments made to a former executive of the Company.


LIQUIDITY AND CAPITAL RESOURCES

        Because the Company's Credit Facility terminates on July 1, 2002 and the Company is currently in default with the terms of the Credit Facility under the minimum EBITDA and minimum net worth covenants, the Company was required to reclassify the entire outstanding amount under the Credit Facility to current liabilities from long-term debt. This reclassification resulted in the Company having a $58.5 million working capital deficit at December 31, 2001. The Company is actively engaged in finding a long-term solution to the financial covenant defaults. In this regard, the Company has engaged Bank of America Securities to explore strategic alternatives such as a sale of the Company, an equity investment in the Company, the issuance of debt securities or a sale of all or a portion of the assets of the Company. However, there can be no assurance that the Company will be successful in entering into an agreement to consummate any strategic alternative or that the Company's lenders will agree to any strategic alternative on terms acceptable to the Company or at all. Current liabilities consisted of $2.0 million in accounts payable, $2.5 million in accrued payroll, $3.8 million in accrued liabilities, $4.9 million in amounts payable to affiliated dental group practices as consideration for accounts receivable acquired from such group practices and $67.6 million in current maturities of notes payable and capital lease obligations. Current liabilities were partially offset by current assets of $22.3 million, consisting of $3.8 million in cash and cash equivalents, $14.5 million in accounts receivable, net of allowances, prepaid expenses and other current assets of $3.5 million and an income tax receivable of $513,000. The Company's principal sources of liquidity as of December 31, 2001 consisted of cash and cash equivalents and net accounts receivable.

        For 2001 and 2000, cash provided by operations was $12.1 million and $11.3 million, respectively.

        Cash provided by investing activities was $5.6 million for 2001. Cash used in investing activities was $8.7 million for 2000. For 2001, the Company received $9.0 million from the sale of its Wisconsin operations, net of deal costs and required escrow amounts. This amount was partially offset by $393,000 utilized to meet contingent payments for acquisitions completed in prior periods, $199,000 used to purchase the remaining 6.25% of the Company's Georgia market and $2.8 million invested in the purchase of additional property and equipment. For 2000, $4.7 million was utilized to meet contingent payments for acquisitions completed in prior periods, $751,000 was utilized for acquisitions, $3.1 million was invested in the purchase of additional property and equipment and $154,000 was utilized for other investing activities.

        For 2001, cash used in financing activities was $16.9 million primarily comprised of the repayment of $16.8 million in outstanding debt. For 2000, cash used in financing activities was $4.5 million primarily comprised of the repayment of $6.8 million in outstanding debt offset by $2.7 million in net borrowings.

        The Company has a Credit Facility with a bank syndicate, which expires by its terms on July 1, 2002. At December 31, 2001, the Company had $67.3 million outstanding under the Credit Facility. The amounts outstanding under the Credit Facility bear interest at the lead lender's prime rate plus three percent with interest payments due on a monthly basis. The Credit Facility requires the Company to repay principal based on a schedule whereby monthly payments are made aggregating $2.0 million and $2.3 million in the first quarter of 2002 and two months ended May 31, 2002, respectively. An additional principal payment will be required on April 30, 2002 if the Company exceeds certain cash flow levels. A $500,000 fee is due on April 30, 2002 if a specified threshold above the required amortization is not met. Additionally, the lenders will receive warrants to purchase shares of the Company's Common Stock at an Exercise Price of $0.01 per share (per the Warrant agreement dated April 1, 2001), equal to 5% of the outstanding shares of the Company's Common Stock as of July 1, 2002, if all outstanding debt is not paid in full by July 1, 2002. The Credit Facility prohibits the Company from incurring additional indebtedness, incurring liens, disposing of assets, making investments or making acquisitions without bank approval, and requires the Company to maintain certain financial covenants. These covenants require the Company to maintain minimum total net worth of $66.5 million as of December 31, 2001; minimum EBITDA, on a trailing three month basis, of $6.0 million as of December 31, 2001; and a limit on capital expenditures of $3.0 million from April 1, 2001 through December 31, 2001. All covenants are measured monthly and minimum thresholds for the minimum total net worth and minimum EBITDA covenants fluctuate in future periods. The Credit Facility is secured by all of the assets of the Company.

        At December 31, 2001, the Company was in default with the terms of the Credit Facility under the minimum EBITDA and minimum net worth covenants. Revenue declines in the Company's Houston, Philadelphia, Georgia, New Jersey and Colorado markets, which resulted in lower than expected EBITDA levels, contributed to the defaults. Although the Company is attempting to negotiate an amendment to its Credit Agreement and to secure a waiver of the defaults and an extension of the Credit Facility, there can be no assurance that the Company's lenders will grant a waiver or agree to an amendment on terms acceptable to the Company or at all. The Company has made all required principal and interest payments related to its Credit Agreement. However, the Company agreed to make the monthly principal amounts described above prior to the sale of its Wisconsin operations. The loss of the cash flow from the Wisconsin operations has adversely affected the Company's ability to make these payments and avoid a payment default under the Credit Facility. It is unclear whether the Company's remaining operations will provide sufficient cash flow to make these payments on a timely basis.

        On February 7, 2002, the Company's lenders notified the Company that they were exercising their option to impose the default interest rate under the Credit Agreement, which is equal to the lead lender's prime rate plus six percent, for the remaining duration of the Company's default. The default rate will significantly increase the Company's interest payments under the Credit Facility and will negatively impact the Company's liquidity. Moreover, for as long as the Company remains in default, the Company's lenders have the right to accelerate the maturity of the Company's debt under the Credit Facility and to use cash balances in the Company's bank accounts to set off a portion of the debt. The Company does not have cash available to pay off its total indebtedness under the Credit Facility and its financial condition and results of operations would be materially and adversely affected by the lenders' use of its available cash to set off a portion of the debt.

        The Company believes that cash generated from operations will be sufficient to fund its core operations. However, it is unclear whether the Company will be able to make its April and May principal payments described above that were agreed to prior to the sale of its Wisconsin operations due to the Company's lower monthly cash flow. The Credit Facility expires by its terms on July 1, 2002, and all of the Company's debt thereunder will then be due. The Company will not generate sufficient cash flow by July 1, 2002 to repay all or a substantial portion of its debt under the Credit Facility, raising substantial doubt about its ability to continue as a going concern. In this regard, the Company has engaged Bank of America Securities LLC to explore strategic alternatives such as a sale of the Company, an equity investment in the Company, the issuance of debt securities or a sale of all or a portion of the Company's assets. However, there can be no assurance that the Company will be successful in entering into an agreement to consummate any strategic alternative or that the Company's lenders will agree to any strategic alternative on terms acceptable to the Company or at all.

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

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for certain financial instruments, including interest rate swap agreements. The Company has participated in interest rate hedging agreements to manage its interest rate exposure. The Company adopted SFAS No. 133 on January 1, 2001 and its existing interest rate hedges were designated as cash flow hedges. The effective portion of the gain or loss on a cash flow hedge must be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion, if any, of the gain or loss on a cash flow hedge must be recognized currently in earnings. The Company paid $925,000 in connection with its interest rate hedging agreements during 2001 due to decreases in the prime lending rate throughout the year. The interest rate hedging agreements expired on December 31, 2001.


CRITICAL ACCOUNTING POLICIES

        In December 2001, the SEC requested that all registrants list their most "critical accounting policies" in "Managements Discussions and Analysis of Financial Condition and Results of Operations." The SEC indicated that a "critical accounting policy": is one that is both important to the portrayal of the company's financial condition and results of operations and requires management's most difficult, subjective or complex judgements, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The process of preparing financial statements in conformity with accounting principles generally accepted in the United States requires the Company to use estimates and assumptions to determine certain of the Company's assets, liabilities, revenues and expenses. The Company bases these estimates and assumptions upon the best information available during the period in which the Company accounts for its results. These estimates and assumptions could change materially as conditions within and beyond the Company's control change or as further information becomes available. Accordingly, actual results could differ from estimates. The most significant estimates made by management include:

        -       contractual and bad debt allowances; and
        -       valuation of long-lived and intangible assets and goodwill.

                        The following is a discussion of the Company's critical accounting policies and the related management estimates and assumptions necessary in determining the value of related assets or liabilities. A full description of all significant accounting policies is included in Note 2 to the Consolidated Financial Statements included in this Form 10-K.

Contractual and Bad Debt Allowances

        Management must make estimates of contractual allowances related to current period Revenue. Management analyzes historical collection adjustment experience, current economic trends, client negotiation trends and changes in client billing procedures when evaluating the adequacy of the contractual allowances. Significant management judgements and estimates must be made and used in connection with establishing the contractual allowances in any accounting period. Material differences could result in the amount and timing of the Company's Revenue for any period if management made different judgement or utilized different estimates. The provision for contractual allowances amounted to $5.1 million in 2001. Similarly, management must make estimates of the uncollectibility of accounts receivable. Management specifically analyzes accounts receivable and analyzes historical billing adjustments, collections and bad debts, customer concentrations, customer credit-worthiness, current economic trends and challenges in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. The Company's accounts receivable balance was $14.4 million, net of allowances of $10.2 million as of December 31, 2001.

Valuation of the Lon-Lived and Intangible Assets and Goodwill

        The Company assesses the impairment of long-lived and intangible assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors considered important which could trigger an impairment review include the following:

        - Significant underperformance relative to expected historical or projected future operating results;
        - Significant changes in the manner of the use of the acquired assets or the strategy for the Company's overall business;
        -       Significant negative industry or economic trends; and
        - Significant decline in estimated market capitalization relative to net book value.

        Generally accepted accounting principles requires a write down of intangible assets if such assets are determined to be impaired. Under current accounting standards, an impairment of a long-lived asset is considered to have occurred when the estimated undiscounted future cash flows related to the assets are less than the carrying value of the asset. Estimates of future cash flows involve consideration of numerous factors, depending upon the specific asset being assessed. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, it measures any impairment based upon a projected discounted cash flow method using a discounted rate determined by the Company's management to be commensurate with the risk inherent in the Company's current business model. Net identifiable intangible assets and goodwill were assessed at $114.6 million as of December 31, 2001. The value of these projected discounted cash flows could be subjected to change based on differences in the assumptions noted above.

        In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 prescribes the accounting for intangible assets acquired individually or with a group of other assets. The amortization of existing goodwill ceased as of December 31, 2001. Any goodwill resulting from future acquisitions will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS No. 142 will result in the Company's discontinuation of amortization of its goodwill. The Company is currently assessing the impact of SFAS No. 142 and has not yet determined the full effect this statement will have on its consolidated financial position or results of operations. However, had SFAS No. 142 been utilized beginning January 1, 2001, the Company's pre-tax income would have been increased by $5.6 million for the year ended December 31, 2001, excluding an impairment charge of $421,000 in connection with a Dental Office closure in the Company's Dallas-Fort Worth market, which was the amortization expense charged to earnings under current accounting standards. The Company will be required to test its goodwill for impairment under the new standard beginning January 1, 2002. The Company expects to complete its initial review during the second quarter of 2002. The Company expects to record a significant impairment charge related to certain of its markets upon completion of the initial impairment review. All goodwill tests subsequent to January 1, 2002 that result in an impairment to goodwill would have an adverse effect on the Company's results of operations.

CERTAIN FACTORS THAT MAY AFFECT FUTURE RESULTS

RISKS ASSOCIATED WITH HIGH LEVELS OF INDEBTEDNESS

        The Company is subject to all of the risks normally associated with incurring high levels of indebtedness relative to available cash flow from operations, including the risk that the Company's cash flow will be insufficient to meet required payments of principal and interest. At December 31, 2001, the Company had $67.3 million of outstanding indebtedness under its Credit Facility. This indebtedness matures on July 1, 2002 and there is a significant risk that the existing indebtedness will not be able to be refinanced or that the terms of such refinancing will not be as favorable as the terms of the existing indebtedness. Additionally, at December 31, 2001, the Company was in default with the terms of the Credit Facility under the minimum EBITDA and minimum net worth covenants and on February 7, 2002, the Company's lenders notified the Company that they were exercising their option to impose the default interest rate under the Credit Agreement, which is equal to the lead lender's prime rate plus six percent, for the remaining duration of the Company's default. The default rate will significantly increase the Company's interest payments under the Credit Facility and will negatively impact the Company's liquidity. Moreover, for as long as the Company remains in default, the Company's lenders have the right to accelerate the maturity of the Company's debt under the Credit Facility and foreclose on the Company's assets and to use cash balances in the Company's bank accounts to set off a portion of the debt. The Company does not have cash available to pay off its debt under the Credit Facility and its financial condition and results of operations would be materially and adversely affected by the lenders' use of its available cash to set off a portion of the debt.

        The Company believes that cash generated from operations will be sufficient to fund its core operations. However, it is unclear whether the Company will be able to make its April and May principal payments described above that were agreed to prior to the sale of its Wisconsin operations due to the Company's lower monthly cash flow. The Credit Facility expires by its terms on July 1, 2002, and all of the Company's debt thereunder will then be due. The Company will not generate sufficient cash flow by July 1, 2002 to repay all or a substantial portion of its debt under the Credit Facility, raising substantial doubt about its ability to continue as a going concern. In this regard, the Company has engaged Bank of America Securities LLC to explore strategic alternatives such as a sale of the Company, an equity investment in the Company, the issuance of debt securities or a sale of all or a portion of the Company's assets. However, there can be no assurance that the Company will be successful in entering into an agreement to consummate any strategic alternative or that the Company's lenders will agree to any strategic alternative on terms acceptable to the Company or at all.

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

RISKS ASSOCIATED WITH EXPANSION WITHIN EXISTING MARKETS

        The Company seeks to assist the Dental Offices in increasing revenue and profitability in existing markets by physically expanding the existing Dental Offices to add more general dentists, specialists and hygienists and by improving the efficiency of the Dental Offices. The Company's success will be dependent, in part, upon increasing the revenue from existing Dental Offices. The Company is subject to risks associated with this growth strategy, including the risk that the Company will be unable to successfully expand existing Dental Offices, or increase efficiency through its management of the existing Dental Offices.

POSSIBLE VOLATILITY OF STOCK PRICE

        The trading price of the Company's Common Stock began a major decline in 1999 triggered by the Company's failure to meet the expectations of securities analysts and investors for the fourth quarter and year ended December 31, 1998. This decline led to the Company effecting a one-for-six reverse stock split at the commencement of trading on June 19, 2001 in order to attempt to maintain the listing of the Company's Common Stock on the Nasdaq SmallCap Market. At December 31, 2001, the closing price of the Company's Common Stock was $2.27 per share. The Company cannot provide any assurance that the trading price of the Company's Common Stock will not experience a further decline.

        In addition, if the Company's lenders foreclose on the Company's assets or force the Company into bankruptcy upon maturity of the existing indebtedness, holders of the Company's Common Stock are unlikely to receive any return on their investment. Moreover, the trading price of the Company's Common Stock could be subject to additional fluctuations in response to quarter-to-quarter variations in the Company's operating results, material announcements by the Company or its competitors, governmental regulatory action, conditions in the health care industry generally or in the dental services industry specifically, or other events or factors, many of which are beyond the Company's control.

AVAILABILITY OF DENTISTS

        Dentists practicing at the Dental Offices have entered into employment agreements individually or through their dental professional corporations and associations (the "P.C.s") or independent contractor agreements through their P.C.s. Such agreements typically contain a non-competition agreement for up to three years following termination of the agreement within a specified geographic area, usually a specified number of miles from the relevant Dental Office. The agreements with dentists who have sold their practices to the Company generally are for a specified initial term of up to five years. Although the Company will endeavor to renew agreements with affiliated dentists or their professional corporations, in the event that many of the Company's affiliated dentists terminate or do not renew their agreements or in the event the non-competition agreements are determined to be unenforceable or more limited in scope than their terms, the Company's business, financial condition and operating results could be materially and adversely affected. The Company has historically experienced difficulty at times in retaining dentists in some of its markets, which has adversely affected the Company's financial condition and operating results. There can be no assurance that the Company will not experience further difficulty in retaining dentists in the future and that the Company's financial results will not be adversely affected as a result. In addition, the Company's growth strategy is dependent on the availability and successful recruitment of dentists. The Company may not be able to successfully recruit new dentists for its existing Dental Offices, which may have a material adverse effect on the Company's business, financial condition and operating results.

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

RISKS ASSOCIATED WITH CAPITATED PAYMENT ARRANGEMENTS

        Part of the Company's growth strategy involves obtaining capitated managed dental care contracts. Capitated managed dental care contracts are between dental benefits organizations, the Company and the P.C.s. The Company negotiates and administers these contracts on behalf of the P.C.s pursuant to administrative services agreements with the P.C.s (the "Administrative Services Agreements"). Because the Company assumes responsibility under such Administrative Services Agreements for all aspects of the operation of the dental practices (other than the practice of dentistry) and thus bears all costs of the P.C.s associated with the provision of dental services at the Dental Offices (other than compensation and benefits of dentists and hygienists), the risk of over-utilization of dental services at the Dental Offices under the capitated managed dental care plans is effectively shifted to the Company. In contrast, under traditional indemnity insurance arrangements, the insurance company pays a percentage of reasonable charges that are billed by the dental group practice for the dental services provided.

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

GEOGRAPHIC CONCENTRATION

        The geographic concentration of the Company's operations in markets such as the Dallas-Fort Worth, Houston, Arkansas and Virginia markets increases the risk to the Company of adverse economic or regulatory developments or action within these markets. The Company's strategy of focused expansion within selected markets increases the risk to the Company that adverse economic or regulatory developments in one or more of these markets may have a material adverse effect on the Company's business, financial condition and operating results.

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

RISKS ASSOCIATED WITH INTANGIBLE ASSETS

The Company's acquisition of dental practices has resulted in the Company accumulating a significant level of intangible assets relating to goodwill. In the event of any sale or liquidation of the Company or a portion of its assets (including the possible sale of assets to meet amortization requirements under the Company's Credit Facility), there can be no assurance that the value of the Company's intangible assets will be realized. In addition, the Company continually evaluates whether events and circumstances have occurred indicating that any portion of the remaining balance of the amount allocable to the Company's goodwill may not be recoverable. When factors indicate that the amount allocable to the Company's goodwill should be evaluated for possible impairment, the Company may be required to reduce the carrying value of such assets. Based on such an assessment, the Company was required to write off $3.3 million in impaired goodwill in the quarter ended December 31, 1998.

        In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 prescribes the accounting for intangible assets acquired individually or with a group of other assets. The amortization of existing goodwill will cease on December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS No. 142 will result in the Company's discontinuation of amortization of its goodwill. The Company is currently assessing the impact of SFAS No. 142 and has not yet determined the full effect this statement will have on its consolidated financial position or results of operations. However, had SFAS No. 142 been utilized beginning January 1, 2001, the Company's pre-tax income would have been increased by $5.6 million, excluding an impairment charge of $421,000 in connection with a Dental Office closure, which was the amortization expense charged to earnings under current accounting standards. The Company will be required to test its goodwill for impairment under the new standard beginning January 1, 2002. The Company expects to complete its initial review during the second quarter of 2002. The Company expects to record a significant impairment charge related to certain of its markets upon completion of the initial impairment review. All goodwill tests subsequent to January 1, 2002 that result in an impairment to goodwill would have an adverse effect on the Company's results of operations.

DEPENDENCE ON MANAGEMENT AGREEMENTS, THE P.C.S AND AFFILIATED DENTISTS

        The Company receives fees for services provided to the P.C.s under an Administrative Services Agreement. The Company typically owns all of the operating assets of the Dental Offices, but does not employ or contract with dentists, employ hygienists or control the provision of dental care at the Dental Offices. The Company's revenue is dependent on the revenue generated by the P.C.s at the Dental Offices. Therefore, effective and continued performance of dentists providing services for the P.C.s is essential to the Company's long-term success. Under each Administrative Services Agreement, the Company pays substantially all of the operating and nonoperating expenses associated with the provision of dental services except for the salaries and benefits of the dentists and hygienists. Any material loss of revenue by the P.C.s would have a material adverse effect on the Company's business, financial condition and operating results, and any termination of an Administrative Services Agreement (which typically is permitted in the event of a bankruptcy or dissolution or material breach by either the P.C. or the Company, or notice by the Company) could have such an effect. In the event of a breach of an Administrative Services Agreement by a P.C., there can be no assurance that the legal remedies available to the Company will be adequate to compensate the Company for its damages resulting from such breach. The P.C.s are owned by dentists who are licensed to practice dentistry in the relevant state. The Company has entered into a succession agreement with the respective stockholders of the P.C.s whereby upon termination of such stockholder's affiliation with the Company by the Company or such stockholder for any reason, the stockholder is required to sell his or her ownership in the P.C. for a nominal amount to a licensed dentist designated by the Company.

                          INDEX TO FINANCIAL STATEMENTS


Report of Independent Public Accountants                                                1

Consolidated Balance Sheets as of December 31, 2001 and 2000                            2

Consolidated Statements of Income for the Years Ended                                   3
         December 31, 2001, 2000 and 1999

Consolidated Statements of Stockholders' Equity for the                                 4
         Years Ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows for the Years Ended                               5
         December 31, 2001, 2000 and 1999

Notes to Consolidated Financial Statements                                              6

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



TO THE STOCKHOLDERS OF MONARCH DENTAL CORPORATION:

We have audited the accompanying consolidated balance sheets of Monarch Dental Corporation (a Delaware corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monarch Dental Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

The 2001 consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is in default with the terms of its Credit Facility, which expires by its terms on July 1, 2002 and all of the Company's debt thereunder will then be due. As a result of the default, the Company's lenders have the right to accelerate the maturity of the Company's debt under the Credit Facility and to use cash balances in the Company's bank account to set-off a portion of the debt. The Company does not have cash available, nor will it generate sufficient cash flow to repay all of its debt under the Credit Facility, raising substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in
Note 1. The 2001 consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts (including goodwill) or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.


                                              ARTHUR ANDERSEN LLP

Dallas, Texas,
March 9, 2002

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                                                                                             December 31,
                                                                                                    -------------------------------
                                                                                                         2001             2000
                                                                                                    -------------     -------------
                                     ASSETS
Current assets:
   Cash and cash equivalents                                                                           $3,811,092        $3,000,013
   Accounts receivable, net of allowances of approximately $10,184,000
        and $12,246,000 in 2001 and 2000, respectively                                                 14,443,921        17,873,979
   Prepaid expenses and other current assets                                                            3,537,678         3,085,466
   Income tax receivable                                                                                  513,416         1,830,335
                                                                                                    -------------     -------------
        Total current assets                                                                           22,306,107        25,789,793
Property and equipment, net of accumulated depreciation of approximately $22,276,000
    and $19,787,000 in 2001 and 2000, respectively                                                     11,712,842        16,949,128
Goodwill, net of accumulated amortization of approximately $19,985,000 and
    $15,527,000 in 2001 and 2000, respectively                                                        114,581,375       128,176,854
Other assets                                                                                              329,721           780,398
                                                                                                    -------------     -------------
       Total assets                                                                                  $148,930,045      $171,696,173
                                                                                                    =============     =============
                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                                                                    $2,010,146        $4,237,847
   Accrued payroll                                                                                      2,490,966         3,634,797
   Accrued liabilities                                                                                  3,841,014         5,835,219
   Accrued restructuring charges                                                                               --           211,715
   Payable to affiliated dental group practices                                                         4,903,853         4,816,856
   Current maturities of notes payable and capital lease obligations, net of fair value of
      unamortized warrants of approximately $112,000 and $448,000 in 2001 and 2000, respectively       67,578,602         4,439,553
                                                                                                    -------------     -------------
        Total current liabilities                                                                      80,824,581        23,175,987
Deferred income taxes                                                                                   1,854,537         1,113,864
Notes payable, net of fair value of unamortized warrants of approximately $112,000 in 2000                 80,833        76,571,358
Capital lease obligations                                                                                  99,197           395,705
Other liabilities                                                                                       1,851,026         2,450,152
                                                                                                    -------------     -------------
        Total liabilities                                                                              84,710,174       103,707,066
Minority interest in consolidated subsidiaries                                                            459,124           480,770
Commitments and contingencies
Stockholders' equity:
   Preferred Stock, $.01 par value, 2,000,000 shares authorized; no shares issued or outstanding               --                --
   Common Stock, $.01 par value, 50,000,000 shares authorized; 2,166,910 and
     2,150,911 shares issued and outstanding in 2001 and 2000, respectively                                21,669            21,509
   Additional paid-in capital                                                                          67,522,281        67,483,858
   Retained earnings (deficit)                                                                         (3,783,203)            2,970
                                                                                                    -------------     -------------

        Total stockholders' equity                                                                     63,760,747        67,508,337
                                                                                                    -------------     -------------

        Total liabilities and stockholders' equity                                                   $148,930,045      $171,696,173
                                                                                                    =============     =============



   The accompanying notes are an integral part of these consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                        CONSOLIDATED STATEMENTS OF INCOME


                                                                       Years Ended December 31,
                                                           -------------------------------------------------
                                                               2001              2000              1999
                                                           -------------     -------------     -------------
Patient revenue, net                                       $211,866,820      $211,338,687      $204,069,657
Operating expenses:
   Provider salaries and benefits                            72,932,809        70,483,859        67,089,126
   Clinical and other salaries and benefits                  57,082,991        56,656,344        53,195,318
   Dental supplies                                           10,743,614        10,533,829        10,385,867
   Laboratory fees                                           11,312,208        11,068,194         9,888,105
   Occupancy                                                 10,506,730        10,265,129        10,065,790
   Advertising                                                2,036,516         2,684,003         3,072,988
   Other operating expenses                                  27,622,856        24,692,722        22,031,181
   Strategic alternative costs                                  317,447         2,347,350                --
   Depreciation and amortization                             11,516,456        11,110,359        10,548,650
                                                          -------------     -------------     -------------
                                                            204,071,627       199,841,789       186,277,025
                                                          -------------     -------------     -------------
Operating income                                              7,795,193        11,496,898        17,792,632
Interest expense, net                                        10,187,099        10,526,580         7,687,174
Minority interest in consolidated subsidiaries                  127,340           278,532           224,474
Loss on sale of subsidiary                                    1,067,053                --                --
                                                          -------------     -------------     -------------
Income (loss) before income taxes                            (3,586,299)          691,786         9,880,984
Income taxes                                                    199,874         1,173,612         3,300,363
                                                          -------------     -------------     -------------
Net income (loss)                                           $(3,786,173)        $(481,826)       $6,580,621
                                                          =============     =============     =============
Net income (loss) per common share                               $(1.75)           $(0.22)            $3.16
                                                          =============     =============     =============
Net income (loss) per common share - assuming dilution           $(1.75)           $(0.22)            $3.16
                                                          =============     =============     =============
Weighted average number of common shares
    outstanding                                               2,163,502         2,145,678         2,084,431
                                                          =============     =============     =============
Weighted average number of common and
    common equivalent shares outstanding                      2,163,502         2,145,678         2,085,584
                                                          =============     =============     =============


   The accompanying notes are an integral part of these consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1999, 2000, AND 2001


                                           COMMON STOCK              COMMON       ADDITIONAL        RETAINED           TOTAL
                                 ----------------------------       STOCK TO        PAID-IN          EARNINGS       STOCKHOLDERS'
                                    SHARES           AMOUNT        BE ISSUED        CAPITAL         (DEFICIT)          EQUITY
                                 ------------    ------------    ------------     ------------    ------------     ------------
Balance, December 31, 1998          1,997,042         $19,970    $         --      $63,538,976     $(6,095,825)     $57,463,121
    Net income                             --              --              --               --       6,580,621        6,580,621
    Issuance of Common Stock          123,772           1,238         100,000        2,449,474              --        2,550,712
                                 ------------    ------------    ------------     ------------    ------------     ------------
Balance, December 31, 1999          2,120,814          21,208         100,000       65,988,450         484,796       66,594,454
    Net loss                               --              --              --               --        (481,826)        (481,826)
    Issuance of Common Stock           30,097             301        (100,000)       1,495,408              --        1,395,709
                                 ------------    ------------    ------------     ------------    ------------     ------------
Balance, December 31, 2000          2,150,911          21,509              --       67,483,858           2,970       67,508,337
    Net loss                               --              --              --               --      (3,786,173)      (3,786,173)
    Issuance of Common Stock           15,999             160              --           38,423              --           38,583
                                 ------------    ------------    ------------     ------------    ------------     ------------
Balance, December 31, 2001          2,166,910         $21,669    $         --      $67,522,281     $(3,783,203)     $63,760,747
                                 ============    ============    ============     ============    ============     ============

  The accompanying notes are an integral part of these consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                             YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------------------
                                                                                       2001            2000          1999
                                                                                ----------------  -------------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income (loss)                                                          $(3,786,173)    $ (481,826)    $ 6,580,621
         Adjustments to reconcile net income (loss) to net cash
                provided by operating activities -
                Depreciation and amortization                                        11,516,456     11,110,359      10,548,650
                Amortization of bank warrants                                           448,141        636,319               -
                Minority interest in consolidated subsidiaries                          127,340        278,532         224,474
                Loss on sale of subsidiary                                            1,067,053              -               -
                Changes in assets and liabilities, net of effects from
                acquisitions -
                        Accounts receivable, net                                      1,555,910       (436,490)     (2,677,201)
                        Prepaid expenses and other current assets                     2,747,017       (139,961)       (529,610)
                        Income tax receivable/payable                                 1,323,876     (1,406,223)        812,620
                        Other noncurrent assets                                      (1,721,541)     1,829,221        (272,128)
                        Accounts payable and accrued expenses                        (1,438,386)      (982,061)     (4,666,972)
                        Accrued restructuring charges                                  (211,715)      (597,260)     (3,547,409)
                        Other liabilities                                              (264,053)        83,167      (3,231,253)
                        Deferred income taxes                                           740,673      1,454,863       1,741,319
                                                                                    -----------     ----------      ----------
                            Net cash provided by operating activities                12,104,598     11,348,640       4,983,111
                                                                                    -----------     ----------      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:

         Purchases of property and equipment, net                                    (2,787,926)    (3,093,971)     (5,100,907)
         Cash paid for dental group practices, including
                related costs, net of cash acquired                                    (591,888)    (5,476,083)     (8,801,908)
         Net proceeds from sale of subsidiary                                         8,957,808              -               -
         Other investing activities                                                           -       (154,189)              -
                                                                                    -----------     ----------      ----------
                            Net cash provided by (used in) investing activities       5,577,994     (8,724,243)    (13,902,815)
                                                                                    -----------     ----------      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from notes payable, net of issuance costs                           1,200,000      2,700,000      16,750,000
         Payments for debt issuance costs                                            (1,163,311)      (242,856)     (1,607,615)
         Payments on notes payable, capital lease obligations and other             (16,824,234)    (6,821,559)     (5,252,895)
         Distributions to stockholders/partners                                        (122,551)      (274,843)       (432,797)
         Issuance of Common Stock                                                        38,583        171,559         313,481
                                                                                    -----------     ----------      ----------
                            Net cash provided by (used in) financing activities     (16,871,513)    (4,467,699)      9,770,174
                                                                                    -----------     ----------      ----------


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                    811,079     (1,843,302)        850,470

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                          3,000,013      4,843,315       3,992,845
                                                                                     ----------    ----------       ----------
CASH AND CASH EQUIVALENTS, END OF YEAR                                              $ 3,811,092    $ 3,000,013     $ 4,843,315
                                                                                   ============    ===========     ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
         Cash paid during the year for interest                                     $ 9,512,760    $ 8,278,392     $ 8,212,850
                                                                                   ============    ===========     ===========
         Cash paid (received) for taxes                                             $(1,893,250)   $ 1,171,964     $   788,010
                                                                                   ============    ===========     ===========
         Cash paid for strategic alternative costs                                  $   515,829    $ 1,533,008               -
                                                                                   ============    ===========     ===========
         Non-cash issuance of Common Stock                                          $         -    $ 1,224,150     $ 2,237,231
                                                                                   ============    ===========     ===========
         Equipment acquired under capital leases                                    $         -    $   193,834               -
                                                                                   ============    ===========     ===========
         Debt assumed through acquisitions                                          $         -    $         -     $   150,000
                                                                                   ============    ===========     ===========
         Non-cash reduction of other liabilities                                    $         -    $         -     $ 3,368,000
                                                                                   ============    ===========     ===========



  The accompanying notes are an integral part of these consolidated financial statements.

                   MONARCH DENTAL CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS




1.  DESCRIPTION OF BUSINESS AND CURRENT OPERATING ENVIRONMENT:

        Monarch Dental Corporation, a Delaware corporation, and subsidiaries (collectively, the "Company"), provide management and administrative services to dental group practices in selected markets. At December 31, 2001, the Company provided management and administrative services to 158 dental group practices in Texas, Colorado, Utah, Arizona, New Mexico, Arkansas, Indiana, Ohio, New Jersey, Pennsylvania, Virginia, Georgia and Florida (each a "Dental Office" and collectively, the "Dental Offices.") Although the acquisition activity has decreased significantly over the last three years due to the limited availability of additional capital and the Company's focus on improving operations in its existing Dental Offices, the Company has added 105 Dental Offices to which it provides management and administrative services since the end of 1996. Under the terms of the Company's Credit Facility, the Company is prohibited from making acquisitions without bank approval.

        The Company has a Credit Facility with a bank syndicate, which expires by its terms on July 1, 2002.

        At December 31, 2001, the Company was in default with the terms of the Credit Facility under the minimum EBITDA and minimum net worth covenants. Revenue declines in the Company's Houston, Philadelphia, Georgia, New Jersey and Colorado markets, which resulted in lower than expected EBITDA levels, contributed to the defaults. Although the Company is attempting to negotiate an amendment to its Credit Agreement and to secure a waiver of the defaults and an extension of the Credit Facility, there can be no assurance that the Company's lenders will grant a waiver or agree to an amendment on terms acceptable to the Company or at all. The Company has made all required principal and interest payments related to its Credit Agreement. However, the Company agreed to make the monthly principal amounts described above prior to the sale of its Wisconsin operations. The loss of the cash flow from the Wisconsin operations has adversely affected the Company's ability to make these payments and avoid a payment default under the Credit Facility. It is unclear whether the Company's remaining operations will provide sufficient cash flow to make these payments on a timely basis.

        On February 7, 2002, the Company's lenders notified the Company that they were exercising their option to impose the default interest rate under the Credit Agreement, which is equal to the lead lender's prime rate plus six percent, for the remaining duration of the Company's default. The default rate will significantly increase the Company's interest payments under the Credit Facility and will negatively impact the Company's liquidity. Moreover, for as long as the Company remains in default, the Company's lenders have the right to accelerate the maturity of the Company's debt under the Credit Facility and to use cash balances in the Company's bank accounts to set off a portion of the debt. The Company does not have cash available to pay off its total indebtedness under the Credit Facility and its financial condition and results of operations would be materially and adversely affected by the lenders' use of its available cash to set off a portion of the debt.

        The Company believes that cash generated from operations will be sufficient to fund its core operations. However, it is unclear whether the Company will be able to make its April and May principal payments described above that were agreed to prior to the sale of its Wisconsin operations due to the Company's lower monthly cash flow. The Credit Facility expires by its terms on July 1, 2002, and all of the Company's debt thereunder will then be due. The Company will not generate sufficient cash flow by July 1, 2002 to repay all or a substantial portion of its debt under the Credit Facility, raising substantial doubt about its ability to continue as a going concern. In this regard, the Company has engaged Bank of America Securities LLC to explore strategic alternatives such as a sale of the Company, an equity investment in the Company, the issuance of debt securities or a sale of all or a portion of the Company's assets. However, there can be no assurance that the Company will be successful in entering into an agreement to consummate any strategic alternative or that the Company's lenders will agree to any strategic alternative on terms acceptable to the Company or at all.

        In the event the Company is unable to refinance this indebtedness its lenders may foreclose on the Company's assets or force the Company into bankruptcy, in which circumstances the Company's equity holders may experience a loss equal to the amount of their investment in the Company's Common Stock. In the event the Company is unable to refinance the indebtedness on terms as favorable as the terms of the existing indebtedness, the Company is likely to experience a material and adverse effect on its financial condition and results of operations.

        Since the beginning of 1999, as a result of its focus on internal operations and the limited availability of additional capital, the Company significantly reduced its acquisition activity. Under the terms of the Company's Credit Facility, the Company is prohibited from making acquisitions without bank syndicate approval.

        The 2001 consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in default with the terms of its Credit Facility, which expires by its terms on July 1, 2002 and all of the Company's debt thereunder will then be due. As a result of the default, the Company's lenders have the right to accelerate the maturity of the Company's debt under the Credit Facility and to use cash balances in the Company's bank account to set-off a portion of the debt. The Company does not have cash available, nor will it generate sufficient cash flow to repay all of its debt under the Credit Facility, raising substantial doubt about its ability to continue as a going concern. The 2001 consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts (including goodwill) or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

2.  SIGNIFICANT ACCOUNTING POLICIES:

    Basis of Presentation / Basis of Consolidation

        The accompanying consolidated financial statements have been prepared on the accrual basis of accounting. All intercompany accounts and transactions have been eliminated in the consolidation.

        The Company provides management and administrative services to dental group practices under long-term administrative services agreements (the "Administrative Services Agreements"). The Administrative Services Agreements represent the Company's right to provide these services to the Dental Offices during the 40-year term of the agreement. The Administrative Services Agreements cannot be terminated by the related professional dental corporation or association (the "P.C.'s") without cause, consisting primarily of bankruptcy or material default. Under the Administrative Services Agreements, the Company assumes responsibility for providing all management and administrative services to the dental group practices' business (including all operating expenses consisting of the expenses incurred by the Company in connection with managing the Dental Offices, including salaries and benefits for personnel other than dentists and hygienists, dental supplies, dental laboratory fees, occupancy costs, equipment leases, management information systems and other expenses related to the dental practice operations) other than the provision of dental services and retains a 100% residual interest in the net income of the dental group practices. The Company receives a management fee equal to the Company's costs plus the lower of (i) 30% of the P.C.'s net revenues or (ii) the P.C.'s net pre-tax income. If net pre-tax income exceeds 30% of the P.C.'s net revenues, the P.C. would retain the amount of pre-tax income over 30% of the P.C.'s net revenues. The Company's net revenue and operating results are significantly dependent upon the revenue of the dental group practices. The Company has no material commitments or guarantees to the dental group practices under the Administrative Services Agreements.

        Under the Administrative Services Agreements, the Company establishes a "controlling financial interest" as defined by EITF 97-2, "Application of FASB No. 94 and APB No. 16 to Physician Practice Management Entities and Certain Other Entities under Contractual Management Arrangement" ("EITF 97-2"). In addition, the Company has nominee shareholder arrangements with certain of the dental group practices as defined by EITF 97-2. For these reasons, the Company consolidates the financial statements of the dental group practices.

    Patient Revenue, Net

        Patient revenue, net represents the revenue of the Dental Offices reported at the estimated realizable amounts from third-party payors and patients for services rendered, net of contractual and other adjustments. In certain states, dental services are billed and collected by the Company in the name of the P.C. in accordance with the Management Agreements. Roy D. Smith, III, D.D.S. is an employee of the Company and sole shareholder of Modern Dental Professional, P.C. ("Modern Dental"), the professional corporation in Texas which employs the dentists and other licensed personnel. Patient revenue, net generated by Modern Dental approximated 37%, 37% and 35%, of total patient revenue, net in 2001, 2000 and 1999, respectively. No other dental group practices provided more than 10% of patient revenue, net.

        Revenue under certain third-party payor agreements is subject to audit and retroactive adjustments. There are no material claims, disputes or other unsettled matters that exist to management's knowledge concerning third-party reimbursements.

        During 2001, 2000 and 1999, the Company estimates that approximately 39.8%, 41.8% and 40.5%, respectively, of patient revenue, net was received under capitated managed dental care plan agreements with payors. The remainder of patient revenue, net for these periods was earned under fee-for-service arrangements. Approximately 10% of the Company's patient revenue, net during 2001, 2000 and 1999 was derived from a contract with Aetna/Prudential Dental Maintenance Organization, Inc. This contract continues until terminated by either party upon 60 to 90 days' prior written notice, and the material economic terms can be renegotiated periodically. The renegotiated terms could have a positive or adverse effect on the Company's patient revenue, net. Since the Company is required to provide only basic dental services under these contracts, there are no significant future losses anticipated under these contracts. There were no other contracts with payors comprising more than 10% of patient revenues, net during 2001, 2000 or 1999.

    Advertising

        The costs of advertising, promotion and marketing are expensed in the year incurred.

    Strategic Alternative Costs

        During 2001 and 2000, the Company incurred strategic alternative costs resulting primarily from legal, investment banking and other professional fees from efforts to explore strategic alternatives in order to maximize shareholder value. These efforts included exploring potential strategic transactions, such as the possible sale or merger of the Company or a subordinated debt transaction.

    Cash and Cash Equivalents

        Cash and cash equivalents include money market accounts and all highly liquid investments with original maturities of three months or less.

    Accounts Receivable

        Accounts receivable represent receivables from patients and other third-party payors for dental services provided. Such amounts are reported net of contractual allowances and estimated bad debts. The Dental Offices grant credit without collateral to their patients, most of whom are local residents and are insured under third-party payor agreements. Periodically, the Dental Offices transfer the patient receivables to the Company under the terms of the Administrative Services Agreements. Amounts collected on behalf of and payable to the Dental Offices are reflected as payable to affiliated dental group practices in the accompanying consolidated balance sheets. These amounts are unsecured and consist primarily of salary and benefits expense of the dental group practices. Management continually monitors and periodically adjusts its allowances associated with these receivables based on estimated collection and payment rates. Any adjustments to these estimates are made in the period that they become known and quantifiable.

        Included in accounts receivable at December 31, 2001 and 2000 are credit balances of $4.2 million and $2.7 million, respectively. These amounts represent prepayments for dental procedures, unallocated payments from patients and third party payors and refunds due to patients and third party payors that have not yet been remitted. The Company is currently in the process of quantifying the total amount that is due to patients and third party payors. At the completion of this analysis, the Company will likely record a reclassification from accounts receivable to accounts payable for the amount due to patients and third party payors.

        Bad debt expense was $5,105,257, $4,779,033 and $4,790,246 for 2001,
2000 and 1999, respectively. During the fourth quarter of 2001, the Company recorded a $1.0 million charge for uncollectible unbilled orthodontic receivables. This charge originated due to programming enhancements made to the Company's clinical management system during the fourth quarter of 2001 that have enabled the Company to more accurately track its orthodontic contracts.

The Company recognized the $1.0 million charge in the fourth quarter of 2001 as a change in the accounting estimate when the information became known.

    Property and Equipment

           Property and equipment are stated at cost or fair market value at dates of acquisition, net of accumulated depreciation. Property and equipment are depreciated using the straight-line method over the following useful lives:

                                                       YEARS
                                                       -----
 Leasehold improvements .................     Remaining life of lease
 Furniture and fixtures .................               5-8
 Dental equipment .......................               5-7
 Computer equipment and software.........                5
 Building................................                40

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

        In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 addresses the accounting treatment for the impairment or disposal of long-lived assets. The impact of this new accounting standard has not yet been determined.

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

        The Company reviews the recorded amount of goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If this review indicates that the carrying amount of the asset may not be recoverable, as determined based on the estimated undiscounted cash flows of the operations acquired over the remaining amortization periods, the carrying value of the asset is reduced to fair value. Among the factors that the Company continually evaluates are unfavorable changes in each Dental Office's relative market share and local market competitive environment, current period and forecasted operating results, cash flow levels of the Dental Offices and the impact on the net revenue earned by the Company, and legal factors governing the practice of dentistry. In the event of any sale or liquidation of the Company, or a portion of its assets, there can be no assurance that the value of the Company's intangible assets will be realized. The Company did not record any impairment charges in 2001, 2000 or 1999 related to its existing Dental Offices, however, the Company recorded an impairment charge of $421,000 in connection with a Dental Office closure in its Dallas-Fort Worth market in 2001.

           In June 2001 the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 prescribes the accounting for intangible assets acquired individually or with a group of other assets. The amortization of existing goodwill will cease on

December 31, 2001. Any goodwill resulting from acquisitions completed after June 30, 2001 will not be amortized. SFAS No. 142 also establishes a new method of testing goodwill for impairment on an annual basis or on an interim basis if an event occurs or circumstances change that would reduce the fair value of a reporting unit below its carrying value. The adoption of SFAS No. 142 will result in the Company's discontinuation of amortization of its goodwill. The Company is currently assessing the impact of SFAS No. 142 and has not yet determined the full effect this statement will have on its consolidated financial position or results of operations. However, had SFAS No. 142 been utilized beginning January 1, 2001, the Company's pre-tax income would have been increased by $5.6 million, excluding an impairment charge of $421,000 in connection with a Dental Office closure, which was the amortization expense charged to earnings under current accounting standards. The Company will be required to test its goodwill for impairment under the new standard beginning January 1, 2002. The Company expects to complete its initial review during the second quarter of 2002. The Company expects to record a significant impairment charge related to certain of its markets upon completion of the initial impairment review. All goodwill tests subsequent to January 1, 2002 that result in an impairment to goodwill would have an adverse effect on the Company's results of operations.

    Accrued Restructuring Charges

        Accrued restructuring charges include Dental Office closure costs, accrued compensation costs for a former officer (see Note 9), litigation reserves, accrued interest and property taxes. The Company expended the remaining restructuring amounts during 2001.

    Payable to Affiliated Dental Group Practices

        Payable to affiliated dental group practices includes amounts collected on behalf of and payable to the Dental Offices. These amounts are unsecured and consist primarily of salary and benefits expense of the dental group practices.

    Other Liabilities

        Other liabilities consist primarily of estimated liabilities related to acquisitions accounted for as purchases and deferred rent for the Company's facilities.

    Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Areas subject to significant estimate include allowances on accounts receivable and amortization on goodwill. Actual results could differ from those estimates.

    Income Taxes

        The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards (SFAS) No. 109.

    Net Income (Loss) Per Common Share

        The net income (loss) per common share is based on the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share has been calculated using the treasury stock method for stock options and other diluted securities. Such shares totaled 1,153 in 1999. Because the Company reported a loss in 2001 and 2000, no additional shares related to dilutive securities have been included for those years since the effect would be antidilutive. If stock options and other dilutive securities had been included in the computation of diluted earnings per share, the number of shares would have increased by 65,731 and 76,281 in 2001 and 2000, respectively.

    Other

        Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

3.  ACQUISITIONS/DISPOSITIONS:

        On December 31, 2001, the Company sold its Wisconsin operations, including one office located in Minnesota, to Midwest Dental, Inc., a company formed by the investment firm of Bayview Capital Partners LP, of Minneapolis, Minnesota and the Company's former management personnel for the Wisconsin operations. The Wisconsin operations consisted of Midwest Dental Care, Mondovi, Inc., Midwest Dental Care, Sheboygan, Inc., Midwest Dental Management, Inc. and a 79% interest in Midwest Dental Plan, Ltd. The sale price for this transaction was approximately $9.7 million in cash, of which approximately $9.5 million was paid at closing and $150,000 was placed in escrow for eighteen-months to satisfy potential indemnification claims. This transaction is also subject to a post-closing purchase price adjustment based upon a determination of the actual working capital of the Wisconsin operations at closing. The Company used proceeds from the sale to repay indebtedness of approximately $9.3 million under its existing Credit Facility. Additionally, included in the 2001 consolidated statement of income, the Company recorded a $1.1 million loss in connection with the Wisconsin sale, which is not recognized for tax purposes

        Since 1998, the Company's acquisition activity has decreased significantly due to financing constraints and the Company's focus on improving operations at its existing Dental Offices. Under the terms of the Company's Credit Facility, the Company is prohibited from making acquisitions without bank approval. The Company's current growth strategy is to strengthen the Company's presence in its existing markets by acquiring dental practices in existing markets and opening Dental Offices on a de novo basis when opportunities arise and financial constraints permit. The Company had no acquisitions and did not open any Dental Offices on a de novo basis in 2001.

        During 2000, the Company acquired 79% of a dental insurance plan in Wisconsin and acquired certain assets and assumed certain liabilities of one dental group in Bloomer, Wisconsin for an aggregate purchase consideration of $751,000 in asset purchase transactions. Subsequently, in 2001 the acquisitions were sold as part of the Wisconsin operations discussed above.

        All of the acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the tangible and intangible assets acquired and liabilities assumed based on the estimated fair values at the dates of acquisition. Some of these estimates are preliminary and subject to further adjustment. The estimated fair values of assets acquired and liabilities assumed during 2001 and 2000 are summarized as follows:


                                                2001           2000
                                            -----------    -----------
Accounts receivable, net ...............    $        --        $28,603
Other assets ...........................             --         (2,858)
Property and equipment, net ............             --         57,138
Liabilities assumed ....................             --      4,216,897
Intangible assets ......................         75,000      1,203,958

Less - Fair value of Common Stock issued             --        (27,655)
                                            -----------    -----------
Cash purchase price (including earnouts)        $75,000     $5,476,083
                                            ===========    ===========
Total earnouts paid ....................       $393,281     $4,725,334
                                            ===========    ===========

4.  PROPERTY AND EQUIPMENT:

        Property and equipment consists of the following as of December 31:


                                                        2001              2000
                                                    ------------     ------------
Leasehold improvements .........................      $8,363,846       $9,867,710
Furniture and fixtures .........................       4,026,805        4,068,659
Dental equipment ...............................      15,814,765       17,153,460
Computer equipment and software ................       4,865,952        4,728,389
Building .......................................         917,963          917,963
                                                    ------------     ------------
                                                      33,989,331       36,736,181
Less - Accumulated depreciation and amortization     (22,276,489)     (19,787,053)
                                                    ------------     ------------
Property and equipment, net ....................     $11,712,842      $16,949,128
                                                    ============     ============


        Depreciation expense was $5,482,871, $5,521,359 and $5,232,650 for 2001,
2000 and 1999, respectively.

5.  NOTES PAYABLE:

           Notes payable consists of the following as of December 31:




                                                                             2001            2000
                                                                        ------------     ------------
Borrowings under credit facility, due July 1, 2002, with an interest
   rate of prime plus 3.0%..........................................     $67,310,800      $79,800,000
Unamortized warrants................................................        (112,035)        (560,176)
Other notes payable, due April 2002, with an interest rate of
   prime plus 0.5%, secured by certain receivables and property ....           3,159           12,759
Notes payable assumed through acquisitions, with interest rates ranging between 6.00% and 12.21%, with due dates between January
   2002 and March 2004, secured by certain receivables and
   property ........................................................         383,571        1,542,640
                                                                        ------------     ------------
                                                                          67,585,495       80,795,223
Less - Current maturities ..........................................     (67,504,662)      (4,223,865)
                                                                        ------------     ------------
Notes payable, net .................................................         $80,833      $76,571,358
                                                                        ============     ============


        The maturities of notes payable at December 31, 2001, are as follows:


2002 .............    $67,504,662
2003 .............         50,833
2004 .............         30,000
2005 .............             --
2006 .............             --
                      -----------
                      $67,585,495
                      ===========


        The Company has a Credit Facility with a bank syndicate, which expires by its terms on July 1, 2002. At December 31, 2001, the Company had $67.3 million outstanding under the Credit Facility. Under the original terms, the amounts outstanding under the Credit Facility bear interest at the lead lender's prime rate plus three percent with interest payments due on a monthly basis. The Credit Facility requires the Company to repay principal based on a schedule whereby monthly payments are made aggregating $2.0 million and $2.3 million in the first quarter of 2002 and two months ended May 31, 2002, respectively. An additional principal payment will be required on April 30, 2002 if the Company exceeds certain cash flow levels. A $500,000 fee is due on April 30, 2002 if a specified threshold above the required amortization is not met. Additionally, the lenders will receive warrants to purchase shares of the Company's Common Stock at an Exercise Price of $0.01 per share (per the Warrant Agreement dated April 1, 2001), equal to 5% of the outstanding shares of the Company's Common Stock as of July 1, 2002, if all outstanding debt is not paid in full by July 1, 2002. The Credit Facility prohibits the Company from incurring additional indebtedness, incurring liens, disposing of assets, making investments or making acquisitions without bank syndicate approval, and requires the Company to maintain certain financial covenants. These covenants require the Company to maintain minimum total net worth of $66.5 million as of December 31, 2001; minimum EBITDA, on a trailing three month basis, of $6.0 million as of December 31, 2001; and a limit on capital expenditures of $3.0 million from April 1, 2001 through December 31, 2001. All covenants are measured monthly and minimum thresholds for the minimum total net worth and minimum EBITDA covenants fluctuate in future periods. The Credit Facility is secured by all of the assets of the Company.

        As discussed in Note 1, at December 31, 2001, the Company was in default with the terms of the Credit Facility under the minimum EBITDA and minimum net worth covenants. Revenue declines in the Company's Houston, Philadelphia, Georgia, New Jersey and Colorado markets, which resulted in lower than expected EBITDA levels, contributed to the defaults. Although the Company is attempting to negotiate an amendment to its Credit Agreement and to secure a waiver of the defaults and an extension of the Credit Facility, there can be no assurance that the Company's lenders will agree to an amendment on terms acceptable to the Company or at all. The Company has made all required principal and interest payments related to its Credit Agreement. However, the Company agreed to make the monthly principal amounts described above prior to the sale of its Wisconsin operations. The loss of the cash flow from the Wisconsin operations has adversely affected the Company's ability to make these payments and avoid a payment default under the Credit Facility. It is unclear whether the Company's remaining operations will provide sufficient cash flow to make these payments on a timely basis.

        On February 7, 2002, the Company's lenders notified the Company that they were exercising their option to impose the default interest rate under the Credit Agreement, which is equal to the lead lender's prime rate plus six percent, for the remaining duration of the Company's default. The default rate will significantly increase the Company's interest payments under the Credit Facility and will negatively impact the Company's liquidity. Moreover, for as long as the Company remains in default, the Company's lenders have the right to accelerate the maturity of the Company's debt under the Credit Facility and to use cash balances in the Company's bank accounts to set off a portion of the debt. The Company does not have cash available to pay off its total indebtedness under the Credit Facility and its financial condition and results of operations would be materially and adversely affected by the lenders' use of its available cash to set off a portion of the debt.

        The Company believes that cash generated from operations will be sufficient to fund its core operations. However, it is unclear whether the Company will be able to make its April and May principal payments described above that were agreed to prior to the sale of its Wisconsin operations due to the Company's lower monthly cash flow. The Credit Facility expires by its terms on July 1, 2002, and all of the Company's debt thereunder will then be due. The Company will not generate sufficient cash flow by July 1, 2002 to repay all or a substantial portion of its debt under the Credit Facility, raising substantial doubt about its ability to continue as a going concern. In this regard, the Company has engaged Bank of America Securities LLC to explore strategic alternatives such as a sale of the Company, an equity investment in the Company, the issuance of debt securities or a sale of all or a portion of the Company's assets. However, there can be no assurance that the Company will be successful in entering into an agreement to consummate any strategic alternative or that the Company's lenders will agree to any strategic alternative on terms acceptable to the Company or at all.

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

        In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for certain financial instruments, including interest rate swap agreements. The Company enters into interest rate hedging agreements to manage its interest rate exposure. The Company adopted SFAS No. 133 on January 1, 2001 and its existing interest rate hedges were designated as cash flow hedges. The effective portion of the gain or loss on a cash flow hedge must be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings. The ineffective portion, if any, of the gain or loss on a cash flow hedge must be recognized currently in earnings. The Company paid $924,000 in connection with its interest rate hedging agreements during 2001 due to decreases in the prime lending rate throughout the year. This charge is included in Interest expense, net in the accompanying consolidated statement of income. The interest rate hedging agreements expired on December 31, 2001.

6.  STOCKHOLDERS' EQUITY:

        At December 31, 2001, the Company has authorized 52,000,000 shares of stock, of which (a) 50,000,000 shares, par value $0.01 per share, are designated Common Stock, and (b) 2,000,000 shares, par value $0.01 per share, are designated Preferred Stock.

        The Company effectuated a one-for-six reverse stock split at the commencement of trading on June 19, 2001.

    Stock-Based Compensation

        The Company administers the 1999 Stock Option and Grant Plan (the "1999 Plan") under which 166,666 options to purchase shares of the Company's Common Stock may be granted to employees, advisors, consultants and other key persons of the Company and its subsidiaries, including affiliated professional corporations. Options granted under the 1999 Plan are non-qualified stock options ("NQSO"). The Company also administers the 1996 Stock Option and Incentive Plan (the "1996 Plan") under which 229,375 options to purchase shares of the Company's Common Stock may be granted to officers and other employees, directors, advisors, consultants and other key persons of the Company and its subsidiaries. Options granted under the 1996 Plan may be either incentive stock options ("ISO") or NQSO. The option price per share may not be less than 100% of the fair market value at the grant date for ISO and may not be less than 85% of the fair market value at the grant date for NQSO. Generally, options vest over a 4-year period and are exercisable over a ten-year life.

        The following table summarizes the activity during 2001, 2000 and 1999 under the 1999 Plan and 1996 Plan.

                                       2001              2000            1999
                                     --------          --------        --------
Outstanding at beginning of year       270,636            236,412         177,812
Granted ........................        83,333             51,542          69,750
Exercised ......................            --                 --              --
Canceled .......................       (91,881)          (17,318)        (11,150)
                                       --------          --------        --------
Outstanding at end of year .....        262,088           270,636         236,412
                                       ========          ========        ========
Exercisable at end of year .....        181,475           152,580          79,926

Price range ....................  $ 1.31-110.25     $ 5.06-110.25   $14.64-110.25

The following summarizes information about options at December 31, 2001:

                                                  Options Outstanding                             Options Exercisable
                                 ------------------------------------------------------    -----------------------------------
                                                       Weighted           Weighted                               Weighted
       Exercise                                         Average            Average                                Average
        Price                                          Remaining          Exercise                               Exercise
        Range                        Number              Term               Price              Number              Price
-----------------------          ----------------   ----------------   ----------------    ----------------   ----------------
$  1.31-5.06                          91,666           9.2 years          $   3.05                51,666           $  3.15
$  10.13-24.75                        83,664           7.7 years             14.33                56,762             14.72
$  68.25-110.25                       86,758           6.1 years             78.16                73,047             77.83
                                     -------                                                     -------
                                     262,088                                                     181,475
                                     =======                                                     =======


The shares exercisable at December 31, 2000 and 1999 had a weighted average exercise price of $51.12 and $62.82 per share, respectively.

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

The Company used the Black-Scholes option-pricing model to estimate the fair value of options. The effects of applying SFAS No. 123 for 2001, 2000 and 1999 are as follows (in thousands, except per share amounts):

                                                                  2001          2000         1999
Net income (loss):
          As reported                                           $(3,786)      $  (482)       $6,581
          Pro forma                                              (4,754)       (1,507)        5,702

Net income (loss) per common share:
          As reported                                            $(1.75)      $ (0.22)        $3.16
          Pro forma                                               (2.20)        (0.70)         2.74

Net income (loss) per common share - assuming dilution:
          As reported                                            $(1.75)      $ (0.22)        $3.16
          Pro forma                                               (2.20)        (0.70)         2.73

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

                                                           2001      2000       1999
Risk-free interest rates .........................         4.84%      6.59%     6.66%
Expected volatility ..............................       113.22%    101.10%    98.77%
Expected weighted average life of options in years         7.0        7.0       7.0


7.  COMMITMENTS AND CONTINGENCIES:

    Operating and Capital Lease Obligations

        The Company leases all of its facilities, including the Dental Offices and corporate office, under non-cancelable operating leases, extending through 2011. Rent expense totaled approximately $9.1 million, $8.9 million and $8.6 million for 2001, 2000 and 1999, respectively.

        Future minimum lease commitments under capital and noncancelable operating leases with remaining terms of one or more years are as follows as of December 31, 2001:

                                                   OPERATING         CAPITAL
                                                 ------------     ------------
2002 ........................................     $ 6,538,431       $   84,439
2003 ........................................       5,170,522           56,376
2004 ........................................       4,168,476           46,327
2005 ........................................       3,023,171            3,861
2006 ........................................       1,666,263               --
Thereafter ..................................       2,061,414               --
                                                  -----------     ------------
   Total minimum lease obligation ...........     $22,628,277          191,003
                                                  ===========
   Less - Amounts representing interest .....                          (17,866)
                                                                  ------------
   Present value of minimum lease obligations                          173,137
   Less - Current maturities ................                          (73,940)
                                                                  ------------
   Capital lease obligations, net ...........                          $99,197
                                                                  ============

    Litigation, Claims, and Assessments

        The Company is engaged in various legal proceedings incidental to its business activities. Management does not believe the resolution of such matters individually or in the aggregate will have a material adverse effect on the Company's financial position, results of operations or liquidity.


8.  INCOME TAXES:

        The income tax provision (benefit) consisted of the following for the years ended December 31 (in thousands):

                       2001       2000      1999
                     -------     ------    ------
Current:
   Federal           $(542)     $  100     $1,392
   State               500         500        500
                     ------     ------     ------
                       (42)        600      1,892
Deferred               242         574      1,408
                     ------     ------     ------
Total                $ 200      $1,174     $3,300
                     ======     ======     ======

        Due to the Company's 2001 pre-tax loss, the 2001 effective tax rate is significantly impacted by non-deductible goodwill amortization, state income taxes and book over tax basis in the former Wisconsin operations. The Company's effective tax rate of 169.7% in 2000 is higher than the federal rate of 34.0% due to non-deductible goodwill amortization and state income taxes. The Company's effective tax rate of 33.4% in 1999 is lower than the federal rate of 34.0% due to a $2.9 million credit recorded in the fourth quarter related to the settlement of a dispute with the sellers of an affiliated dental practice that is not considered taxable income, offset by the impact of state income taxes and nondeductible goodwill amortization.

        Deferred income taxes are recorded for temporary differences between the basis of assets and liabilities for financial reporting purposes and income tax purposes. Temporary differences comprising the deferred tax assets and liabilities in the consolidated balance sheets as of December 31, 2001 and 2000 are as follows (in thousands):

                                                                   2001                    2000
                                                          ---------------------   ---------------------
Deferred tax asset:
   Cash to accrual and other ...........................   $2,216                   $2,209
   Fixed asset depreciation ............................      555                       --
                                                           -------                   ------
                                                                        $2,771                    $2,209

Deferred tax liability:
   Deferred tax liabilities of acquired companies           1,839                     1,156
   Intangible asset amortization .......................    2,787                     2,023
   Fixed asset depreciation ............................       --                       144
                                                           ------                   -------
                                                                         4,626                     3,323
                                                                        ------                     -----
   Net deferred tax liability ..........................               $(1,855)                  $(1,114)
                                                                       =======                   =======



           The deferred income tax provision (benefit) of approximately $242,000, $574,000 and $1,408,000, in 2001, 2000 and 1999, respectively, consists primarily of nondeductible accruals, the excess of the tax over book amortization of intangible assets, the excess of the tax over book depreciation of fixed assets and cash to accrual adjustments.

9.  RELATED-PARTY TRANSACTIONS:

        The Company leases several of its facilities from affiliated entities. Total rent expense paid to related parties for 2001, 2000 and 1999 was approximately $1.2 million, $1.2 million and $1.1 million, respectively. The leases have average remaining lives of approximately 2.8 years at December 31, 2001.

        The Management Agreement activity between the Company and the Dental Offices is reflected as a liability in the consolidated balance sheets. Such amounts are generally payable within a 30-day period following month-end and are unsecured.

        Included in accrued restructuring charges in 2000 is approximately $151,000 in compensation expense related to a change in employment status of Dr. Warren F. Melamed, the Company's founder, who is no longer an employee but remains as a Director of the Company. This amount was recorded in the fourth quarter of 1998. Of the total amount accrued, approximately $151,000 and $384,000 was paid in 2001 and 2000, respectively.


10.  BENEFIT PLANS:

    401(k) Plans

        The Company maintains a defined contribution plan that conforms to IRS provisions for 401(k) plans. The plan, referred to as the "Monarch 401(k) Plan," covers all employees of the Company and the affiliated P.C.'s. Under this plan, employees are eligible to participate in the plan provided they have attained the age of 18 and have completed the 90-day initial employment period. The Company makes discretionary matching contributions up to a maximum dollar amount. Total contributions by the Company for the plan were approximately $1.2 million, $641,000 and $619,000 for 2001, 2000 and 1999, respectively.

    Employee Stock Purchase Plan

        The Company's 1997 Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and approved by the Company's stockholders. Up to 83,333 shares of Common Stock may be issued under the Purchase Plan. Offerings under the Purchase Plan commence on each January 1 and July 1 and have a duration of six months. Generally, all employees who are customarily employed for more than 20 hours per week as of the first day of the applicable offering period are eligible to participate in the Purchase Plan.

        During each offering, an employee may purchase shares under the Purchase Plan by authorizing payroll deductions of up to 10% of his or her cash compensation during the offering period. The maximum number of shares which may be purchased by any participating employee during any offering period is limited to 167 shares. Unless the employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase Common Stock on the last business day of the period at a price equal to 85% of the fair market value of the Common Stock on the first or last day of the offering period, whichever is lower. The Company issued an aggregate of 16,450 and 18,350 shares of Common Stock under the Purchase Plan in 2001 and 2000, respectively.

11.  DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS:

        SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure about the fair value of financial instruments. Carrying amounts for all financial instruments included in current assets and current liabilities approximate estimated fair values due to the short maturity of those instruments. The fair values of the Company's notes payable and capital lease obligations are based on similar issues or on current rates available to the Company and approximate their carrying values at December 31, 2001 and 2000.

12. SEGMENT REPORTING:

        The Company organizes its business into four reportable divisions. The Company's reportable divisions are strategic business units, and are comprised of the following:

        Division One - Includes Dallas/Fort Worth, Houston, San Antonio, West Texas and Virginia Dental Offices.

        Division Two - Includes Georgia, Florida, Colorado and Arizona Dental Offices.

        Division Three - Includes Indiana, Arkansas, Dayton, Cleveland, New Jersey, Pittsburgh and Philadelphia Dental Offices.

        Division Four - Includes Wisconsin and Utah Dental Offices. The Company sold its Wisconsin operations on December 31, 2001.

        The accounting policies of the divisions are the same as those described in the summary of significant accounting policies except that the Company does not allocate income taxes to any of the regions.

                      FOR THE YEAR ENDED DECEMBER 31, 2001
                             (Dollars in thousands)


                             Division 1   Division 2   Division 3   Division 4      Total
                             ----------   ----------   ----------   ----------    ---------
Patient revenue, net          $96,965      $30,680      $49,650      $34,572     $211,867
Total operating expenses       80,854       28,426       43,119       30,257     182,656 (a)
                             --------     --------     --------     --------     --------
Segment contribution           16,111        2,254        6,531        4,315       29,211
Contribution margin                17%           7%          13%          12%          14%
Depreciation and
     amortization expense       4,696        1,605        3,294        1,300       10,895
Interest expense, net              38           51            2           19          110
Segment profit                 11,377          598        3,235        2,996       18,206

Capital expenditures              664          418          400          997        2,479
Total assets                   50,505       20,599       59,246        5,415      135,765



                      FOR THE YEAR ENDED DECEMBER 31, 2000
                             (Dollars in thousands)


                            Division 1   Division 2   Division 3    Division 4    Total
                            ----------   ----------   ----------    ----------   --------
Patient revenue, net          $95,572      $32,653      $49,336      $33,778     $211,339
Total operating expenses       76,961       28,762       41,756       28,918      176,397
                             --------     --------     --------     --------     --------
Segment contribution           18,611        3,891        7,580        4,860       34,942
Contribution margin                19%          12%          15%          14%          17%
Depreciation and
     amortization expense       4,451        1,518        3,289        1,230       10,488
Interest expense, net             104           93           54           14          265
Segment profit                 14,056        2,280        4,237        3,616       24,189

Capital expenditures              899          947          542          552        2,940
Total assets                   55,322       21,722       63,102       18,752      158,898




Reconciliation of Profit (in thousands)
                                                      2001         2000
                                                    -------      -------
Segment profit                                      $18,206      $24,189
Unallocated amounts:
Corporate operating expenses                          9,582        9,987 (b)
Corporate strategic alternative costs                   317        2,347
Corporate depreciation and amortization expense         622          623
Corporate interest expense, net                      10,077       10,261
Minority interest in consolidated subsidiaries          127          279
Loss on sale of subsidiary                            1,067           --
                                                    -------      -------
Income before income taxes                          $(3,586)        $692
                                                    =======      =======
Corporate capital expenditures                          309          154
Total corporate assets                               12,652       12,798



(a) Includes an approximately $1.0 million charge for uncollectible unbilled orthodontic receivables (see Note 2).

(b) Includes approximately $1.0 million in severance payments to a former executive of the Company.